

2012 TEAMwork

Striving to serve customers better than any other steelmaker.



Received SEC

APR 15 2013

Washington, DC 20549

AK Steel | ANNUAL REPORT AND FORM 10-K 2012

TEAMwork in 2012:

*At AK Steel, we remained focused on "TEAMwork" in 2012 as we worked hard to **T**ap our potential, **E**nhance our margins, **A**ccelerate our vertical integration initiatives and **M**anage working capital while serving customers better than any other steelmaker.*



James L. Wainscott
Chairman, President and Chief Executive Officer

AK Steel finished the year 2012 with a strong resolve to win in 2013 and beyond. Despite sluggish economic conditions that have persisted since the Fall of 2008, the men and women of AK Steel have simply refused to lose. That is a testament to the character of our company and the dedication of our people. Thanks to a team effort, AK Steel remains well-positioned to take advantage of opportunities as the economy continues to slowly improve.

For the full-year 2012, AK Steel's revenues reached approximately $6 billion on shipments of about 5.4 million tons. Our average selling price for 2012 was $1,092 per ton, and we ended the year 2012 with strong liquidity of approximately $1.1 billion.

Safety First, First In Safety

Safety remains our highest priority at AK Steel, and our 2012 safety performance was nothing short of outstanding. While one injury is always one too many, taken as a whole, the year 2012 represented our second best annual safety performance in the history of AK Steel.

As a result of our commitment to safety, the company earned significant recognition in 2012. Our Coshocton Works and Zanesville Works both received awards for safety from the Ohio Bureau of Workers' Compensation Division of Safety and Hygiene in 2012, and both of our AK Tube plants were recognized by the Fabricators & Manufacturers Association, International, for their exceptional safety performance.

Of special note, the employees at our Ashland, Rockport and Zanesville plants worked the entire year of 2012 without any OSHA recordable injuries. In addition, our Coshocton Works received Occupational Health and Safety Assessment Series 18001:2007 certification, becoming the first location within AK Steel to do so. These are fantastic achievements, and I offer my sincere thanks and congratulations to all of our employees for making safety their highest priority each and every day.

OHSAS
Safety Certification

Coshocton Works received Occupational Health and Safety Assessment Series (OHSAS) 18001:2007 Certification.

Quality Performance

On the quality front, we established all-time company best records for internal quality performances in 2012. Our rates for both internal rejections and retreated products came in at their lowest levels in company history, surpassing the records that had been set in the year 2011. Our customers were equally happy with the quality of our products in 2012. In fact, according to independent surveys, our carbon and specialty steel customers once again rated AK Steel "Number One" in quality, service and overall customer satisfaction. It does not get any better than that.



AK Steel received Chrysler's "Metallic Supplier of the Year Award."

In addition, throughout 2012, AK Steel received a number of honors from important customers, highlighted by our "Metallic Supplier of the Year Award" from Chrysler Group LLC. AK Steel was the only metal supplier in the world to receive this prestigious honor from Chrysler. We were also delighted to receive awards for quality from General Electric and Kenwal Steel, and to be recognized by Toyota for Supplier Diversity and Quality Performance Achievement.

At AK Steel, serving customers better than any other steelmaker is at the heart of who we are, what we do and how we do it. The high rankings and awards we receive are important because they speak to the solid relationships that we strive to build with all of our customers. They are also a valuable indicator of future business opportunities that will come our way.

Margin Enhancement

To enhance our profit margins over the long-term, we continued to develop our strategic investments in Magnetation and AK Coal Resources throughout 2012.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



FORM 10-K

☒ Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2012

OR

☐ Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the transition period from to

Commission File No. 1-13696

AK STEEL HOLDING CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	**31-1401455**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
9227 Centre Pointe Drive, West Chester, Ohio	**45069**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(513) 425-5000**

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock $0.01 Par Value	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐

Indicate by check mark whether the registrant is a shell company, as defined in Rule 12b-2 of the Securities Exchange Act of 1934. Yes ☐ No ☒

Aggregate market value of the registrant's voting stock held by non-affiliates at June 30, 2012: $640,241,039
There were 136,274,906 shares of common stock outstanding as of February 26, 2013.

DOCUMENTS INCORPORATED BY REFERENCE

The information required to be furnished pursuant to Part III of this Form 10-K will be set forth in, and incorporated by reference from, the registrant's definitive proxy statement for the annual meeting of stockholders (the "2013 Proxy Statement"), which will be filed with the Securities and Exchange Commission not later than 120 days after the end of the fiscal year ended December 31, 2012.

AK Steel Holding Corporation

Table of Contents

		Page
PART I		
Item 1.	Business	1
Item 1A.	Risk Factors	5
Item 1B.	Unresolved Staff Comments	10
Item 2.	Properties	10
Item 3.	Legal Proceedings	11
Item 4.	Mine Safety Disclosures	11
PART II		
Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	12
Item 6.	Selected Financial Data	15
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	15
Item 7A.	Quantitative and Qualitative Disclosure about Market Risk	37
Item 8.	Financial Statements and Supplementary Data	39
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosures	91
Item 9A.	Controls and Procedures	91
Item 9B.	Other Information	94
PART III		
Item 10.	Directors, Executive Officers and Corporate Governance	94
Item 11.	Executive Compensation	94
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	94
Item 13.	Certain Relationships and Related Transactions, and Director Independence	94
Item 14.	Principal Accounting Fees and Services	94
PART IV		
Item 15.	Exhibits, Financial Statement Schedules	95
	Signatures	100

(Dollars in millions, except per share and per ton amounts or as otherwise specifically noted)

PART I

Item 1. Business.

Operations Overview

AK Steel Holding Corporation ("AK Holding") is a corporation formed under the laws of Delaware in 1993 and is an integrated producer of flat-rolled carbon, stainless and electrical steels and tubular products through its wholly-owned subsidiary, AK Steel Corporation ("AK Steel" and, together with AK Holding, the "Company"). AK Steel is the successor through merger in 1999 to Armco Inc., which was formed in 1900.

The Company's operations consist primarily of nine steelmaking and finishing plants and tubular production facilities located in Indiana, Kentucky, Ohio and Pennsylvania. The Company's operations produce flat-rolled value-added carbon steels, including premium-quality coated, cold-rolled and hot-rolled carbon steel products, and specialty stainless and electrical steels that are sold in sheet and strip form, as well as carbon and stainless steel that is finished into welded steel tubing. In addition, the Company's operations include European trading companies that buy and sell steel and steel products and other materials, AK Coal Resources, Inc. ("AK Coal"), which controls and is developing metallurgical coal reserves in Pennsylvania, and a 49.9% equity interest in Magnetation LLC ("Magnetation"), a joint venture that produces iron ore concentrate from previously-mined ore reserves.

Customers and Markets

For carbon and stainless steels, the Company principally directs its marketing efforts toward those customers who require the highest quality flat-rolled steel with precise "just-in-time" delivery and technical support. The Company's enhanced product quality and delivery capabilities, as well as its emphasis on customer technical support and product planning, are critical factors in its ability to serve this segment of the market. For electrical steels, the Company focuses its efforts on customers who desire iron-silicon alloys that provide the low core loss and high permeability attributes required for more efficient and economical electrical transformers. The Company's iron-silicon alloys are among the most energy efficient in the world. As with customers of its other steel products, the Company also ensures that its electrical steel customers have outstanding technical support and product development assistance. The Company's standards of excellence in each of its product categories have been embraced by a wide array of diverse customers and, accordingly, no single customer accounted for more than 10% of net sales of the Company during 2012, 2011 or 2010.

The Company's flat-rolled carbon steel products are sold primarily to automotive manufacturers and to customers in the infrastructure and manufacturing market. The infrastructure and manufacturing market includes electrical transmission, heating, ventilation and air conditioning equipment, and appliances. The Company also sells coated, cold-rolled, and hot-rolled carbon steel products to distributors, service centers and converters who may further process these products prior to reselling them. To the extent it believes necessary, the Company carries increased inventory levels to meet the requirements of certain of its customers for "just-in-time" delivery.

The Company sells its stainless steel products to manufacturers and their suppliers in the automotive industry, to manufacturers of food handling, chemical processing, pollution control, medical and health equipment, and to distributors and service centers.

The Company sells its electrical steel products in the infrastructure and manufacturing market. These products are sold primarily to manufacturers of power transmission and distribution transformers, both for new and replacement installation. The principal driver in the demand for new transformers is housing starts, while the demand for replacement transformers is driven more by age and obsolescence. The Company also sells electrical steel products for use in the manufacture of electrical motors and generators.

The following table sets forth the percentage of the Company's net sales attributable to each of its markets:

Market	2012	2011	2010
Automotive	45%	36%	36%
Infrastructure and Manufacturing	23%	24%	25%
Distributors and Converters	32%	40%	39%

The Company sells its carbon products principally to customers in the United States. The Company's electrical and stainless steel products are sold both domestically and internationally. The Company's customer base is geographically diverse and there is no single country outside of the United States for which sales are material relative to the Company's net sales. The Company attributes revenue from foreign countries based upon the destination of physical shipment of a product. Net sales by geographic area and as a percentage of net sales in 2012, 2011 and 2010, domestically and internationally, were as follows:

Geographic Area	2012		2011		2010	
	Net Sales	%	Net Sales	%	Net Sales	%
United States	$ 5,077.0	86%	$ 5,521.6	85%	$ 5,145.0	86%
Foreign countries	856.7	14%	946.4	15%	823.3	14%
Total	$ 5,933.7	100%	$ 6,468.0	100%	$ 5,968.3	100%

The Company does not have any material long-lived assets located outside of the United States.

Approximately 64% of the Company's shipments of flat-rolled steel products in 2012 were made to contract customers, with the balance to customers in the spot market at prevailing prices at the time of sale. The Company is a party to contracts with all of its major automotive and most of its infrastructure and manufacturing market customers. These contracts set forth prices to be paid for each product during their term. Approximately 94% of the Company's shipments to contract customers permit price adjustments during the term of the contract. In most instances, the term of the contract is one year.

The Company's sales have been adversely affected by the lingering effects of the severe recession in the domestic and global economies that started in the fall of 2008. In 2012, the automotive industry continued to recover from the effects of the recession and North American light vehicle production continued to improve during the year. However, North American light vehicle production remained substantially below pre-recession levels and, although a further increase in light vehicle production volumes is projected during 2013, it appears likely that light vehicle production levels will continue to be below pre-recession levels in 2013. Because the automotive market continues to be an important element of the Company's business, reduced North American light vehicle production adversely impacts the Company's total sales and shipments.

The recession also severely affected the housing industry. Housing starts remained substantially below pre-recession levels and it appears likely that they will continue to be below pre-recession levels throughout 2013. The housing slowdown adversely affected production by the manufacturers of power transmission and distribution transformers, to which the Company sells its electrical steels, and production by the manufacturers of appliances, to which the Company sells its stainless and carbon steels. To the extent that domestic housing starts remain at a very low level, it is likely that the Company's electrical and stainless steel sales and shipments will continue to be negatively affected. Electrical steel sales and shipments, particularly to customers in foreign countries, also have been negatively affected by increased global production capacity and the continued weakness in the global economy.

Raw Materials and Other Inputs

The principal raw materials required for the Company's steel manufacturing operations are iron ore, coal, coke, chrome, nickel, silicon, manganese, zinc, limestone, and carbon and stainless steel scrap. The Company also uses large volumes of natural gas, electricity and oxygen in its steel manufacturing operations. In addition, the Company historically has purchased carbon steel slabs from other steel producers to supplement the production from its own steelmaking facilities and purchased approximately 200,000 tons of carbon slabs in 2012.

The Company typically purchases carbon steel slabs, carbon and stainless steel scrap, natural gas, a substantial portion of its electricity, and most other raw materials at prevailing market prices, which are subject to price fluctuations in accordance with supply and demand. The Company, however, makes most of its purchases of coke and oxygen and a portion of its electricity at negotiated prices under annual and multi-year agreements with periodic price adjustments. The Company also purchases iron ore and coal under such agreements, but in 2011 it made strategic investments with respect to iron ore and coal that, over time, are expected to enable the Company to acquire approximately one half of its annual iron ore and coal needs at prices that are less exposed to market fluctuations and are below current market prices. The Company also enters into financial instruments from time to time to hedge portions of its purchases of energy and certain raw materials, the prices of which may be subject to volatile fluctuations.

The Company is a party to supply contracts with Middletown Coke Company, LLC ("SunCoke Middletown"), an affiliate of SunCoke Energy, Inc. ("SunCoke"), to provide the Company with about 550,000 tons of metallurgical-grade lump coke and approximately 45 megawatts of electrical power annually. Under those agreements, the Company will purchase all of the coke and electrical power generated from the SunCoke Middletown plant through at least 2031. The Company is also a party to a long-term supply agreement with Haverhill North Coke Company ("SunCoke Haverhill"), another affiliate of SunCoke, to provide the Company with up to 550,000 tons of metallurgical-grade coke annually and electricity co-generated from a facility in southern Ohio.

In addition, the Company attempts to reduce the risk of future supply shortages through other means. To the extent that multi-year contracts are available in the marketplace, the Company has used such contracts to secure adequate sources of supply to satisfy key raw materials needs for the next three to five years. Where multi-year contracts are not available, or are not available on terms acceptable to the Company, the Company seeks to secure the remainder of its raw materials needs through annual contracts or spot purchases. The Company currently believes that it either has secured, or will be able to secure, adequate sources of supply for its raw materials and energy requirements for at least the next three to five years. The Company also regularly evaluates the use of alternative sources and substitute materials.

Research and Development

The Company conducts a broad range of research and development activities aimed at improving existing products and manufacturing processes and developing new products and processes. Research and development costs incurred in 2012, 2011 and 2010 were $12.5, $13.2 and $9.7, respectively.

Employees

At December 31, 2012, the Company employed approximately 6,400 employees, of which approximately 4,800 are represented by labor unions under various contracts that expire between 2013 and 2016. See the discussion under *Labor Agreements* in Item 7 for additional information on these agreements.

Competition

The Company competes with domestic and foreign flat-rolled carbon, stainless and electrical steel producers (both integrated steel producers and mini-mill producers) and producers of plastics, aluminum and other materials that can be used in lieu of flat-rolled steels in manufactured products. Mini-mills generally offer a narrower range of products than integrated steel mills, but can have some competitive cost advantages as a result of their different production processes and typically non-union work forces. Price, quality, on-time delivery and customer service are the primary competitive factors in the steel industry and vary in relative importance according to the category of product and customer requirements.

Domestic steel producers, including the Company, face significant competition from foreign producers. For a variety of reasons, these foreign producers often are able to sell products in the United States at prices substantially lower than domestic producers. These reasons include lower labor, raw material, energy and regulatory costs, as well as significant government subsidies, the maintenance of artificially low exchange rates against the U.S. dollar, and preferential trade practices in their home countries. The annual level of imports of foreign steel into the United States also is affected to varying degrees by the strength of demand for steel outside the United States and the relative strength or weakness of the U.S. dollar against various foreign currencies. U.S. imports of finished steel accounted for approximately 24%, 22% and 21% of domestic steel market sales in 2012, 2011 and 2010, respectively.

The Company continues to provide pension and healthcare benefits to a significant portion of its retirees, resulting in a competitive disadvantage compared to certain other domestic integrated steel companies and the mini-mills that do not provide such benefits to any or most of their retirees. Over the course of the last several years, however, the Company has negotiated progressive labor agreements that have significantly reduced total employment costs at all of its union-represented facilities. In addition, the Company has entered into agreements with various groups of retirees to transfer all responsibility for their healthcare benefits from the Company to Voluntary Employee Benefits Association ("VEBA") trusts funded by the Company. The Company has also lowered and continues to lower retiree benefit costs related to its salaried employees. These actions have increased the Company's ability to compete in the highly competitive global steel market.

The Company also is facing increased competition from foreign-based and domestic steel producers who have expanded or restarted shutdown steel production and/or finishing facilities in the United States.

Environmental

Information with respect to the Company's environmental compliance, remediation and proceedings is included in Note 8 to the consolidated financial statements in Item 8 and is incorporated herein by reference.

Executive Officers of the Registrant

The following table sets forth the name, age and principal position with the Company of each of its executive officers as of February 26, 2013:

Name	Age	Positions with the Company
James L. Wainscott	55	Chairman of the Board, President and Chief Executive Officer
David C. Horn	61	Executive Vice President, General Counsel and Secretary
John F. Kaloski	63	Executive Vice President and Operating Officer
Albert E. Ferrara, Jr.	64	Senior Vice President, Corporate Strategy and Investor Relations
Gary T. Barlow	50	Vice President, Sales and Customer Service
Keith J. Howell	47	Vice President, Operations
Roger K. Newport	48	Vice President, Finance and Chief Financial Officer
Maurice A. Reed	50	Vice President, Engineering, Raw Materials and Energy
Kirk W. Reich	44	Vice President, Procurement and Supply Chain Management
Lawrence F. Zizzo, Jr. . . .	64	Vice President, Human Resources

James L. Wainscott was named Chairman of the Board of Directors of the Company in January 2006, and became President and Chief Executive Officer in October 2003. Previously, Mr. Wainscott had been the Company's Chief Financial Officer and had served as Treasurer upon joining the Company in April 1995. Before joining the Company, Mr. Wainscott held a number of increasingly responsible financial positions for National Steel Corporation.

David C. Horn was named Executive Vice President, General Counsel and Secretary in May 2010. Mr. Horn was named Senior Vice President in January 2005. Mr. Horn became Vice President and General Counsel in April 2001 and assumed the additional position of Secretary in August 2003. Before joining the Company as Assistant General Counsel in December 2000, Mr. Horn was a partner in the Cincinnati-based law firm now known as Frost Brown Todd LLC.

John F. Kaloski was named Executive Vice President and Operating Officer in May 2010. Mr. Kaloski was named Senior Vice President, Operations in January 2005. Prior to joining the Company in October 2002, Mr. Kaloski served as a Senior Vice President at National Steel Corporation and held senior management positions at United States Steel Corporation.

Albert E. Ferrara, Jr. was named Senior Vice President, Corporate Strategy and Investor Relations in May 2012. Mr. Ferrara was named Senior Vice President, Finance and Chief Financial Officer in May 2010. Mr. Ferrara was named Vice President, Finance and Chief Financial Officer in November 2003. Prior to joining the Company in June 2003, Mr. Ferrara was Vice President, Corporate Development for NS Group, Inc., a tubular products producer, and previously held positions as Senior Vice President and Treasurer with United States Steel Corporation and Vice President, Strategic Planning at USX Corporation.

Gary T. Barlow was named Vice President, Sales and Customer Service in September 2010. Mr. Barlow joined the Company in May 2010 as Director, Sales and Customer Service, Carbon Steel. Prior to joining the Company, Mr. Barlow was President, Northeast Region, for Ryerson Inc., a metals processing and distributing company from October 2007 to July 2009. Mr. Barlow also previously served in several auditing and financial service capacities at Bank of America.

Keith J. Howell was named Vice President, Operations in May 2012. Mr. Howell was named Vice President, Carbon Steel Operations in May 2010. Mr. Howell was named Director, Engineering and Raw Materials in March 2009. He was named General Manager, Butler Works in August 2005. Prior to that, Mr. Howell served in a variety of other capacities since joining the Company in 1997, including General Manager at Middletown Works and Ashland Works and Manager—Aluminized and Manager—Steelmaking at Middletown Works.

Roger K. Newport was named Vice President, Finance and Chief Financial Officer in May 2012. Mr. Newport was named Vice President, Business Planning and Development in May 2010. Mr. Newport was named Controller and Chief Accounting Officer in July 2004 and Controller in September 2001. Prior to that, Mr. Newport served in a variety of other capacities since joining the Company in 1985, including Assistant Treasurer, Investor Relations, Manager—Financial Planning and Analysis, Product Manager, Senior Product Specialist and Senior Auditor.

Maurice A. Reed was named Vice President, Engineering, Raw Materials and Energy in May 2012. Mr. Reed was named Director, Engineering and Raw Materials in March 2011. Prior to that, Mr. Reed served in a variety of other capacities since joining the Company in 1996, including Director of Engineering and Energy, General Manager—Engineering, Operations Support and

Primary Process Research and General Manager—Engineering. Before joining the Company, Mr. Reed held a number of increasingly responsible engineering technology positions for National Steel Corporation.

Kirk W. Reich was named Vice President, Procurement and Supply Chain Management in May 2012. Mr. Reich was named Vice President, Specialty Steel Operations in May 2010. Mr. Reich was named General Manager, Middletown Works in October 2006. Prior to that, Mr. Reich served in a variety of other capacities since joining the Company in 1989 including Manager—Mobile Maintenance/Maintenance Technology, General Manager—Mansfield Works, Manager—Processing and Shipping, Technical Manager, Process Manager and Civil Engineer.

Lawrence F. Zizzo, Jr. was named Vice President, Human Resources in January 2004 upon joining the Company. Before joining the Company, Mr. Zizzo was Vice President, Human Resources, at National Steel Corporation.

Available Information

The Company maintains a website at www.aksteel.com. Information about the Company is available on the website free of charge, including the annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as soon as reasonably practicable after submission to the Securities and Exchange Commission. Information on the Company's website is not incorporated by reference into this report.

Item 1A. Risk Factors.

The Company cautions readers that its business activities involve risks and uncertainties that could cause actual results to differ materially from those currently expected by the Company. The most significant of those risks are:

Risk of reduced selling prices and shipments associated with a highly competitive, cyclical industry and weakened economies. Historically, the steel industry has been a cyclical industry. The recovery from the dramatic downturn in the domestic and global economies that began in the fall of 2008 has been slow and uneven across various industries and sectors. The lingering effects of the recession continue to adversely affect demand for AK Steel's products. Although pricing and shipments have improved compared to the severe recessionary conditions of 2009, net sales have not yet returned to pre-2009 levels. This failure to return to pre-recession conditions is the result of a variety of factors, including the slow pace of the U.S. economic recovery and heightened uncertainty with respect to the direction of the economy in the United States; greater widespread uncertainty and deterioration in the economies of Western Europe, caused chiefly by currency devaluations, high debt levels and reduced government and private sector spending; the effects of a slowdown in the Chinese economy, including increases in exports of some categories of Chinese steel to the United States; increased competition in the United States from both foreign and domestic steel competitors, particularly those in bankruptcy or with new or expanded production capacity in the United States; and decreases in scrap steel exports from the United States to Europe as a result of lower foreign demand and currency devaluations, which results in greater scrap supply and lower scrap pricing in the United States and provides a competitive advantage to mini-mill producers who utilize more scrap in their steel production than integrated mills like AK Steel. These conditions directly impact spot market pricing for AK Steel's products, and in particular its carbon steel products. They also may adversely impact AK Steel's efforts to negotiate higher prices with its contract customers. At this time, it is impossible to determine when or if the domestic and/or global economies will return to pre-recession levels. Thus there is a risk of continued adverse impact on demand for AK Steel's products, the prices for those products, and AK Steel's sales and shipments of those products as a result of the ongoing weakness in the economy. In addition, global economic conditions remain fragile and the possibility remains that the domestic or global economies, or certain industry sectors of those economies that are key to AK Steel's sales, may not recover as quickly as anticipated, or could deteriorate, which likely would result in a corresponding fall in demand for AK Steel's products and negatively impact AK Steel's business, financial results and cash flows.

Risk of changes in the cost of raw materials and energy. The price that AK Steel pays for energy and key raw materials, such as iron ore, coal, natural gas and scrap, can fluctuate significantly based on market factors. The prices at which AK Steel sells steel will not necessarily change in tandem with changes in its raw material and energy costs. A portion of AK Steel's shipments are in the spot market, and pricing for these products fluctuates based on prevailing market conditions. The remainder of AK Steel's shipments are pursuant to contracts typically having durations of six months or more. A portion of those contracts contain fixed prices that do not allow AK Steel to pass through changes in the event of increases or decreases in raw material and energy costs. However, a significant majority of AK Steel's shipments to contract customers are pursuant to contracts with variable-pricing mechanisms that allow AK Steel to adjust the price or to impose a surcharge based upon changes in certain raw material and energy costs. Those adjustments, however, do not always reflect all of AK Steel's underlying raw material and energy cost changes. The scope of the adjustment may be limited by the terms of the negotiated language or by the timing of when the adjustment is effective relative to a cost increase. For shipments made to the spot market, market conditions or timing of sales may not allow AK Steel to recover the full amount of an increase in raw material or energy costs. As a result of the factors set forth above with respect to spot market sales and contract sales, AK Steel is not always able to recover through the price of its steel the full amount of cost increases associated with its purchase of energy or key raw materials. In such circumstances a significant

increase in raw material or energy costs likely would adversely impact AK Steel's financial results and cash flows. Conversely, in certain circumstances, AK Steel's financial results and cash flows also can be adversely affected when raw material prices decline. This can occur when the Company locks in the price of a raw material over a period of time and the spot market price for the material declines during that period. Because there often is a correlation between the price of finished steel and the raw materials of which it is comprised, a decline in raw material prices may coincide with lower steel prices, compressing the Company's margins. The impact of a change in raw materials prices also may be delayed by the need to consume existing inventories. New inventory may not be purchased until some portion of the existing inventory purchased earlier is consumed. The impact of this risk is particularly significant with respect to iron ore because of the volume used by operations and the associated costs. The exposure of the Company to the risk of price increases with respect to iron ore and coal has been reduced by virtue of its recent investments in an iron ore joint venture and in the acquisition of coal reserves. These investments are expected over time to enable the Company to acquire approximately one half of its annual iron ore and coal needs at prices that are less exposed to market fluctuations and are below current market prices, but there is a risk that the volume of iron ore and coal acquired by the Company through these investments will be less than that in the event of delays in development or otherwise, or that the cost of raw materials from these operations will be higher than expected. To the extent that the Company must acquire its iron ore and coal at market prices, the overall trend of these prices remains high in comparison to historical prices. Going forward, cost increases could be significant again with respect to iron ore and coal, as well as certain other raw materials, such as scrap. The impact of significant fluctuations in the price AK Steel pays for its raw materials can be exacerbated by AK Steel's "last in, first out" ("LIFO") method for valuing inventories when there are changes in the cost of raw materials or energy or in AK Steel's raw material inventory levels as well as AK Steel's finished and semi-finished inventory levels. The impact of LIFO accounting may be particularly significant with respect to period-to-period comparisons.

Risk related to the Company's significant amount of debt and other obligations. As of December 31, 2012, AK Steel had outstanding $1,450.9 of indebtedness (excluding unamortized discount) and additional obligations, including pension and other postretirement benefit obligations totaling $1,770.3. The Company expects to contribute approximately $180.0 to its pension plans and $30.8 to fund certain VEBA trusts in 2013, as well as $240.0 and $150.0 to its pension plans in 2014 and 2015, respectively. The Company also from time to time has additional contractual commitments, including the commitment to contribute $150.0 (in the aggregate over the next two to three years) to its Magnetation joint venture following its satisfaction of certain conditions, principally the receipt of the environmental permits for a pellet plant. At December 31, 2012, AK Steel had $74.7 of outstanding letters of credit under its credit facility, resulting in remaining availability of $871.9 under its credit facility (subject to customary borrowing conditions, including a borrowing base). The amount of AK Steel's indebtedness and other financial obligations could have important consequences. For example, it could increase AK Steel's vulnerability to general adverse economic and industry conditions; require a substantial portion of the Company's cash flows to be dedicated to debt service payments, reducing the amount of cash flows available for other purposes, such as working capital, capital expenditures, acquisitions, joint ventures or general corporate purposes, as well as limiting AK Steel's ability to obtain additional financing in the future to be used for such other purposes; limit AK Steel's planning flexibility for, or ability to react to, changes in the Company's business and the industry; and place AK Steel at a competitive disadvantage with competitors who may have less indebtedness and other obligations or greater access to financing.

Risk of severe financial hardship or bankruptcy of one or more of the Company's major customers. Many, if not most, of the Company's customers have shared the financial and operational challenges faced by the Company during the severe recession that began in late 2008 and the slow and uneven domestic and global economic recovery that has followed. In the event of a significant weakening of current economic conditions, whether as a result of secular or cyclical issues, it could lead to financial difficulties or even bankruptcy filings by customers of AK Steel. AK Steel could be adversely impacted by such financial hardships or bankruptcies. The nature of that impact most likely would be lost sales or losses associated with the potential inability to collect all outstanding accounts receivables. Such an event could negatively impact AK Steel's financial results and cash flows.

Risk of reduced demand in key product markets. The automotive and housing markets are important elements of AK Steel's business. Though conditions have improved since the severe economic downturn that started in the fall of 2008, particularly with respect to the automotive market, both markets continue to be significantly depressed compared to pre-recession levels. If demand from one or more of AK Steel's major automotive customers were to be reduced significantly as a result of a renewed severe economic downturn, increased use of competing materials in substitution for steel, or other causes, it likely would negatively affect AK Steel's sales, financial results and cash flows. Similarly, if demand for AK Steel's products sold to the housing market were to be further reduced significantly, it could negatively affect AK Steel's sales, financial results and cash flows.

Risk of increased global steel production and imports. Actions by AK Steel's domestic or foreign competitors to increase production in and/or exports to the United States could result in an increased supply of steel in the United States, which could result in lower prices for and shipments of AK Steel's products. In fact, significant increases in production capacity in the United States by competitors of AK Steel already has occurred in recent years as new carbon and stainless steelmaking and finishing facilities have begun production. In addition, foreign competitors, especially those in China, have substantially increased their production capacity in the last few years, and in some instances have seemingly targeted the U.S. market for imports of certain higher value products, including electrical steels. These and other factors have contributed to a high level of imports of foreign steel into the United States in recent years and create a risk of even greater levels of imports, depending upon foreign market and economic conditions, the value of the U.S. dollar relative to other currencies, and other variables beyond AK Steel's control. A

significant further increase in domestic capacity or foreign imports could adversely affect AK Steel's sales, financial results and cash flows.

Risks of excess inventory of raw materials. AK Steel has certain raw material supply contracts, particularly with respect to iron ore and coke, which have terms providing for minimum annual purchases, subject to exceptions for *force majeure* and other circumstances. If AK Steel's need for a particular raw material is reduced for an extended period significantly below what was projected at the time the applicable contract was entered into, or what was projected at the time an annual nomination was made under that contract, AK Steel could be required to purchase quantities of raw materials, particularly iron ore and coke, which exceed its anticipated annual needs. If that circumstance was to occur, and if AK Steel was not successful in reaching agreement with a particular raw material supplier to reduce the quantity of raw materials it purchases from that supplier, then AK Steel would likely be required to purchase more of a particular raw material in a given year than it needs, negatively affecting its financial results and cash flows. The impact on financial results could be exacerbated by AK Steel's LIFO method for valuing inventories, which could be affected by changes in AK Steel's raw material inventory levels, as well as AK Steel's finished and semi-finished inventory levels. The impact of LIFO accounting may be particularly significant with respect to period-to-period comparisons.

Risk of supply chain disruptions or poor quality of raw materials. The Company's sales, financial results and cash flows could be adversely affected by transportation, raw material or energy supply disruptions, or poor quality of raw materials, particularly scrap, coal, coke, iron ore, alloys and purchased carbon slabs. Such disruptions or quality issues, whether the result of severe financial hardships or bankruptcies of suppliers, natural or man-made disasters or other adverse weather events, or other unforeseen circumstances or events, could reduce production or increase costs at one or more of AK Steel's plants.

Risk of production disruption or reduced production levels. When business conditions permit, AK Steel operates its facilities at production levels at or near capacity. High levels of production are important to AK Steel's financial results because they enable AK Steel to spread its fixed costs over a greater number of tons. Production disruptions could be caused by the idling of facilities due to reduced demand, such as resulting from the recent economic downturn. Such production disruptions also could be caused by unanticipated plant outages or equipment failures, particularly under circumstances where AK Steel lacks adequate redundant facilities, such as with respect to its hot mill. In addition, the occurrence of natural or man-made disasters, adverse weather conditions, or similar events or circumstances could significantly disrupt AK Steel's operations, negatively impact the operations of other companies or contractors AK Steel depends upon in its operations, or adversely affect customers or markets to which AK Steel sells its products. Any such significant disruptions or reduced levels of production would adversely affect AK Steel's sales, financial results and cash flows.

Risks associated with the Company's healthcare obligations. AK Steel provides healthcare coverage to its active employees and to a significant portion of its retirees, as well as to certain members of their families. AK Steel is self-insured with respect to substantially all of its healthcare coverage. While AK Steel has substantially mitigated its exposure to rising healthcare costs through cost sharing, healthcare cost caps and the establishment of VEBA trusts, the cost of providing such healthcare coverage may be greater on a relative basis for AK Steel than for other steel companies against which AK Steel competes because such competitors either provide a lesser level of benefits, require that their participants pay more for the benefits they receive, or do not provide coverage to as broad a group of participants (e.g., they do not provide retiree healthcare benefits). In addition, existing or new federal healthcare legislation could adversely affect AK Steel's financial condition through increased costs in the future.

Risks associated with the Company's pension obligations. AK Steel's pension trust is currently underfunded to meet its long-term obligations. The extent of underfunding is directly affected by changes in interest rates and asset returns in the securities markets. It also is affected by the rate and age of employee retirements, along with actual experience compared to actuarial projections. These items affect pension plan assets and the calculation of pension obligations and expenses. Such changes could increase the cost to AK Steel of those obligations, which could have a material adverse effect on AK Steel's results and its ability to meet those obligations. In addition, changes in the law, rules, or governmental regulations with respect to pension funding could also materially and adversely affect the cash flow of AK Steel and its ability to meet its pension obligations. Also, under the method of accounting used by AK Steel with respect to its pension obligations, AK Steel recognizes into its results of operations, as a "corridor" adjustment, any unrecognized actuarial net gains or losses that exceed 10% of the larger of projected benefit obligations or plan assets. These corridor adjustments are driven mainly by changes in assumptions and by events and circumstances beyond AK Steel's control, primarily changes in interest rates, performance of the financial markets, and mortality and retirement projections. A corridor adjustment, if required after a re-measurement of AK Steel's pension obligations, historically has been recorded in the fourth quarter of the fiscal year. In past years, corridor adjustments have had a significant negative impact on AK Steel's financial statements in the year in which a charge was recorded, although the immediate recognition of the charge in that year has the beneficial effect of reducing its impact on future years and the recognition of the corridor charge does not have any immediate impact on the Company's cash flows.

Risk of not reaching new labor agreements on a timely basis. Most of AK Steel's hourly employees are represented by various labor unions and are covered by collective bargaining agreements with expiration dates between March 2013 and October 2016. Three of those contracts are scheduled to expire in 2013. The labor contract with the United Auto Workers, Local 3462, which represents approximately 340 hourly employees at the Company's Coshocton Works located in Coshocton, Ohio, expires on March 31, 2013. The labor agreement with the United Steel Workers, Local 1865, which represents approximately 820 hourly employees at the Company's Ashland Works located in Ashland, Kentucky, expires on September 1, 2013. The labor contract with

the United Auto Workers, Local 3044, which represents approximately 190 hourly employees at the Company's Rockport Works located in Rockport, Indiana, expires on September 30, 2013. The Company intends to negotiate with these unions to reach new, competitive labor agreements in advance of the current respective expiration dates. The Company cannot predict at this time, however, when new, competitive labor agreements with the unions at the Coshocton Works, Ashland Works and Rockport Works will be reached or what the impact of such agreements will be on the Company's operating costs, operating income and cash flow. There is the potential of a work stoppage at these locations in 2013 as their respective collective bargaining agreements expire if the Company and the unions cannot reach a timely agreement in contract negotiations. If there were to be a work stoppage, it could have a material impact on the Company's operations, financial results and cash flows. To the extent that the Company has labor contracts with unions at other locations which expire after 2013, a similar risk applies.

Risks associated with major litigation, arbitrations, environmental issues and other contingencies. The Company has described several significant legal and environmental proceedings in Note 8 to the consolidated financial statements in Item 8. An adverse development or result in one or more of those contingencies or proceedings could negatively impact AK Steel's financial results and cash flows.

Risks associated with environmental compliance. Due to the nature and extent of environmental issues affecting AK Steel's operations and obligations, changes in application or scope of environmental regulations applicable to AK Steel could have a significant adverse impact. For example, in 2010 the United States Environmental Protection Agency ("EPA") revised the National Ambient Air Quality Standards ("NAAQS") for nitrogen oxide, sulfur dioxide and lead and in late 2012 promulgated a regulation lowering the NAAQS threshold for fine particulate matter. Although a variety of parties are seeking changes to and the EPA is reevaluating certain aspects of these new standards, if they remain in place, they could require the Company to make significant capital expenditures to ensure compliance and could make it more difficult for the Company to obtain required permits in the future. Other adverse impacts could include, among others, costs for emission allowances, restriction of production, and higher prices for certain raw materials. These and other changes in the application or scope of environmental regulations applicable to AK Steel may adversely affect in a significant manner AK Steel's operations, financial results and cash flows.

Risk associated with regulatory compliance and changes. AK Steel's business and the businesses of its customers and suppliers are subject to a wide variety of government oversight and regulation. The regulations promulgated or adopted by various government agencies, and the interpretations and application of such regulations, are dynamic and constantly evolving. To the extent new regulations arise, the application of existing regulations expands, or the interpretation of applicable regulations changes, AK Steel may incur additional costs for compliance, including capital expenditures. AK Steel may also be indirectly affected through regulatory changes impacting its customers or suppliers. Such changes could reduce the competitiveness or even the viability of AK Steel products to AK Steel customers or cause AK Steel suppliers to pass their increased costs of compliance through to AK Steel in the form of higher prices for their goods or services. For example, on February 1, 2012, the United States Department of Energy ("DOE") proposed revised energy efficiency standards for certain types of electrical distribution transformers which, subject to public comment and possible legal challenges, would become effective starting in January 2016. The manufacturers of these transformers currently use significant quantities of electrical steel in the manufacturing process. Many of these transformer manufacturers are customers of AK Steel. While the new efficiency standards, as proposed, are not expected to have a major impact on such competitiveness, they are subject to public comment before they become final and to legal challenges. It is expected that certain interested parties will advocate that the efficiency standards should be raised from the levels established by the standards currently proposed by the DOE. There thus is a risk that the DOE, on its own or pursuant to court order, may change the currently proposed efficiency standards in a way that could substantially reduce or even eliminate the competitiveness of electrical steel for use in certain electrical distribution transformers. This would result in a decrease in AK Steel's sales of electrical steel and adversely affect its financial results and cash flows.

Risks associated with climate change and greenhouse gas emission limitations. The United States has not ratified the 1997 Kyoto Protocol Treaty (the "Kyoto Protocol") and AK Steel does not produce steel in a country that has ratified that treaty. Negotiations for a treaty that would succeed the Kyoto Protocol are ongoing and it is not known yet what the terms of that successor treaty ultimately will be or if the United States will ratify it. It is possible, however, that limitations on greenhouse gas emissions may be imposed in the United States at some point in the future through federally-enacted legislation or regulation. The EPA already has issued and/or proposed regulations addressing greenhouse gas emissions, including regulations that will require reporting of greenhouse gas emissions from large sources and suppliers in the United States. Legislation previously has been introduced in the United States Congress aimed at limiting carbon emissions from companies that conduct business that is carbon-intensive. Among other potential material items, such bills could include a proposed system of carbon emission credits issued to certain companies, similar to the European Union's existing "cap and trade" system. It is impossible at this time, however, to forecast what the final regulations and legislation, if any, will look like and the resulting effects on AK Steel. Depending upon the terms of any such regulations or legislation, however, AK Steel could suffer negative financial impacts as a result of increased energy, environmental and other costs in order to comply with the limitations that would be imposed on greenhouse gas emissions. In addition, depending upon whether similar limitations are imposed globally, the regulations and/or legislation could negatively impact AK Steel's ability to compete with foreign steel companies situated in areas not subject to such limitations. Unless and until all of the terms of such regulation and legislation are known, however, AK Steel cannot reasonably or reliably estimate their impact on its financial condition, operating performance or ability to compete.

Risks associated with financial, credit, capital and banking markets. In the ordinary course of business, AK Steel seeks to access competitive financial, credit, capital and/or banking markets. Currently, AK Steel believes it has adequate access to these markets to meet its reasonably anticipated business needs. AK Steel both provides and receives normal trade financing to and from its customers and suppliers. To the extent, if at all, access to competitive financial, credit, capital and/or banking markets by AK Steel, or its customers or suppliers, was to be impaired, AK Steel's operations, financial results and cash flows could be adversely impacted.

Risk associated with the Company's use of derivative contracts to hedge commodity pricing volatility. The Company uses cash-settled commodity price swaps and options to hedge the market risk for a portion of its raw material and energy purchases to mitigate the risk of pricing volatility with respect to such inputs. In the event the price of an underlying commodity falls below the price at which the Company has hedged such commodity, the Company will benefit from the lower market price for the commodity purchased, but will not realize the full benefit of the lower commodity price because of the amount that it has hedged. In certain circumstances the Company also could be required to provide collateral for its potential derivative liability or close its hedging transaction for the commodity. Additionally, there may be a lag in timing (particularly with respect to iron ore) between a decline in the price of a commodity underlying a derivative contract, which could cause the Company to make payments in the short-term to provide collateral or settle its relevant hedging transaction, and the period in which the Company experiences the benefits of the lower cost input through its direct purchases of the commodity. Each of these risks related to the Company's hedging transactions could adversely affect the Company's financial results and cash flows.

Risk associated with the value of the Company's net deferred tax assets. U.S. internal revenue laws and regulations and similar state laws applicable to the Company and the rates at which it is taxed have a significant effect on its financial results. For instance, the Company has recorded deferred tax assets, including loss carryforwards and tax credit carryforwards, on its Consolidated Balance Sheets to reflect the economic benefit of tax positions that become deductible in future tax periods at the tax rate that is expected when they will be taken. Changes in tax laws or rates can materially affect the future deductible amounts related to deferred tax assets. For example, a reduction in the tax rate would decrease the amount of tax benefit to be realized in the future and result in a charge to the income statement, which has the effect of reducing the Company's income at the time the tax rate change is enacted. As a result of developments during the second quarter of 2012, the Company concluded that, from an accounting perspective, it was unable to support that it would be able to realize all of the benefits of the deferred tax assets and established a valuation allowance for the deferred tax assets. In addition, in determining the appropriate amount of the valuation allowance, the accounting standards allow the Company to consider the timing of future reversal of its taxable temporary differences and available tax strategies that, if implemented, would result in the realization of deferred tax assets. The use of a tax planning strategy involving LIFO inventory accounting will result in changes in the valuation allowance on the deferred tax assets in relation to the amount of LIFO income or expense the Company records and could materially affect reported financial results. For more detail concerning the Company's net deferred tax assets, see the discussion in the *Critical Accounting Policies* section in Item 7 and in Note 3 to the consolidated financial statements in Item 8. Thus, changes in certain tax laws, a reduction in tax rates or a reduction in the realizable value of the deferred tax assets could have a material adverse effect on the Company's financial results and financial condition.

Risk of inability to fully realize benefits of long-term cost savings and margin enhancement initiatives. In recent years the Company has undertaken several significant projects in an effort to lower its costs and enhance its margins. These include efforts to lower its costs and increase its control over certain key raw materials through a strategy of vertically integrating into approximately one half of its annual supply of such key raw materials. AK Steel intends to implement this strategy with respect to coke through its long-term contractual arrangements with SunCoke, with respect to iron ore through its investment in Magnetation, and with respect to coal through its acquisition and development of AK Coal. Other strategic initiatives to lower AK Steel's costs include efforts to realize a higher utilization of the Company's production facilities and the implementation of a strategic purchasing procurement system. The Company also has targeted several other areas for enhancing its profitability, including increasing its percentage of contract sales (and lowering spot market sales), producing and selling a higher-value mix of products and developing new products that can command higher prices from customers. To the extent that one or more of the Company's significant cost-savings or margin enhancement projects is unsuccessful, or that several projects are significantly less effective in achieving the level of combined cost-savings or margin enhancement than the Company is anticipating, or that the Company does not achieve such results as quickly as anticipated, the Company's financial results and cash flows could be adversely impacted.

Risk of lower quantities or quality of estimated coal reserves of AK Coal. AK Steel has based estimated reserve information of its wholly-owned subsidiary, AK Coal, on engineering, economic and geological data assembled and analyzed by third-party engineers and geologists, with review by and involvement of Company employees. There are numerous uncertainties inherent in estimating quantities and qualities of, and costs to mine, recoverable reserves, including many factors beyond AK Coal's control. Estimates of economically-recoverable coal reserves necessarily depend upon a number of variables and assumptions, such as geological and mining conditions that may not be fully identified by available exploration data or that may differ from experience in current operations, historical production from the area compared with production from other similar producing areas, the assumed effects of regulation and taxes by governmental agencies and assumptions concerning coal prices, operating costs, development costs and reclamation costs, all of which may vary considerably from actual results. As a result, actual coal tonnage recovered from AK Coal's properties and the related costs may vary materially from AK Steel's estimates. In addition, actual or alleged defects in title in or the boundaries of the property that AK Coal owns or its loss of any material leasehold interests could

limit or eliminate its ability to mine these properties, which may reduce the estimated reserves controlled by AK Coal or result in significant unanticipated costs to obtain the property rights to mine such reserves.

Risk of increased governmental regulation of mining activities. AK Steel's ability to realize fully the expected benefits from AK Coal and Magnetation could be materially adversely affected by increased governmental regulation of mining and related activities, including difficulties or delays in or their failure to receive, maintain or modify environmental permits required for their operations. With respect to AK Coal, the coal mining industry is subject to numerous and extensive federal, state and local environmental laws and regulations, including laws and regulations pertaining to permitting and licensing requirements, air quality standards, plant and wildlife protection, reclamation and restoration of mining properties, the discharge of materials into the environment, the storage, treatment and disposal of wastes, surface subsidence from underground mining and the effects of mining on groundwater quality and availability. With respect to Magnetation, although the construction and operation of its iron ore concentrate plants require limited environmental permits, its construction and operation of a proposed iron ore pelletizing plant will be subject to most, if not all, of the federal, state and local environmental laws and regulations previously mentioned in regards to AK Coal. The costs, liabilities and requirements associated with these laws and regulations are significant and may increase the costs of, delay or even preclude the commencement or continuation of, AK Coal's mining activities and Magnetation's proposed pellet plant operations.

Risk of inability to hire or retain skilled labor and experienced manufacturing and mining managers. Modern steel-making and mining uses specialized techniques and advanced equipment and requires experienced managers and skilled laborers. The manufacturing and mining industries in the United States are in the midst of a shortage of experienced managers and skilled labor. This shortage is due in large part to demographic changes, as such laborers and managers are retiring at a faster rate than replacements are entering the workforce or achieving a comparable level of experience. If AK Steel or AK Coal are unable to hire or contract sufficient experienced managers and skilled laborers, there could be an adverse impact on the productivity of these operations and the ultimate benefits to AK Steel. For example, although AK Coal has hired a senior executive with substantial coal mining experience to oversee its operations, additional experienced managers and labor will be necessary, whether through hiring employees or through third party contractors, prior to commencing mining operations in earnest.

Risk of IT security threats and sophisticated computer crime. The Company relies upon IT systems and networks in connection with a variety of business activities. In addition, the Company collects and stores sensitive data. The Company has taken, and intends to continue to take, what it believes are appropriate and reasonable steps to prevent security breaches in its systems and networks. In recent years, however, there appears to have been an increase in both the number and sophistication of IT security threats and computer crimes. These IT security threats and increasingly sophisticated computer crimes, including advanced persistent threats, pose a risk to the security of AK Steel's systems and networks and the confidentiality, availability and integrity of its data. A failure of or breach in security could expose the Company to risks of production downtimes and operations disruptions, misuse of information or systems, or the compromising of confidential information, which in turn could adversely affect the Company's reputation, competitive position, business and financial results.

While the previously listed items represent the most significant risks to the Company, the Company regularly monitors and reports risks to Management and the Board of Directors by means of a formal Total Enterprise Risk Management program.

Item 1B. Unresolved Staff Comments.

The Company has no unresolved Securities and Exchange Commission staff comments.

Item 2. Properties.

The Company leases a building in West Chester, Ohio, for use as its corporate headquarters. The initial term of the lease for the building expires in 2019 and there are two five-year options to extend the lease. The Company owns its research building located in Middletown, Ohio. Steelmaking, finishing and tubing operations are conducted at nine facilities located in Indiana, Kentucky, Ohio and Pennsylvania. All of these facilities are owned by the Company, either directly or through wholly-owned subsidiaries.

Ashland Works is located in Ashland, Kentucky, and consists of a blast furnace, basic oxygen furnaces and continuous caster for the production of carbon steel. A coating line at Ashland also helps to complete the finishing operation of material processed at the Middletown plant.

Butler Works is situated in Butler, Pennsylvania, and produces stainless, electrical and carbon steel. Melting takes place in a new, highly-efficient electric arc furnace that feeds an argon-oxygen decarburization unit for the specialty steels. A new ladle metallurgy furnace feeds two double-strand continuous casters. The Butler Works also includes a hot rolling mill, annealing and pickling units and two fully automated tandem cold rolling mills. It also has various intermediate and finishing operations for both stainless and electrical steels.

Coshocton Works is located in Coshocton, Ohio, and consists of a stainless steel finishing plant containing two Sendzimer mills and two Z-high mills for cold reduction, four annealing and pickling lines, nine bell annealing furnaces, four hydrogen annealing furnaces, two bright annealing lines and other processing equipment, including temper rolling, slitting and packaging facilities.

Mansfield Works is located in Mansfield, Ohio, and produces stainless steel. Operations include a melt shop with two electric arc furnaces, an argon-oxygen decarburization unit, a thin-slab continuous caster and a six-stand hot rolling mill.

Middletown Works is located in Middletown, Ohio, and consists of a coke facility, blast furnace, basic oxygen furnaces and continuous caster for the production of carbon steel. Also located at the Middletown site are a hot rolling mill, cold rolling mill, two pickling lines, four annealing facilities, two temper mills and three coating lines for finishing the product.

Rockport Works is located near Rockport, Indiana, and consists of a continuous cold rolling mill, a continuous hot-dip galvanizing and galvannealing line, a continuous carbon and stainless steel pickling line, a continuous stainless steel annealing and pickling line, hydrogen annealing facilities and a temper mill.

Zanesville Works is located in Zanesville, Ohio, and consists of a finishing plant for some of the stainless and electrical steel produced at Butler Works and Mansfield Works and has a Sendzimer cold rolling mill, annealing and pickling lines, high temperature box anneal and other decarburization and coating units.

AK Tube LLC ("AK Tube"), a Company subsidiary, has a plant in Walbridge, Ohio, which operates six electric resistance weld tube mills and a slitter. AK Tube also has a plant in Columbus, Indiana, which operates eight electric resistance weld and two laser weld tube mills.

AK Coal, another Company subsidiary, controls, through ownership and lease, and is developing metallurgical coal reserves in Somerset County, Pennsylvania. The Company currently estimates that AK Coal owns or leases existing proven and probable coal reserves of approximately 27 million tons of low-volatile metallurgical coal. Another Company subsidiary, Coal Innovations, LLC ("Coal Innovations"), operates a coal washing plant in Somerset County, close to AK Coal's reserves.

Item 3. Legal Proceedings.

Information with respect to this item may be found in Note 8 to the consolidated financial statements in Item 8, which is incorporated herein by reference.

Item 4. Mine Safety Disclosures.

The operation of the Company's Coal Innovations coal washing plant is subject to regulation by the Mine Safety and Health Administration ("MSHA") under the Federal Mine Safety and Health Act of 1977, as amended ("Mine Act"). MSHA inspects mining and processing operations, such as Coal Innovation's washing plant, on a regular basis and issues various citations and orders when it believes a violation has occurred under the Mine Act. Exhibit 95.1 to this Annual Report sets forth citations and orders from MSHA and other regulatory matters required to be disclosed by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act or otherwise under this Item 4. All of the matters disclosed in Exhibit 95.1 were incurred by Coal Innovations in 2012 prior to its acquisition by the Company in August 2012. From the date of the Company's acquisition of Coal Innovations until December 31, 2012, Coal Innovations received no citations or orders from MSHA and it incurred no other mine safety violations or other regulatory matters required to be disclosed under this Item 4.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

AK Holding's common stock has been listed on the New York Stock Exchange since April 5, 1995 (symbol: AKS). The table below sets forth for the calendar quarters indicated the reported high and low sales prices of the common stock:

	2012		2011	
	High	Low	High	Low
First Quarter	$ 10.33	$ 6.80	$ 17.88	$ 14.00
Second Quarter	7.85	4.59	17.07	13.79
Third Quarter	6.73	4.44	16.75	6.50
Fourth Quarter	5.90	3.42	9.35	5.51

As of February 26, 2013, there were 136,274,906 shares of common stock outstanding and held of record by 4,446 stockholders. The closing stock price on February 26, 2013 was $3.70 per share. Because depositories, brokers and other nominees held many of these shares, the number of record holders is not representative of the number of beneficial holders. There were no unregistered sales of equity securities in the quarter or year ended December 31, 2012.

In July 2012, the Company elected to suspend its dividend program. The savings from suspending the program will enhance the Company's financial flexibility and further support capital needs of the business.

The Company's Credit Facility contains certain restrictive covenants with respect to the Company's payment of dividends. Under these covenants, dividends are permitted providing (i) availability exceeds $247.5 or (ii) availability exceeds $192.5 and the Company meets a fixed charge coverage ratio of one to one as of the most recently ended fiscal quarter. If the Company cannot meet either of these thresholds, dividends would be limited to $12.0 annually. Currently, the availability under the Credit Facility significantly exceeds $247.5. Accordingly, although the Company has elected to suspend its dividend program, there currently are no covenant restrictions that would restrict the Company's ability to declare and pay a dividend to its stockholders. Cash dividends paid in 2012 and 2011 by the Company to its shareholders were determined to be a return of capital under the United States Internal Revenue Code.

Information concerning the amount and frequency of dividends declared and paid in 2012 and 2011 is as follows:

2012 COMMON STOCK DIVIDENDS

Record Date	Payment Date	Per Share
February 10, 2012	March 9, 2012	$ 0.05
May 15, 2012	June 8, 2012	0.05

2011 COMMON STOCK DIVIDENDS

Record Date	Payment Date	Per Share
February 11, 2011	March 10, 2011	$ 0.05
May 13, 2011	June 10, 2011	0.05
August 15, 2011	September 9, 2011	0.05
November 15, 2011	December 9, 2011	0.05

ISSUER PURCHASES OF EQUITY SECURITIES

Period	Total Number of Shares Purchased (a)	Average Price Paid Per Share (a)	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs (b)	Approximate Dollar Value of Shares that May Yet be Purchased Under the Plans or Programs (b)
October 2012	1,543	$ 5.47	—	
November 2012	—	—	—	
December 2012	—	—	—	
Total	1,543	5.47	—	$ 125.6

(a) During the quarter, the Company repurchased 1,543 shares of common stock owned by participants in its restricted stock awards program under the terms of the AK Steel Holding Corporation Stock Incentive Plan. In order to satisfy the requirement that an amount be withheld that is sufficient to pay federal, state and local taxes due upon the vesting of the restricted stock, employees are permitted to have the Company withhold shares having a fair market value equal to the minimum statutory withholding rate which could be imposed on the transaction. The Company repurchases the withheld shares at the quoted average of the reported high and low sales prices on the day the shares are withheld.

(b) In October 2008, the Board of Directors authorized the Company to repurchase, from time to time, up to $150.0 of its outstanding equity securities. There is no expiration date specified in the Board of Directors' authorization.

The following graph compares cumulative total stockholder return on the Company's common stock for the five-year period from January 1, 2008 through December 31, 2012, with the cumulative total return for the same period of (i) the Standard & Poor's 500 Stock Index and (ii) Standard & Poor's 500 Metals & Mining Index. The S&P 500 Metals & Mining Index is made up of Alcoa Inc., Allegheny Technologies Inc., Cliffs Natural Resources, Inc., Freeport-McMoRan Copper & Gold Inc., Newmont Mining Corporation, Nucor Corporation and United States Steel Corporation. These comparisons assume an investment of $100 at the commencement of the period and reinvestment of dividends.

Cumulative Total Returns
January 1, 2008 through December 31, 2012
(Value of $100 invested on January 1, 2008)



	1/1/2008	12/31/2008	12/31/2009	12/31/2010	12/31/2011	12/31/2012
AK Holding	$100	$20	$47	$37	$19	$11
S&P 500 Metals & Mining	$100	$44	$70	$90	$67	$60
S&P 500	$100	$63	$80	$92	$94	$109

Item 6. Selected Financial Data.

The following selected historical consolidated financial data for each of the five years in the period ended December 31, 2012 have been derived from the audited consolidated financial statements. The selected historical consolidated financial data presented herein are qualified in their entirety by, and should be read in conjunction with, the consolidated financial statements set forth in Item 8 and *Management's Discussion and Analysis of Financial Condition and Results of Operations* set forth in Item 7.

	2012	2011	2010	2009	2008
	(dollars in millions, except per share and per ton data)				
Statement of Operations Data:					
Net sales	$ 5,933.7	$ 6,468.0	$ 5,968.3	$ 4,076.8	$ 7,644.3
Operating profit (loss) (a)(b)	(128.1)	(201.3)	(133.9)	(70.1)	28.0
Net income (loss) attributable to AK Steel Holding Corporation (c)	(1,027.3)	(155.6)	(128.9)	(74.6)	4.0
Basic and diluted earnings (loss) per share (c)	(9.06)	(1.41)	(1.17)	(0.68)	0.04
Other Data:					
Cash dividends declared per common share	$ 0.10	$ 0.20	$ 0.20	$ 0.20	$ 0.20
Total shipments (in thousands of tons)	5,431.3	5,698.8	5,660.9	3,935.5	5,866.0
Selling price per ton	$ 1,092	$ 1,131	$ 1,054	$ 1,036	$ 1,303
Balance Sheet Data:					
Cash and cash equivalents	$ 227.0	$ 42.0	$ 216.8	$ 461.7	$ 562.7
Working capital	630.3	137.3	559.6	889.4	1,268.6
Total assets	3,903.1	4,449.9	4,188.6	4,274.7	4,682.0
Current portion of long-term debt (d)	0.7	250.7	0.7	0.7	0.7
Long-term debt (excluding current portion)	1,411.2	650.0	650.6	605.8	632.6
Current portion of pension and other postretirement benefit obligations	108.6	130.0	145.7	144.1	152.4
Pension and other postretirement benefit obligations (excluding current portion)	1,661.7	1,744.8	1,706.0	1,856.2	2,144.2
Total equity (deficit) (e)	(91.0)	377.2	641.1	880.1	970.7

(a) In 2010, the Company recorded $63.7 related to the announced shutdown of the Company's Ashland coke plant and $9.1 related to the Butler Retiree Settlement. For more information on the Butler Retiree Settlement, see Note 5 to the consolidated financial statements.

(b) Under its method of accounting for pensions and other postretirement benefits, the Company recorded pension corridor charges of $157.3, $268.1 and $660.1 in 2012, 2011 and 2008, respectively. Included in 2008 is a curtailment charge of $39.4 associated with a benefit cap imposed on a defined benefit pension plan for salaried employees.

(c) Included in net income (loss) attributable to AK Steel Holding Corporation for 2012 was a charge to income tax expense of $865.5, or $7.63 per diluted share, for an increase in the valuation allowance on deferred tax assets.

(d) Includes borrowings under the Company's revolving credit facility classified as short-term.

(e) As of December 31, 2012, the advances in SunCoke Middletown were classified as noncontrolling interests as a result of financing activities performed by its parent, SunCoke Energy, Inc. This was included in other non-current liabilities in prior periods.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Operations Overview

The Company's operations consist primarily of nine steelmaking and finishing plants and tubular production facilities located in Indiana, Kentucky, Ohio and Pennsylvania. The Company's operations produce flat-rolled value-added carbon steels, including premium-quality coated, cold-rolled and hot-rolled carbon steel products, and specialty stainless and electrical steels that are sold in sheet and strip form, as well as carbon and stainless steel that is finished into welded steel tubing. These products are sold to the automotive, infrastructure and manufacturing, and distributors and converters markets. The Company sells its carbon products principally to domestic customers. The Company's electrical and stainless steel products are sold both domestically and internationally. The Company also produces carbon and stainless steel that is finished into welded steel tubing used in the automotive, large truck, industrial and construction markets. The Company's operations include European trading companies that buy and sell steel and steel products and other materials, AK Coal, which controls and is developing metallurgical coal reserves in Pennsylvania, and a 49.9% equity interest in Magnetation, a joint venture that produces iron ore concentrate from previously-mined ore reserves.

Safety, quality and productivity are the focal points of AK Steel's operations and the hallmarks of its success. In 2012, the Company experienced another year of outstanding safety performance and continued to lead the steel industry in OSHA recordable safety performance by a wide margin. The Company also continued to perform extremely well with respect to quality, establishing several all-time company best records for internal quality performances. With respect to productivity, the Company set new yield records at numerous operating units and plant locations in 2012. However, the Company's average capacity utilization across all of its plants remained flat at approximately 81% in 2012 from 2011.

2012 Financial Results Overview

The challenging domestic and global economic conditions that the Company, and much of the steel industry, have faced since the beginning of the global recession in 2008 continued in 2012 and had a negative impact on the Company's financial performance. These conditions included a slow economic recovery in the United States and in other parts of the world, continued weakness and greater uncertainty with regard to the economies of Western Europe caused by currency, debt and austerity issues, and a slowdown in the Chinese economy. In addition, there was increased competition in the United States from imports and from domestic producers with new or expanded facilities or under-utilized existing facilities. The aggregate effect of these conditions resulted in a significant oversupply of steel relative to current demand, which had a negative effect on pricing for most of the Company's steel products. In addition, declines in scrap steel pricing during 2012 benefited input costs for mini-mill steel producers more than for integrated producers such as AK Steel. The Company also continued to experience a decline in electrical steel pricing during the year, particularly with regard to international sales, as a result of the weak global economic conditions and increased global production capacity.

Because the automotive market continues to be an important element of the Company's business, North American light vehicle production levels directly affect the Company's total sales and shipments. In 2012, the North American automotive industry continued to recover from the economic recession and that improvement had a positive effect on the Company's sales and shipments to the automotive industry. In addition, the Company increased its market share in the automotive market during 2012. Light vehicle production levels for the year, however, remained below pre-recession levels.

The housing industry also continues to be important to the Company's business. The housing industry began to show some signs of improvement in 2012, particularly late in the year, but continues to be severely impacted by the recession and its after-effects. Housing starts in the United States in 2012 remained near historically low levels for the fourth consecutive year compared to pre-recession levels. The housing slowdown adversely affected production by manufacturers of power transmission and distribution transformers, to which the Company sells its electrical steels, and production by the manufacturers of appliances, to which the Company sells its stainless and carbon steels.

Compounding the negative impact of all of these conditions, the Company's financial results for 2012 were further negatively affected by two other items. First, the Company recorded a pre-tax pension corridor charge of $157.3 in the fourth quarter of 2012. That corridor charge did not have any immediate cash impact on the Company. Second, the Company recorded income tax expense for 2012, despite reporting a loss before taxes for the year. Included in income tax expense for 2012 is a charge of $865.5 for changes in the valuation allowance on the Company's deferred tax assets. That non-cash charge includes the initial charge to income tax expense in the second quarter of 2012 for the valuation allowance related to deferred tax assets created in prior years and the change in the valuation allowance related to the current year tax benefits that would have been recorded related to the Company's pre-tax losses and pension corridor charge. As a result of these factors, the Company reported a net loss of $1,027.3, or $9.06 per diluted share of common stock, in 2012.

Also contributing to the loss was a decline in revenue of approximately 8% from 2011. This was principally attributable to a decline in average selling prices compared to 2011, combined with an approximate 5% decline in shipments. The Company's average selling price for 2012 was $1,092 per ton, a decrease of approximately 3% from the Company's average selling price of $1,131 per ton for 2011, principally due to lower spot market prices, reduced raw material surcharges and a lower value-added product mix. The Company's steelmaking raw material and energy costs were lower in 2012 compared to the same period in 2011, primarily as a result of lower costs for carbon scrap, iron ore and energy, partially offset by higher costs for coke. The benefit of the lower raw material costs, however, could not overcome the negative effect of the overall economic, business and tax conditions faced by the Company in 2012. The Company reported adjusted EBITDA of $181.2, or $33 per ton. Reconciliations for the non-GAAP financial measures presented in this paragraph are provided in the *Non-GAAP Financial Measures* section of this report.

During 2012, the Company completed several capital market transactions to improve the Company's liquidity position and to finance on a long-term basis the strategic investments in iron ore and coal that were initiated in 2011. During the year the Company issued $800.0 of debt securities and 25.3 million shares of common stock for gross proceeds of $101.2, resulting in aggregate gross proceeds of $901.2. The Company used the proceeds from these capital market transactions to repay all outstanding borrowings under the Credit Facility, including borrowings which had been used for shorter-term financing of the Company's strategic investments, and for general corporate purposes. As a result of the successful completion of these capital market transactions, the Company's liquidity was substantially enhanced and totaled nearly $1.1 billion at the end of 2012.

Despite the significant headwinds summarized above, the Company continued to turn in positive performances from its operations during 2012. For example, the Company had another outstanding year with regard to both safety and quality.

With respect to safety, in 2012 the Company continued to lead the steel industry in OSHA recordable safety performance by a wide margin. Leading the way were the Company's Ashland, Rockport and Zanesville plants, which did not experience a single OSHA recordable case in 2012. Company-wide, 2012 represented AK Steel's second best annual safety performance in its history in terms of OSHA recordable injuries. In addition, the Company's plants received various safety awards and other recognition. For example, the Coshocton Works received an Occupational Health and Safety Assessment Series certification from SRI Quality System Registrar, an internationally accredited registrar for management system standards, becoming the first location within AK Steel to do so.

In terms of quality, the Company again performed extraordinarily well. For 2012, AK Steel established several all-time company best records for internal quality performances. The Company's rates for both internal rejections and retreated products came in at their lowest levels in AK Steel history, surpassing the records that had been set in the year 2011. In addition, the Company's customers continued to provide public confirmation of the outstanding quality of the Company's products shipped to them in 2012. Each quarter, an independent customer survey is performed by Jacobson and Associates that compares AK Steel to its most direct competitors. According to the Jacobson survey results for the fourth quarter, AK Steel was rated:

- #1 in quality, service, on-time delivery, and overall customer satisfaction as compared to our integrated carbon steel competitors, and
- #1 in quality, service and overall customer satisfaction as compared to our specialty steel competitors.

In addition, AK Steel received a number of "Supplier of the Year" honors from important customers during 2012, highlighted by the "Metallic Supplier of the Year Award" from Chrysler Corporation. AK Steel was the only metal supplier in the world to receive this honor from Chrysler in 2012.

2012 Compared to 2011

Steel Shipments

Steel shipments in 2012 were 5,431,300 tons, down approximately 5% from shipments of 5,698,800 tons in 2011. The reduction in overall shipments in 2012 compared to 2011 was principally the result of a decline in demand caused from general economic weakness and uncertainty. As spot market pricing declined in 2012, the Company took steps to reduce its spot market sales of non value-added steel. This resulted in a slight increase in the Company's value-added shipments as a percent of total volume shipped to 83.4% in 2012 compared to 82.1% in 2011. Tons shipped by product category for 2012 and 2011, and as a percent of total shipments, were as follows:

	2012		2011	
Value-added Shipments	(tons in thousands)			
Stainless/electrical	849.1	15.6%	900.3	15.8%
Coated	2,409.4	44.4%	2,441.5	42.9%
Cold-rolled	1,138.7	21.0%	1,204.1	21.1%
Tubular	132.0	2.4%	130.1	2.3%
Subtotal value-added shipments	4,529.2	83.4%	4,676.0	82.1%
Non Value-added Shipments				
Hot-rolled	767.6	14.1%	873.5	15.3%
Secondary	134.5	2.5%	149.3	2.6%
Subtotal non value-added shipments	902.1	16.6%	1,022.8	17.9%
Total shipments	5,431.3	100.0%	5,698.8	100.0%

Sales

Net sales in 2012 were $5,933.7, down 8% from net sales of $6,468.0 in 2011. The decrease resulted primarily from lower selling prices in 2012 compared to 2011 and a lower volume of shipments. The average selling price was $1,092 per net ton in 2012, a decrease of 3% compared to $1,131 per net ton in 2011. The Company has variable-pricing mechanisms with most of its contract customers, under which a portion of both rising and falling commodity costs are passed through to the customer or the prices are adjusted based on a published steel price index during the life of the contract. The Company had such variable-pricing mechanisms with respect to approximately 94% of its contract shipments in 2012 compared to 93% in 2011.

Net sales to customers outside the United States were $856.7, or 14% of total sales, for 2012, compared to $946.4, or 15% of total sales, for 2011. A majority of the revenue from sales outside of the United States is associated with electrical and stainless steel products.

The following table sets forth the percentage of the Company's net sales attributable to each of its markets:

Market	2012	2011
Automotive	45%	36%
Infrastructure and Manufacturing	23%	24%
Distributors and Converters	32%	40%

Cost of Products Sold

Cost of products sold in 2012 and 2011 was $5,539.1 and $6,036.8, respectively. Cost of products sold for 2012 was lower primarily as a result of lower shipments and lower costs for carbon scrap, iron ore and energy, partly offset by higher coke costs. Also, the Company recorded a LIFO credit of $89.0 in 2012 compared to a LIFO charge of $9.8 in 2011.

Selling and Administrative Expense

The Company's selling and administrative expense decreased to $208.7 in 2012 from $215.4 in 2011. The decrease was primarily the result of actions taken by the Company to reduce costs, including reduced spending for legal fees, outside consultants and outside services.

Depreciation Expense

Depreciation expense increased to $192.0 in 2012 from $185.0 in 2011. The increase was the result of a full year of depreciation attributable to the SunCoke Middletown plant, which had started up in the fourth quarter of 2011, partially offset by a reduction in depreciation of certain older assets that had become fully depreciated during 2011. The year-over-year comparison also is affected by the impact of the shutdown of the Ashland coke plant in 2011, which reduced the Company's depreciation expense in 2012.

Pension and Other Postretirement Employee Benefit ("OPEB") Expense (Income)

The Company recorded pension and OPEB income of $35.3 in 2012 compared to income of $36.0 in 2011. This small reduction in income in 2012 was largely a result of a decrease in the interest cost on the Company's pension and OPEB obligations, offset by an increase in the pension expense attributable to a decision by the Company to decrease its expected long-term rate of return on plan assets.

The Company recognizes into its results of operations, as a "corridor" adjustment, any unrecognized actuarial net gains or losses that exceed 10% of the larger of projected benefit obligations or plan assets. Amounts inside this 10% corridor are amortized over the plan participants' life expectancy. Actuarial net gains and losses occur when actual experience differs from any of the many assumptions used to value the benefit plans, or when the assumptions change, as they may each year when a valuation is performed. The effect of prevailing interest rates on the discount rate used to value projected plan obligations as of the December 31 measurement date and actual return on plan assets compared to the expected return are two of the more important factors used to determine the Company's year-end liability, corridor adjustment and subsequent year's expense for these benefit plans. Under the Company's method of accounting for pension and other postretirement benefit plans, it incurred pre-tax pension corridor charges of $157.3 and $268.1 in 2012 and 2011, respectively. Although ultimately the pension and OPEB obligations will be settled in cash, there was no cash requirement during the periods in which the charges were recorded.

Operating Profit (Loss)

The Company reported an operating loss for 2012 of $128.1, compared to an operating loss of $201.3 for 2011. Included in both the 2012 and 2011 losses were pre-tax pension corridor charges of $157.3 and $268.1, respectively. Also included was an operating profit (loss) related to SunCoke Middletown of $46.0 and $(7.8) for 2012 and 2011, respectively.

Interest Expense

The Company's interest expense for 2012 and 2011 was $86.7 and $47.5, respectively. The year-over-year increase was attributable to an increase in borrowings under the revolving credit agreement in 2012 versus 2011 and interest on the additional long-term debt issued in 2012.

Other Income (Expense)

The Company reported other income of $6.2 for 2012 and other expense of $5.3 for 2011. Included in other income (expense) was the Company's share of income related to Magnetation of $7.7 for 2012. The balance of other income (expense) is principally attributable to foreign exchange gains or losses.

Income Taxes

In 2012, the Company had income tax expense of $790.0 compared to an income tax benefit of $94.0 in 2011. Included in income tax expense for 2012 are non-cash charges of $865.5 for changes in the valuation allowance on the Company's deferred tax assets. While accounting rules specify that the deferred tax assets must be written down to the amount supported by a tax-planning strategy and the future reversal of the Company's deferred tax liabilities, this accounting treatment has no effect on the ability of the Company to use the loss carryforwards and tax credits in the future to reduce cash tax payments. For a more detailed discussion on the valuation allowance, see Note 3 to the consolidated financial statements.

Net Income (Loss) and Adjusted Net Income (Loss)

The Company's net loss attributable to AK Holding in 2012 was $1,027.3, or $9.06 per diluted share, compared to $155.6, or $1.41 per diluted share, in 2011. The net loss in 2012 included a pre-tax pension corridor charge of $157.3, or $0.86 per diluted share, compared to a pre-tax corridor charge of $268.1, or $1.50 per diluted share, in 2011. Included in the net loss attributable to AK Holding for 2012, was $865.5, or $7.63 per diluted share, for the non-cash charge attributable to the change in the valuation allowance on the Company's deferred tax assets referred to in *Income Taxes* above. Excluding the pension corridor charge and the non-cash income tax charge, the Company had an adjusted net loss of $64.4, or $0.57 per diluted share, for 2012.

Adjusted EBITDA

Adjusted EBITDA (as defined below under *Non-GAAP Financial Measures*) was $181.2, or $33 per ton, and $265.7, or $47 per ton, for 2012 and 2011, respectively.

Non-GAAP Financial Measures

In certain of its disclosures, the Company has reported adjusted EBITDA and adjusted net income (loss) that exclude the effects of a pension corridor charge and a deferred tax asset valuation allowance charge. Management believes that reporting adjusted net income (loss) attributable to AK Holding (as a total and on a per share basis) with these items excluded more clearly reflects the Company's current operating results and provides investors with a better understanding of the Company's overall financial performance.

EBITDA is an acronym for earnings before interest, taxes, depreciation and amortization. It is a metric that is sometimes used to compare the results of different companies by removing the effects of different factors that might otherwise make comparisons inaccurate or inappropriate. For purposes of this report, the Company has made adjustments to EBITDA in order to exclude the effect of noncontrolling interests and pension corridor accounting charges, Ashland coke plant shutdown charges and Butler Retiree Settlement costs. The adjusted results, although not financial measures under generally accepted accounting principles ("GAAP") and not identically applied by other companies, facilitate the ability to analyze the Company's financial results in relation to those of its competitors and to the Company's prior financial performance by excluding items that otherwise would distort the comparison. Adjusted EBITDA and adjusted net income (loss) are not, however, intended as alternative measures of operating results or cash flow from operations as determined in accordance with GAAP and are not necessarily comparable to similarly titled measures used by other companies. Also, with respect to the deferred tax valuation allowance charge, this was a non-cash charge related to the reduction in the amount of deferred tax assets deemed realizable by accounting standards and has no effect on the ability of the Company to use the loss carryforwards and tax credits in the future to reduce cash tax payments.

The Company recognizes in its results of operations, as a corridor adjustment, any unrecognized actuarial net gains or losses that exceed 10% of the larger of projected benefit obligations or plan assets. Amounts inside this 10% corridor are amortized over the plan participants' life expectancy. The need for a corridor charge is considered at any remeasurement date, but has historically only been recorded in the fourth quarter at the time of the annual remeasurement. After excluding the corridor charge, the remaining pension expense included in the non-GAAP measure is comparable to the accounting for pension expense on a GAAP basis in the first three quarters of the year and Management believes this is useful to investors in analyzing the Company's results on a quarter-to-quarter basis, as well as analyzing the Company's results on a year-to-year basis. As a result of the Company's corridor method of accounting, the Company's subsequent financial results on both a GAAP and a non-GAAP basis do not contain any amortization of prior period actuarial gains or losses that exceeded the corridor threshold because those amounts were immediately recognized as a corridor adjustment in the period incurred. Actuarial net gains and losses occur when actual experience differs from any of the many assumptions used to value the benefit plans, or when the assumptions change, as they may each year when a valuation is performed. The two most significant of those assumptions are the discount rate used to value projected plan obligations and the rate

of return on plan assets. In addition, changes in other actuarial assumptions and the degree by which the unrealized gains or losses are within the corridor threshold prior to remeasurement will affect the calculation of the corridor adjustment. The effect of prevailing interest rates on the discount rate as of the December 31 measurement date and actual return on plan assets compared to the expected return will have a significant impact on the determination of the Company's year-end liability, corridor adjustment and subsequent year's expense for these benefit plans. For example, the corridor charge for 2012 was driven by actuarial losses caused primarily by (i) a decrease in the discount rate assumption used to determine the current year pension liabilities from 4.74% at December 31, 2011 to 3.85% at December 31, 2012 (an actuarial loss of approximately $280.0) and (ii) changes in mortality assumptions partially offset by (iii) the net effect of the difference between the expected return on assets of 8.0% ($188.3) and the actual return on assets of 14.8% ($347.8) (netting to an actuarial gain of $159.5). The Company believes that the corridor method of accounting for pension and other postretirement obligations is rarely used by other publicly traded companies. However, because different approaches are used in recognizing actuarial gains and losses, the Company's resulting pension expense on a GAAP basis or a non-GAAP basis may not be comparable to other companies' pension expense on a GAAP basis. Although the corridor charge reduces reported operating and net income, it does not affect the Company's cash flows in the current period. However, the pension obligation will be ultimately settled in cash.

Neither current shareholders nor potential investors in the Company's securities should rely on adjusted EBITDA or adjusted net income (loss) as a substitute for any GAAP financial measure and the Company encourages investors and potential investors to review the following reconciliations of net income (loss) attributable to AK Holding to adjusted EBITDA and adjusted net income (loss).

Reconciliation of Net Income (Loss)

	2012
Reconciliation to Net Income (Loss) Attributable to AK Steel Holding	
Adjusted net income (loss) attributable to AK Steel Holding Corporation	$ (64.4)
Pension corridor charge (net of tax)	(97.4)
Non-cash income tax charge from change in deferred tax asset valuation allowance	(865.5)
Net income (loss) attributable to AK Steel Holding Corporation, as reported	$ (1,027.3)
Reconciliation to Basic and Diluted Earnings (Loss) per Share	
Adjusted basic and diluted earnings (loss) per share	$ (0.57)
Pension corridor charge	(0.86)
Non-cash income tax charge from change in deferred tax asset valuation allowance	(7.63)
Basic and diluted earnings (loss) per share, as reported	$ (9.06)

Reconciliation of Adjusted EBITDA

	2012	2011	2010
Net income (loss) attributable to AK Holding	$ (1,027.3)	$ (155.6)	$ (128.9)
Noncontrolling interests	28.7	(4.5)	(1.8)
Income tax provision (benefit)	790.0	(94.0)	(43.8)
Interest expense	86.7	47.5	33.0
Interest income	(0.4)	(0.5)	(1.6)
Depreciation	192.0	185.0	197.1
Amortization	14.2	14.1	15.0
EBITDA	83.9	(8.0)	69.0
Less: EBITDA of noncontrolling interests	60.0	(5.6)	(2.5)
Pension corridor and special charges	157.3	268.1	72.8
Adjusted EBITDA	$ 181.2	$ 265.7	$ 144.3
Adjusted EBITDA per ton	$ 33	$ 47	$ 25

2011 Compared to 2010

Shipments

Steel shipments in 2011 were 5,698,800 tons, compared to 5,660,900 tons in 2010. Although overall shipments increased slightly in 2011 compared to 2010, a decline in demand during the second half of 2011 resulted in a reduction in value-added shipments for the full year. As a result, the Company's value-added shipments as a percent of total volume shipped declined to 82.1% in 2011 compared to 84.6% in 2010. The decline in shipments of coated and cold-rolled steel products was offset by an increase in hot-rolled steel products, resulting in the year-over-year slight increase in total shipments. Tons shipped by product category for 2011 and 2010, with percent of total shipments, were as follows:

	2011		2010	
Value-added Shipments	(tons in thousands)			
Stainless/electrical	900.3	15.8%	866.0	15.3%
Coated	2,441.5	42.9%	2,558.4	45.2%
Cold-rolled	1,204.1	21.1%	1,241.2	21.9%
Tubular	130.1	2.3%	123.8	2.2%
Subtotal value-added shipments	4,676.0	82.1%	4,789.4	84.6%
Non Value-added Shipments				
Hot-rolled	873.5	15.3%	706.3	12.5%
Secondary	149.3	2.6%	165.2	2.9%
Subtotal non value-added shipments	1,022.8	17.9%	871.5	15.4%
Total shipments	5,698.8	100.0%	5,660.9	100.0%

The following discussion should be read in conjunction with the consolidated financial statements and notes thereto included in Item 8.

Net Sales

Net sales in 2011 were $6,468.0, up 8% from net sales of $5,968.3 in 2010. The increase resulted primarily from higher selling prices in 2011 compared to 2010. The average selling price was $1,131 per net ton in 2011, an increase of 7% compared to $1,054 per net ton in 2010. The Company has variable-pricing mechanisms with most of its contract customers, under which a portion of both rising and falling commodity costs are passed through to the customer during the life of the contract. The Company had such variable-pricing mechanisms with respect to approximately 93% of its contract shipments in 2011 compared to 89% in 2010. In 2011, the Company experienced a significant increase in its raw material costs. In addition, the majority of the variable-pricing mechanisms for carbon sales were changed from annual adjustments in 2010 to quarterly adjustments in 2011. As a consequence, surcharges to customers were increased, contributing to both the higher average selling price and the higher net sales for the year.

Net sales to customers outside the United States were $946.4, or 15% of total sales, for 2011, compared to $823.3, or 14% of total sales, for 2010. A substantial majority of the revenue from sales outside of the United States is associated with electrical and stainless steel products.

The following table sets forth the percentage of the Company's net sales attributable to each of its markets:

Market	2011	2010
Automotive	36%	36%
Infrastructure and Manufacturing	24%	25%
Distributors and Converters	40%	39%

Operating Costs

Costs of products sold in 2011 and 2010 were $6,036.8 and $5,643.2, respectively. Cost of products sold for 2011 were higher as a result of increased raw material costs, in particular for iron ore. This increase in raw material costs was offset in part by a reduction in the Company's LIFO charge, year over year. At December 31, 2011 and 2010, inventory quantities decreased from the previous year end, causing a liquidation of LIFO inventory layers in each of the years. However, the increases in raw material costs that were experienced by the Company in 2011 and 2010 compared to the respective prior year more than offset the income generated from liquidation of LIFO layers, and the net results recorded by the Company were LIFO charges of $9.8 in 2011 and $109.0 in 2010. Costs in 2010 included the one-time, non-recurring charges of $63.7 for the Ashland coke plant shutdown and $9.1 associated with the Butler Retiree Settlement.

Selling and Administrative Expense

The Company's selling and administrative expense increased to $215.4 in 2011 from $204.0 in 2010. The increase was due primarily to additional costs incurred by SunCoke Middletown of $5.9 as a result of its start-up in the fourth quarter of 2011, and increased compensation costs.

Depreciation Expense

Depreciation expense declined to $185.0 in 2011 from $197.1 in 2010, due to existing older assets becoming fully depreciated and as a result of the shutdown of the Ashland coke plant in 2011, partially offset by the depreciation related to major capital projects at the Butler plant that were substantially completed during the second quarter of 2011. Depreciation expense is expected to increase slightly in 2012 as a result of the start-up of the SunCoke Middletown plant in the fourth quarter of 2011.

Pension and OPEB Charges

The Company recorded a pension and OPEB credit of $36.0 in 2011 compared to $14.9 in 2010. The increase in the credit in 2011 was largely a result of a decrease in the interest cost on the obligations and an increase in the expected investment return on a higher amount of plan assets at the beginning of each year.

The Company recognizes into its results of operations, as a "corridor" adjustment, any unrecognized actuarial net gains or losses that exceed 10% of the larger of projected benefit obligations or plan assets. Amounts inside this 10% corridor are amortized over the plan participants' life expectancy. Actuarial net gains and losses occur when actual experience differs from any of the many assumptions used to value the benefit plans, or when the assumptions change, as they may each year when a valuation is performed. The effect of prevailing interest rates on the discount rate used to value projected plan obligations as of the December 31 measurement date and actual return on plan assets compared to the expected return are two of the more important factors used to determine the Company's year-end liability, corridor adjustment and subsequent year's expense for these benefit plans. Under the Company's method of accounting for pension and other postretirement benefit plans, it incurred a pre-tax pension corridor charge of $268.1 in 2011, but did not incur a corridor adjustment in 2010.

Operating Profit (Loss) and Adjusted Operating Profit (Loss)

The Company reported an operating loss for 2011 of $201.3, compared to an operating loss of $133.9 for 2010. Included in the 2011 amount was a pre-tax pension corridor charge of $268.1. Annual results for 2010 included two pre-tax charges which are described above in *Operating Costs*. The exclusion of these charges for 2011 and 2010 would have resulted in an adjusted operating profit of $66.8 in 2011 compared to an adjusted operating loss of $61.1 in 2010. Exclusion of the pre-tax charges from the operating results is presented in order to clarify the effects of those charges on the Company's operating results and to reflect more clearly the operating performance of the Company on a comparative basis for 2011 and 2010.

Interest Expense

The Company's interest expense for 2011 was $47.5, which was higher than interest expense for 2010 of $33.0. The net increase over the comparable periods in 2010 was related to an increase in borrowings under the revolving credit agreement in 2011 and interest on the additional long-term debt issued in 2010, as well as the effect of higher capitalized interest credits during 2010. The capitalized interest was primarily related to the major capital projects at the Butler plant that were substantially completed during the second quarter of 2011.

Other Income (Expense)

The Company reported other expense of $5.3 for 2011 and $7.6 for 2010. Other income (expense) is primarily related to foreign exchange gains and losses. In addition, in 2010 there was a loss of $1.5 on the retirement of debt.

Income Taxes

In 2011, the Company had an income tax benefit of $94.0 compared to $43.8 in 2010. Included in each year were charges for tax law changes, consisting of $2.0 in 2011 for state tax law changes and $25.3 in 2010 for changes under federal healthcare legislation related to Medicare Part D reimbursements. The remainder of the change in tax benefit was primarily due to a higher pre-tax loss in 2011.

Net Income (Loss) Attributable to AK Holding

The Company's net loss attributable to AK Holding in 2011 was $155.6, or $1.41 per diluted share, compared to $128.9, or $1.17 per diluted share, in 2010. The net loss in 2011 included a pretax pension corridor charge of $268.1. The net loss in 2010 included a pretax charge of $63.7 for the announced shutdown of the Ashland coke plant and a $9.1 pretax charge taken in connection with the Butler Retiree Settlement. Also, in 2010 the Company recorded the $25.3 income tax charge noted above related to a reduction in the value of the Company's deferred tax asset as a result of a change to the tax treatment associated with Medicare Part D reimbursements. Excluding these special charges in 2011 and 2010 would have resulted in adjusted net income attributable to AK Holding in 2011 of $10.3, or $0.09 per diluted share, compared to adjusted net income attributable to AK Holding in 2010 of $59.8, or $0.54 per diluted share.

Non-GAAP Financial Measures

In certain of its disclosures in this filing, the Company has adjusted its operating profit (loss) and net income (loss) to exclude a pension corridor accounting charge, Ashland coke plant shutdown charges, Butler Retiree Settlement costs and healthcare tax law change. The Company has made these adjustments because Management believes that it enhances the understanding of the Company's financial results. Management believes that reporting adjusted operating profit (loss) and adjusted net income (loss) attributable to AK Holding (as a total and on a per ton or per share basis) with these items excluded more clearly reflects the Company's current operating results and provides investors with a better understanding of the Company's overall financial performance. In addition, the adjusted results, although not financial measures under generally accepted accounting principles ("GAAP") and not identically applied by other companies, facilitate the ability to analyze the Company's financial results in relation to those of its competitors and to the Company's prior financial performance by excluding items that otherwise would distort the comparison. With respect to the Ashland coke plant shutdown charges and the Butler Retiree Settlement costs, these are one-time charges that do not relate to the normal operations of the Company. With respect to the healthcare tax law change, this was a one-time charge caused by the enactment of federal laws reducing the tax benefits of future medical benefits for retirees and is unrelated to normal and ongoing operations.

The Company recognizes in its results of operations, as a corridor adjustment, any unrecognized actuarial net gains or losses that exceed 10% of the larger of projected benefit obligations or plan assets. Amounts inside this 10% corridor are amortized over the plan participants' life expectancy. The need for a corridor charge is considered at any remeasurement date, but has historically only been recorded in the fourth quarter at the time of the annual remeasurement. After excluding the corridor charge, the remaining pension expense included in the non-GAAP measure is comparable to the accounting for pension expense on a GAAP basis in the first three quarters of the year and Management believes this is useful to investors in analyzing the Company's results on a quarter-to-quarter basis, as well as analyzing the Company's results on a year-to-year basis. As a result of the Company's corridor method of accounting, the Company's subsequent financial results on both a GAAP and a non-GAAP basis do not contain any amortization of prior period actuarial gains or losses that exceeded the corridor threshold because those amounts were immediately recognized as a corridor adjustment in the period incurred. Actuarial net gains and losses occur when actual experience differs from any of the many assumptions used to value the benefit plans, or when the assumptions change, as they may each year when a valuation is performed. The two most significant of those assumptions are the discount rate used to value projected plan obligations and the rate of return on plan assets. In addition, changes in other actuarial assumptions and the degree by which the unrealized gains or losses are within the corridor threshold prior to remeasurement will affect the calculation of the corridor adjustment. The effect of prevailing interest rates on the discount rate as of the December 31 measurement date and actual return on plan assets compared to the expected return will have a significant impact on the determination of the Company's year-end liability, corridor adjustment and subsequent year's expense for these benefit plans. For example, the corridor charge for 2011 was driven by actuarial losses caused primarily by (i) a decrease in the discount rate assumption used to determine the current year pension liabilities from 5.36% at December 31, 2010 to 4.74% at December 31, 2011 (an actuarial loss of approximately $180.0) and (ii) the net effect of the difference between the expected return on assets of 8.5% ($207.5) and the actual return on assets of 2.0% ($47.6) (netting to an actuarial loss of $159.9). The Company believes that the corridor method of accounting for pension and other postretirement obligations is rarely used by other publicly traded companies. However, because different approaches are used in recognizing actuarial gains and losses, the Company's resulting pension expense on a GAAP basis or a non-GAAP basis may not be comparable to other companies' pension expense on a GAAP basis. Although the corridor charge reduces reported operating and net income, it does not affect the Company's cash flows in the current period. However, the pension obligation will be ultimately settled in cash.

Management views the reported results of adjusted operating profit (loss) and adjusted net income (loss) attributable to AK Holding as important operating performance measures and believes that the GAAP financial measure most directly comparable to them are operating profit (loss) and net income (loss) attributable to AK Holding. Adjusted operating profit (loss) and adjusted net income (loss) attributable to AK Holding are used by Management as supplemental financial measures to evaluate the performance of the business. Management believes that the non-GAAP measures, when analyzed in conjunction with the Company's GAAP results and the accompanying reconciliations, provide additional insight into the financial trends of the Company's business versus the GAAP results alone. Neither current shareholders nor potential investors in the Company's securities should rely on adjusted operating profit (loss) and adjusted net income (loss) attributable to AK Holding as a substitute for any GAAP financial measure and the Company encourages investors and potential investors to review the reconciliations of adjusted operating profit (loss) and adjusted net income (loss) attributable to AK Holding to the comparable GAAP financial measures.

The following tables reflect the reconciliation of non-GAAP financial measures for the full year 2011 and 2010 results (dollars in millions, except per ton data):

Reconciliation to Operating Profit (Loss)

	2011	2010
Adjusted operating profit (loss)	$ 66.8	$ (61.1)
Pension corridor charge	(268.1)	—
Ashland coke plant shutdown charges	—	(63.7)
Butler Retiree Settlement costs	—	(9.1)
Operating profit (loss)	$ (201.3)	$ (133.9)

Reconciliation to Operating Profit (Loss) per Ton

	2011	2010
Adjusted operating profit (loss) per ton	$ 12	$ (11)
Pension corridor charge	(47)	—
Ashland coke plant shutdown charges	—	(11)
Butler Retiree Settlement costs	—	(2)
Operating profit (loss) per ton	$ (35)	$ (24)

Reconciliation to Net Income (Loss) Attributable to AK Holding

	2011	2010
Adjusted net income (loss) attributable to AK Steel Holding Corporation	$ 10.3	$ (59.8)
Pension corridor charge ($268.1 less tax of $102.2)	(165.9)	—
Ashland coke plant shutdown charges ($63.7 less tax of $25.4)	—	(38.3)
Butler Retiree Settlement costs ($9.1 less tax of $3.6)	—	(5.5)
Healthcare tax law change	—	(25.3)
Net income (loss) attributable to AK Steel Holding Corporation, as reported	$ (155.6)	$ (128.9)

Reconciliation to Basic and Diluted Earnings (Losses) per Share

	2011	2010
Adjusted basic and diluted earnings (losses) per share	$ 0.09	$ (0.54)
Pension corridor charge	(1.50)	—
Ashland coke plant shutdown charges	—	(0.35)
Butler Retiree Settlement costs	—	(0.05)
Healthcare tax law change	—	(0.23)
Basic and diluted earnings (losses) per share, as reported	$ (1.41)	$ (1.17)

Outlook

All of the statements in this *Outlook* section are subject to, and qualified by, the information in the *Forward-Looking Statements* section.

Consistent with its current practice, AK Steel is not providing detailed guidance for the Company's first quarter 2013 results at this time. The Company expects to provide such detailed first quarter guidance later during the quarter.

In advance of that guidance, however, the Company notes that, based upon current conditions, it can address certain factors relevant to the Company's full-year 2013 outlook. Those factors include the following:

1) The Company estimates capital and strategic investments of approximately $150.0 in 2013, which includes approximately $20.0 for the Company's investments in the development of coal reserves and a capital contribution of $70.0 to Magnetation.

2) The Company anticipates interest expense of approximately $120.0 in 2013, which reflects the full-year effect of the debt issuances completed in 2012.

3) The Company expects a pension and OPEB credit of approximately $64.0 in 2013, despite a reduction in the expected return on plan assets from 8.00% in 2012 to 7.25% in 2013.
4) The Company estimates that its cash taxes will be minimal given its net operating loss carryforward positions.

There are many factors that could significantly impact this outlook, including developments in the domestic and global economies, in the Company's business, and in the businesses of the Company's customers and suppliers. The foregoing outlook thus is subject to change arising from those and other factors.

Liquidity and Capital Resources

At December 31, 2012, the Company had total liquidity of $1,098.9, consisting of $227.0 of cash and cash equivalents and $871.9 of availability under the Company's $1.1 billion asset-backed revolving credit facility ("Credit Facility"). Availability under the Credit Facility fluctuates monthly based on the varying levels of eligible collateral. As of December 31, 2012, the Company's eligible collateral, after application of applicable advance rates, was $946.6. At December 31, 2012, there were no outstanding borrowings under the Credit Facility and availability was reduced by $74.7 due to outstanding letters of credit. During the year ended December 31, 2012, utilization of the Company's credit facilities ranged from zero to $492.0, with outstanding borrowings averaging $354.4 per day. The Credit Facility is secured by the Company's inventory and accounts receivable.

The Company's liquidity was improved substantially at the end of 2012 compared to 2011 as a result of several capital market transactions that were completed in 2012. During the year the Company issued $800.0 of debt securities and 25.3 million shares of common stock for gross proceeds of $101.2, resulting in aggregate gross proceeds of $901.2. The debt issuances included $300.0 aggregate principal amount of 8.375% Senior Notes due 2022 ("2022 Senior Notes"), $350.0 aggregate principal amount of 8.75% Senior Secured Notes due 2018 ("Secured Notes") and $150.0 aggregate principal amount of 5.0% Senior Exchangeable Notes due 2019 ("Exchangeable Notes"). For detailed information on these transactions, see *Investing and Financing Activities* section below and Note 4 to the consolidated financial statements. The Company anticipates utilizing its cash and cash equivalents and the Credit Facility as it deems necessary to fund requirements for working capital, strategic investments (such as its investments in Magnetation and AK Coal) and other general corporate purposes. In connection with its capital markets transactions in November 2012, the Company amended the Credit Facility to permit its offering of Senior Secured Notes and Exchangeable Notes, the liens granted by the Company pursuant to the Secured Notes, and the exchange of the Exchangeable Notes for shares of AK Holding common stock.

Cash used by operations totaled $270.8 for the year ended December 31, 2012. This total included cash generated by SunCoke Middletown of $55.2, which was offset by cash used by SunCoke Middletown to fund capital expenditures and distributions to SunCoke Energy, and therefore has no effect on the net cash flows of AK Steel. Significant uses of cash included a $170.2 pension contribution, a contribution of $31.7 to the VEBA Trust established as part of the Butler Retiree Settlement, and pension and OPEB benefit payments of $70.8. These and other cash uses during the year were partially offset by cash generated from normal business activities. Working capital increased compared to the prior year with lower sales activity causing an increase in inventory levels greater than the reduction in accounts receivable. Likewise, accounts payable also decreased slightly.

Pension- and Retiree Healthcare Benefit-related Matters

The Company made pension contributions of $170.2 during 2012 to satisfy the Company's required annual pension contributions for 2012. These contributions increased the Company's total pension fund contributions since 2005 to approximately $1.5 billion. Based on current actuarial valuations, the Company estimates that its required annual pension contributions are $180.0 for 2013 (of which $30.0 already was contributed in the first quarter of 2013) and $240.0 for 2014. The Company's required pension contributions are expected to be lower thereafter. The calculation of estimated future pension contributions requires the use of assumptions concerning future events. The most significant of these assumptions relate to future investment performance of the pension funds, actuarial data relating to plan participants, and the interest rate used to discount future benefits to their present value. Because of the variability of factors underlying these assumptions, including the possibility of future pension legislation, the reliability of estimated future pension contributions decreases as the length of time until the contributions must be made increases. For a more detailed discussion of the pension contribution estimates, see *Employee Benefit Obligations*.

In July 2012, the Company paid $31.7 to a VEBA trust for a class of Butler Works retirees as part of the negotiated settlement with those retirees. The Company will make additional cash contributions of $30.8 to VEBA trusts in 2013 as part of settlements with the Butler and Zanesville retirees. See discussion of the Butler Works class action settlement in Note 5 to the consolidated financial statements and the discussion of the Zanesville Works retiree healthcare benefits litigation in Note 8 for further information.

Investing and Financing Activities

Cash used by investing activities in 2012 totaled $118.6. This total included $45.5 of normal, on-going capital investments, $60.6 for strategic investments in Magnetation and AK Coal and $18.6 in capital investments related to the investment by SunCoke Middletown

in capital equipment for the coke plant constructed in Middletown, Ohio. The SunCoke Middletown capital investment was funded by its parent company, SunCoke, and has no effect on the net cash flows of AK Steel.

Cash generated by financing activities in 2012 totaled $574.4. This includes gross proceeds of $800.0 from the issuance of debt securities, which were used to repay all outstanding borrowings under the Credit Facility. Payments also included debt issuance costs of $22.3 related to the capital market transactions discussed above and common stock dividends of $11.0. Additional proceeds of $96.4, net of transaction costs, were received from the issuance of common stock. The total also includes $36.6 of payments from SunCoke Middletown to SunCoke.

In February 2012, AK Steel refinanced (the "IRB Refinancing") $73.3 aggregate principal amount of variable-rate tax-exempt industrial revenue bonds ("IRBs"). The IRB Refinancing was accomplished through offerings of newly-issued fixed-rate tax-exempt IRBs in the same respective aggregate principal amounts as the prior IRBs that they replaced. The net proceeds of new IRBs were used to redeem and extinguish the prior IRBs. The prior IRBs were backed by letters of credit, which had the effect of lowering availability under the Credit Facility and, accordingly, the Company's liquidity. The new IRBs are not backed by letters of credit, but rather, are unsecured senior debt obligations of AK Steel that are equal in ranking with the Company's other outstanding senior unsecured indebtedness.

In March 2012, the Company issued $300.0 of 2022 Senior Notes and generated net proceeds of $293.2 after underwriting discounts and other fees. In the fourth quarter of 2012, the Company issued $350.0 of Secured Notes, $150.0 of Exchangeable Notes and 25.3 million shares of common stock for gross proceeds of $101.2. As a result of these offerings, the Company received aggregate net proceeds of $875.5 after underwriting discounts and other fees. The Company used the proceeds from these capital market transactions to repay outstanding borrowings under the Credit Facility and for general corporate purposes.

The Company from time to time may purchase stock in accordance with the Company's $150.0 share repurchase program, although no shares were repurchased in 2012 under this program.

The Company believes that its current sources of liquidity will be adequate to meet its obligations for the foreseeable future. Future liquidity requirements for employee benefit plan contributions, scheduled debt maturities, debt redemptions and capital investments are expected to be funded by internally-generated cash and other financing sources. To the extent, if at all, that the Company would need to fund any of its working capital or planned capital investments other than through internally-generated cash, the Company has available its Credit Facility. The Company also could seek to access the capital markets if and when it perceives conditions are favorable. The Credit Facility expires in April 2016 and any amounts outstanding under it at that time would need to be repaid or refinanced. Otherwise, the Company has no significant scheduled debt maturities until December 2018, when its Secured Notes are due. At December 31, 2012, the Company's eligible collateral, after application of applicable advance rates, was $946.6. At December 31, 2012, there were no outstanding borrowings under the Credit Facility and availability was reduced by $74.7 for outstanding letters of credit. The Company's forward-looking statements on liquidity are based on currently available information and expectations and, to the extent the information or expectations are inaccurate or conditions deteriorate, there could be a material adverse effect on the Company's liquidity.

As to longer-term obligations, the Company has significant debt maturities and other obligations that come due after 2012, including estimated cash contributions to its qualified pension plans, based on current legislation and actuarial assumptions. The Company expects to make pension contributions of approximately $180.0 and $240.0 in 2013 and 2014, respectively, as well as additional amounts thereafter. Of the $180.0 due in 2013, the Company already contributed $30.0 to the pension fund in the first quarter of 2013. For further information, see the *Contractual Obligations* section. The Company's Credit Facility expiring in 2016 is secured by the Company's product inventory and accounts receivable and contains restrictions on, among other things, distributions and dividends, acquisitions and investments, indebtedness, liens and affiliated transactions. The Credit Facility requires maintenance of a minimum fixed charge coverage ratio of one to one if availability under the Credit Facility falls below $137.5. The Company is in compliance with its Credit Facility covenants and, absent the occurrence of unexpected adverse events, expects that it will remain in compliance for the foreseeable future.

Dividends

In July 2012, the Company elected to suspend its dividend program. The savings from suspending the program enhance the Company's financial flexibility and further support capital needs for the business. The following table lists information related to the quarterly cash dividend prior to the suspension:

2012 COMMON STOCK DIVIDENDS

Record Date	Payment Date	Per Share
February 10, 2012	March 9, 2012	$ 0.05
May 15, 2012	June 8, 2012	0.05

The Company's Credit Facility contains certain restrictive covenants with respect to the Company's payment of dividends. Under these covenants, dividends are permitted provided (i) availability exceeds $247.5 or (ii) availability exceeds $192.5 and the Company meets a fixed charge coverage ratio of one to one as of the most recently ended fiscal quarter. If the Company cannot meet either of these thresholds, dividends would be limited to $12.0 annually. Currently, the availability under the Credit Facility significantly exceeds $247.5. Accordingly, although the Company has elected to suspend its dividend program, there currently are no covenant restrictions that would restrict the Company's ability to declare and pay a dividend to its stockholders. Cash dividends paid in 2012 and 2011 by the Company to its shareholders were determined to be a return of capital under the United States Internal Revenue Code.

Restrictions Under Debt Agreements

The Credit Facility and indentures governing the Company's senior indebtedness and tax-exempt fixed-rate IRBs (collectively, the "Notes") contain restrictions and covenants that may limit the Company's operating flexibility.

The indentures governing the Notes (other than the Exchangeable Notes) include customary restrictions on (a) the incurrence of additional debt by certain AK Steel subsidiaries, (b) the incurrence of liens by AK Steel and AK Holding's other subsidiaries, (c) the amount of sale/leaseback transactions, and (d) the ability of AK Steel and AK Holding to merge or consolidate with other entities or to sell, lease or transfer all or substantially all of the assets of the AK Steel and AK Holding to another entity. They also contain customary events of default. In addition, the indenture governing the Secured Notes includes covenants with customary restrictions on the use of proceeds from the sale of collateral. The indenture governing the Exchangeable Notes does not contain any financial or operating covenants or restrictions on the payments of dividends, the incurrence of indebtedness or the issuance or repurchase of securities by the Company or its subsidiaries.

The Credit Facility contains customary restrictions, including limitations on, among other things, distributions and dividends, acquisitions and investments, indebtedness, liens and affiliate transactions. In addition, the Credit Facility requires maintenance of a minimum fixed charge coverage ratio of one to one if availability under the Credit Facility is less than $137.5. The Company does not expect any of these restrictions to affect or limit its ability to conduct its business in the ordinary course.

During the period, the Company was in compliance with all the terms and conditions of its debt agreements.

Capital Investments

The Company anticipates 2013 capital and strategic investments of approximately $150.0, which includes about $20.0 for the Company's investment in the development of coal reserves and a $70.0 capital contribution to Magnetation. In the near-term, the Company expects to fund these investments from cash generated from operations or from borrowings under its Credit Facility.

Employee Benefit Obligations

Under its method of accounting for pension and OPEB plans, the Company recognizes as of the measurement date any unrecognized actuarial gains and losses that exceed 10% of the larger of projected benefit obligations or plan assets (the "corridor"). In 2012 and 2011, the unrecognized losses attributable to the Company's qualified pension plans exceeded the corridor, primarily as a result of declines in the discount rate. Accordingly, the Company incurred pre-tax corridor charges of $157.3 in the fourth quarter of 2012 and $268.1 in the fourth quarter of 2011. In 2010, the Company incurred no corridor adjustment.

Based on current assumptions, the Company anticipates that its required pension funding contributions during 2013 will total approximately $180.0. A contribution of $30.0 toward that total was made in the first quarter of 2013. Additionally, the Company currently estimates that its required annual pension contributions will be approximately $240.0 for 2014 and are expected to be lower thereafter. The amount and timing of future required contributions to the pension trust depend on assumptions concerning future events. The most significant of these assumptions relate to future investment performance of the pension funds, actuarial data relating to plan participants and the benchmark interest rate used to discount benefits to their present value. Because of the variability of factors underlying these assumptions, including the possibility of future pension legislation, the reliability of estimated future pension contributions decreases as the length of time until the contribution must be made increases. Currently, the Company's major pension plans are significantly underfunded. As a result, absent major increases in long-term interest rates, above average returns on pension plan assets and/or changes in legislated funding requirements, the Company will be required to make contributions to its pension trusts of varying amounts in the long-term. Some of these contributions could be substantial.

The Company provides healthcare benefits to a significant portion of its employees and retirees. Based on the assumptions used to value other postretirement benefits, primarily retiree healthcare and life insurance benefits, annual cash payments for these benefits are expected to be in a range that trends down from $77.8 to $11.4 over the next 30 years. These payments do not include payments to VEBA trusts as part of the Butler and Zanesville Retiree Settlements, which will total $30.8 in 2013. For a more detailed description of the settlements, see the discussions in Note 5 to the consolidated financial statements.

Accounting for retiree healthcare benefits requires the use of actuarial methods and assumptions, including assumptions about current employees' future retirement dates, the anticipated mortality rate of retirees, the benchmark interest rate used to discount benefits to their present value, anticipated future increases in healthcare costs and the obligation of the Company under collective bargaining agreements with respect to healthcare benefits for retirees. Changing any of these assumptions could have a material effect on the calculation of the Company's total obligation for future healthcare benefits. For example, the Company's calculation of its future retiree healthcare benefit obligation as of the end of 2012 assumed that the Company would continue to provide healthcare benefits to current and future retirees. If this assumption is altered, it could have a material effect on the calculation of the Company's total future retiree healthcare benefit obligation. This assumption could be altered as a result of one or more of the following developments or other unforeseen events.

First, retirees could consent to a change in the current level of healthcare benefits provided to them. Second, in certain instances, the union that represented a particular group of retirees when they were employed by the Company could, in the course of negotiations with the Company, accept such a change. Third, in certain instances, at or following the expiration of a collective bargaining agreement that affects the Company's obligation to provide healthcare benefits to retired employees, the Company could take action to modify or terminate the benefits provided to those retirees without the agreement of those retirees or the union, subject to the right of the union subsequently to bargain to alter or reverse such action by the Company. The precise circumstances under which retiree healthcare benefits may be altered unilaterally or by agreement with a particular union vary depending on the terms of the relevant collective bargaining agreement. Some of these developments already have occurred and either already have affected, or may affect in the future, the Company's retiree healthcare benefit obligation.

Energy and Commodity Hedging

The Company enters into derivative transactions in the ordinary course of business to hedge the cost of natural gas, electricity and certain raw materials, including iron ore, and, to a lesser extent, the market risk associated with the sale of certain of its commodity steel products (hot roll carbon steel coils). At December 31, 2012, the Consolidated Balance Sheet included other current assets of $25.5 and accrued liabilities of $1.3 for the fair value of these derivatives. Changes in the prices paid or received for the related commodities are expected to offset the effect on cash of settling these amounts.

Off-Balance Sheet Arrangements

See discussion of Magnetation under *Iron Ore Investment*, below, for information about this equity investee. There were no other material off-balance sheet arrangements as of December 31, 2012.

Contractual Obligations

In the ordinary course of business, the Company enters into agreements under which it is obligated to make legally enforceable future payments. These agreements include those related to borrowing money, leasing equipment and purchasing goods and services. The following table summarizes by category expected future cash outflows associated with contractual obligations in effect as of December 31, 2012.

	Payment due by period				
Contractual Obligations	**Less than 1 year**	**1-3 years**	**3-5 years**	**More than 5 years**	**Total**
Long-term debt (including current portion)	$ 0.7	$ 0.9	$ —	$ 1,449.3	$ 1,450.9
Interest on debt (a)	110.3	220.5	220.5	287.2	838.5
Operating lease obligations	7.0	11.5	8.1	9.2	35.8
Purchase obligations and commitments	2,181.8	2,752.8	1,751.3	2,423.5	9,109.4
Pension and OPEB obligations (b)	108.6	153.3	116.1	1,392.3	1,770.3
Magnetation investment (c)	70.0	80.0	—	—	150.0
Other non-current liabilities	—	34.7	26.2	47.9	108.8
Total	$ 2,478.4	$ 3,253.7	$ 2,122.2	$ 5,609.4	$ 13,463.7

(a) Amounts include contractual interest payments using the interest rates as of December 31, 2012 applicable to the Company's variable-rate debt and stated fixed interest rates for fixed-rate debt.

(b) Future cash contributions that the Company plans to make to its qualified pension trust are not included in the table above. The estimate for these contributions is approximately $180.0, $240.0 and $150.0 in 2013, 2014 and 2015, respectively. Estimates of cash contributions to the pension trust to be made after 2015 are subject to more uncertainty at this time due to the number of variable factors that impact the

calculation of defined benefit pension plan contributions. Because pension benefit payments will be made from the pension trust for at least the next five years, the net pension liability is included in the More than 5 years column. Estimated benefit payments for 2013 are $77.8 and are expected to be in a range which trends down from $77.8 to $11.4 over the next 30 years. The amounts in the table include the remaining payments pursuant to the Butler and Zanesville Retiree Settlements. For a more detailed description of these obligations, see the discussion in Note 5 to the consolidated financial statements.

(c) For the Company's investment of capital in Magnetation for Phase II, AK Steel will contribute a total of $150.0. AK Steel's contribution of the Phase II funds will be made following Magnetation's satisfaction of certain conditions, primarily obtaining the necessary permits for the construction and operation of the pellet plant, and is anticipated to occur over time between 2013 and 2015. AK Steel anticipates funding $70.0 in 2013, assuming that Magnetation meets the requisite conditions. The remaining contributions have been included in the table above on the assumption that they will be made in 2014 and 2015; however, because there is not a specified, fixed date by which the payments must be made until the Phase II conditions are satisfied this timing may change.

In calculating the amounts for purchase obligations, the Company identified all contracts under which the Company has a legally enforceable obligation to purchase products or services from the vendor and/or make payments to the vendor for an identifiable period of time. Then for each identified contract, the Company determined its best estimate of payments to be made under the contract assuming (1) the continued operation of existing production facilities, (2) normal business levels, (3) the contract would be adhered to in good faith by both parties throughout its term and (4) prices are as set forth in the contract. Because of changes in the markets it serves, changes in business decisions regarding production levels or unforeseen events, the actual amounts paid under these contracts could differ significantly from the numbers presented above. For example, as is the case currently with the contracts entered into with certain of the Company's raw material suppliers, circumstances could arise which create exceptions to minimum purchase obligations that are set forth in the contracts. The purchase obligations set forth in the table above have been calculated without regard to such exceptions.

A number of the Company's purchase contracts specify a minimum volume or price for the products or services covered by the contract. If the Company was to purchase only the minimums specified, the payments set forth in the table would be reduced. Under "requirements contracts" the quantities of goods or services the Company is required to purchase may vary depending on its needs, which are dependent on production levels and market conditions at the time. If the Company's business deteriorates or increases, the amount it is required to purchase under such a contract would likely change. Many of the Company's agreements for the purchase of goods and services allow the Company to terminate the contract without penalty upon 30 to 90 days' prior notice. Any such termination could reduce the projected payments.

The Company's Consolidated Balance Sheets contain liabilities for pension and OPEB and other long-term obligations. The benefit plan liabilities are calculated using actuarial assumptions that the Company believes are reasonable under the circumstances. However, because changes in circumstances can have a significant effect on the liabilities and expenses associated with these plans including, in the case of pensions, pending or future legislation, the Company cannot reasonably and accurately project payments into the future. While the Company does include information about these plans in the above table, it also discusses these benefits elsewhere in this *Management's Discussion and Analysis of Financial Condition and Results of Operations* and in the notes to its consolidated financial statements.

The other long-term liabilities on the Company's Consolidated Balance Sheets include accruals for environmental and legal issues, employment-related benefits and insurance, liabilities established with regard to uncertain tax positions, and other accruals. These amounts generally do not arise from contractual negotiations with the parties receiving payment in exchange for goods and services. The ultimate amount and timing of payments are subject to significant uncertainty and, in many cases, are contingent on the occurrence of future events, such as the filing of a claim or completion of due diligence investigations, settlement negotiations, audit and examinations by taxing authorities, documentation or legal proceedings.

Iron Ore Investment

In October 2011, AK Steel entered into a joint venture ("Magnetation") with Magnetation, Inc. whereby AK Steel acquired a 49.9% interest in Magnetation. Magnetation utilizes magnetic separation technology to recover iron ore from existing stockpiles of previously mined material, often referred to as "tailings". Magnetation's business and operations will develop in two phases: Phase I, which includes the construction of two plants that sell an iron ore concentrate produced from the tailings to third party customers, and Phase II, which includes the construction of a plant to produce iron ore pellets from the concentrate. The pellets from this plant will supply AK Steel with approximately 50% of the Company's annual iron ore needs.

During 2012, Magnetation made significant strides in expanding its business and operations. With respect to Phase I, in June 2012 Magnetation commissioned its second iron ore concentrate plant, and began producing iron ore concentrate for sale to third party customers. Magnetation now has two fully operational plants that together can produce iron ore concentrate at an annual rate of approximately 1,200,000 short tons. Magnetation loads iron ore concentrate onto railcars at its loadout facility, which includes a storage building, rail spur and certified scale. This rail loadout facility enables it to ship its iron ore concentrate in a controlled and cost-effective manner. During 2012, Magnetation sold approximately 800,000 short tons of iron ore concentrate to third party customers.

For Phase I, AK Steel agreed to contribute a total of $147.5 for its interest in the joint venture. AK Steel contributed $100.0 in October 2011, and made the final Phase I contributions of $47.5 in 2012 upon Magnetation achieving certain benchmarks with respect to production output and per ton cost of concentrate. Phase I is now considered complete.

Phase I effectively provides AK Steel with a partial hedge to the global price of iron ore, as the Company recognizes its share of net income from the joint venture's sale of its iron ore concentrate to third parties at pricing based on iron ore market prices. If the global price of iron ore increases, AK Steel benefits from the higher Magnetation net income caused by that price increase to partially offset AK Steel's higher raw material costs. However, AK Steel also anticipates benefiting from Phase I even if current global iron ore prices continue to fall from current market prices, as Magnetation is expected to generate net income on the sale of such concentrate. The Company's proportionate share of the net income is included in other income (expense) on the Consolidated Statements of Operations.

Phase II of the joint venture entails the construction and operation of additional concentrate capacity and an iron ore pelletizing plant. Phase II will commence following Magnetation's satisfaction of certain conditions, principally when it obtains the necessary permits with respect to the additional concentrate plants and the pellet plant. Following the completion of this second phase, Magnetation is expected to have a pellet plant with an annual capacity of approximately 3.3 million short tons to be fed by Magnetation's concentrate plants. Upon its completion, the pellet plant is expected to consume the majority of the joint venture's concentrate production, with the balance going to third party customers. In late 2012, Magnetation announced that it had selected Reynolds, Indiana as the site for the pellet plant.

The Company estimates that Magnetation's capital investment required to complete Phase II will total approximately $420.0 to $470.0. Of this total, the pellet plant itself is expected to require approximately $300.0 to $350.0, with the additional concentrate capacity requiring the remaining estimated $120.0. Factors that may affect the cost of the pellet plant include, among other things, costs related to accelerating the construction of the facility, such as premiums for rush delivery of equipment and greater overtime by construction contractors. Other companies' pellet plant facility investment costs have in some cases been substantially higher than those expected for the Magnetation plant. The lower costs expected for the Magnetation plant are due chiefly to the proprietary process used by Magnetation's concentrate plants to produce refined feedstock for its pellet plant at a low capital intensity. This process will enable Magnetation to avoid some of the other processes (and forego the related capital costs) that a traditional integrated mining and pellet plant facility typically requires, such as stripping, drilling, blasting, primary crushing, secondary crushing, tertiary crushing and primary grinding. Instead, Magnetation will only need to construct a pelletizing furnace facility and some limited related infrastructure to support the plant's operations. As such, AK Steel anticipates that Magnetation's capital costs to construct its pellet plant will be substantially lower than the costs of constructing a traditional end-to-end iron ore mining, crushing, grinding, concentrating and pelletizing facility. The Company previously estimated that the pellet plant would be fully operational by 2016. As a result of several favorable factors, however, AK Steel now believes that the pellet plant could commence operations in late 2014 or early 2015. Because the timing will be driven by a number of variables, however, such as how quickly Magnetation can secure the necessary permits and deliveries of key equipment, this estimate is subject to change.

With respect to the funding of the Phase II activities, AK Steel will be obligated to contribute an additional $150.0 following Magnetation's satisfaction of the necessary Phase II conditions. AK Steel currently anticipates contributing $70.0 of this total in 2013, with the remainder to be contributed in 2014 and thereafter, though ultimately the timing will be driven, in part, by Magnetation's capital needs. The remaining capital required to complete Phase II is intended to be raised by Magnetation. In late February 2013, Magnetation entered into three debt facilities with a group of lenders, providing Magnetation with an additional $110.0 of liquidity. These facilities include a $50.0 term loan, a $25.0 line of credit and a $35.0 delayed draw facility. The facilities entered into by Magnetation are non-recourse to the Company. The debt facilities expire in February 2016 and are secured by most of Magnetation's assets. Magnetation currently anticipates that, subject to market conditions, it will undertake a larger debt financing transaction in 2013 to raise additional capital that, along with cash generated from operations, will enable it to complete the construction of the pellet plant. However, Magnetation will investigate all potential financing options in seeking to secure the best possible terms to achieve its objectives. By securing the additional liquidity provided by the new debt facilities, Magnetation has obtained flexibility as to the timing of executing additional financing transactions, allowing it to access the markets when it deems conditions to be most favorable.

When the pellet plant is operational and Phase II is completed, the Company expects that the iron ore pellet production from Magnetation eventually will satisfy about 50% of AK Steel's current iron ore pellet requirements, at a net cost to AK Steel substantially below the current world market price. Even absent future iron ore price increases, Magnetation is expected to generate income to AK Steel as a result of its low cost production of iron ore concentrate and, in the future, iron ore pellets.

Coal Investment

During 2012, AK Coal, a wholly-owned subsidiary of AK Steel that controls (through ownership or lease) and is developing significant reserves of low-volatile metallurgical coal, continued to make substantial progress in moving toward its goal of commencing active mining activities during the first half of 2013. Barring any unanticipated setbacks, the Company currently anticipates that its permit for approval to construct and operate its initial underground mine will be approved in or near the second quarter of 2013. In addition, the necessary underground mining and related equipment has been ordered and it is expected to be received in time to commence operations soon after receiving permit approval. AK Coal also continues to develop and refine its mine development plan, moving closer to completing its planned approach to mine coal in the area for years to come. The mine plan progress has also provided the Company with additional information as to AK Coal's expected per ton cash cost of mined

coal. AK Steel anticipates that AK Coal's cash cost per clean ton of coal (i.e., a ton of coal that is washed and ready to be coked) in Somerset, Pennsylvania will be approximately 25% to 30% below current market prices for similar low-volatile metallurgical coal, even with the significant softening of metallurgical coal prices in recent months.

AK Coal recently updated its independent study of its coal reserves, resulting in a net increase of approximately 7 million tons in proven and probable reserves from the original reserve study conducted in 2011. The net increase in AK Coal's reserves resulted primarily from its leasing of additional reserves and from updated information about the quantity of existing reserves gained by performing additional drilling samples and other analysis. AK Coal's total of current proven and probable reserves is now approximately 27 million tons. At the present time, AK Coal leases approximately 5 million tons of its estimated reserves to third-party miners and collects royalties from their production.

In August 2012, the Company acquired Coal Innovations, LLC ("Coal Innovations"), which operates a permitted coal washing plant in Somerset, Pennsylvania, for $13.3. The Coal Innovations wash plant has annual washing capacity of approximately 800,000 clean tons, which the Company intends to increase through capital investments in the future once its mining operations commence, and is located on property owned by AK Coal that is very close in proximity to its coal reserves. The purchase of Coal Innovations enables AK Coal to accelerate the implementation of its development plan by obtaining coal washing equipment with the necessary permits already in place. Once AK Coal's mining operations begin, the Company will have coal washing capacity that is accessible at a relatively low cost because of the short haul distance over which AK Coal will have to transport its raw, mined coal to the wash plant. In addition, by owning and operating its own wash plant, the Company will be able to maximize control over the quality of the clean coal that will be transported to the various coking facilities serving the Company before ultimately being consumed in its blast furnaces. At present, prior to AK Coal's commencement of mining operations, Coal Innovations is washing third party coal that is being shipped to SunCoke Middletown, SunCoke Haverhill and the Company's coke batteries at its Middletown Works for conversion into coke to fuel AK Steel's blast furnaces.

AK Steel continues to anticipate that it will invest approximately $96.0 in total to acquire and develop its mining operations and begin coal production. Of this total, the Company has expended approximately $44.5 through December 31, 2012, consisting of $24.0 for the acquisition of AK Coal in 2011, $13.3 for the acquisition of Coal Innovations and the balance for various mine development capital investments. The Company expects to invest an additional $20.0 in AK Coal in 2013. The timing of the remaining capital expenditures will be driven principally by how quickly AK Coal develops additional mines to increase coal production, which in turn will be affected by AK Steel's capital deployment decisions, the then-market prices at which the Company may purchase third party coal, and other business and strategic considerations.

Other Margin Enhancement Initiatives

The Company is focusing on reducing its cost profile and enhancing its margins through various initiatives. The most significant of these initiatives are the vertical integrations projects at Magnetation and AK Coal. Other strategic initiatives to lower the Company's costs include the higher utilization of its production facilities and the implementation of a strategic purchasing procurement system. The Company also has targeted several other areas for enhancing its profitability, including increasing its percentage of contract sales (and lowering spot market sales), producing and selling a higher-value mix of products and developing new products that can command higher prices from customers.

Iron Ore Pricing

Iron ore is one of the principal raw materials required for the Company's steel manufacturing operations. The Company purchased approximately 6,100,000 tons of iron ore pellets in 2012. The Company makes most of its purchases of iron ore at negotiated prices under annual and multi-year agreements. These agreements typically have a variable-price mechanism by which the price of iron ore is adjusted quarterly, based on reference to a historical iron ore index, referred to as the "IODEX". For example, the fourth quarter of 2012 iron ore price was determined with reference to the IODEX price for the preceding June, July and August period. For a portion of the iron ore that the Company purchases under contract from its major suppliers, those quarterly prices are final. With respect to a portion of the iron ore the Company purchases from one supplier, those prices are further adjusted based on an average of the quarterly prices. With respect to another of its major suppliers, the IODEX price is determined with reference to a quarterly reference period that it is closer in time to then-current IODEX pricing.

The Company attempts to mitigate the effect of increases in raw material costs in the normal course of pricing its own products through increased prices in the spot market and the use of variable pricing with its contract customers that allows the Company to adjust selling prices in response to changes in the cost of certain raw materials and energy, including iron ore. It typically is unable, however, to recover 100% of its increased iron ore costs in this manner. There are a variety of factors that ultimately will affect how much of any increase in iron ore prices the Company is able to recover through its own steel price increases. These include the amount of the price increase for iron ore, the terms of the Company's agreements with its contract customers, and the extent to which competitive pressures may prevent the Company from increasing the price of the steel it sells into the spot market to sufficiently cover the full amount of the iron ore price increase. It is because of this inability to control or fully pass through its iron ore costs that the Company may hedge a portion of its iron ore purchases from time to time. In addition, the Company's investment

in Magnetation serves as a partial financial hedge, currently, against increases in the price of iron ore and will provide a larger, long-term hedge upon the completion of the planned iron ore pellet plant.

Automotive Market

The Company sells a significant portion of its flat-rolled carbon steel products and stainless steel products to automotive manufacturers and to distributors, service centers and converters who in some cases will resell the products to the automotive industry.

Because the automotive market is an important element of the Company's business, North American light vehicle production affects the Company's total sales and shipments. In 2012, the North American automotive industry continued its recovery from the economic recession that began in late 2008. In addition, the Company was successful in increasing its market share in the automotive market in 2012. Although light vehicle production levels in 2012 remained below pre-recession levels, the improvement in the automotive market and the Company's larger share of that market had a positive impact on the Company's sales and shipments in 2012. A further increase in light vehicle production volumes is projected for 2013 and AK Steel intends to continue its efforts to increase automotive market share. Light vehicle production, however, is not expected to reach pre-recession levels in 2013.

Electrical Steel Market

The Company sells its electrical steel products, which are iron-silicon alloys with unique magnetic properties, primarily to manufacturers of power transmission and distribution transformers and electrical motors and generators in the infrastructure and manufacturing markets. The Company sells its electrical steel products both domestically and internationally.

As a result of the major global recession which started in late 2008, the Company experienced a significant decrease in both its domestic and international sales of grain-oriented electrical steel ("GOES") products. Internationally, this reduction was caused principally by a decline in spending for new electric power transmission and distribution transformers in developing countries. To a lesser extent, the Company's international electrical steel sales also were negatively impacted by the determination in a China trade case to impose duties on GOES imported from the United States. The domestic GOES market likewise was negatively impacted by reduced maintenance and capital spending by utilities and the decline in the United States housing and construction markets, which principally drive the domestic need for new electrical transformers.

Although overall pricing for GOES continues to be well below pre-recession levels, GOES shipments in the NAFTA market have improved in the last couple of years as power generation and distribution activities picked up. However, continued weakness in the United States housing and construction markets has hampered the Company's efforts to return its domestic GOES shipments to the same volume it had prior to the global recession. The domestic housing and construction industry was significantly affected by the recession which began in 2008 and has struggled to make any noticeable improvement since then. Housing starts in the United States in 2012 remained near historically low levels for the fourth consecutive year, though they showed some improvement during 2012. To the extent that domestic housing starts remain at a very low level, it is likely that the Company's electrical steel sales and shipments will continue to be negatively affected. Currently, the Company expects a gradual increase in domestic housing starts over the next several years, with a return to pre-recession levels not expected until at least 2015.

In addition, the Company's GOES shipment volume has been affected by changes in mix and by changes in production requirements to meet evolving quality requirements, principally for sales to the international market. Under current market conditions, the Company's GOES production capacity is approximately 285,000 tons. As demand improves, the Company anticipates that it will be able to adjust its market mix and make other changes to increase its current capacity.

On February 1, 2012, the United States Department of Energy ("DOE") proposed revised energy efficiency standards for certain types of electrical distribution transformers, which potentially could affect the use of GOES in certain types of distribution transformers. The proposed new standards were subject to public comments and were due to be issued in final form on or before October 1, 2012. To date, the DOE still has not issued the final standards. When issued, and subject to the possibility of legal challenges, those final efficiency standards are expected to become effective in January 2016. Many of the manufacturers of the transformers subject to the proposed new standards are customers of the Company. The new efficiency standards, as currently proposed, are not expected to have a major impact on the competitiveness of GOES for use in the distribution transformers covered by the new standards. Moreover, with respect to some types of distribution transformers, the proposed new standards have the potential for increasing the market for GOES. Certain interested parties, however, advocated in their public comments that the efficiency standards should be raised from the levels established by the standards currently proposed by the DOE. It is possible that the DOE could modify the new standards prior to when they are issued in final form. In addition, even if the final standards issued by the DOE remain as currently proposed, those parties may file litigation to challenge the new standards before they become effective. Thus, there is a risk that the DOE, on its own or pursuant to court order, may change the currently proposed efficiency standards in a way that could reduce the competitiveness of GOES for use in certain electrical distribution transformers. If that were to occur, it would result in a decrease in the available market for the Company's GOES products. The effective date of any

such change, if it were to occur, is unlikely to be before at least 2016 and the Company will vigorously oppose any change that would negatively impact the available market for its GOES products. The Company also will work diligently in the interim to engage in research and development to minimize any impact of the new efficiency standards, as currently proposed or as modified, on the available market for its GOES products.

Potential Impact of Climate Change Legislation

On May 13, 2010, the U.S. Environmental Protection Agency ("EPA") issued a final "tailoring rule" providing new regulations governing major stationary sources of greenhouse gas emissions under the Clean Air Act. Generally, the tailoring rule provides that new or modified sources of high volumes of greenhouse gases would be subject to heightened permit standards and lower emissions thresholds. The EPA continues to work on further rules governing greenhouse gas emissions that would apply more broadly and to lower levels of emission sources. Litigation has been filed to challenge the new regulations, but the outcome of that litigation cannot be reliably predicted. In light of the pending litigation and the uncertainty concerning their future, the Company cannot reliably estimate the long-term impact of the new regulations. The Company does not expect, however, the current tailoring rule provision to materially adversely affect it in the near term. In the event the EPA's tailoring rule or similar regulations are upheld, however, the Company likely will suffer negative financial impact over time as a result of increased energy, environmental and other costs in order to comply with the limitations that would be imposed on greenhouse gas emissions.

In addition, the possibility exists that further limitations on greenhouse gas emissions may be imposed in the United States at some point in the future through some form of federally-enacted legislation or by additional regulations. Bills have been introduced in the United States Congress in recent years that aim to limit carbon emissions over long periods of time from facilities that emit significant amounts of greenhouse gases. Such bills, if enacted, would apply to the steel industry, in general, and to the Company, in particular, because the process of producing steel from elemental iron results in the creation of carbon dioxide, one of the targeted greenhouse gases. Although the Company and other steel producers in the United States are actively participating in research and development efforts to develop breakthrough technology for low- or zero-emission steelmaking processes, the development of such technologies will take time and their potential for success cannot be accurately determined. To address this need for the development of new technologies, not just in the steel industry but elsewhere, some of the proposed legislative bills include a system of carbon emission credits, which would be available to certain companies for a period of time, similar to the European Union's existing "cap and trade" system. Each of these bills is likely to be altered substantially as it moves through the legislative process, making it virtually impossible at this time to forecast the provisions of any final legislation and the resulting effects on the Company.

If regulation or legislation regulating carbon emissions is enacted, however, it is reasonable to assume that the net financial impact on the Company will be negative, despite some potential beneficial aspects discussed below. On balance, such regulation or legislation likely would cause the Company to incur increased energy, environmental and other costs in order to comply with the limitations that would be imposed on greenhouse gas emissions. For example, the Company likely would incur the direct cost of purchasing carbon emissions credits for its own operations. Similarly, to the extent that the Company's raw material and/or energy suppliers likewise would have to purchase such credits, they may pass their own increased costs on to the Company through price hikes. The Company likely also would incur increased capital costs as a result of cap and trade legislation. Such costs could take the form of new or retrofitted equipment, or the development of new technologies (e.g., sequestration), to try to control or reduce greenhouse gas emissions. In addition, if similar cap and trade requirements were not imposed globally, the domestic legislation could negatively impact the Company's ability to compete with foreign steel companies not subject to similar requirements.

The enactment of climate control legislation or regulation also could have some beneficial impact on the Company, which may somewhat mitigate the adverse effects noted above. For example, to the extent that climate change legislation provides incentives for energy efficiency, up to certain levels, the Company could benefit from increased sales of its grain-oriented electrical steel products, which are among the most energy efficient in the world. The Company sells its electrical steels, which are iron-silicon alloys with unique magnetic properties, primarily to manufacturers of power transmission and distribution transformers and electrical motors and generators. The sale of such products may be enhanced by climate control legislation in different ways. For instance, to the extent that the legislation may promote the use of renewable energy technology, such as wind or solar technology, it could increase demand for the Company's high-efficiency electrical steel products used in power transformers, which are needed to connect these new sources to the electricity grid.

Any effect on the Company would depend on the final terms of any climate control legislation or regulation enacted. Presently, the Company is unable to predict with any reasonable degree of accuracy when or even if climate control legislation or regulation will be enacted, or if it is, what its terms and applicability to the Company will be. As a result, the Company currently has no reasonable basis on which it can reliably predict or estimate the specific effects any eventually enacted laws may have on the Company or how the Company may be able to mitigate any negative impacts on its business and operations. In the meantime, the items described above provide some indication of the potential impact on the Company of climate control legislation or regulation generally. The Company will continue to monitor the progress of such legislation and/or regulation closely.

Labor Agreements

At December 31, 2012, the Company employed approximately 6,400 employees, of which approximately 4,800 are represented by labor unions under various contracts that expire between 2013 and 2016.

In March 2012, members of the United Auto Workers, Local 4104, ratified a new three-year labor agreement covering approximately 170 production and maintenance employees at the Company's Zanesville Works. The new agreement is scheduled to expire on May 20, 2015.

In July 2012, members of the United Auto Workers, Local 3303, ratified a new four-year labor agreement covering approximately 1,230 employees at the Company's Butler Works. The new agreement is scheduled to expire on October 1, 2016.

An agreement with the United Auto Workers, Local 3462, which represents approximately 340 employees at the Company's Coshocton Works, is scheduled to expire on March 31, 2013.

An agreement with the United Steelworkers of America, Local 1865, which represents approximately 820 employees at the Company's Ashland Works, is scheduled to expire on September 1, 2013.

An agreement with the United Auto Workers, Local 3044, which represents approximately 190 employees at the Company's Rockport Works, is scheduled to expire on September 30, 2013.

Critical Accounting Estimates

The Company prepares its financial statements in conformity with accounting principles generally accepted in the United States of America. These principles permit choices among alternatives and require numerous estimates of financial matters. Accounting estimates are based on historical experience and information that is available to management about current events and actions the Company may take in the future. The Company believes the accounting principles chosen are appropriate under the circumstances, and that the estimates, judgments and assumptions involved in its financial reporting are reasonable. There can be no assurance that actual results will not differ from these estimates. Management believes the accounting estimates discussed below represent those accounting estimates requiring the exercise of judgment where a different set of judgments could result in the greatest changes to reported results.

Inventory Costing

Inventories are valued at the lower of cost or market. The cost of the majority of inventories is measured on the last in, first out ("LIFO") method. The LIFO method allocates the most recent costs to cost of products sold and, therefore, recognizes into operating results fluctuations in raw material, energy and other inventoriable costs more quickly than other methods. Other inventories, consisting mostly of foreign inventories and certain raw materials, are measured principally at average cost. An actual valuation of the inventory under the LIFO method can only be made at the end of the year based on inventory levels and costs at that time. Accordingly, interim LIFO calculations are based on Management's estimates of expected year-end inventory levels and costs. Because these are subject to many factors beyond Management's control, annual LIFO expense or income may significantly differ from the estimated amounts calculated at interim dates.

Deferred Tax Assets

The Company recognizes deferred tax assets and liabilities based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities given the enacted tax laws. Changes in tax laws or rates can materially affect the future deductible amounts related to deferred tax assets. For example, a reduction in the tax rate would decrease the amount of tax benefit to be realized in the future and result in a charge to the income statement, which has the effect of reducing the Company's income at the time the tax rate change is enacted. Furthermore, the Company evaluates uncertainty in its tax positions and only recognizes benefits when the tax position is believed to be more likely than not to be sustained upon audit. The amount recognized is measured as the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. The Company has tax filing requirements in many states and is subject to audit in these states, as well as at the federal level in both the U.S. and in Europe. Tax audits by their nature are often complex and can require several years to resolve. In the preparation of the consolidated financial statements, the Company exercises judgments in estimating the potential exposure of unresolved tax matters. While actual results could vary, in Management's judgment the Company has adequately accrued the ultimate outcome of these unresolved tax matters.

The Company regularly evaluates the need for a valuation allowance for deferred tax assets by assessing whether it is more likely than not that it will realize the deferred tax assets in the future. A valuation allowance assessment is performed each reporting period, with any additions or adjustments reflected in earnings in the period of assessment. In assessing the need for a valuation allowance, the Company considers both positive and negative evidence related to the likelihood of realization of the deferred tax assets for each jurisdiction. The Company considers negative evidence, such as a cumulative loss in recent periods and the effects

of increased competition, on its ability to generate future taxable income. In general, the existence of cumulative losses in recent periods is deemed to be a significant piece of objective negative evidence. However, the Company has historical evidence that the steel industry and the Company operate in business cycles of seven to ten years and therefore attributes significant weight to the profitability of the Company over these business cycles in evaluating the Company's ability to generate future taxable income. The Company also considers positive evidence such as the Company's historical operating results, including the lack of prior expired federal loss carryforwards during the Company's prior business cycles; long historical Company and steel industry business cycles; current projections of positive earnings as the Company emerges from the recent cycle trough; lengthy loss carryforward periods with substantial federal net operating loss carryforwards with more than 17 years remaining before expiration; timing of future reversals of existing taxable temporary differences; and projections of future taxable income, which take into consideration both positive and negative factors, sufficient to realize deferred tax assets related to loss carryforwards prior to their expiration and other temporary differences.

Through the first quarter of 2012, the Company had concluded that objective and subjective positive evidence outweighed negative evidence, and concluded it was more likely than not to realize all of its federal and most of its state deferred tax assets, except for loss carryforwards and tax credits in certain states that have relatively short carryforward periods and annual limits on how much loss carryforward can be used to offset future taxable income. As of June 30, 2012, the Company concluded that the negative evidence outweighed the positive evidence as a result of developments during the second quarter of 2012 and recorded a valuation allowance for a significant portion of its deferred tax assets. Significant developments during the quarter ended June 30, 2012 that generally resulted in decreases in the positive factors and increases in the negative factors affecting the Company's assessment of the need for a valuation allowance included an unforeseen, significant decrease in spot market selling prices for carbon steel near the end of the second quarter of 2012; increased competition in the United States from imports (primarily from China, Korea and Russia) and non-sustainable pricing practices by certain competitors in bankruptcy or with new or expanded production capacity in the United States; a longer-than-previously-expected time frame for U.S. economic recovery and heightened uncertainty with respect to the direction of the economy in the United States; greater widespread uncertainty and deterioration in the economies of Western Europe; and the effects of a slowdown in the Chinese economy, including increases in exports of some categories of Chinese steel to the United States.

In accordance with the applicable accounting standards, the Company is unable to use future income projections to support the realization of the deferred tax assets as a consequence of the above conclusion. However, in determining the appropriate amount of the valuation allowance since June 30, 2012, the Company considered the timing of future reversal of its taxable temporary differences and available tax strategies that, if implemented, would result in realization of deferred tax assets. The Company identified the potential change from the LIFO inventory accounting method as such a tax-planning strategy. The Company believes that this strategy is prudent and feasible in order to prevent certain federal and state tax loss carryforwards from expiring unused. In addition, the Company believes that the future reversal of its deferred tax liabilities serves as a source of taxable income supporting realization of a portion of its federal and state deferred tax assets.

The Company performs an assessment of the valuation allowance each reporting period and adjusts the valuation allowance as needed. As a result of these periodic assessments and the cyclical nature of the Company's operations, material changes in the valuation allowance may be recognized in the future.

Environmental and Legal Liabilities

The Company is involved in a number of environmental and other legal proceedings. The Company records a liability when it has determined that litigation has commenced or a claim or assessment has been asserted and, based on available information, it is probable that the outcome of such litigation, claim or assessment, whether by decision or settlement, will be unfavorable and the amount of the liability is reasonably estimable. The Company measures the liability using available information, including the extent of damage, similar historical situations, its allocable share of the liability and, in the case of environmental liabilities, the need to provide site investigation, remediation and future monitoring and maintenance. Accruals of probable costs have been made based on a combination of litigation and settlement strategies on a case-by-case basis and, where appropriate, are supplemented with incurred but not reported development reserves. However, amounts recorded in the financial statements in accordance with accounting principles generally accepted in the United States exclude costs that are not probable or that may not be currently estimable. The ultimate costs of these environmental and legal proceedings may, therefore, be higher than those currently recorded on the Company's financial statements. In addition, results of operations in any future period could be materially affected by changes in assumptions or by the effectiveness of the Company's strategies.

Pension and OPEB Plans

Under its method of accounting for pension and OPEB plans, the Company recognizes into income, as of the Company's measurement date, any unrecognized actuarial net gains or losses that exceed 10% of the larger of projected benefit obligations or plan assets, defined as the corridor. Further, amounts inside this 10% corridor are amortized over the plan participants' life expectancy. The Company's method results in faster recognition of actuarial net gains and losses than the minimum amortization method permitted by prevailing accounting standards and used by the vast majority of companies in the United States. Faster recognition under this method also results in the potential for highly volatile and difficult to forecast corridor adjustments.

Actuarial net gains and losses occur when actual experience differs from any of the many assumptions used to value the benefit plans or when the assumptions change, as they may each year when a valuation is performed. The major factors contributing to actuarial gains and losses for benefit plans are the differences from changes in the discount rate used to value plan liabilities as of the measurement date and changes in the expected lives of plan participants. The Company uses standard mortality tables for determining the expected lives of its plan participants and believes that the tables selected are most closely associated with the expected lives of its plan participants. However, the selection of other available tables would likely result in an increase in the plan obligations. In addition, a major factor contributing to actuarial gains and losses for pension plans are the differences between expected and actual returns on plan assets. For OPEB plans, differences in estimated versus actual healthcare costs and changes in assumed healthcare cost trend rates are additional factors generally contributing to actuarial gains and losses. However, changes in these OPEB assumptions are not expected to have a material effect on the Company as a result of the existence of caps on the share of benefits that are paid by the Company. In addition to their effect on the funded status of the plans and their potential for corridor adjustments, these factors affect future net periodic benefit expenses. Changes in key assumptions can have a material effect on the amount of benefit obligation and annual expense recorded. For example, a one-quarter-percentage-point decrease in the discount rate would decrease the interest cost component of pension income in 2013 by $5.9. A one-quarter-percentage-point increase in the discount rate would have decreased the pension obligation at December 31, 2012 by approximately $85.0 and the OPEB obligation by approximately $10.0. A one-percentage-point decrease in the expected rate of return on pension plan assets would decrease the projected 2013 pension income by approximately $25.4. As of December 31, 2012, the Company has reduced its expected rate of return on pension plan assets from 8.00% to 7.25% as a result of Management's consideration of historical and projected investment returns in conjunction with the allocation of investments. This change in assumption will have the effect of decreasing the expected return on plan assets component of pension income by approximately $19.0 in 2013, but is expected to be more than offset by lower interest cost and higher amortization of prior service credits included in pension and OPEB income.

Asset Impairment

The Company has various assets subject to possible impairment, including investments, property, plant and equipments, goodwill and other intangible assets. Each of these assets is subject to a review for impairment, if and when circumstances indicate that a loss in value below its carrying amount has occurred. Management's judgment is used to evaluate the effect of changes in operations and to estimate future cash flows to measure fair value. Use of assumptions, such as forecasted growth rates and cost of capital, are generally considered as part of these analyses and based on Management's judgment can result in different conclusions. Management believes its use of such data to be appropriate and consistent with internal projections. The most recent annual goodwill impairment test indicated that the fair value of the Company's reporting unit was substantially in excess of its carrying value. However, the Company's businesses operate in highly cyclical industries and the valuation of these businesses can be expected to fluctuate, which may lead to impairment charges in future periods. Fair value is determined using quoted market prices, estimates based on prices of similar assets or anticipated cash flows discounted at a rate commensurate with risk.

The Company considers the need to evaluate long-lived assets for indicators of impairment at least quarterly to determine if events or changes in circumstances indicate the carrying amount of such assets may not be recoverable. The Company evaluates long-lived assets for impairment based on a collective asset grouping that includes the operations of all the Company's facilities. The Company manages its operations as part of an "integrated process" that allows the Company to route production to various facilities in order to maximize financial results and cash flows. As a result of the integrated process and the organization of the entity, cash flows are not identifiable to asset groups at a level lower than the consolidated results. If the carrying value of a long-lived asset exceeds its fair value, an impairment has occurred and a loss is recognized based on the amount by which the carrying value exceeds the fair value, less cost to dispose, for assets to be sold or abandoned.

The Company's investment in AFSG Holdings, Inc. represents the carrying value of its discontinued insurance and finance leasing businesses, which have been largely liquidated. The activities of the remaining operating companies are classified as in "runoff" and the companies are accounted for, collectively, as a discontinued operation under the liquidation basis of accounting, whereby future cash inflows and outflows are considered. The Company is under no obligation to support the operations or liabilities of these companies.

New Accounting Pronouncements

No new accounting pronouncement issued or effective during the 2012 fiscal year has had or is expected to have a material effect on the Company's consolidated financial statements.

Forward-Looking Statements

Certain statements made or incorporated by reference in this Form 10-K, or made in press releases or in oral presentations made by Company employees, reflect Management's estimates and beliefs and are intended to be, and are hereby identified as "forward-looking statements" for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as "expects," "anticipates," "believes," "intends," "plans," "estimates" and other similar references to future periods typically identify such forward-looking statements. These forward-looking statements reflect the current belief and judgment of the Company's Management, but are not guarantees of future performance or outcomes. They are based on a number of assumptions and estimates that are inherently subject to economic, competitive, regulatory, and operational risks, uncertainties and contingencies that are beyond the Company's control, and upon assumptions with respect to future business decisions and conditions that are subject to change. In particular, these include, but are not limited to, statements in the *Outlook* and *Liquidity and Capital Resources* sections and Item 7A, *Quantitative and Qualitative Disclosure about Market Risk.*

The Company cautions readers that such forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those currently expected by Management. See Item 1A, *Risk Factors* for more information on certain of these risks and uncertainties.

Any forward-looking statement made by the Company in this document speaks only as of the date on which it is made. The Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk.

The Company's primary areas of market risk include changes in (a) interest rates, (b) the prices of raw materials and energy sources and, to a lesser extent, the selling price of certain commodity steel, and (c) foreign currency exchange rates. The Company manages interest rate risk by issuing variable- and fixed-rate debt and by utilizing its Credit Facility, which is subject to variable interest rates. The Company had total long-term indebtedness (excluding unamortized discount) of $1,450.9 and $651.5 outstanding at December 31, 2012 and 2011, respectively. The amount outstanding at December 31, 2012, consisted of $1,424.9 of fixed-rate debt and $26.0 of variable-rate debt. In addition, at December 31, 2011, the Company had $250.0 of short-term borrowings outstanding under its Credit Facility that bore interest at variable interest rates. No borrowings were outstanding under the Company's credit facility at December 31, 2012. An increase in prevailing interest rates would increase interest expense and interest paid for the variable-rate debt. For example, a 1% increase in interest rates would result in an increase in annual interest expense of approximately $0.3 on the Company's outstanding debt at December 31, 2012.

With regard to raw materials and energy sources, the cost of iron ore, in particular, and the cost of scrap both have been volatile over the course of the last several years. In addition, natural gas prices have been highly volatile at times. To address such cost volatility, where competitively possible, the Company attempts to increase the price of steel it sells to the spot market and to negotiate a variable-pricing mechanism with its contract customers that allows the Company to adjust selling prices in response to changes in the cost of certain raw materials and energy. In addition, in the case of stainless steel, increased costs for nickel, chrome and molybdenum can usually be recovered through established price surcharges. Therefore, fluctuations in the price of energy, raw materials (such as scrap, purchased slabs, coal, iron ore, zinc and nickel) or other commodities will be, in part, passed on to the Company's customers rather than absorbed solely by the Company, whenever possible.

In addition, in order to further minimize its exposure to fluctuations in raw material costs, and to secure an adequate supply of raw materials, the Company has entered into multi-year purchase agreements for certain raw materials that provide for fixed prices or only a limited variable-price mechanism. While enabling the Company to reduce its exposure to fluctuations in raw material costs, this also exposes the Company to an element of market risk relative to its sales contracts. After new contracts are negotiated with the Company's customers, the average sales prices could increase or decrease. If that average sales price decreases, the Company may not be able to reduce its raw material costs to a corresponding degree due to the multi-year term and fixed-price nature of some of its raw material purchase contracts. In addition, some of the Company's existing multi-year supply contracts, particularly with respect to iron ore, have required minimum purchase quantities. Under adverse economic conditions, those minimums may exceed the Company's needs. Subject to exceptions for *force majeure* and other circumstances affecting the legal enforceability of the contracts, such minimum purchase requirements could require the Company to purchase quantities of raw materials, particularly iron ore, which significantly exceed its anticipated needs. Under such circumstances, the Company would attempt to negotiate agreements for new purchase quantities. There is a risk, however, that in one or more instances the Company would not be successful in securing lower purchase quantities, either through negotiation or litigation. In that event, the Company would likely be required to purchase more of a particular raw material in a particular year than it needs, negatively affecting its cash flows.

The Company uses cash-settled commodity price swaps and options (including collars) to hedge the market risk associated with the purchase of certain of its raw materials and energy requirements. Such hedges routinely are used with respect to a portion of the Company's natural gas and nickel requirements and are sometimes used with respect to its aluminum, zinc, electricity and iron ore

requirements. The Company's hedging strategy is designed to protect it against excessive pricing volatility. However, abnormal price increases in any of these commodity markets might still negatively affect operating costs, as the Company does not typically hedge 100% of its exposure.

In 2012, the Company began to use cash-settled commodity price swaps to hedge the market risk associated with the sale of certain of its commodity steel (hot roll carbon steel coils). The Company's hedging strategy is designed to protect it against excessive pricing volatility. However, abnormal price decreases in this commodity market will still negatively affect net sales, as the Company currently hedges only a small portion of its exposure.

For derivatives designated in cash flow hedging relationships, the effective portion of the gains and losses from the use of these instruments for natural gas, iron ore, zinc and electricity are recorded in accumulated other comprehensive income on the Consolidated Balance Sheets and reclassified into cost of products sold in the same period as the earnings recognition of the associated underlying transaction. The effective portion of the gains and losses from the use of these instruments for hot roll carbon steel coils are recorded in accumulated other comprehensive income on the Consolidated Balance Sheets and reclassified into net sales in the same period as the earnings recognition of the associated underlying transaction. At December 31, 2012, accumulated other comprehensive income included $31.7 in unrealized after-tax gains for the fair value of these derivative instruments. All other commodity price swaps and options are marked to market and recorded in cost of products sold with the offset recorded as other current assets or other accrued liabilities. At December 31, 2012, other current assets of $25.5 and accrued liabilities of $1.3 were included on the Consolidated Balance Sheets for the fair value of these commodity derivatives. At December 31, 2011, accrued liabilities of $21.6 were included on the Consolidated Balance Sheets for the fair value of these commodity derivatives.

The following table presents the negative effect on pre-tax income of a hypothetical change in the fair value of derivative instruments outstanding at December 31, 2012, due to an assumed 10% and 25% decrease in the market price of each of the indicated commodities.

	Negative Effect on Pre-tax Income	
Commodity Derivative	**10% Decrease**	**25% Decrease**
Natural gas	$ 1.3	$ 4.9
Nickel	0.3	0.8
Iron ore	15.0	37.4
Hot roll carbon steel coils	2.0	4.9

Because these instruments are structured and used as hedges, these hypothetical losses would be offset by the benefit of lower prices paid for the physical commodity used in the normal production cycle or higher prices received on the sale of product. The Company currently does not enter into swap or option contracts for trading purposes.

The Company also is subject to risks of exchange rate fluctuations on a small portion of intercompany receivables that are denominated in foreign currencies. The Company uses forward currency contracts to manage exposures to certain of these currency price fluctuations. At December 31, 2012 and 2011, the Company had outstanding forward currency contracts with a total contract value of $21.0 and $16.9, respectively, for the sale of euros. At December 31, 2012 and 2011, accrued liabilities of $0.2 and other current assets of $1.0, respectively, were included on the Consolidated Balance Sheets for the fair value of these contracts. Based on the contracts outstanding at December 31, 2012, a 10% change in the dollar to euro exchange rate would result in an approximate $2.1 pretax impact on the value of these contracts on a mark-to-market basis, which would offset the effect of a change in the exchange rate on the underlying receivable.

Item 8. Financial Statements and Supplementary Data.

AK Steel Holding Corporation and Subsidiaries

Index to Consolidated Financial Statements

	Page
Management's Responsibility for Consolidated Financial Statements	40
Report of Independent Registered Public Accounting Firm	41
Consolidated Statements of Operations for the Years Ended December 31, 2012, 2011 and 2010	42
Consolidated Statements of Comprehensive Income (Loss) for the Years Ended December 31, 2012, 2011 and 2010	43
Consolidated Balance Sheets as of December 31, 2012 and 2011	44
Consolidated Statements of Cash Flows for the Years Ended December 31, 2012, 2011 and 2010	46
Consolidated Statements of Stockholders' Equity (Deficit) for the Years Ended December 31, 2012, 2011 and 2010	47
Notes to Consolidated Financial Statements	48

MANAGEMENT'S RESPONSIBILITY FOR CONSOLIDATED FINANCIAL STATEMENTS

The Company prepares its consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. These principles permit choices among alternatives and require numerous estimates of financial matters. The Company believes the accounting principles chosen are appropriate under the circumstances, and that the estimates, judgments and assumptions involved in its financial reporting are reasonable.

The Company's Management is responsible for the integrity and objectivity of the financial information presented in its consolidated financial statements. It maintains a system of internal accounting controls designed to provide reasonable assurance that Company employees comply with stated policies and procedures, that the Company's assets are safeguarded and that its financial reports are fairly presented. On a regular basis, the Company's financial Management discusses internal accounting controls and financial reporting matters with its independent registered public accounting firm and its Audit Committee, composed solely of independent outside directors. The independent registered public accounting firm and the Audit Committee also meet privately to discuss and assess the Company's accounting controls and financial reporting.

Dated: February 28, 2013

/s/ JAMES A. WAINSCOTT
James L. Wainscott
Chairman of the Board, President
and Chief Executive Officer

Dated: February 28, 2013

/s/ ROGER K. NEWPORT
Roger K. Newport
Vice President, Finance
and Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
AK Steel Holding Corporation
West Chester, Ohio

We have audited the accompanying consolidated balance sheets of AK Steel Holding Corporation and subsidiaries (the "Company") as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income (loss), cash flows, and stockholders' equity (deficit) for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2012, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2013 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP

Cincinnati, Ohio
February 28, 2013

AK STEEL HOLDING CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
Years Ended December 31, 2012, 2011 and 2010
(dollars in millions, except per share data)

	2012	2011	2010
Net sales	$ 5,933.7	$ 6,468.0	$ 5,968.3
Cost of products sold (exclusive of items shown below)	5,539.1	6,036.8	5,643.2
Selling and administrative expenses (exclusive of items shown below)	208.7	215.4	204.0
Depreciation	192.0	185.0	197.1
Pension and OPEB expense (income) (exclusive of corridor charge shown below)	(35.3)	(36.0)	(14.9)
Pension corridor charges	157.3	268.1	—
Other operating items:			
Ashland coke plant shutdown charges	—	—	63.7
Butler retiree benefit settlement costs	—	—	9.1
Total operating costs	6,061.8	6,669.3	6,102.2
Operating profit (loss)	(128.1)	(201.3)	(133.9)
Interest expense	86.7	47.5	33.0
Other income (expense)	6.2	(5.3)	(7.6)
Income (loss) before income taxes	(208.6)	(254.1)	(174.5)
Income tax provision due to tax law changes	—	2.0	25.3
Income tax provision (benefit)	790.0	(96.0)	(69.1)
Total income tax provision (benefit)	790.0	(94.0)	(43.8)
Net income (loss)	(998.6)	(160.1)	(130.7)
Less: Net income (loss) attributable to noncontrolling interests	28.7	(4.5)	(1.8)
Net income (loss) attributable to AK Steel Holding Corporation	$ (1,027.3)	$ (155.6)	$ (128.9)
Basic and diluted earnings per share:			
Net income (loss) attributable to AK Steel Holding Corporation common stockholders	$ (9.06)	$ (1.41)	$ (1.17)

See notes to consolidated financial statements.

AK STEEL HOLDING CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
Years Ended December 31, 2012, 2011 and 2010
(dollars in millions)

	2012	2011	2010
Other comprehensive income (loss), before tax:			
Foreign currency translation gain (loss)	$ 0.7	$ (0.7)	$ (0.8)
Cash flow hedges:			
Gains (losses) arising in period	6.3	(21.0)	(23.2)
Reclassification of losses (gains) to net income (loss)	36.3	4.0	29.1
Unrealized holding gains (losses) on securities:			
Unrealized holding gains (losses) arising in period	0.9	(0.5)	1.7
Reclassification of losses (gains) to net income (loss)	—	—	0.3
Pension and OPEB plans:			
Prior service cost arising in period	83.9	(20.6)	1.1
Reclassification of prior service cost (credits) included in net income (loss)	(71.1)	(58.5)	(76.0)
Gains (losses) arising in period	(240.4)	(319.4)	(64.8)
Reclassification of losses (gains) included in net income (loss)	181.8	272.0	13.1
Other comprehensive income (loss), before tax	(1.6)	(144.7)	(119.5)
Income tax provision (benefit) related to items of comprehensive income (loss)	—	(54.8)	(44.2)
Other comprehensive income (loss)	(1.6)	(89.9)	(75.3)
Net income (loss)	(998.6)	(160.1)	(130.7)
Comprehensive income (loss)	(1,000.2)	(250.0)	(206.0)
Less: Comprehensive income (loss) attributable to noncontrolling interests	28.7	(4.5)	(1.8)
Comprehensive income (loss) attributable to AK Steel Holding Corporation	$ (1,028.9)	$ (245.5)	$ (204.2)

See notes to consolidated financial statements.

AK STEEL HOLDING CORPORATION
CONSOLIDATED BALANCE SHEETS
December 31, 2012 and 2011
(dollars in millions, except per share data)

	2012	2011
ASSETS		
Current assets:		
Cash and cash equivalents	$ 227.0	$ 42.0
Accounts receivable, net	473.9	564.2
Inventory, net	609.2	418.7
Deferred tax assets, current	73.2	216.5
Other current assets	59.4	33.0
Total current assets	1,442.7	1,274.4
Property, plant and equipment	5,943.9	5,967.2
Accumulated depreciation	(3,931.6)	(3,797.0)
Property, plant and equipment, net	2,012.3	2,170.2
Other non-current assets:		
Investment in AFSG Holdings, Inc.	55.6	55.6
Investment in Magnetation LLC	150.0	101.2
Goodwill	37.1	37.1
Deferred tax assets, non-current	88.2	716.5
Other non-current assets	117.2	94.9
TOTAL ASSETS	$ 3,903.1	$ 4,449.9
LIABILITIES AND EQUITY (DEFICIT)		
Current liabilities:		
Borrowings under credit facility	$ —	$ 250.0
Accounts payable	538.3	583.6
Accrued liabilities	164.8	172.8
Current portion of long-term debt	0.7	0.7
Current portion of pension and other postretirement benefit obligations	108.6	130.0
Total current liabilities	812.4	1,137.1
Non-current liabilities:		
Long-term debt	1,411.2	650.0
Pension and other postretirement benefit obligations	1,661.7	1,744.8
Other non-current liabilities	108.8	540.8
TOTAL LIABILITIES	3,994.1	4,072.7
Commitments and contingencies		
Equity (deficit):		
Common stock, authorized 200,000,000 shares of $.01 par value each; issued 149,094,571 and 123,229,210 shares in 2012 and 2011; outstanding 135,944,172 and 110,284,228 shares in 2012 and 2011	1.5	1.2
Additional paid-in capital	2,069.7	1,922.2
Treasury stock, common shares at cost, 13,150,399 and 12,944,982 shares in 2012 and 2011	(173.3)	(171.6)
Accumulated deficit	(2,404.3)	(1,366.0)
Accumulated other comprehensive income	1.1	2.7
Total stockholders' equity (deficit)	(505.3)	388.5
Noncontrolling interests	414.3	(11.3)
TOTAL EQUITY (DEFICIT)	(91.0)	377.2
TOTAL LIABILITIES AND EQUITY (DEFICIT)	$ 3,903.1	$ 4,449.9

The Consolidated Balance Sheets as of December 31, 2012 and 2011, include the following amounts related to consolidated variable interest entities, prior to intercompany eliminations. See Note 13 for more information concerning variable interest entities.

	2012	2011
SunCoke Middletown		
Accounts receivable, net	$ 1.0	$ 0.6
Inventory, net	28.3	23.8
Property, plant and equipment	414.5	432.3
Accumulated depreciation	(15.0)	(1.4)
Accounts payable	15.4	29.8
Accrued liabilities	1.2	2.1
Other non-current liabilities	—	436.8
Noncontrolling interests	412.2	(13.4)
Other variable interest entities		
Property, plant and equipment	$ 11.4	$ 11.2
Accumulated depreciation	(8.9)	(8.6)
Other assets (liabilities), net	1.8	1.6
Noncontrolling interests	2.1	2.1

See notes to consolidated financial statements.

AK STEEL HOLDING CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2012, 2011 and 2010
(dollars in millions)

	2012	2011	2010
Cash flows from operating activities:			
Net income (loss)	$ (998.6)	$ (160.1)	$ (130.7)
Adjustments to reconcile net income (loss) to cash flows from operating activities:			
Depreciation	178.4	183.6	197.1
Depreciation—SunCoke Middletown	13.6	1.4	—
Amortization	17.0	15.5	16.8
Deferred income taxes	771.2	(92.7)	(37.7)
Income taxes of noncontrolling interests	17.6	(2.8)	(1.1)
Contributions to pension trust	(170.2)	(170.0)	(110.0)
Ashland coke plant shutdown charges	—	—	63.7
Butler retiree benefit settlement costs	—	—	9.1
Pension and OPEB expense (income)	(35.3)	(36.0)	(14.9)
Pension corridor charges	157.3	268.1	—
Contributions to Middletown and Butler retirees VEBAs	(31.7)	(87.6)	(65.0)
Other operating items, net	(1.9)	9.0	44.8
Changes in assets and liabilities:			
Accounts receivable	94.2	(81.3)	(21.1)
Accounts receivable—SunCoke Middletown	0.3	0.5	(1.7)
Inventories	(182.8)	55.1	(32.0)
Inventories—SunCoke Middletown	(4.5)	(23.8)	—
Accounts payable and other current liabilities	(20.6)	35.8	14.0
Accounts payable and other current liabilities—SunCoke Middletown	(0.2)	14.0	1.9
Other assets	(4.2)	(13.1)	26.7
Pension obligations	(6.7)	(3.2)	(5.3)
Postretirement benefit obligations	(64.1)	(75.5)	(84.5)
Other liabilities	0.4	(17.4)	(2.5)
Net cash flows from operating activities	(270.8)	(180.5)	(132.4)
Cash flows from investing activities:			
Capital investments	(45.5)	(101.1)	(117.1)
Capital investments—SunCoke Middletown	(18.6)	(195.0)	(149.2)
Investments in acquired businesses	(60.6)	(125.4)	—
Other investing items, net	6.1	1.3	—
Net cash flows from investing activities	(118.6)	(420.2)	(266.3)
Cash flows from financing activities:			
Net borrowings (repayments) under credit facility	(250.0)	250.0	—
Proceeds from issuance of long-term debt	873.3	—	549.1
Redemption of long-term debt	(74.0)	(0.7)	(506.3)
Proceeds from issuance of common stock	96.4	—	—
Debt issuance costs	(22.3)	(10.1)	(11.3)
Proceeds from exercise of stock options	—	0.2	1.3
Purchase of treasury stock	(1.7)	(1.5)	(7.9)
Common stock dividends paid	(11.0)	(22.0)	(22.0)
SunCoke Middletown advances from (repayments to) noncontrolling interest owner	(36.6)	210.7	151.7
Other financing items, net	0.3	(0.7)	(0.8)
Net cash flows from financing activities	574.4	425.9	153.8
Net increase (decrease) in cash and cash equivalents	185.0	(174.8)	(244.9)
Cash and cash equivalents, beginning of year	42.0	216.8	461.7
Cash and cash equivalents, end of year	$ 227.0	$ 42.0	$ 216.8

See notes to consolidated financial statements.

AK STEEL HOLDING CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
(dollars in millions)

	Common Stock	Additional Paid-In-Capital	Treasury Stock	Accumulated Deficit	Accumulated Other Comprehensive Income	Noncontrolling Interests	Total
December 31, 2009	$ 1.2	$ 1,911.4	$ (162.2)	$ (1,037.5)	$ 167.9	$ (0.7)	$ 880.1
Net income (loss)				(128.9)			(128.9)
Noncontrolling interests—net income (loss)						(2.9)	(2.9)
Share-based compensation		15.8					15.8
Stock options exercised		1.3					1.3
Tax provision from share-based compensation		(19.1)					(19.1)
Purchase of treasury stock			(7.9)				(7.9)
Change in accumulated other comprehensive income					(75.3)		(75.3)
Common stock dividends				(22.0)			(22.0)
December 31, 2010	$ 1.2	$ 1,909.4	$ (170.1)	$ (1,188.4)	$ 92.6	$ (3.6)	$ 641.1
Net income (loss)				(155.6)		(4.5)	(160.1)
Share-based compensation		14.9					14.9
Stock options exercised		0.2					0.2
Tax provision from share-based compensation		(2.3)					(2.3)
Purchase of treasury stock			(1.5)				(1.5)
Change in accumulated other comprehensive income					(89.9)		(89.9)
Common stock dividends				(22.0)			(22.0)
Distributions to noncontrolling interests						(3.2)	(3.2)
December 31, 2011	$ 1.2	$ 1,922.2	$ (171.6)	$ (1,366.0)	$ 2.7	$ (11.3)	$ 377.2
Net income (loss)				(1,027.3)		28.7	(998.6)
Issuance of common stock	0.3	96.1					96.4
Issuance of exchange option in Exchangeable Notes		37.3					37.3
Share-based compensation		14.6					14.6
Tax provision from share-based compensation		(0.5)					(0.5)
Purchase of treasury stock			(1.7)				(1.7)
Change in accumulated other comprehensive income					(1.6)		(1.6)
Common stock dividends				(11.0)			(11.0)
Increase in noncontrolling interest as a result of SunCoke financing activities						416.1	416.1
Distributions to noncontrolling interests						(36.8)	(36.8)
Income tax payable assumed by noncontrolling interests						17.6	17.6
December 31, 2012	$ 1.5	$ 2,069.7	$ (173.3)	$ (2,404.3)	$ 1.1	$ 414.3	$ (91.0)

See notes to consolidated financial statements.

NOTE 1 – Summary of Significant Accounting Policies

Basis of Presentation: These financial statements consolidate the operations and accounts of AK Steel Holding Corporation ("AK Holding"), its wholly-owned subsidiary AK Steel Corporation ("AK Steel," and together with AK Holding, the "Company"), all subsidiaries in which the Company has a controlling interest, and two variable interest entities for which the Company is the primary beneficiary. The Company also operates European trading companies that buy and sell steel and steel products and other materials. The Company manages its operations on a consolidated, integrated basis in order to utilize the most appropriate equipment and facilities for the production of a product, regardless of product line, and concludes that it operates in a single business segment. All intercompany transactions and balances have been eliminated.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions that affect the amounts reported. These estimates are based on historical experience and information that is available to management about current events and actions the Company may take in the future. Significant items subject to estimates and assumptions include the carrying value of long-lived assets, including goodwill; valuation allowances for receivables, inventories and deferred income tax assets; legal and environmental liabilities; workers compensation and asbestos liabilities; share-based compensation; investment in AFSG Holdings, Inc.; excess cost of operations; and assets and obligations related to employee benefit plans. There can be no assurance that actual results will not differ from these estimates.

Revenue Recognition: Revenue from sales of products is recognized at the time that title and the risks and rewards of ownership pass, which can be on the date of shipment or the date of receipt by the customer. This is when the terms of customers' arrangements are met, the sales price is fixed or determinable, and collection is reasonably assured. Revenue is not recognized for sales taxes collected from customers; rather these taxes are recorded on a net basis in the Consolidated Statements of Operations.

Cost of Products Sold: Cost of products sold consists primarily of raw materials, energy costs, supplies consumed in the manufacturing process, manufacturing labor, contract labor and direct overhead expense necessary to manufacture the finished steel product, as well as distribution and warehousing costs. The Company's share of the income (loss) of investments in associated companies accounted for under the equity method are included in costs of products sold since these operations are integrated with the Company's overall steelmaking operations, except for its share of the income (loss) of Magnetation LLC that is included in other income (expense). Operating profit (loss) includes income (loss) from equity companies of $7.4, $8.4 and $3.7 in 2012, 2011 and 2010, respectively.

Share-Based Compensation: Compensation costs related to all stock awards granted under the Company's Stock Incentive Plan are charged against income during their vesting period using the straight-line method.

Legal Fees: Legal fees associated with litigation and similar proceedings that are not expected to provide a benefit in future periods are generally expensed as incurred. Legal fees associated with activities that are expected to provide a benefit in future periods, such as costs associated with the issuance of debt, are generally capitalized as incurred in our consolidated balance sheets.

Income Taxes: The Company records interest and penalties related to uncertain tax positions as a component of income tax expense. Deferred tax assets do not include certain amounts that arise from tax deductions related to share-based compensation in excess of compensation recognized for financial reporting when net operating loss carryforwards are created. The Company uses tax law ordering for purposes of determining when excess tax benefits have been realized.

Earnings per Share: Earnings per share is calculated using the "two-class" method. Under the "two-class" method, undistributed earnings are allocated to both common shares and participating securities. The sum of distributed earnings to common stockholders and undistributed earnings allocated to common stockholders is divided by the weighted-average number of common shares outstanding during the period. The restricted stock granted by AK Holding is entitled to dividends prior to vesting and meets the criteria of a participating security.

Cash Equivalents: Cash equivalents include short-term, highly-liquid investments that are readily convertible to known amounts of cash and are of an original maturity of three months or less.

Inventories: Inventories are valued at the lower of cost or market. The cost of the majority of inventories is measured on the last-in, first-out (LIFO) method. Other inventories are measured principally at average cost and consist mostly of foreign inventories and certain raw materials.

Property, Plant and Equipment: Plant and equipment are depreciated under the straight-line method over their estimated lives. Estimated lives are as follows: land improvements over 20 years, leaseholds over the life of the lease, buildings over 40 years and machinery and equipment over 2 to 20 years. The estimated weighted-average life of the Company's machinery and equipment is 17.9 years. Costs incurred to develop coal mines are capitalized. Depletion of coal reserves and mine development costs are computed using the units-of-production method utilizing only proven and probable reserves in the depletion base. The Company expenses costs associated with major maintenance activities at its operating facilities in the period in which they occur.

The Company reviews the carrying value of long-lived assets to be held and used and long-lived assets to be disposed of when events and circumstances warrant such a review. If the carrying value of a long-lived asset exceeds its fair value an impairment has occurred and a loss is recognized based on the amount by which the carrying value exceeds the fair value, less cost to dispose, for assets to be sold or abandoned. Fair value is determined using quoted market prices, estimates based on prices of similar assets or anticipated cash flows discounted at a rate commensurate with risk.

Investments: The Company has investments in associated companies that are accounted for under the equity method. Each of these investments is subject to a review for impairment when circumstances indicate that a loss in value below its carrying amount is other than temporary. No impairment was recorded in 2012, 2011 or 2010.

The Company's investment in AFSG Holdings, Inc., an indirect wholly-owned subsidiary of the Company, represents the carrying value of its discontinued insurance and finance leasing businesses, which have been largely liquidated. The activities of the remaining operating companies are being "run off" and the companies are accounted for as a discontinued operation under the liquidation basis of accounting, whereby future cash inflows and outflows are considered. The Company is under no obligation to support the operations or liabilities of these companies.

Goodwill: Goodwill relates primarily to the Company's tubular business and is reviewed for possible impairment at least annually. Considering operating results and the estimated fair value of the business, the most recent annual goodwill impairment test indicated that the fair value of the Company's reporting unit with goodwill was substantially in excess of its carrying value. No goodwill impairment was recorded as a result of the 2012, 2011 and 2010 annual reviews.

Pension and Other Postretirement Benefits: The Company recognizes in income, as of the Company's measurement date, any unrecognized actuarial net gains or losses that exceed 10% of the larger of the projected benefit obligations or the plan assets, defined as the "corridor". Actuarial net gains and losses occur when actual experience differs from the assumptions used to value the plans and are amortized over the plan participants' life expectancy.

Concentrations of Credit Risk: The Company is primarily a producer of carbon, stainless and electrical steels and steel products, which are sold to a number of markets, including automotive, industrial machinery and equipment, construction, power distribution and appliances. The following presents net sales by product line:

	2012	2011	2010
Stainless and electrical	$ 1,898.9	$ 2,188.9	$ 2,136.9
Carbon	3,789.6	4,009.5	3,620.1
Tubular	243.6	247.7	210.7
Other	1.6	21.9	0.6
Total	$ 5,933.7	$ 6,468.0	$ 5,968.3

The following sets forth the percentage of the Company's net sales attributable to various markets:

	2012	2011	2010
Automotive	45%	36%	36%
Infrastructure and Manufacturing	23%	24%	25%
Distributors and Converters	32%	40%	39%

The Company sells domestically to customers primarily in the Midwestern and Eastern United States and to foreign customers, primarily in Canada, Mexico and Western Europe. Net sales to customers located outside the United States totaled $856.7, $946.4 and $823.3 for 2012, 2011 and 2010, respectively. No customer accounted for more than 10% of net sales of the Company during 2012, 2011 and 2010.

Approximately 43% and 34% of trade receivables outstanding at December 31, 2012 and 2011, respectively, are due from businesses associated with the U.S. automotive industry. Except in a few situations where the risk warrants it, collateral is not required on trade receivables. While the Company believes its recorded trade receivables will be collected, in the event of default the Company would follow normal collection procedures. The Company maintains an allowance for doubtful accounts for the loss

that would be incurred if a customer is unable to pay amounts due to the Company. The Company determines this allowance based on various factors, including the customer's financial condition.

Union Contracts: At December 31, 2012, the Company employed approximately 6,400 employees, of which approximately 4,800 are represented by labor unions under various contracts that expire between 2013 and 2016. An agreement with the United Auto Workers, Local 3462, which represents approximately 340 employees at the Company's Coshocton Works, is scheduled to expire on March 31, 2013. An agreement with the United Steelworkers of America, Local 1865, which represents approximately 820 employees at the Company's Ashland Works, is scheduled to expire on September 1, 2013. An agreement with the United Auto Workers, Local 3044, which represents approximately 190 employees at the Company's Rockport Works, is scheduled to expire on September 30, 2013.

Financial Instruments: Investments in debt securities are classified as held-to-maturity because the Company has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost, adjusted for amortization of premiums and accretion of discounts to maturity. Investments in equity securities are classified as available-for-sale. Available-for-sale securities are carried at fair value, with unrealized gains and losses, net of tax, reported in other comprehensive income. Realized gains and losses on sales of available-for-sale securities are computed based upon initial cost adjusted for any other than temporary declines in fair value. The Company has no investments that are considered to be trading securities. Debt and equity securities are subject to a review for impairment when circumstances indicate that a loss in value is other than temporary.

The Company is a party to derivative instruments that are designated and qualify as hedges for accounting purposes. The Company may also enter into derivative instruments to which it does not apply hedge accounting treatment. The Company's objective in using these instruments is to protect its earnings and cash flows from fluctuations in the fair value of selected commodities and currencies.

The Company's income and cash flows may be affected by fluctuations in the price of certain commodities used in its production processes and in the selling price of certain commodity steel (hot roll carbon steel coils). The Company has implemented raw material and energy surcharges for its spot market customers and some of its contract customers. For certain commodities where such exposure exists, the Company may use cash-settled commodity price swaps, collars and purchase options, with a duration of up to three years, to hedge the price of a portion of its natural gas, iron ore, electricity, aluminum, zinc and nickel requirements or the selling price of hot roll carbon steel coils. The Company designates the natural gas, iron ore, electricity, zinc and hot roll coil instruments as cash flow hedges and the effective portion of the changes in their fair value and settlements are recorded in accumulated other comprehensive income. Gains and losses are subsequently reclassified from accumulated other comprehensive income and recorded in cost of products sold or net sales in the same period as the earnings recognition of the associated underlying transaction. The aluminum and nickel hedges are marked to market and recorded in cost of products sold with the offset recorded as current assets or accrued liabilities.

In addition, the Company is subject to risks associated with exchange rate fluctuations on monies received from its European subsidiaries and other customers invoiced in European currencies. In order to mitigate this risk, the Company has entered into a series of agreements for the forward sale of euros at fixed dollar rates. The forward contracts are entered into with durations of up to eighteen months. A typical contract is used as a cash flow hedge for the period from when an order is taken to when a sale is recognized, at which time it converts into a fair value hedge of a euro-denominated receivable. The Company does not classify these derivatives as hedges for accounting purposes and the hedges are marked to market on a quarterly basis with the expense or income recorded in other income (expense).

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objectives and strategies for undertaking various hedge transactions. In this documentation, the Company specifically identifies the asset, liability, firm commitment or forecasted transaction that has been designated as a hedged item and states how the hedging instrument is expected to hedge the risks related to that item. The Company formally measures effectiveness of its hedging relationships both at the hedge inception and on an ongoing basis. The Company discontinues hedge accounting prospectively when it determines that the derivative is no longer effective in offsetting changes in the fair value or cash flows of a hedged item; when the derivative expires or is sold, terminated or exercised; when it is probable that the forecasted transaction will not occur; when a hedged firm commitment no longer meets the definition of a firm commitment; or when the Company determines that designation of the derivative as a hedge instrument is no longer appropriate.

Asbestos and Environmental Accruals: The Company is, and has been for a number of years, in the process of remediating sites where hazardous material may have been released, including sites no longer owned by the Company. In addition, a number of lawsuits alleging asbestos exposure have been filed and continue to be filed against the Company. The Company has established accruals for estimated probable costs related to asbestos claim settlements and environmental investigation, monitoring and remediation. If the accruals are not adequate to meet future claims, operating results and cash flows may be negatively affected. The accruals do not consider the potential for insurance recoveries, for which the Company has partial insurance coverage for some future asbestos claims. In addition, some existing insurance policies covering asbestos and environmental contingencies may serve to partially mitigate future covered expenditures.

New Accounting Pronouncements: No new accounting pronouncement issued or effective during the 2012 fiscal year has had or is expected to have a material effect on the Company's consolidated financial statements.

NOTE 2 – Supplementary Financial Statement Information

Related Party Transactions

The Company regularly transacts business with certain of its equity investees – Combined Metals of Chicago, LLC and Rockport Roll Shop LLC. The following relates to the Company's transactions with these equity investees for the years indicated:

	2012	2011	2010
Sales to equity investees	$ 60.4	$ 52.8	$ 41.2
Purchases from equity investees	11.8	12.4	16.1

The following is the Company's outstanding receivables and payables with the above equity investees as of the end of the year indicated:

	2012	2011
Accounts receivable from equity investees	$ 2.3	$ 2.7
Accounts payable to equity investees	1.1	0.9
Notes receivable from equity investees	7.6	7.6

Research and Development Costs

The Company conducts a broad range of research and development activities aimed at improving existing products and manufacturing processes and developing new products and processes. Research and development costs, which are recorded as expense when incurred, totaled $12.5, $13.2 and $9.7 in 2012, 2011 and 2010, respectively.

Allowance for Doubtful Accounts

The following shows changes in the allowance for doubtful accounts for the years ended December 31, 2012, 2011 and 2010:

	2012	2011	2010
Balance at beginning of year	$ 11.9	$ 13.1	$ 13.4
Increase (decrease) in allowance	(2.7)	(1.1)	1.4
Receivables written off	(0.1)	(0.1)	(1.7)
Balance at end of year	$ 9.1	$ 11.9	$ 13.1

Inventories

Inventories as of December 31, 2012 and 2011, consist of:

	2012	2011
Finished and semi-finished	$ 728.5	$ 640.1
Raw materials	315.7	302.6
Total cost	1,044.2	942.7
Adjustment to state inventories at LIFO value	(435.0)	(524.0)
Net inventories	$ 609.2	$ 418.7

During 2012, 2011 and 2010, liquidation of LIFO layers generated income of $0.9, $109.9 and $13.0, respectively.

The following shows changes in the LIFO reserve for the years ended December 31, 2012, 2011 and 2010:

	2012	2011	2010
Balance at beginning of year	$ 524.0	$ 514.2	$ 405.2
Change in reserve	(89.0)	9.8	109.0
Balance at end of year	$ 435.0	$ 524.0	$ 514.2

Property, Plant and Equipment

The Company's property, plant and equipment balances as of December 31, 2012 and 2011 are as follows:

	2012	2011
Land, land improvements and leaseholds	$ 239.8	$ 217.2
Buildings	428.3	397.8
Machinery and equipment	5,224.4	5,303.9
Construction in progress	51.4	48.3
Total	5,943.9	5,967.2
Less accumulated depreciation	(3,931.6)	(3,797.0)
Property, plant and equipment, net	$ 2,012.3	$ 2,170.2

The amount of interest on capital projects capitalized in 2012, 2011 and 2010 was $2.5, $6.7 and $10.1, respectively.

During December 2010, the Company announced that it was permanently closing its Ashland, Kentucky coke plant during 2011 and recorded an approximate $45.9 impairment charge for the coke plant assets in 2010.

Asset Retirement Obligations

The following reflects changes in the carrying amounts of asset retirement obligations for the years ended December 31, 2012, 2011 and 2010:

	2012	2011	2010
Balance at beginning of year	$ 5.8	$ 5.3	$ 4.9
Adjustment to obligations	(0.9)	—	—
Accretion expense	0.5	0.5	0.4
Balance at end of year	$ 5.4	$ 5.8	$ 5.3

Metallurgical Coal Transaction

In October 2011, AK Steel acquired 100% of the stock of a company now known as AK Coal Resources, Inc. AK Coal controls, through ownership or lease, significant reserves of low-volatile metallurgical coal, which is used to produce coke needed for iron-making blast furnaces. AK Steel agreed to pay $36.0 for the stock, consisting of a $24.0 payment made at closing and payments of the remaining amount over a three-year period. At the present time, AK Coal leases a portion of its reserves to third party miners and collects royalties from their production. The balance of its coal reserves is not currently being mined. AK Steel has commenced development of a mining plan and has filed for the necessary permits to mine the coal. Commencement of mining operations and coal production is contingent upon, among other things, obtaining all necessary permits and making necessary capital investments in equipment.

NOTE 3 – Income Taxes

The Company and its subsidiaries file a consolidated federal income tax return. This return includes all domestic companies owned 80% or more by the Company and the proportionate share of the Company's interest in partnership investments. State tax returns are filed on a consolidated, combined or separate basis depending on the applicable laws relating to the Company and its domestic subsidiaries.

Components of income (loss) before income taxes are as follows:

	2012	2011	2010
United States	$ (261.2)	$ (252.5)	$ (177.0)
Foreign	6.3	5.7	5.4
Noncontrolling interests	46.3	(7.3)	(2.9)
Income (loss) before income taxes	$ (208.6)	$ (254.1)	$ (174.5)

Significant components of the Company's deferred tax assets and liabilities at December 31, 2012 and 2011 are as follows:

	2012	2011
Deferred tax assets:		
Net operating loss and tax credit carryforwards	$ 625.0	$ 492.4
Postretirement benefits	231.6	275.7
Pension benefits	374.0	376.8
Inventories	116.7	118.6
Other assets	94.4	95.5
Valuation allowance	(873.1)	(22.3)
Total deferred tax assets	568.6	1,336.7
Deferred tax liabilities:		
Depreciable assets	(357.7)	(390.9)
Other liabilities	(49.5)	(12.8)
Total deferred tax liabilities	(407.2)	(403.7)
Net deferred tax assets	$ 161.4	$ 933.0

Deferred taxes include the income tax effect of temporary differences between financial reporting and tax reporting. Temporary differences represent the cumulative taxable or deductible amounts recorded in the consolidated financial statements in different years than recognized in the tax returns. Net operating losses and tax credit carryforwards may be used to offset future taxable income, and their benefit is reflected in the deferred tax assets. The postretirement benefit difference includes amounts expensed in the consolidated financial statements for healthcare, life insurance and other postretirement benefits, which become deductible in the tax return upon payment or funding in qualified trusts. The inventory difference relates primarily to differences in the LIFO reserve and tax overhead capitalized in excess of book amounts. Other temporary differences represent principally various expenses accrued for financial reporting purposes that are not deductible for tax reporting purposes until paid. The depreciable assets temporary difference represents generally tax depreciation in excess of financial statement depreciation.

The Company regularly evaluates the need for a valuation allowance for deferred tax assets by assessing whether it is more likely than not that it will realize the deferred tax assets in the future. A valuation allowance assessment is performed each reporting period, with any additions or adjustments reflected in earnings in the period of assessment. In assessing the need for a valuation allowance, the Company has considered both positive and negative evidence related to the likelihood of realization of the deferred tax assets for each jurisdiction.

Through the first quarter of 2012, the Company had concluded that objective and subjective positive evidence outweighed negative evidence, and concluded it was more likely than not to realize all of its federal and most of its state deferred tax assets, except for loss carryforwards and tax credits in certain states that have relatively short carryforward periods and annual limits on how much loss carryforward can be used to offset future taxable income. See discussion below for more information on considerations evaluated as of December 31, 2011. As of June 30, 2012, the Company concluded that the negative evidence outweighed the positive evidence as a result of developments during the second quarter of 2012 and recorded a valuation allowance for a significant portion of its deferred tax assets. Significant developments during the quarter ended June 30, 2012 that generally resulted in decreases in the positive factors and increases in the negative factors affecting the Company's assessment of the need for a valuation allowance included an unforeseen, significant decrease in spot market selling prices for carbon steel near the end of the second quarter of 2012; increased competition in the United States from imports (primarily from China, Korea and Russia) and non-sustainable pricing practices by certain competitors in bankruptcy or with new or expanded production capacity in the United States; a longer-than-previously-expected time frame for U.S. economic recovery and heightened uncertainty with respect to the direction of the economy in the United States; greater widespread uncertainty and deterioration in the economies of Western Europe; and the effects of a slowdown in the Chinese economy, including increases in exports of some categories of Chinese steel to the United States. There were no material changes to these factors and the resulting conclusions as of December 31, 2012.

In accordance with the applicable accounting standards, the Company is unable to use future income projections to support the realization of the deferred tax assets as a consequence of the above conclusion. However, in determining the appropriate amount of the valuation allowance since June 30, 2012, the Company considered the timing of future reversal of its taxable temporary differences and available tax strategies that, if implemented, would result in realization of deferred tax assets. The Company identified the potential change from the LIFO inventory accounting method as such a tax-planning strategy. The Company believes that this strategy is prudent and feasible in order to prevent certain federal and state tax loss carryforwards from expiring unused. In addition, the Company believes that the future reversal of its deferred tax liabilities serves as a source of taxable income supporting realization of a portion of its federal and state deferred tax assets. Therefore, the Company recorded an increase in the valuation allowance of $736.0 as of June 30, 2012 on its deferred tax assets, representing the difference between its deferred tax assets and the amount that was deemed realizable under applicable accounting standards. The valuation allowance has increased to $873.1 at

December 31, 2012, as a result of changes in the Company's net deferred tax assets caused by the current year's loss and the change in value of the tax planning strategy. This accounting treatment has no effect on the ability of the Company to use the loss carryforwards and tax credits in the future to reduce cash tax payments. Federal net operating loss carryforwards do not begin to expire until 2023 and substantial amounts of those loss carryforwards have most of their 20-year life remaining before expiration.

As of December 31, 2011, the Company considered negative evidence, including a cumulative loss in recent periods and the effects of increased competition in the markets served by the Company, on its ability to generate future taxable income. That included increased competition in North America as a result of new or expanded production capacity added by domestic competitors of the Company, as well as increased imports from foreign producers. In general, the existence of cumulative losses in recent periods was deemed to be significant objective negative evidence. However, the Company had historical evidence that the steel industry and the Company operate in business cycles of seven to ten years and therefore attributed significant weight to the profitability of the Company over these business cycles in evaluating the Company's ability to generate future taxable income. In concluding that it was more likely than not that the Company would generate sufficient future taxable income to realize its deferred tax assets, the Company considered the following positive and negative evidence at that time:

- The Company's historical operating results, including the lack of prior expired federal loss carryforwards during the Company's prior business cycles
- Long historical Company and steel industry business cycles of seven to ten years and a projection of positive earnings as the Company emerges from the recent cycle trough
- Lengthy loss carryforward periods
  - Federal net operating loss carryforwards do not begin to expire until 2023 and substantial amounts of those loss carryforwards had most of their carryforward period remaining before expiration
  - Temporary differences other than loss carryforwards will have a 20-year carryforward period for federal purposes from the year of deduction on the tax return if the Company is in a loss carryforward position at that time; otherwise they will reduce taxable earnings in the year of deduction
- Timing of future reversals of existing taxable temporary differences
- Projections of future taxable income, which took into consideration both positive and negative factors, sufficient to realize deferred tax assets related to loss carryforwards prior to their expiration and other temporary differences, including:
  - The slow but steady recovery in the United States, the Company's primary geographic market, from the effects of the recession
  - Positive effect on projections of future taxable income from the Company's late-2011 investments in Magnetation and AK Coal
  - Positive effects of recent Company actions to improve financial results from future operations, including the shutdown of the Ashland coke plant; implementation of cost reduction actions, including scrap reduction initiatives and reductions in employee benefit obligations; the operating benefits from the newly-installed Butler Works electric arc furnace; and benefits from the agreements with SunCoke Middletown to purchase coke and energy
  - Improving industry outlooks for key customers in the North American auto market and, to a lesser extent, the home building sector over the next several years from record low levels in 2009
  - The estimated negative effects of increased competition in the markets served by the Company
  - Effect on the projections of future taxable income of the selection of alternative key assumptions, including those associated with pension and other postretirement benefit obligations

The Company had concluded that the above-noted objective and subjective positive evidence outweighed the noted negative evidence and, accordingly, that as of December 31, 2011, it was more likely than not to realize all of its federal and most of its state deferred tax assets. The Company had recorded a valuation allowance as of December 31, 2011, related to loss carryforwards and tax credits in certain states that have relatively short carryforward periods and annual limits on how much loss carryforward can be used to offset future taxable income.

The following reflects changes in the valuation allowance for the years ended December 31, 2012, 2011 and 2010:

	2012	2011	2010
Balance at beginning of year	$ 22.3	$ 21.6	$ 18.4
Change in valuation allowance:			
Included in income tax provision (benefit)	865.5	0.7	3.2
Included in stockholders' equity related to issuance of exchangeable debt	(14.7)	—	—
Balance at end of year	$ 873.1	$ 22.3	$ 21.6

At December 31, 2012, the Company had $1,724.1 in federal regular net operating loss carryforwards, and $1,794.3 in federal Alternative Minimum Tax ("AMT") net operating loss carryforwards, which will begin to expire in 2023, with most expiring between 2028 and 2032. At December 31, 2012, the Company had unused AMT credit carryforwards of $21.3 and research and development ("R&D") credit carryforwards of $1.2. The loss and credit carryforwards may be used to offset future regular and AMT income tax liabilities. The unused AMT credits can be carried forward indefinitely and the R&D credits don't begin to expire until 2027. At December 31, 2012, the Company had $70.7 in deferred tax assets before consideration of valuation allowances for state net operating loss carryforwards and tax credit carryforwards, which will expire between 2013 and 2032.

As of December 31, 2012, there were $21.0 of unrecognized deferred tax assets that arose from tax deductions related to share-based compensation in excess of compensation recognized for financial reporting when net operating loss carryforwards were created. Additional paid-in capital will be increased when such deferred tax assets are ultimately realized.

The Company has undistributed earnings of foreign subsidiaries of approximately $23.5 at December 31, 2012. Deferred taxes have not been provided on these earnings since the balance is considered to be permanently invested in the Company's foreign subsidiaries. If such undistributed earnings were repatriated, it is estimated that the additional tax expense to be provided would be approximately $8.2.

Significant components of the provision (benefit) for income taxes are as follows:

	2012	2011	2010
Current:			
Federal	$ —	$ —	$ (1.2)
State	1.0	(2.1)	(1.8)
Foreign	1.9	1.8	1.8
Noncontrolling interests	17.6	(2.8)	(1.1)
Deferred:			
Federal	31.5	(84.9)	(36.5)
State	2.8	(6.0)	(5.0)
Change in valuation allowance on beginning-of-the-year deferred tax assets	735.2	—	—
Total income tax provision (benefit)	$790.0	$(94.0)	$(43.8)

The Company recorded non-cash tax charges of $2.0 in 2011 as part of its income tax provision (benefit) as a result of state tax law changes. These tax charges represent the net decrease in the value of the Company's state deferred tax assets attributable to lower future effective state income tax rates resulting from the law changes. In 2010, the Company recorded a non-cash charge of $25.3 as a result of the Patient Protection and Affordable Care Act (the "Act"). The charge is due to a reduction in the value of the Company's deferred tax asset as a result of a change to the tax treatment associated with Medicare Part D reimbursements. The Company expects to continue to receive Medicare Part D reimbursements notwithstanding passage of the Act.

The reconciliation of income tax on income (loss) before income taxes computed at the U.S. federal statutory tax rates to actual income tax expense (benefit) is as follows:

	2012	2011	2010
Income tax provision (benefit) at U.S. federal statutory rate	$ (73.0)	$ (89.0)	$ (61.1)
State and foreign tax expense, net of federal tax	(4.8)	(9.9)	(8.8)
Increase in deferred tax asset valuation allowance	865.5	—	—
Effect of state law changes on deferred tax assets, net of federal tax	—	2.0	—
Effect of federal law change on deferred tax assets	—	—	25.3
Other permanent differences	2.3	2.9	0.8
Total income tax provision (benefit)	$ 790.0	$ (94.0)	$ (43.8)

Federal, state and local tax returns of the Company and its subsidiaries are routinely subjected to examination by various taxing authorities. Federal returns for periods beginning in 2009 are open for examination, while certain state and local returns are open for examination for periods beginning in 2007. However, taxing authorities have the ability to adjust net operating loss carryforwards from years prior to these periods. The Company has not recognized certain tax benefits because of the uncertainty of realizing the entire value of the tax position taken on income tax returns upon review by the taxing authorities. The Company has established appropriate income tax accruals, and believes that the outcomes of future federal examinations as well as ongoing and future state and local examinations will not have a material adverse impact on the Company's financial position, results of operations or cash flows. Unrecognized tax benefits will be included as an adjustment to income tax expense upon the expiration of the statutes of limitations or upon resolution with the taxing authorities. The Company has no tax positions for which it is

reasonably possible that the total amounts of unrecognized tax benefits will significantly change within twelve months of December 31, 2012.

A reconciliation of the change in federal and state unrecognized tax benefits for 2012, 2011 and 2010 is presented below:

	2012	2011	2010
Balance at beginning of year	$ 49.2	$ 50.3	$ 50.8
Increases (decreases) for prior year tax positions	1.6	1.3	0.2
Increases (decreases) for current year tax positions	3.7	(0.7)	0.6
Increases (decreases) related to settlements	—	(0.2)	—
Decreases related to statute lapse	(0.5)	(1.5)	(1.3)
Balance at end of year	$ 54.0	$ 49.2	$ 50.3

Included in the balance of unrecognized tax benefits at December 31, 2012 and 2011, are $42.4 and $41.3, respectively, of tax benefits that, if recognized, would affect the effective tax rate. Also included in the balance of unrecognized tax benefits at December 31, 2012 and 2011, are $11.6 and $7.9, respectively, of tax benefits that, if recognized, would result in adjustments to other tax accounts, primarily deferred taxes.

Accrued interest and penalties are included in the related tax liability line in the Consolidated Balance Sheets. The following shows information related to the accrued interest and penalties for 2012, 2011 and 2010:

	Interest and Penalties
Balance at December 31, 2009	$ 4.3
Increase (decrease)	0.1
Balance at December 31, 2010	4.4
Increase (decrease)	(0.4)
Balance at December 31, 2011	4.0
Increase (decrease)	—
Balance at December 31, 2012	$ 4.0

NOTE 4 – Long-term Debt and Other Financing

At December 31, 2012 and 2011, the Company's debt balances, including current portions, were as follows:

	2012	2011
Credit Facility	$ —	$ 250.0
8.75% Senior Secured Notes due December 2018	350.0	—
5.00% Exchangeable Senior Notes due November 2019 (effective rate of 10.8%)	150.0	—
7.625% Senior Notes due May 2020	550.0	550.0
8.375% Senior Notes due April 2022	300.0	—
Industrial Revenue Bonds due 2013 through 2030	100.9	101.5
Unamortized discount	(39.0)	(0.8)
Total debt	1,411.9	900.7
Less:		
Borrowings under Credit Facility classified as short-term	—	250.0
Current portion of long-term debt	0.7	0.7
Total long-term debt	$ 1,411.2	$ 650.0

During the period, the Company was in compliance with all the terms and conditions of its debt agreements. At December 31, 2012, the maturities of long-term debt for the next five years are as follows:

Year	Debt Maturities
2013	$ 0.7
2014	0.8
2015	0.1
2016	—
2017	—

Credit Facility

AK Steel has a $1.1 billion asset-backed revolving credit facility ("Credit Facility") with a group of lenders that expires in April 2016. The Credit Facility contains common restrictions, including limitations on, among other things, distributions and dividends, acquisitions and investments, indebtedness, liens and affiliate transactions. Availability is calculated as the lesser of the credit facility commitment or the Company's eligible collateral after advance rates, less outstanding revolver borrowings and letters of credit. The Company's obligation under its Credit Facility is secured by its inventory and accounts receivable and availability under the Credit Facility fluctuates monthly based on the varying levels of eligible collateral. In addition, the Credit Facility requires maintenance of a minimum fixed charge coverage ratio of one to one if availability under the Credit Facility is less than $137.5. AK Holding is the sole guarantor of the Credit Facility. The Company does not expect any of these restrictions to affect or limit its ability to conduct its business in the ordinary course. At December 31, 2012, the Company's eligible collateral, after application of applicable advance rates, was $946.6. Availability as of December 31, 2012 was reduced by $74.7 attributable to outstanding letters of credit, resulting in remaining availability of $871.9. The weighted-average interest rate on the outstanding borrowings at December 31, 2011 was 2.3% and there were no borrowings as of December 31, 2012.

Senior Secured Notes

In November 2012, the Company issued $350.0 aggregate principal amount of 8.75% Senior Secured Notes due December 2018 (the "Secured Notes") in a private placement and generated net proceeds of $341.1 after underwriting discounts and other expenses. The Company used the net proceeds to repay outstanding borrowings under the Credit Facility and for general corporate purposes. Substantially all property, plant and equipment of AK Steel is pledged as collateral for the Secured Notes. AK Holding fully and unconditionally, jointly and severally, guarantees the payment of interest, principal and premium, if any, on the Secured Notes. The book value of such collateral as of December 31, 2012 was approximately $1.5 billion. The indenture governing the Secured Notes includes covenants with customary restrictions on (a) the incurrence of additional debt by certain AK Steel subsidiaries, (b) the incurrence of liens by AK Steel and AK Holding's other subsidiaries, (c) the amount of sale/leaseback transactions, (d) the use of proceeds from the sale of collateral, and (e) the ability of AK Steel and AK Holding to merge or consolidate with other entities or to sell, lease or transfer all or substantially all of the assets of AK Steel and AK Holding to another entity. The Secured Notes also contain customary events of default. Prior to December 1, 2015, AK Steel may redeem the Secured Notes at a price equal to par plus a make-whole premium and all accrued and unpaid interest to the date of redemption. Subsequent to that date, they are redeemable at 104.375% until December 1, 2016, 102.188% thereafter until December 1, 2017 and 100.0% thereafter, together with all accrued and unpaid interest to the date of redemption.

In connection with the issuance of the Secured Notes, the Company entered into a registration rights agreement with the holders of the Secured Notes, which, among other things, requires AK Steel to file an exchange offer registration statement with the Securities and Exchange Commission before mid-August 2013 and to use commercially reasonable efforts to cause such registration statement to become effective no later than mid-November 2013. Pursuant to the registration rights agreement, AK Steel is required to offer to exchange the previously-issued unregistered Secured Notes for newly-issued registered notes that will be substantially identical to the terms of the Secured Notes, except that the transfer restrictions, registration rights and additional interest provisions relating to the Secured Notes will not apply to the new notes.

Senior Unsecured Notes

In November 2012, AK Steel issued $150.0 aggregate principal of 5.0% Exchangeable Senior Notes due November 2019 (the "Exchangeable Notes") and generated net proceeds of $144.8 after underwriting discounts and other expenses. The Company used the net proceeds to repay outstanding borrowings under the Credit Facility and for general corporate purposes. AK Steel may not redeem the Exchangeable Notes prior to their maturity date. Holders may exchange their Exchangeable Notes into shares of AK Holding common stock at their option at an initial exchange rate of 185.1852 shares of AK Holding common stock per $1,000 principal amount of Exchangeable Notes, equivalent to an initial conversion price of approximately $5.40 per share of common stock, subject to adjustment for certain dilutive effects from potential future events. The indenture governing the Exchangeable Notes (the "Exchangeable Notes Indenture") does not contain any financial or operating covenants or restrictions on the payments of dividends, the incurrence of indebtedness or the issuance or repurchase of securities by the Company or its subsidiaries. Holders

may exchange their Exchangeable Notes prior to August 15, 2019 only under certain circumstances. After August 15, 2019, holders may exchange their Exchangeable Notes at any time. Upon exchange, the Company will be obligated to (i) pay an amount in cash equal to the aggregate principal amount of the Exchangeable Notes to be exchanged and (ii) pay cash, deliver shares of AK Holding common stock or a combination thereof, at the Company's election, for the remainder, if any, of the exchange obligation in excess of the aggregate principal amount of the Exchangeable Notes being exchanged. If the Company undergoes a fundamental change, as defined in Exchangeable Notes Indenture (which, for example, would include various transactions pursuant to which the Company would undergo a change of control), holders may require AK Steel to repurchase the Exchangeable Notes in whole or in part for cash at a price equal to par plus any accrued and unpaid interest. In addition, in the event the Company undergoes a "make-whole fundamental change," as defined in the Exchangeable Notes Indenture, prior to the maturity date, in addition to requiring AK Steel to repurchase the Exchangeable Notes in whole or in part for cash at a price equal to par plus any accrued and unpaid interest, the exchange rate will be increased in certain circumstances for a holder who elects to exchange its notes in connection with such event. Based on the initial exchange rate, the Exchangeable Notes are exchangeable into a maximum of 37.5 million shares of AK Holding common stock. However, such maximum amount of shares would be exchanged only if, as a result of the occurrence of a "make-whole fundamental change" described above, the Company elects to satisfy the higher exchange rate by delivering to the holders shares of AK Holding common stock in consideration therefor. Although the Exchangeable Notes were issued at par, for accounting purposes the proceeds received from the issuance of the notes are allocated between debt and equity to reflect the fair value of the exchange option embedded in the notes and the fair value of similar debt without the exchange option. As a result, $38.7 of the gross proceeds of the Exchangeable Notes were recorded as an increase in additional paid-in capital with the offsetting amount recorded as a debt discount. The debt discount will be amortized over the term of the Exchangeable Notes using the effective interest method. As of December 31, 2012, the remaining unamortized debt discount was $38.2 and the net carrying amount of the Exchangeable Notes was $111.8. The portion of underwriting discounts and other fees of $1.4 associated with the exchange option were recorded as a reduction to the gross proceeds included in additional paid-in capital.

In 2010, AK Steel issued $550.0 of 7.625% Senior Notes due May 2020 (the "2020 Notes"). Prior to May 15, 2015, AK Steel may redeem the 2020 Notes at a price equal to par plus a make-whole premium and all accrued and unpaid interest to the date of redemption. Subsequent to that date, they are redeemable at 103.813% until May 15, 2016, 102.542% thereafter until May 15, 2017, 101.271% thereafter until May 15, 2018 and 100.0% thereafter, together with all accrued and unpaid interest to the date of redemption.

In March 2012, AK Steel issued $300.0 of 8.375% Senior Notes due April 2022 (the "2022 Notes") and generated net proceeds of $293.2 after underwriting discounts and other fees. Prior to April 1, 2017, AK Steel may redeem the 2022 Notes at a price equal to par plus a make-whole premium and all accrued and unpaid interest to the date of redemption. Subsequent to that date, they are redeemable at 104.188% until April 1, 2018, 102.792% thereafter until April 1, 2019, 101.396% thereafter until April 1, 2020 and 100.0% thereafter, together with all accrued and unpaid interest to the date of redemption.

The 2020 Notes, the 2022 Notes, the Exchangeable Notes and the IRBs discussed below (collectively, the "Senior Unsecured Notes") are equal in right of payment. AK Holding fully and unconditionally, jointly and severally, guarantees the payment of interest, principal and premium, if any, on the Senior Unsecured Notes. The indentures governing the 2020 Notes, the 2022 Notes and the IRBs include covenants with customary restrictions on (a) the incurrence of additional debt by certain AK Steel subsidiaries, (b) the incurrence of liens by AK Steel and AK Holding's other subsidiaries, (c) the amount of sale/leaseback transactions, and (d) the ability of AK Steel and AK Holding to merge or consolidate with other entities or to sell, lease or transfer all or substantially all of the assets of AK Steel and AK Holding to another entity. The indentures governing the Senior Unsecured Notes also contain customary events of default. The Senior Unsecured Notes rank junior in priority to the Secured Notes to the extent of the value of the assets securing such indebtedness.

Other Financings

In February 2012, AK Steel refinanced (the "IRB Refinancing") $73.3 aggregate principal amount of variable-rate tax-exempt industrial revenue bonds ("IRBs"). The IRB Refinancing was accomplished through offerings of newly-issued fixed-rate tax-exempt IRBs in the same respective aggregate principal amounts as the prior IRBs that they replaced. The net proceeds of new IRBs were used to redeem and extinguish the prior IRBs. The weighted-average fixed interest rate of the new IRBs is 6.8%. The prior IRBs were backed by letters of credit, which had the effect of lowering availability under the Credit Facility and, accordingly, the Company's liquidity. The new IRBs are not backed by letters of credit, but rather, are unsecured senior debt obligations of AK Steel that are equal in ranking with the other Senior Unsecured Notes.

In 1997, the Spencer County (IN) Redevelopment District (the "District") issued $23.0 in taxable tax increment revenue bonds in conjunction with construction of Rockport Works. Proceeds from the bond issue were used by the Company for the acquisition of land and site improvements at the facility. The source of the District's scheduled principal and interest payments through maturity in 2017 is a designated portion of the Company's real and personal property tax payments. The Company is obligated to pay any deficiency in the event its annual tax payments are insufficient to enable the District to make principal and interest payments when due. In 2012, the Company made deficiency payments totaling $2.6. At December 31, 2012, the remaining payments of principal and interest due through the year 2017 total $31.2. The Company includes potential payments due in the coming year under this agreement in its annual property tax accrual.

NOTE 5 – Pension and Other Postretirement Benefits

Summary

The Company provides noncontributory pension and various healthcare and life insurance benefits to a significant portion of its employees and retirees. Benefits are provided through defined benefit and defined contribution plans administered by the Company, as well as multiemployer plans for certain union members. The pension plan is not fully funded and, based on current assumptions, the Company plans to contribute approximately $180.0 to the master pension trust during 2013. Of this total, $30.0 was made in the first quarter of 2013, leaving approximately $150.0 to be made during the remainder of 2013. The Company made $170.2 in contributions during 2012. The Company expects to make approximately $77.8 in other postretirement benefit payments in 2013, as well as payments to Voluntary Employees Beneficiary Association ("VEBA") trusts of $30.8.

Plan Obligations

The schedules below include amounts calculated based on benefit obligation and asset valuation measurement dates of December 31, 2012 and 2011.

	Pension Benefits		Other Benefits	
	2012	2011	2012	2011
Change in benefit obligations:				
Benefit obligations at beginning of year	$ 3,539.5	$ 3,529.2	$ 713.2	$ 795.4
Service cost	3.2	3.2	4.6	4.2
Interest cost	160.2	180.8	31.5	37.9
Plan participants' contributions	—	—	28.9	29.4
Actuarial loss (gain)	364.2	141.4	35.9	18.1
Amendments	3.5	—	(87.4)	20.7
Contributions to Middletown and Butler retirees VEBAs	—	—	(31.7)	(87.6)
Benefits paid	(311.3)	(314.9)	(101.4)	(111.1)
Medicare subsidy reimbursement received	—	—	8.4	6.2
Foreign currency exchange rate changes	0.1	(0.2)	—	—
Benefit obligations at end of year	$ 3,759.4	$ 3,539.5	$ 602.0	$ 713.2
Change in plan assets:				
Fair value of plan assets at beginning of year	$ 2,377.9	$ 2,472.9	$ —	$ —
Actual gain on plan assets	347.8	47.6	—	—
Employer contributions	176.7	172.3	64.1	75.5
Plan participants' contributions	—	—	28.9	29.4
Benefits paid	(311.3)	(314.9)	(101.4)	(111.1)
Medicare subsidy reimbursement received	—	—	8.4	6.2
Fair value of plan assets at end of year	$ 2,591.1	$ 2,377.9	$ —	$ —
Funded status	$ (1,168.3)	$ (1,161.6)	$ (602.0)	$ (713.2)
Amounts recognized in the consolidated balance sheets:				
Current liabilities	$ (5.7)	$ (23.6)	$ (102.9)	$ (106.4)
Noncurrent liabilities	(1,162.6)	(1,138.0)	(499.1)	(606.8)
Total	$ (1,168.3)	$ (1,161.6)	$ (602.0)	$ (713.2)
Amounts recognized in accumulated other comprehensive income, before tax:				
Actuarial loss (gain)	$ 374.2	$ 351.1	$ 36.8	$ 1.0
Prior service cost (credit)	16.3	16.7	(398.4)	(385.9)
Total	$ 390.5	$ 367.8	$ (361.6)	$ (384.9)

The accumulated benefit obligation for all defined benefit pension plans was $3,740.5 and $3,526.3 at December 31, 2012 and 2011. All of the Company's pension plans have an accumulated benefit obligation in excess of plan assets.

Assumptions used to value benefit obligations and determine net periodic benefit cost are as follows:

	Pension Benefits			Other Benefits		
	2012	2011	2010	2012	2011	2010
Assumptions used to determine benefit obligations at December 31:						
Discount rate	3.85%	4.74%	5.36%	3.77%	4.72%	5.26%
Rate of compensation increase	4.00%	4.00%	4.00%	4.00%	4.00%	4.00%
Subsequent year healthcare cost trend rate				7.50%	7.50%	8.00%
Ultimate healthcare cost trend rate				4.50%	4.50%	4.50%
Year ultimate healthcare cost trend rate begins				2019	2018	2018
Assumptions used to determine net periodic benefit cost for the year ended December 31:						
Discount rate	4.74%	5.36%	5.75%	4.72%	5.18%	5.50%
Expected return on plan assets	8.00%	8.50%	8.50%			
Rate of compensation increase	4.00%	4.00%	4.00%	4.00%	4.00%	4.00%

The discount rate is determined by finding a hypothetical portfolio of individual high-quality corporate bonds available at the measurement date and whose coupon and principal payments were sufficient to satisfy the plans' expected future benefit payments as defined for the projected benefit obligation. The discount rate is the single rate that is equivalent to the average yield on that hypothetical portfolio of bonds.

Assumed healthcare cost trend rates have a significant effect on the amounts reported for healthcare plans. As of December 31, 2012, a one-percentage-point change in the assumed healthcare cost trend rates would have the following effects:

	One Percentage Point	
	Increase	Decrease
Effect on total service cost and interest cost components	$ 0.2	$ (0.2)
Effect on postretirement benefit obligation	4.9	(4.6)

The following presents estimated future benefit payments to beneficiaries:

	Pension Plans	Other Benefits (a)	Medicare Subsidy (a)
2013	$ 309.7	$ 77.8	$ (5.7)
2014	327.2	72.3	(5.8)
2015	289.5	50.5	(4.0)
2016	281.8	46.0	(3.8)
2017	300.5	43.4	(3.7)
2018 through 2022	1,236.4	188.1	(17.7)

(a) The amounts shown do not include the lump sum payments to the VEBA related to the Butler and Zanesville Retiree Settlements (see further information below). These amounts reflect the fact that the Company will have eliminated its OPEB liability related to the group of retirees covered by the Butler Retiree Settlement after 2014 and the Zanesville Retiree Settlement after 2015.

Plan Assets

Pension assets are invested in the master pension trust and are comprised primarily of investments in indexed and actively-managed funds. A fiduciary committee establishes the target asset mix and monitors asset performance. The master pension trust's projected long-term rate of return is determined by the AK Steel master pension trust asset allocation, which is based on the investment policy statement, and long-term capital market return assumptions provided by an investment manager for the master pension trust.

The Company has developed an investment policy which takes into account the liquidity requirements, expected investment return, expected asset risk, as well as standard industry practices. The target asset allocation for the plan assets is 60% equity, 38% fixed income, and 2% cash. Equity exposure includes securities in domestic and international corporations. The fixed income securities consist primarily of investment grade corporate bonds as well as U.S. Treasuries. Additionally, the fixed income portfolio holds a

small tactical allocation to high yield bonds. The plan assets contain no significant concentrations of risk related to individual securities or industry sectors. The plan has no direct investments in AK Holding's common stock.

The following table sets forth by level within the fair value hierarchy a summary of the plan's investments measured at fair value on a recurring basis at December 31, 2012 and 2011. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. See Note 14 for more information on the determination of fair value.

		Quoted Prices in Active Markets for Identical Assets		Significant Other Observable Inputs		Significant Unobservable Inputs			
		Level 1		Level 2		Level 3		Total	
		2012	2011	2012	2011	2012	2011	2012	2011
Equities:									
U.S. Equity Portfolio	(a)	$ 108.1	$ 206.7	$ 808.3	$ 612.4	$ —	$ —	$ 916.4	$ 819.1
EAFE Equity Portfolio	(a)	—	144.6	256.8	135.1	—	—	256.8	279.7
Emerging Market Equity Portfolio	(a)	60.9	53.2	134.7	108.5	—	—	195.6	161.7
GTAA Equity Portfolio	(b)	—	—	187.1	150.1	—	—	187.1	150.1
Fixed Income Securities:									
Investment-grade Corporate	(c)	—	—	333.4	424.1	—	—	333.4	424.1
U.S. Treasuries	(c)	—	—	98.4	50.1	—	—	98.4	50.1
Mortgage-backed Securities	(c)	—	—	15.6	—	—	—	15.6	—
GTAA Debt	(d)	—	—	359.6	310.2	—	—	359.6	310.2
High Yield	(e)	—	—	175.0	138.3	—	—	175.0	138.3
Other Investments:									
Private Equity Funds	(f)	—	—	—	—	3.2	2.5	3.2	2.5
Cash and cash equivalents		50.0	42.1	—	—	—	—	50.0	42.1
Total		$ 219.0	$ 446.6	$ 2,368.9	$ 1,928.8	$ 3.2	$ 2.5	$ 2,591.1	$ 2,377.9

(a) Level 1 assets consist of actively-traded equity securities and mutual funds. Level 2 assets consist of common/collective trusts.

(b) Global Tactical Asset Allocation ("GTAA") Equity Portfolio is a global asset class with investments in cash, marketable securities (i.e., stocks and bonds), exchange-traded funds, futures, currency forwards and options.

(c) Consists of securities held in common/collective trusts.

(d) GTAA Debt Portfolio is a global asset class with investments in cash, marketable securities (i.e., stocks and bonds), exchange-traded funds, synthetic debt and equity, futures, currency forwards, options and certain swaps.

(e) Consists of bonds of U.S. corporate high yield issuers.

(f) Consists of private equity funds with no remaining capital commitments.

The following sets forth activity for Level 3 assets for 2012 and 2011:

Level 3 Assets	Private Equity Funds
December 31, 2010	$ 5.1
Realized gains (losses)	1.9
Unrealized gains (losses)	(1.6)
Distribution to master pension trust	(2.9)
December 31, 2011	$ 2.5
Unrealized gains (losses)	1.3
Distribution to master pension trust	(0.6)
December 31, 2012	$ 3.2

Periodic Benefit Costs

The components of net periodic benefit costs for the years 2012, 2011 and 2010 are as follows:

	Pension Benefits			Other Benefits		
	2012	2011	2010	2012	2011	2010
Components of net periodic benefit cost:						
Service cost	$ 3.2	$ 3.2	$ 3.4	$ 4.6	$ 4.2	$ 4.1
Interest cost	160.2	180.8	191.5	31.5	37.9	43.1
Expected return on plan assets	(188.3)	(207.5)	(195.7)	—	—	—
Amortization of prior service cost (credit)	3.8	4.0	2.9	(77.4)	(76.6)	(78.9)
Reversal of prior amortization related to Zanesville and Butler Retiree Settlements	—	—	—	2.5	14.2	—
Recognized net actuarial loss (gain):						
Annual amortization	24.5	18.8	17.3	0.1	(1.0)	(4.2)
Pension corridor charge	157.3	268.1	—	—	—	—
Settlement gain	—	—	—	—	(14.0)	—
Special termination benefits	—	—	3.1	—	—	1.2
Incremental benefits paid related to preliminary injunction (a)	—	—	—	—	—	1.6
Net periodic benefit cost (credit)	$ 160.7	$ 267.4	$ 22.5	$ (38.7)	$ (35.3)	$ (33.1)

(a) The amount is a result of a preliminary injunction issued on January 29, 2010, in a case filed by three former hourly workers retired from the Company's Butler Works. The preliminary injunction barred the Company from effecting any further benefit reductions or new healthcare charges for Butler Works retirees. A further discussion of the case can be found below.

In July 2009, the Company reached a final settlement (the "Middletown Retiree Settlement") of a class action filed on behalf of certain retirees from the Company's Middletown Works relating to the Company's other postretirement benefit ("OPEB") obligations to such retirees. Under terms of the Middletown Retiree Settlement, the Company has transferred to a VEBA trust all OPEB obligations owed to the covered retirees under the Company's applicable health and welfare plans and will have no further liability for any claims incurred by those retirees after the effective date of the Middletown Retiree Settlement relating to their OPEB obligations. For accounting purposes, a settlement of the Company's OPEB obligations related to the Middletown Retiree Settlement was deemed to have occurred in the first quarter of 2011 when the Company made the final payment to the VEBA trust created under the terms of that settlement. In 2011, the Company recognized the settlement accounting and recorded a non-cash gain of $14.0 in the Consolidated Statements of Operations. The amount recognized was prorated based on the portion of the total liability as of March 2008 that was settled pursuant to the Middletown Retiree Settlement.

In January 2011, the Company reached a final settlement agreement (the "Butler Retiree Settlement") of a class action filed on behalf of certain retirees from the Company's Butler Works relating to the Company's OPEB obligations to such retirees. Pursuant to the Butler Retiree Settlement, AK Steel agreed to continue to provide company-paid health and life insurance to class members through December 31, 2014, and to make combined lump sum payments totaling $91.0 to a VEBA trust and to plaintiffs' counsel. AK Steel has made the required payments to date and the last cash contribution to the VEBA trust in the amount of $27.7 will be made on July 31, 2013. Effective January 1, 2015, AK Steel will transfer to the VEBA trust all OPEB obligations owed to the class

members under the Company's applicable health and welfare plans and will have no further liability for any claims incurred by the class members after December 31, 2014, relating to their OPEB obligations. The effect of the settlement on the Company's total OPEB liability (prior to any funding of the VEBA trust) was an increase in that liability of approximately $29.6 in 2011. With respect to this increase, a one-time, pre-tax charge of $14.2 was recorded in 2011 to reverse previous amortization of the prior plan amendment. The remaining portion was recorded in other comprehensive income and will be amortized into earnings over approximately five years. For accounting purposes, a settlement of the Company's OPEB obligations will be deemed to have occurred when the Company makes the final benefit payments in 2014.

In December 2012, the Company reached a final settlement agreement (the "Zanesville Retiree Settlement") of a class action filed on behalf of certain retirees from the Company's Zanesville Works relating to the Company's OPEB obligations to such retirees. Pursuant to the Zanesville Retiree Settlement, AK Steel agreed to continue to provide company-paid health and life insurance to class members through December 31, 2015, and to make combined lump sum payments totaling $10.6 to a VEBA trust and to plaintiffs' counsel over the next three years. Effective January 1, 2016, AK Steel will transfer to the VEBA trust all OPEB obligations owed to the class members under the Company's applicable health and welfare plans and will have no further liability for any claims incurred by the class members after December 31, 2015, relating to their OPEB obligations. The effect of the settlement on the Company's total OPEB liability (prior to any funding of the VEBA trust) was an increase in that liability of approximately $3.0 in 2012. With respect to this increase, a one-time, pre-tax charge of $3.8 was recorded in 2012 for legal fees and to reverse previous amortization of the prior plan amendment. The remaining portion was recorded in other comprehensive income and will be amortized into earnings over approximately two years.

The estimated net loss and prior service cost for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year are $26.6 and $3.7, respectively. The estimated net loss and prior service credit for the other postretirement benefit plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year are $2.4 and $(80.0), respectively.

As a result of the enactment of the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010 (collectively, the "Health Care Acts"), the Company recorded a non-cash charge of $25.3 in 2010. The charge was due to a reduction in the value of the Company's deferred tax asset as a result of a change to the tax treatment associated with Medicare Part D reimbursements. The Company expects to continue to receive Medicare Part D reimbursements despite passage of the Health Care Acts.

Defined Contribution Plans

All employees are eligible to participate in various defined contribution plans. Certain of these plans have features with matching contributions or other company contributions based on Company results. Total expense related to these plans was $11.6, $12.4 and $12.2 in 2012, 2011 and 2010, respectively.

Multiemployer Plans

The Company contributes to multiemployer pension plans under the terms of collective bargaining agreements that cover certain union-represented employees. The risks of participating in these multiemployer plans are different from single employer plans in the following aspects:

- Assets contributed to a multiemployer plan by one employer may be used to provide benefits to employees of other participating employers.
- If a participating employer stops contributing to a plan, the unfunded obligations of the plan may be borne by the remaining participating employers.
- If the Company chooses to stop participating in some of its multiemployer plans, it may be required to pay those plans an amount based on the underfunded status of the plan, referred to as a withdrawal liability.

The Company's participation in these plans for the years ended December 31, 2012, 2011 and 2010, is outlined in the table below. The Company does not provide more than five percent of the total contributions to any multiemployer plan. Forms 5500 are not yet available for plan years ending in 2012.

Pension Fund	EIN/Pension Plan Number	Pension Protection Act Zone Status (a)		FIP/RP Status Pending/ Implemented (b)	Contributions			Surcharge Imposed (c)	Expiration Date of Collective Bargaining Agreement
		2012	2011		2012	2011	2010		
Steelworkers Pension Trust	23-6648508/499	Green	Green	No	$ 7.0	$ 7.2	$ 5.0	No	9/1/2013 to 1/22/2015 (d)
IAM National Pension Fund's National Pension Plan	51-6031295/002	Green	Green	No	12.6	12.3	11.3	No	9/15/2014 to 10/1/2016 (e)
Other (f)					—	0.5	0.8		
					$19.6	$20.0	$17.1		

(a) The most recent Pension Protection Act zone status available in 2012 and 2011 is for each plan's year-end at December 31, 2011 and 2010, respectively. The zone status is based on information that the Company received from the plan and is certified by the plan's actuary. Generally, plans in the red zone are less than 65% funded, plans in the yellow zone are between 65% and 80% funded, and plans in the green zone are at least 80% funded. The Steelworkers Pension Trust and IAM National Pension Fund's National Pension Plan elected funding relief under section 431(b)(8) of the Internal Revenue Code and section 304(b)(8) of the Employment Retirement Income Security Act of 1974 (ERISA). This election allows those plans' investment losses for the plan year ended December 31, 2008, to be amortized over 29 years for funding purposes.

(b) The "FIP/RP Status Pending/Implemented" column indicates plans for which a financial improvement plan (FIP) or a rehabilitation plan (RP) is either pending or has been implemented, as defined by ERISA.

(c) The surcharge represents an additional required contribution due as a result of the critical funding status of the plan.

(d) The Company or its AK Tube subsidiary is a party to three collective bargaining agreements (at its Ashland Works, Mansfield Works, and at the AK Tube Walbridge plant) that require contributions to the Steelworkers Pension Trust. The labor contract for approximately 820 hourly employees at the Ashland Works expires on September 1, 2013. The labor contract for approximately 280 hourly employees at Mansfield Works expires on March 31, 2014. The labor contract for approximately 100 hourly employees at the AK Tube Walbridge, OH plant expires January 22, 2015.

(e) The Company is a party to three collective bargaining agreements (at its Middletown Works, Zanesville Works and Butler Works) that require contributions to the IAM National Pension Fund's National Pension Plan. The labor contract for approximately 1,660 hourly employees at Middletown Works expires on September 15, 2014. The labor contract for approximately 170 hourly employees at Zanesville Works expires on May 20, 2015. The labor contract for approximately 1,230 hourly employees at Butler Works expires on October 1, 2016.

(f) The Company was a party to a collective bargaining agreement at its former Ashland coke plant that required contributions to the PACE Industry Union-Management Pension Fund. The Company has now withdrawn from this plan and paid the withdrawal liability of $1.8 in 2012.

NOTE 6 – Operating Leases

Rental expense was $28.0, $24.7 and $26.3 for 2012, 2011 and 2010, respectively. At December 31, 2012, obligations to make future minimum lease payments were as follows:

2013	$ 7.0
2014	6.0
2015	5.5
2016	4.2
2017	3.9
2018 and thereafter	9.2
Total minimum lease payments	$ 35.8

The Company leases its corporate headquarters building in West Chester, Ohio. The initial term of the lease for the building expires in 2019 and there are two five-year options to extend the lease.

NOTE 7 – Commitments

The principal raw materials required for the Company's steel manufacturing operations are iron ore, coal, coke, chrome, nickel, silicon, manganese, zinc, limestone, and carbon and stainless steel scrap. The Company also uses large volumes of natural gas, electricity and oxygen in its steel manufacturing operations. In addition, the Company purchases carbon steel slabs from other steel producers to supplement the production from its own steelmaking facilities. The Company makes most of its purchases of iron ore, coal, coke and oxygen at negotiated prices under annual and multi-year agreements. Historically, the iron ore that the Company purchased pursuant to these contracts was subject to a fixed annual benchmark price. Starting in 2011, however, most of the major global suppliers of iron ore switched their customers to quarterly pricing. The Company typically makes purchases of carbon steel slabs, carbon and stainless steel scrap, natural gas, a majority of its electricity, and other raw materials at prevailing market prices, which are subject to price fluctuations in accordance with supply and demand. The Company enters into financial instruments designated as hedges with respect to some purchases of energy and certain raw materials, the prices of which may be subject to volatile fluctuations.

The Company has entered into long-term purchase agreements with affiliates of SunCoke Energy, Inc. ("SunCoke") to purchase approximately 1.1 million tons of metallurgical grade coke annually for use in the Company's blast furnaces at Ashland and Middletown Works. Approximately half of this total will be supplied from Middletown Coke Company, LLC ("SunCoke Middletown"), a consolidated variable interest entity. The Company also will benefit under those agreements from electricity co-generated from the production of the coke.

To the extent that multi-year contracts are available in the marketplace, the Company has used such contracts to secure adequate sources of supply to satisfy key raw materials needs for the next three to five years. Where multi-year contracts are not available, or are not available on terms acceptable to the Company, the Company continues to seek to secure the remainder of its raw materials needs through annual contracts or spot purchases. The Company also continues to attempt to reduce the risk of future supply shortages by considering equity or other strategic investments with respect to certain raw materials and by evaluating alternative sources and substitute materials.

The Company currently believes that it either has secured, or will be able to secure, adequate sources of supply for its raw materials and energy requirements for 2013. There exists, however, the potential for disruptions in production by the Company's raw material suppliers, which could create shortages of raw materials in 2013 or beyond. If such a disruption were to occur, it could have a material impact on the Company's financial condition, operations and cash flows.

At December 31, 2012, commitments for future capital investments totaled approximately $26.9, all of which are expected to be incurred in 2013.

NOTE 8 – Environmental and Legal Contingencies

Environmental Contingencies

Domestic steel producers, including AK Steel, are subject to stringent federal, state and local laws and regulations relating to the protection of human health and the environment. Over the past three years, the Company has expended the following for environmental-related capital investments and environmental compliance:

	2012	2011	2010
Environmental-related capital investments	$ 1.0	$ 1.7	$ 4.5
Environmental compliance costs	101.6	106.4	118.7

AK Steel and its predecessors have been conducting steel manufacturing and related operations since 1900. Although the Company believes its operating practices have been consistent with prevailing industry standards during this time, hazardous materials may have been released in the past at one or more operating sites or third-party sites, including operating sites that the Company no longer owns. To the extent reasonably estimable, the Company has estimated potential remediation expenditures for those sites where future remediation efforts are probable based on identified conditions, regulatory requirements or contractual obligations arising from the sale of a business or facility. In general, the material components of these accruals include the costs associated with investigations, delineations, risk assessments, remedial work, governmental response and oversight costs, site monitoring, and preparation of reports to the appropriate environmental agencies. Liabilities recorded on the Consolidated Balance Sheets for such estimated probable costs relating to environmental matters are presented below:

	2012	2011
Accrued liabilities	$ 19.6	$ 22.2
Other non-current liabilities	27.4	30.3

The ultimate costs to the Company with respect to each site cannot be predicted with certainty because of the evolving nature of the investigation and remediation process. Rather, to develop the estimates of the probable costs, the Company must make certain assumptions. The most significant of these assumptions relate to the nature and scope of the work that will be necessary to investigate and remediate a particular site and the cost of that work. Other significant assumptions include the cleanup technology that will be used, whether and to what extent any other parties will participate in paying the investigation and remediation costs, reimbursement of past response and future oversight costs by governmental agencies, and the reaction of the governing environmental agencies to the proposed work plans. Costs of future expenditures are not discounted to their present value. To the extent that the Company has been able to reasonably estimate its future liabilities, the Company does not believe that there is a reasonable possibility that a loss or losses exceeding the amounts accrued will be incurred in connection with the environmental matters discussed below that would, either individually or in the aggregate, have a material adverse effect on the Company's consolidated financial condition, results of operations or cash flows. However, since amounts recognized in the financial statements in accordance with accounting principles generally accepted in the United States exclude potential losses that are not probable or that may not be currently estimable, the ultimate costs of these environmental proceedings may be higher than those currently recorded in the Company's consolidated financial statements.

Except as expressly noted below, the Company does not currently anticipate any material effect on the Company's consolidated financial position, results of operations or cash flows as a result of its compliance with current environmental regulations. Moreover, because all domestic steel producers operate under the same set of federal environmental regulations, the Company does not believe that it is disadvantaged relative to its domestic competitors by the need to comply with these regulations. Some foreign competitors may benefit from less stringent environmental requirements in the countries in which they produce, resulting in lower compliance costs and providing those foreign competitors with a cost advantage on their products.

Pursuant to the Resource Conservation and Recovery Act ("RCRA"), which governs the treatment, handling and disposal of hazardous waste, the EPA and authorized state environmental agencies may conduct inspections of RCRA-regulated facilities to identify areas where there have been releases of hazardous waste or hazardous constituents into the environment and may order the facilities to take corrective action to remediate such releases. AK Steel's major steelmaking facilities are subject to RCRA inspections by environmental regulators. While the Company cannot predict the future actions of these regulators, it is possible that they may identify conditions in future inspections of these facilities which they believe require corrective action.

Under authority conferred by the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), the EPA and state environmental authorities have conducted site investigations at certain of AK Steel's facilities and other third-party facilities, portions of which previously may have been used for disposal of materials that are currently subject to regulation. The results of these investigations are still pending, and AK Steel could be directed to expend funds for remedial activities at the former disposal areas. Because of the uncertain status of these investigations, however, the Company cannot reliably predict whether or when such expenditures might be required, their magnitude or the timeframe during which these potential costs would be incurred.

As previously reported, on July 27, 2001, AK Steel received a Special Notice Letter from the EPA requesting that AK Steel agree to conduct a Remedial Investigation/Feasibility Study ("RI/FS") and enter into an administrative order on consent pursuant to Section 122 of CERCLA regarding the former Hamilton Plant located in New Miami, Ohio. The Hamilton Plant ceased operations in 1990, and all of its former structures have been demolished and removed. Although AK Steel did not believe that a site-wide RI/FS was necessary or appropriate, in April 2002, it entered into a mutually agreed-upon administrative order on consent to perform such an investigation and study of the Hamilton Plant site. The site-wide investigation portion of the RI/FS has been submitted. The study portion is projected to be completed in 2013 pending approval of the investigation results. AK Steel currently has accrued $0.7 for the remaining cost of the RI/FS. Until the RI/FS is completed, AK Steel cannot reliably estimate the additional costs, if any, associated with any potentially required remediation of the site or the timeframe during which these potential costs would be incurred.

As previously reported, on September 30, 1998, AK Steel's predecessor, Armco Inc., received an order from the EPA under Section 3013 of RCRA requiring it to develop a plan for investigation of eight areas of Mansfield Works that allegedly could be sources of contamination. A site investigation began in November 2000 and is continuing. AK Steel cannot reliably estimate at this time how long it will take to complete this site investigation. AK Steel currently has accrued approximately $1.1 for the projected cost of the study at Mansfield Works. Until the site investigation is completed, AK Steel cannot reliably estimate the additional costs, if any, associated with any potentially required remediation of the site or the timeframe during which these potential costs would be incurred.

As previously reported, on July 23, 2007, and on December 9, 2008, the EPA issued Notices of Violation ("NOVs") with respect to the coke plant at AK Steel's Ashland Works (the "Ashland Coke Plant") alleging violations of pushing and combustion stack limits. Additionally, on November 9, 2011, the EPA issued an NOV associated with self-reported deviations from 2008 through 2010. In 2007, the Company began investigating the pushing and combustion stack claims and working with the EPA to attempt to

resolve them through the negotiation of a Consent Decree that assumed the Ashland Coke Plant would continue to operate. On June 21, 2011, however, the Company permanently ceased production at the Ashland Coke Plant. The Company will continue to negotiate a Consent Decree with the EPA in an attempt to resolve all of these NOVs, but as a consequence of the shutdown, the nature of the negotiations with the EPA has changed. The Company anticipates that the focus now will be on the civil penalty associated with the alleged violations. AK Steel believes it will reach a settlement in this matter, but it cannot be certain that a settlement will be reached and cannot reliably estimate at this time how long it will take to reach a settlement or what all of its terms might be. AK Steel will vigorously contest any claims which cannot be resolved through a settlement.

As previously noted, on September 26, 2012, the EPA issued an order under Section 3013 of RCRA requiring the Company to develop a plan for investigation of four areas at AK Steel's Ashland Works Coke Plant. A site investigation plan was submitted to EPA on October 25, 2012. AK Steel cannot reliably estimate at this time how long it will take to complete this site investigation. AK Steel currently has accrued approximately $0.4 for the projected cost of the study. Until the site investigation is completed, AK Steel cannot reliably estimate the additional costs, if any, associated with any potentially required remediation of the site or the timeframe during which these potential costs would be incurred.

As previously reported, on August 3, 2011, September 29, 2011, and June 28, 2012, the EPA issued NOVs with respect to the coke plant at AK Steel's Middletown Works alleging violations of pushing and combustion stack limits. The Company is investigating these claims and is working with the EPA to attempt to resolve them. AK Steel believes it will reach a settlement in this matter, but it cannot be certain that a settlement will be reached and cannot reliably estimate at this time how long it will take to reach a settlement or what all of its terms might be. AK Steel will vigorously contest any claims which cannot be resolved through a settlement. Until it has reached a settlement with the EPA or the claims that are the subject of the NOVs are otherwise resolved, AK Steel cannot reliably estimate the costs, if any, associated with any potentially required operational changes at the batteries or the timeframe over which any potential costs would be incurred.

As previously reported, AK Steel has been negotiating with the Pennsylvania Department of Environmental Protection ("PADEP") to resolve an alleged unpermitted discharge of wastewater from the closed Hillside Landfill at the former Ambridge Works. AK Steel has reached a settlement in this matter and on July 15, 2009, the parties entered into a Consent Order and Agreement (the "Consent Order") to memorialize that settlement. Under the terms of the Consent Order, AK Steel paid a penalty and also agreed to implement various corrective actions, including an investigation of the area where activities were conducted regarding the landfill, submission of a plan to collect and treat surface waters and seep discharges, and upon approval from PADEP, implementation of that plan. The Company has accrued $2.2 for the current phase of remedial work required under the Consent Order. Additional work will need to be performed after this phase, but the design plan for that work has not yet been developed or approved. Until that design plan is approved, the Company cannot reliably determine the actual cost of the remaining work required under the Consent Decree. The Company currently estimates that the remaining work will be completed in 2014, but that estimated timeframe is subject to the potential for delays, such as due to work plan approval and/or permitting delays.

As previously reported, on June 29, 2000, the United States filed a complaint on behalf of the EPA against AK Steel in the U.S. District Court for the Southern District of Ohio (the "Court"), Case No. C-1-00530, for alleged violations of the Clean Air Act, the Clean Water Act and RCRA at the Middletown Works. Subsequently, the State of Ohio, the Sierra Club and the National Resources Defense Council intervened. On May 15, 2006, a Consent Decree in Partial Resolution of Pending Claims (the "Consent Decree") was entered by the Court. Under the Consent Decree, the Company paid a civil penalty and performed a supplemental environmental project to remove ozone-depleting refrigerants from certain equipment. The Company further agreed to undertake a comprehensive RCRA facility investigation at its Middletown Works and, as appropriate, complete a corrective measures study. In accordance with the Consent Decree, the Company also is in the process of implementing certain RCRA corrective action interim measures to address polychlorinated biphenyls ("PCBs") in sediments and soils relating to Dicks Creek and certain other specified surface waters, adjacent floodplain areas, and other previously identified geographic areas. The Company has completed the remedial activity at Dicks Creek that was planned through 2012, but additional work remains. The design plan for the remaining floodplain work, currently planned for 2013, has been unconditionally approved. The Company currently has accrued $14.7 for the cost of known remedial work required under the Consent Decree, which includes the floodplain work planned for 2013 as well as the RCRA facility investigation.

On October 17, 2012, the EPA issued a NOV and Notice of Intent to File a Civil Administrative Complaint to AK Steel's Mansfield Works alleging violations of RCRA primarily relating to the Company's management of electric arc furnace dust at the facility. The Company is investigating these claims and is working with the EPA to attempt to resolve them. The NOV proposed a civil penalty of approximately $0.3. AK Steel believes it will reach a settlement in this matter, but it cannot be certain that a settlement will be reached and cannot reliably estimate at this time how long it will take to reach a settlement or what all of its terms might be. AK Steel will vigorously contest any claims which cannot be resolved through a settlement.

On January 18, 2013, the Ohio EPA issued Proposed Director's Final Findings and Orders ("Proposed Findings and Orders") to AK Steel with respect to the basic oxygen furnaces at AK Steel's Middletown Works alleging violations of building visible emission limits. The order alleges violations on 13 days spanning from 2010 through 2012. The Company is investigating these

claims and is working with the Ohio EPA to attempt to resolve them. The Proposed Findings and Orders proposed a civil penalty of approximately $0.3. AK Steel believes it will reach a settlement in this matter, but it cannot be certain that a settlement will be reached and cannot reliably estimate at this time how long it will take to reach a settlement or what all of its terms might be. AK Steel will vigorously contest any claims which cannot be resolved through a settlement.

In addition to the foregoing matters, AK Steel is or may be involved in proceedings with various regulatory authorities that may require AK Steel to pay fines, comply with more rigorous standards or other requirements or incur capital and operating expenses for environmental compliance. The Company believes that the ultimate disposition of the proceedings will not have, individually or in the aggregate, a material adverse effect on its consolidated financial condition, results of operations or cash flows.

Legal Contingencies

As previously reported, since 1990, AK Steel (or its predecessor, Armco Inc.) has been named as a defendant in numerous lawsuits alleging personal injury as a result of exposure to asbestos. The great majority of these lawsuits have been filed on behalf of people who claim to have been exposed to asbestos while visiting the premises of a current or former AK Steel facility. The majority of asbestos cases pending in which AK Steel is a defendant do not include a specific dollar claim for damages. In the cases that do include specific dollar claims for damages, the complaint typically includes a monetary claim for compensatory damages and a separate monetary claim in an equal amount for punitive damages, and does not attempt to allocate the total monetary claim among the various defendants.

Information on asbestos cases pending at December 31, 2012, is presented below:

	Asbestos Cases Pending at December 31, 2012
Cases with specific dollar claims for damages:	
Claims up to $0.2	116
Claims above $0.2 to $5.0	6
Claims above $5.0 to $15.0	2
Claims above $15.0 to $20.0	2
Total claims with specific dollar claims for damages (a)	126
Cases without a specific dollar claim for damages	307
Total asbestos cases pending	433

(a) Involve a total of 2,485 plaintiffs and 17,550 defendants

In each case, the amount described is per plaintiff against all of the defendants, collectively. Thus, it usually is not possible at the outset of a case to determine the specific dollar amount of a claim against AK Steel. In fact, it usually is not even possible at the outset to determine which of the plaintiffs actually will pursue a claim against AK Steel. Typically, that can only be determined through written interrogatories or other discovery after a case has been filed. Thus, in a case involving multiple plaintiffs and multiple defendants, AK Steel initially only accounts for the lawsuit as one claim against it. After AK Steel has determined through discovery whether a particular plaintiff will pursue a claim against it, it makes an appropriate adjustment to statistically account for that specific claim. It has been AK Steel's experience to date that only a small percentage of asbestos plaintiffs ultimately identify AK Steel as a target defendant from whom they actually seek damages and most of these claims ultimately are either dismissed or settled for a small fraction of the damages initially claimed. Set forth below is a chart showing the number of new claims filed (accounted for as described above), the number of pending claims disposed of (i.e., settled or otherwise dismissed), and the approximate net amount of dollars paid on behalf of AK Steel in settlement of asbestos-related claims in 2012, 2011 and 2010.

	2012	2011	2010
New Claims Filed	50	31	122
Pending Claims Disposed Of	24	44	179
Total Amount Paid in Settlements	$ 0.8	$ 0.7	$ 0.8

Since the onset of asbestos claims against AK Steel in 1990, five asbestos claims against it have proceeded to trial in four separate cases. All five concluded with a verdict in favor of AK Steel. AK Steel intends to continue to vigorously defend the asbestos claims asserted against it. Based upon its present knowledge, and the factors set forth above, the Company believes it is unlikely that the resolution in the aggregate of the asbestos claims against AK Steel will have a materially adverse effect on the Company's consolidated results of operations, cash flows or financial condition. However, predictions as to the outcome of pending litigation, particularly claims alleging asbestos exposure, are subject to substantial uncertainties. These uncertainties include (1) the significantly variable rate at which new claims may be filed, (2) the effect of bankruptcies of other companies currently or

historically defending asbestos claims, (3) the uncertainties surrounding the litigation process from jurisdiction to jurisdiction and from case to case, (4) the type and severity of the disease alleged to be suffered by each claimant, and (5) the potential for enactment of legislation affecting asbestos litigation.

As previously reported, on October 20, 2009, William Schumacher filed a purported class action against the AK Steel Corporation Retirement Accumulation Pension Plan, or AK RAPP, and the AK Steel Corporation Benefit Plans Administrative Committee in the United States District Court for the Southern District of Ohio, Case No. 1:09cv794. The complaint alleges that the method used under the AK RAPP to determine lump sum distributions does not comply with ERISA and the Internal Revenue Code and resulted in underpayment of benefits to him and the other class members. The plaintiff and the other purportedly similarly situated individuals on whose behalf the plaintiff filed suit were excluded by the Court in 2005 from similar litigation previously reported and now resolved (the class action litigation filed January 2, 2002 by John D. West) based on previous releases of claims they had executed in favor of the Company. There were a total of 92 individuals who were excluded from the prior litigation and the potential additional distributions to them at issue in the litigation total approximately $3.0, plus potential interest. The defendants filed their answer to the complaint on March 22, 2010. On August 11, 2010, the plaintiff filed his motion for class certification. On January 24, 2011, that motion was granted. On March 15, 2011, the plaintiff filed a motion for partial summary judgment. After being fully briefed, that motion was granted on June 27, 2011. On October 12, 2011, the court issued an opinion addressing the issue of pre-judgment interest in which it held that pre-judgment interest should be calculated using the statutory rate under 28 U.S.C. Section 1961(a). On December 12, 2011, the Court entered a final judgment in an amount slightly in excess of $3.0, which includes pre-judgment interest at the statutory rate through that date. The defendants have filed an appeal from that final judgment. The appeal has been briefed and oral argument was held on October 10, 2012. Defendants intend to continue to contest this matter vigorously. The Company believes that the defendants have valid bases in law and fact to overturn the final judgment on appeal. As a result, the Company has not determined that it is probable that the final judgment will be affirmed and, accordingly, it has not recorded an accrual related to this matter.

As previously reported, on May 27, 2009, Margaret A. Lipker filed an action in the United States District Court for the Eastern District of Kentucky, Case No. 09-00050 (the "Lipker Litigation"). The Complaint in the Lipker Litigation alleged that AK Steel incorrectly calculated the amount of Ms. Lipker's surviving spouse benefits due to be paid under the applicable pension plan. The parties filed cross-motions for summary judgment. On February 23, 2010, the District Court granted Ms. Lipker's motion for summary judgment and found that she is entitled to a higher surviving spouse benefit than AK Steel had calculated. AK Steel appealed that decision to the United States Court of Appeals for the Sixth Circuit on March 11, 2010, Case No. 10-5298. On October 31, 2012, the Sixth Circuit issued its decision, reversing the District Court for the Eastern District of Kentucky, holding that AK Steel's calculation of Ms. Lipker's surviving spouse benefit in the amount of one hundred forty dollars per month was correct, and remanding the case to the District Court for entry of a judgment in favor of AK Steel. On November 10, 2012, Ms. Lipker filed a motion in the Sixth Circuit for rehearing, with a suggestion for rehearing *en banc*. AK Steel filed a memorandum in opposition to that motion. On January 4, 2013, the Sixth Circuit issued an Order denying the motion for rehearing.

As previously reported, on October 20, 2005, Judith A. Patrick and another plaintiff filed a purported class action against AK Steel and the AK Steel Corporation Benefit Plans Administrative Committee in the United States District Court for the Southern District of Ohio, Case No. 1:05-cv-681 (the "Patrick Litigation"). Like the Complaint in the Lipker Litigation addressed immediately above, the complaint in the Patrick Litigation alleges that the defendants incorrectly calculated the amount of surviving spouse benefits due to be paid to the plaintiffs under an applicable pension plan. The parties filed cross-motions for summary judgment on the issue of whether the applicable plan language had been properly interpreted. On September 28, 2007, the United States Magistrate Judge assigned to the case issued a Report and Recommendation in which he recommended that the plaintiffs' motion for partial summary judgment be granted and that the defendants' motion be denied. On March 31, 2008, the court issued an order adopting the Magistrate's recommendation and granting partial summary judgment to the plaintiffs on the issue of plan interpretation. The plaintiffs also filed a motion for class certification and that motion was granted on October 27, 2008. The case proceeded thereafter with respect to discovery on the issue of damages. In November 2011 the plaintiffs submitted an expert report in which their expert contends that the total damages, excluding interest, for the class could total as much as $28.9. The defendants believe that the damage calculation in the plaintiffs' expert report is incorrect and intend to contest that calculation. Among other bases for contesting the expert report in the Patrick Litigation, the defendants believe that it is substantially based on incomplete and/or inaccurate information concerning the widow's or widower's benefit to which each surviving spouse would be entitled from the Social Security Administration. That information is essential to the calculation of plaintiffs' alleged damages and can only be obtained from the Social Security Administration, but has not yet been obtained in full by plaintiffs. Until that information has been obtained in full, AK Steel believes it is not possible to reliably or accurately determine the plaintiffs' alleged damages. Trial with respect to damages previously was scheduled to begin January 14, 2013, but that date recently was vacated at the request of defendants in light of the decision issued in AK Steel's favor in the Lipker Litigation. Defendants have filed a Motion for Reconsideration with the District Court in the Patrick Litigation on the ground that the plan interpretation issues in the Lipker Litigation and the Patrick Litigation are materially the same and that the Sixth Circuit decision issued in AK Steel's favor in the Lipker Litigation likewise requires a decision in favor of the defendants in the Patrick Litigation. Plaintiffs oppose AK Steel's Motion for Reconsideration. That motion has been fully briefed by the parties and oral argument occurred on February 20, 2013. The parties are awaiting a decision by the District Court. If judgment is entered in favor of defendants pursuant to the Motion for Reconsideration, that would conclude the Patrick Litigation without any liability on the part of defendants, subject to plaintiffs' right of appeal. If judgment is not entered in favor of defendants, it is expected that the District Court will reschedule the damage

trial previously scheduled for January 14, 2013, in which case defendants would continue to contest this matter vigorously. Because the Company has been unable to determine that the potential loss in this case is either probable or estimable, the Company has not recorded an accrual or contingencies related to this matter. In the event that the Company's assumptions used to evaluate whether a loss in this matter is either probable or estimable prove to be incorrect or change in future periods, the Company may be required to increase its pension obligation to reflect the effects of an adverse outcome.

As previously reported, in September and October 2008, several companies filed purported class actions in the United States District Court for the Northern District of Illinois, against nine steel manufacturers, including AK Holding. The case numbers for these actions are 08CV5214, 08CV5371, 08CV5468, 08CV5633, 08CV5700, 08CV5942 and 08CV6197. An additional action, case number 10CV04236, was filed in the same federal district court on July 8, 2010. On December 28, 2010 another action, case number 32,321, was filed in state court in the Circuit Court for Cocke County, Tennessee. The defendants removed the Tennessee case to federal court and filed a motion to transfer the case to the Northern District of Illinois. The plaintiffs filed a motion to remand the case back to state court. On March 26, 2012, the United States District Court for the Eastern District of Tennessee denied the plaintiffs' motion to remand and on March 28, 2012, granted the defendants' motion to transfer venue of the Tennessee case to the Northern District of Illinois. The plaintiffs in that case filed a petition to file an interlocutory appeal of the district court's decision with the Sixth Circuit Court of Appeals. The defendants have opposed that petition and the parties are awaiting the court's decision on whether to grant that petition. The plaintiffs in the various pending actions are companies which claim to have purchased steel products, directly or indirectly, from one or more of the defendants and they purport to file the actions on behalf of all persons and entities who purchased steel products for delivery or pickup in the United States from any of the named defendants at any time from at least as early as January 2005. The complaints allege that the defendant steel producers have conspired in violation of antitrust laws to restrict output and to fix, raise, stabilize and maintain artificially high prices with respect to steel products in the United States. On January 2, 2009, the defendants filed motions to dismiss all of the claims set forth in the Complaints. On June 12, 2009, the court issued an Order denying the defendants' motions to dismiss. Discovery has commenced. On May 24, 2012, the direct purchaser plaintiffs filed a motion for class certification. Defendants' brief in opposition to the motion for class certification is due February 28, 2013. No trial date has been set. AK Holding intends to contest this matter vigorously. To date, discovery in this action has proceeded only with respect to issues relating to class certification. Accordingly, the Company does not have adequate information available to determine that a loss is probable or to reliably or accurately estimate its potential loss in the event that the plaintiffs were to prevail. Because the Company has been unable to determine that the potential loss in this case is probable or estimable, it has not recorded an accrual related to this matter. In the event that the Company's assumptions used to evaluate whether a loss in this matter is either probable or estimable prove to be incorrect or change in future periods, the Company may be required to record a liability for an adverse outcome.

As previously reported, on June 1, 2009, the Chinese Ministry of Commerce ("MOFCOM") initiated antidumping and countervailing duty investigations of imports of grain-oriented electrical steel ("GOES") from Russia and the United States. China initiated the investigations based on a petition filed by two Chinese steelmakers. These two steelmakers allege that AK Steel and Allegheny Technologies Inc. of the United States and Novolipetsk Steel of Russia exported GOES to China at less than fair value, and that the production of GOES in the United States has been subsidized by the government. On December 9, 2009, MOFCOM issued its preliminary determination that GOES producers in the United States and Russia had been dumping in the China market and that GOES producers in the United States had received subsidies from the United States government. The Chinese authorities imposed provisional additional duties on future imports of GOES from Russia and/or the United States to China. The duties do not apply to past imports. On or about April 10, 2010, MOFCOM issued a final determination of dumping and subsidizing against GOES producers in the United States and Russia. On September 16, 2010, the United States Trade Representative (the "USTR") filed a complaint with the World Trade Organization (the "WTO") against China for violating the WTO's rules in imposing antidumping and countervailing duties against imports of GOES from the United States. On February 11, 2011, the USTR announced that the United States requested that the WTO establish a dispute settlement panel in this case. On May 10, 2011, the WTO composed the panel (the "Panel") to decide this case. After conducting several rounds of hearings, on June 15, 2012, the Panel issued its final decision in the case. In its decision, the Panel concluded that China had no legal basis to impose antidumping and countervailing duties on imports of grain-oriented electrical steel from the United States. On July 20, 2012, China filed an appeal of the Panel's decision to the WTO Appellate Body. On October 18, 2012, the Appellate Body affirmed the decisions of the Panel. There are no further appeals available to China and it will be expected to comply with the WTO decision within a reasonable period of time. The tariffs may remain in effect during this time period. If China does not take appropriate steps to come into compliance with the WTO decision within the reasonable period of time, the United States may ask the WTO for permission to impose trade sanctions against China. AK Steel intends to fully support the USTR in this matter.

As previously reported, on August 26, 2009, Consolidation Coal Company ("Consolidation") filed an action against AK Steel and Neville Coke LLC ("Neville") in the Court of Common Pleas of Allegheny County, Pennsylvania, Case No. GD-09-14830. The complaint alleges that Consolidation and Neville entered into a contract whereby Consolidation would supply metallurgical coal for use by Neville in its coke making operations. Consolidation asserts that Neville breached the alleged contract when it refused to purchase coal from Consolidation. The complaint also alleges that AK Steel tortiously interfered with the purported contractual and business relationship between Consolidation and Neville. Consolidation seeks monetary damages from AK Steel in an amount in excess of $30.0 and monetary damages from Neville in an amount in excess of $20.0. AK Steel tentatively has agreed to indemnify and defend Neville in this action pursuant to the terms of a contractual agreement between AK Steel and Neville. AK Steel is still investigating the facts underlying this matter, however, and has reserved its right to change its position should facts establish that it

does not have an obligation to indemnify or defend Neville. On October 20, 2009, AK Steel filed preliminary objections to plaintiff's complaint on behalf of itself and Neville, seeking to dismiss the action. In response to the preliminary objections, plaintiff filed an amended complaint on November 12, 2009, adding an additional count under the theory of promissory estoppel. On December 2, 2009, AK Steel and Neville filed preliminary objections to plaintiff's amended complaint, again seeking to dismiss the action. The court overruled the preliminary objections, and on March 18, 2010, AK Steel and Neville filed their answers to the complaint. Discovery has commenced but based on the discovery to date, AK Steel has not determined that a loss is probable and it does not yet have adequate information to reliably or accurately estimate its potential loss in the event that the plaintiffs were to prevail. Because the Company has been unable to determine that the potential loss in this case is either probable or estimable, it has not recorded an accrual related to this matter. In the event that the Company's assumptions used to evaluate whether a loss in this matter is either probable or estimable prove to be incorrect or change in future periods, the Company may be required to record a liability for an adverse outcome. The case has been set for trial on May 9, 2013. AK Steel intends to continue to contest this matter vigorously.

As previously reported, on December 31, 2009, Heritage Coal Company LLC, Patriot Coal Corporation, and Pine Ridge Coal Company (collectively, "Heritage Coal") filed a third-party complaint against AK Steel in the Circuit Court of Boone County, West Virginia, naming AK Steel as a third-party defendant in 108 separate personal injury actions. Those actions were consolidated for discovery and pretrial proceedings under Civil Action No. 09-C-212. The various plaintiffs in the underlying actions sought damages allegedly caused by groundwater contamination arising out of certain coal mining operations in West Virginia. In its third-party complaint, Heritage Coal seeks a determination of its potential rights of contribution against AK Steel pursuant to a January 20, 1984 Asset Purchase Agreement between Heritage Coal's predecessor-in-interest, Peabody Coal Company, as buyer, and AK Steel's predecessor-in-interest, Armco Inc., as seller, for the sale of certain coal real estate and leasehold interests located in West Virginia, which Heritage alleges included property now the subject of the underlying civil actions. On March 28, 2010, AK Steel entered into a tentative settlement agreement with the plaintiffs and Heritage Coal. The payments made by AK Steel pursuant to this settlement will not be material to the Company's future financial results. The parties are in the process of documenting and obtaining formal court approval of the settlement, which is expected to be completed in the near future. The settlement will resolve all of the claims raised by Heritage Coal in the third-party complaint and will also release AK Steel from any claims by the plaintiffs in the underlying actions.

As previously reported, on April 7, 2011, Ruth Abrams filed a shareholder derivative action against AK Holding, each of the current members of its Board of Directors, and the five officers identified in the AK Holding 2010 Proxy Statement (the "2010 Proxy") as Named Executive Officers. The action was filed in the United States District Court for the District of Delaware, Case No. 1:11-cv-00297-LPS. The complaint alleges that the director defendants and executive defendants breached fiduciary duties of loyalty and care, that the director defendants committed waste, and that the executive defendants were unjustly enriched. More specifically, it alleges that the 2010 Proxy contained false or misleading statements concerning compliance by AK Holding with Section 162(m) of the Internal Revenue Code and the tax deductibility of certain executive compensation paid to the Named Executive Officers. The Complaint seeks an injunction requiring correction of the allegedly false statements and preventing future awards under certain benefit plans to the five Named Executive Officers. It also seeks an equitable accounting, disgorgement in favor of AK Holding for certain alleged losses, and an award of attorneys' fees and expenses. The defendants filed motions to dismiss the Complaint on July 1, 2011. However, prior to completion of the briefing on defendants' motions, Abrams filed an Amended Complaint on September 2, 2011 adding a derivative claim under Section 14(a) of the Securities Exchange Act and adding and deleting certain allegations as to why plaintiff contends certain executive compensation plans did not comply with Section 162(m) of the Internal Revenue Code and the relevant Treasury Regulations. On November 11, 2011, the defendants filed motions to dismiss the Amended Complaint. On August 21, 2012, the court granted the defendants' motions and dismissed the Amended Complaint without prejudice. On September 4, 2012, Abrams filed a Second Amended Complaint, adding a new direct claim for coercion and adding and deleting certain factual allegations. On October 2, 2012, the defendants filed motions to dismiss the second amended complaint. Briefing on those motions is completed and the parties are awaiting the court's decision. The defendants intend to continue to contest this matter vigorously. Discovery has not commenced and no trial date has been set.

Zanesville Works Retiree Healthcare Benefits Litigation

As previously reported, on December 15, 2011, four former members of the Zanesville Armco Independent Organization, now the United Autoworkers Union, filed a purported class action against AK Steel in the United States District Court for the Southern District of Ohio, Case No. 1-11CV00877 (the "Zanesville Retiree Action"), alleging that AK Steel did not have a right to make changes to their healthcare benefits. The named plaintiffs in the Zanesville Retiree Action sought, among other things, injunctive relief for themselves and the other members of a proposed class, including an order retroactively rescinding certain changes to retiree healthcare benefits negotiated by AK Steel with its union. The proposed class the plaintiffs seek to represent consists of all individuals who worked at AK Steel's Zanesville Works under collective bargaining agreements negotiated between the union and AK Steel, or a predecessor of AK Steel, and who retired from such employment between 1960 and May 20, 2006 and whose negotiated health and related benefits have been or may be improperly modified, amended or terminated by AK Steel. The proposed class also includes the spouses, surviving spouses and/or eligible dependents of those retirees.

In the third quarter of 2012, the Company reached a tentative settlement agreement ("Class Settlement") with the retirees who initiated the litigation. The participants in the Class Settlement consist generally of all retirees, as well as their spouses, surviving spouses and/or eligible dependents, of those retirees in the proposed class as set forth above (collectively referred to hereinafter as "Class Members"). Pursuant to the Class Settlement, AK Steel will provide company-paid health and life insurance to Class Members through December 31, 2015, at the premium rates that were in effect in 2010. The Company also will make combined lump sum payments totaling $10.6 to a Voluntary Employees Beneficiary Association trust (the "VEBA Trust") and to plaintiffs' counsel. More specifically, AK Steel will make three cash contributions to the VEBA Trust as follows: $3.1 on July 1, 2013; $3.1 on July 1, 2014; and $3.1 on July 1, 2015. The balance of the $10.6 will be paid to plaintiff's attorneys to cover plaintiffs' obligations with respect to attorneys' fees. Effective January 1, 2016, AK Steel will transfer to the VEBA Trust all OPEB obligations owed to the Class Members under the Company's applicable health and welfare plans and will have no further liability for any claims incurred by Class Members after December 31, 2015, relating to their OPEB obligations. The VEBA Trust will be utilized to fund all such future OPEB obligations to the Class Members. Trustees of the VEBA will determine the scope of the benefits to be provided to the Class Members.

The Class Settlement was subject to final approval by the Court. A fairness hearing with respect to the settlement was held on December 21, 2012. Following the hearing and on December 21, 2012, the Court entered a judgment approving the settlement. No appeal from the judgment has been filed and the time for filing such an appeal has expired. The judgment approving the settlement thus now is final.

Now that the settlement is final, the Company's only remaining liability with respect to the OPEB obligations to the Class Members is to provide existing company-paid health and life insurance to Class Members through December 31, 2015, and to contribute the payments due to the VEBA Trust under the settlements. The Company will have no other liability or responsibility with respect to OPEB obligations to the Class Members. As a result of the settlement, the Company's total OPEB liability (prior to any funding of the VEBA Trust) increased by approximately $3.0 and the Company recorded a one-time charge of approximately $3.8 for legal fees and the reversal of previous amortization of the prior plan amendment in the fourth quarter of 2012. The remaining portion of the plan amendment will be amortized over approximately two years.

Other Contingencies

In addition to the matters discussed above, there are various pending and potential claims against AK Steel and its subsidiaries involving product liability, commercial, employee benefits and other matters arising in the ordinary course of business. Because of the considerable uncertainties which exist with respect to any claim, it is difficult to reliably or accurately estimate what would be the amount of a loss in the event that a claimant(s) were to prevail. In the event that material assumptions or factual understandings relied upon by the Company to evaluate its exposure with respect to these contingencies prove to be inaccurate or otherwise change in the future, the Company may be required to record a liability for an adverse outcome. To the extent, however, that the Company has been able to reasonably evaluate its potential future liabilities with respect to all of these contingencies, including those described more specifically above, it is the Company's opinion, unless otherwise noted, that the ultimate liability resulting from these contingencies, individually and in the aggregate, should not have a material effect on the Company's consolidated financial position, results of operations or cash flows.

NOTE 9 – Stockholders' Equity

Preferred Stock: There are 25,000,000 shares of preferred stock authorized; no shares are issued or outstanding.

Common Stock: The holders of common stock are entitled to receive dividends when and as declared by the Board of Directors out of funds legally available for distribution. The holders have one vote per share in respect of all matters and are not entitled to preemptive rights. In November 2012, AK Holding issued 25.3 million shares of common stock at $4.00 per share. Net proceeds received were $96.4 after underwriting discounts and other fees.

Dividends: In July 2012, the Company elected to suspend its dividend program. The savings from suspending the program will enhance the Company's financial flexibility and further support capital needs for the business. The instruments governing the Company's outstanding senior debt do not include covenants restricting dividend payments. The Company's Credit Facility contains certain restrictive covenants with respect to the Company's payment of dividends. Under these covenants, dividends are permitted provided (i) availability exceeds $247.5 or (ii) availability exceeds $192.5 and the Company meets a fixed charge coverage ratio of one to one as of the most recently ended fiscal quarter. If the Company cannot meet either of these thresholds, dividends would be limited to $12.0 annually. Currently, the availability under the Credit Facility significantly exceeds $247.5. Accordingly, although the Company has elected to suspend its dividend program, there currently are no covenant restrictions that would restrict the Company's ability to declare and pay a dividend to its stockholders. Cash dividends paid in 2012 and 2011 by the Company to its shareholders were determined to be a return of capital under the United States Internal Revenue Code.

Share Repurchase Program: In October 2008, the Board of Directors authorized the Company to repurchase, from time to time, up to $150.0 of its outstanding common stock. In 2012, 2011 and 2010, the Company did not make any common stock repurchases under this program. As of December 31, 2012, there was $125.6 remaining for repurchase under the Board of Directors' authorization.

NOTE 10 – Share-based Compensation

AK Holding's Stock Incentive Plan (the "SIP") permits the granting of nonqualified stock option, restricted stock, performance share and/or restricted stock unit ("RSUs") awards to Directors, officers and other employees of the Company. Stockholders have approved an aggregate maximum of 19 million shares issuable under the SIP through December 31, 2019, of which 4.1 million are available for future grant as of December 31, 2012.

The following table summarizes information about share-based compensation expense for the years ended December 31, 2012, 2011 and 2010:

Share-based Compensation Expense	2012	2011	2010
Stock options	$ 2.4	$ 2.3	$ 2.7
Restricted stock	5.3	5.9	6.7
Restricted stock units issued to Directors	0.9	0.9	0.8
Performance shares	6.0	5.8	5.6
Pre-tax share-based compensation expense	$ 14.6	$ 14.9	$ 15.8

Stock Options

Stock options have a maximum term of ten years and may not be exercised earlier than six months following the date of grant or such other term as may be specified in the award agreement. Stock options granted to officers and key managers vest and become exercisable in three equal installments on the first, second and third anniversaries of the grant date. The exercise price of each option may not be less than the market price of the Company's common stock on the date of the grant. The Company has not had, and does not have, a policy or practice of repricing stock options to lower the price at which such options are exercisable.

The Company uses the Black-Scholes option valuation model to value the nonqualified stock options. Historical data regarding stock option exercise behaviors was used to estimate the expected life of options granted based on the period of time that options granted are expected to be outstanding. The risk-free interest rate is based on the Daily Treasury Yield Curve published by the U.S. Treasury on the date of grant. The expected volatility is determined by using a blend of historical and implied volatility. The expected dividend yield is based on the Company's historical dividend payments. The Company uses a straight-line method for amortizing the value of the share-based payments. The Company estimates that 5% of the options issued will be forfeited.

The Company's estimate of fair value of options granted is calculated as of the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

	2012	2011	2010
Expected volatility	63.2% – 73.2%	59.7% – 78.0%	61.8% – 77.7%
Weighted-average volatility	69.4%	62.1%	66.0%
Expected term (in years)	2.8 – 6.3	2.7 – 6.3	2.8 – 6.3
Risk-free interest rate	0.3% – 1.2%	0.4% – 2.6%	0.7% – 2.9%
Dividend yield	2.2%	1.4%	0.9%
Weighted-average grant-date fair value per share of options granted	$ 4.31	$ 6.83	$ 11.05

A summary of option activity for the year ended December 31, 2012, is presented below:

Stock Options	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value
Outstanding at December 31, 2011	1,372,044	$ 16.48		
Granted	497,000	9.03		
Exercised	—	—		
Canceled	(49,662)	15.78		
Outstanding at December 31, 2012	1,819,382	14.46	6.4	$ —
Exercisable at December 31, 2012	1,058,629	16.48	5.0	—
Unvested at December 31, 2012	760,753	11.87	8.5	—
Unvested at December 31, 2012 expected to vest	722,715	11.87	8.5	—

As of December 31, 2012, there were $0.7 of total unrecognized compensation costs related to non-vested stock options, which costs are expected to be recognized over a weighted-average period of 1.4 years.

The following table shows the intrinsic value of stock options exercised during the periods. Intrinsic value is based upon the actual market price on the date of exercise, as determined by the quoted average of the reported high and low sales prices on such date.

	2012	2011	2010
Total intrinsic value of options exercised	$ —	$ 0.2	$ 2.2

Restricted Stock and Restricted Stock Units

Restricted stock awards granted to officers and key managers ordinarily are awarded on terms pursuant to which the shares covered by the award vest ratably on the first, second and third anniversaries of the grant. However, in connection with the promotion of three existing Named Executive Officers on May 26, 2010, the Company granted restricted stock to each of them that will not vest at all until the third anniversary of the grant date, at which time it will vest in full if the grantee is still in the employ of the Company. This "cliff vesting" was used to provide an additional incentive for each of these Named Executive Officers to continue his employment with the Company during the three-year vesting period.

Equity-based compensation granted to Directors is comprised entirely of RSUs. Grants of RSUs vest immediately upon grant, but are not settled (i.e., paid out) until one year after the date of the grant, unless deferred settlement is elected. Directors have the option to defer settlement of their RSUs until six months following termination of their service on the Board and also may elect to take distribution of the shares upon settlement in a single distribution or in annual installments not to exceed fifteen years.

A summary of the activity for non-vested restricted stock awards for the year ended December 31, 2012, is presented below:

Restricted Stock Awards	Restricted Shares	Weighted-Average Grant Date Fair Value
Outstanding at December 31, 2011	455,767	$ 15.26
Granted	528,060	8.78
Vested/restrictions lapsed	(577,245)	12.09
Canceled	(8,469)	12.53
Outstanding at December 31, 2012	398,113	11.33

The following table summarizes information related to restricted stock awards vested for the relevant periods:

	2012	2011	2010
Fair value of restricted shares vested/restrictions lapsed	$ 7.0	$ 4.8	$ 8.5

As of December 31, 2012, there were $2.1 of total unrecognized compensation costs related to non-vested restricted stock awards granted under the SIP, which costs are expected to be recognized over a weighted-average period of 1.6 years.

Performance Shares

Performance shares are granted to officers and key managers. The awards are earned based upon meeting performance measures over a three-year period. Though a target number of performance shares are awarded on the grant date, the total number of performance shares issued to the participant upon vesting is based on two equally-rated metrics: (i) the Company's share performance compared to a prescribed compounded annual growth rate and (ii) the Company's total share return compared to Standard & Poor's MidCap 400 index.

The Company's estimate of fair value of performance shares granted is calculated as of the date of grant using a Monte Carlo simulation model with the following weighted-average assumptions:

	2012	2011	2010
Company expected volatility	69.4%	89.0%	87.9%
S&P's MidCap 400 index expected volatility	42.2%	52.4%	49.8%
Risk-free interest rate	0.4%	1.0%	1.4%
Dividend yield	2.2%	1.4%	0.9%
Weighted-average grant-date fair value per performance share granted	$ 9.89	$ 15.78	$ 25.61

A summary of the activity for non-vested performance share awards for the year ended December 31, 2012, is presented below:

Performance Share Awards	Performance Shares	Weighted-Average Grant Date Fair Value
Outstanding at December 31, 2011	659,093	$ 19.91
Granted	579,000	9.89
Earned	—	—
Expired or forfeited	(295,780)	24.73
Outstanding at December 31, 2012	942,313	12.24

As of December 31, 2012, there were $5.4 of total unrecognized compensation costs related to non-vested performance share awards granted under the SIP, which costs are expected to be recognized over a weighted-average period of 1.6 years.

NOTE 11 – Comprehensive Income (Loss)

Accumulated other comprehensive income, net of tax, is as follows:

	2012	2011
Foreign currency translation	$ 3.5	$ 2.8
Cash flow hedges	31.7	(10.9)
Unrealized holding gain (loss) on securities	0.3	(0.6)
Pension and OPEB plans	(34.4)	11.4
Accumulated other comprehensive income	$ 1.1	$ 2.7

The tax effects allocated to each component of other comprehensive income (loss) are as follows:

	2012	2011	2010
Cash flow hedges:			
Gains (losses) arising in period	$ —	$ (8.0)	$ (7.0)
Reclassification of loss (gain) to net income (loss)	—	1.5	12.0
Unrealized holding gain (loss) on securities:			
Unrealized holding gain (loss) arising in period	—	(0.2)	0.6
Reclassification of loss (gain) to net income (loss)	—	—	0.1
Pension and OPEB plans:			
Prior service cost arising in period	—	(7.5)	(0.5)
Reclassification of prior service cost (credits) included in net income (loss)	—	(22.3)	(29.5)
Gains (losses) arising in period	—	(122.2)	(25.8)
Reclassification of losses (gains) included in net income (loss)	—	103.9	5.9
Income tax (benefit) allocated to other comprehensive income	$ —	$ (54.8)	$ (44.2)

Because of the valuation allowance recorded in 2012, no income tax was allocated to other comprehensive income (loss).

NOTE 12 – Earnings per Share

Reconciliation of the numerators and denominators for basic and diluted EPS computations is as follows:

	2012	2011	2010
Net income (loss) attributable to AK Steel Holding Corporation	$ (1,027.3)	$ (155.6)	$ (128.9)
Less: distributed earnings to common stockholders and holders of certain stock compensation awards	11.0	22.0	22.0
Undistributed earnings (loss)	$ (1,038.3)	$ (177.6)	$ (150.9)
Common stockholders earnings—basic and diluted:			
Distributed earnings to common stockholders	$ 11.0	$ 22.0	$ 21.9
Undistributed earnings (loss) to common stockholders	(1,034.6)	(176.9)	(150.3)
Common stockholders earnings (loss)—basic and diluted	$ (1,023.6)	$ (154.9)	$ (128.4)
Common shares outstanding (weighted-average shares in millions):			
Common shares outstanding for basic earnings per share	113.0	109.8	109.6
Effect of dilutive stock-based compensation	—	—	—
Common shares outstanding for diluted earnings per share	113.0	109.8	109.6
Basic and diluted earnings per share:			
Distributed earnings	$ 0.10	$ 0.20	$ 0.20
Undistributed earnings (loss)	(9.16)	(1.61)	(1.37)
Basic and diluted earnings (loss) per share	$ (9.06)	$ (1.41)	$ (1.17)
Potentially issuable common shares (in millions) excluded from earnings per share calculation due to anti-dilutive effect	2.4	1.2	1.1

NOTE 13 – Variable Interest Entities

SunCoke Middletown

The Company is a party to supply contracts with SunCoke Middletown, an affiliate of SunCoke , to provide the Company with about 550,000 tons of metallurgical-grade lump coke and approximately 45 megawatts of electrical power annually. Under those agreements, the Company will purchase all of the coke and electrical power generated from a new plant, which began operations in the fourth quarter of 2011, through at least 2031. SunCoke Middletown is deemed to be a variable interest entity because it has committed to purchase all of the expected production from the facility and the Company has been determined to be the primary beneficiary. Thus, the financial results of SunCoke Middletown are required to be consolidated with the results of the Company, even though the Company has no ownership interest in SunCoke Middletown. Included in the Consolidated Statements of Operations were income (loss) before taxes related to SunCoke Middletown of $46.0, $(7.8) and $(2.7) for the years ended December 31, 2012, 2011 and 2010, respectively. As of December 31, 2012, the advances in SunCoke Middletown were classified as noncontrolling interests as a result of activities performed by SunCoke associated with the financing of its investment in SunCoke Middletown and its conclusion that the advances should now be treated as an equity investment. These advances totaled $436.8 at December 31, 2011 and were included in other non-current liabilities based on SunCoke's treatment of the advances as intercompany payables.

Magnetation LLC

In October 2011, AK Steel entered into its Magnetation LLC joint venture ("Magnetation") with Magnetation, Inc. ("the JV Partner") whereby AK Steel acquired a 49.9% interest in Magnetation. Magnetation utilizes advanced magnetic separation technology to recover iron ore from existing stockpiles of previously-mined material. The Company has determined that Magnetation is a variable interest entity and that the JV Partner is the primary beneficiary. For purposes of determining the primary beneficiary of the variable interest entity, the Company concluded that the JV Partner has the power to direct the activities that most significantly affect Magnetation's economic performance. These activities are primarily related to the operating contracts between Magnetation and the JV Partner, including acquisition of iron ore resources, management administrative services (including management supervision, accounting, human resources, tax and information technology services), sales and marketing activities, licensing of significant technology to Magnetation and construction services. Further, the JV Partner would receive a majority of the expected returns and absorb a majority of the expected losses of Magnetation. Thus, because AK Steel is not the primary beneficiary of Magnetation, the Company accounts for its investment under the equity method of accounting. Included in other income (expense) was the Company's share of income related to Magnetation of $7.7 for the year ended December 31, 2012. As of December 31, 2012, the Company's carrying cost of the investment exceeded its share of the underlying equity in net assets of Magnetation, recorded using historical carrying amounts, by $83.9. This difference is being amortized through equity in earnings and is included in the above share of income.

AK Steel's investment of capital in Magnetation is structured to occur in two phases. For Phase I, AK Steel agreed to contribute a total of $147.5 for its interest in the joint venture. AK Steel contributed $100.0 in October 2011, and made the final Phase I contribution of $47.5 in 2012 upon Magnetation achieving certain benchmarks with respect to production output and per ton cost of concentrate.

Phase II will involve the construction and operation of additional concentrate capacity and an iron ore pelletizing plant. For Phase II, AK Steel will contribute a total of $150.0 following Magnetation's satisfaction of certain conditions, primarily obtaining necessary permits, and the contributions are anticipated to occur over time between 2013 and 2015. AK Steel has no legal or contractual obligation to provide further financing to Magnetation beyond the amounts mentioned above and therefore the total contributions of $297.5 represents AK Steel's maximum exposure to loss associated with Magnetation. Through an offtake agreement, AK Steel will have the right to purchase all of the pellets produced by the pelletizing plant.

Vicksmetal/Armco Associates

The Company indirectly owns a 50% interest in Vicksmetal/Armco Associates ("VAA"), a joint venture with Vicksmetal Company, which is owned by Sumitomo Corporation. VAA slits electrical steel primarily for AK Steel, though also for third parties. AK Steel has determined that VAA meets the definition of a variable interest entity and the financial results of VAA are consolidated with the results of the Company, as the primary beneficiary.

NOTE 14 – Fair Value Measurements

The Company measures certain assets and liabilities at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various valuation approaches. The hierarchy of those valuation approaches is broken down into three levels based on the reliability of inputs as follows:

- Level 1 inputs are quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.
- Level 2 inputs are inputs, other than quoted prices, that are directly or indirectly observable for the asset or liability. Level 2 inputs include model-generated values that rely on inputs either directly observed or readily-derived from available market data sources, such as Bloomberg or other news and data vendors. They include quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (e.g., interest rates and yield curves observable at commonly quoted intervals or current market) and contractual prices for the underlying financial instrument, as well as other relevant economic factors. Fair values of the Company's natural gas, electric, and nickel derivative contracts and foreign currency forward contracts are generated using forward prices that are derived from observable futures prices relating to the respective commodity or currency from sources such as the New York Mercantile Exchange (NYMEX) or the London Metal Exchange (LME). In cases where the derivative is an option contract (including caps, floors and collars), the Company's valuations reflect adjustments made to valuations generated by the derivatives' counterparty. After validating that the counterparty's assumptions relating to implied volatilities are in line with an independent source for these implied volatilities, the Company discounts these model-generated future values with discount factors designed to reflect the credit quality of the party obligated to pay under the derivative contract. While differing discount rates are applied to different contracts as a function of differing maturities and different counterparties, as of December 31, 2012, a spread over benchmark interest rates of 0.3% or less was used for contracts valued as liabilities, while the spread over benchmark rates of 0.1% or less was used for derivatives valued as assets. The Company has estimated the fair value of long-term debt based upon quoted market prices for the same or similar issues or on the current interest rates available to the Company for debt of similar terms and maturities.
- Level 3 inputs are unobservable inputs for the asset or liability. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. This level of categorization is not applicable to the Company's valuations on a normal recurring basis other than for a portion of its pension assets.

The following fair value table presents information about the Company's assets and liabilities measured at fair value on a recurring basis as of the dates indicated:

	2012			2011		
	Level 1	Level 2	Total	Level 1	Level 2	Total
Assets measured at fair value						
Cash and cash equivalents	$ 227.0	$ —	$ 227.0	$ 42.0	$ —	$ 42.0
Other non-current assets—						
Available for sale investments—marketable securities	26.3	—	26.3	29.6	—	29.6
Other current assets:						
Foreign exchange contracts	—	—	—	—	1.0	1.0
Commodity hedge contracts	—	25.5	25.5	—	—	—
Assets measured at fair value	$ 253.3	$ 25.5	$ 278.8	$ 71.6	$ 1.0	$ 72.6
Liabilities measured at fair value						
Accrued liabilities:						
Foreign exchange contracts	$ —	$ (0.2)	$ (0.2)	$ —	$ —	$ —
Commodity hedge contracts	—	(1.3)	(1.3)	—	(21.6)	(21.6)
Liabilities measured at fair value	$ —	$ (1.5)	$ (1.5)	$ —	$ (21.6)	$ (21.6)
Liabilities measured at other than fair value						
Long-term debt, including current portions:						
Fair value	$ —	$ (1,379.3)	$ (1,379.3)	$ —	$ (637.8)	$ (637.8)
Carrying amount	—	(1,411.9)	(1,411.9)	—	(650.7)	(650.7)

See Note 5 for information on the fair value of pension plan assets. The carrying amounts of the Company's other financial instruments do not differ materially from their estimated fair values at December 31, 2012 and 2011.

NOTE 15 – Disclosures about Derivative Instruments and Hedging Activities

The Company is subject to fluctuations of exchange rates on a portion of intercompany receivables that are denominated in foreign currencies and uses forward currency contracts to manage exposures to certain of these currency price fluctuations. These contracts have not been designated as hedges for accounting purposes and gains or losses are reported in earnings on a current basis in other income (expense).

The Company is exposed to fluctuations in market prices of raw materials and energy sources and, to a lesser extent, to the effect of market prices on sale of certain commodity steel (hot roll carbon steel coils). The Company uses cash-settled commodity price swaps and options (including collars) to hedge the market risk associated with the purchase of certain of its raw materials and energy requirements and the sale of hot roll carbon steel coils. These derivatives are routinely used with respect to a portion of the Company's natural gas and nickel requirements and are sometimes used with respect to its iron ore, aluminum, zinc and electricity requirements. The Company's hedging strategy is designed to mitigate the effect on earnings from the price volatility of these various commodity exposures. Independent of any hedging activities, price increases in any of these commodity markets could negatively affect operating costs or selling prices.

All commodity derivatives are marked to market and recognized as an asset or liability at fair value. The effective gains and losses for commodity derivatives designated as cash flow hedges of forecasted purchases of raw materials and energy sources are recorded in accumulated other comprehensive income on the Consolidated Balance Sheets and reclassified into cost of products sold in the same period as the earnings recognition of the associated underlying transaction. The effective gains and losses for hot roll carbon steel coils derivatives designated as cash flow hedges of forecasted sales are recorded in accumulated other comprehensive income on the Consolidated Balance Sheets and reclassified into net sales in the same period as the earnings recognition of the associated underlying transaction. Gains and losses on these designated derivatives arising from either hedge ineffectiveness or related to components excluded from the assessment of effectiveness are recognized in current earnings under cost of products sold or net sales, as appropriate. All gains or losses from derivatives for which hedge accounting treatment has not been elected are also reported in earnings on a current basis in cost of products sold.

As of December 31, 2012 and 2011, the Company had the following outstanding commodity price swaps and options and forward foreign exchange contracts:

Commodity	2012	2011
Nickel (in lbs)	420,100	545,500
Natural gas (in MMBTUs)	9,000,000	28,700,000
Zinc (in lbs)	—	21,000,000
Iron ore (in metric tons)	1,140,000	294,000
Hot roll carbon steel coils (in short tons)	30,000	—
Foreign exchange contracts (in euros)	€ 15,950,000	€ 13,050,000

The following table presents the fair value of derivative instruments in the Consolidated Balance Sheets as of December 31, 2012 and 2011:

Asset (liability)	2012	2011
Derivatives designated as hedging instruments:		
Other current assets—commodity contracts	$ 25.5	$ —
Accrued liabilities—commodity contracts	(1.2)	(19.4)
Derivatives not designated as hedging instruments:		
Other current assets:		
Foreign exchange contracts	—	1.0
Accrued liabilities:		
Foreign exchange contracts	(0.2)	—
Commodity contracts	(0.1)	(2.2)

The following table presents gains (losses) on derivative instruments included in the Consolidated Statements of Operations for the years ended December 31, 2012, 2011 and 2010:

Gain (loss)	2012	2011	2010
Derivatives in cash flow hedging relationships—			
Commodity contracts:			
Reclassified from accumulated other comprehensive income (loss) into cost of products sold (effective portion)	$ (36.3)	$ (4.0)	$ (17.1)
Recorded in cost of products sold (ineffective portion and amount excluded from effectiveness testing)	0.1	(10.2)	(12.9)
Derivatives not designated as hedging instruments:			
Foreign exchange contracts—recorded in other income (expense)	(1.2)	0.8	(0.7)
Commodity contracts—recorded in cost of products sold	(0.6)	(5.1)	1.8

The following table lists the amount of gains (losses) net of tax expected to be reclassified into earnings within the next twelve months for the Company's existing commodity contracts that qualify for hedge accounting:

Commodity Hedge	Settlement Dates	Gains (losses)
Natural gas	January 2013 to December 2013	$ (0.4)
Iron ore	January 2013 to December 2013	24.3
Hot roll carbon steel coils	January 2013 to March 2013	0.4

NOTE 16 – Supplemental Cash Flow Information

The following table presents the net cash paid (received) during the period for interest, net of capitalized interest, and income taxes:

	2012	2011	2010
Net cash paid (received) during the period for:			
Interest, net of capitalized interest	$ 69.5	$ 44.3	$ 25.7
Income taxes	1.3	0.1	(20.3)

Included in net cash flows from operations was cash provided by (used by) SunCoke Middletown of $55.2, $(15.7) and $(2.5) for the years ended December 31, 2012, 2011 and 2010, respectively.

The Company had non-cash capital investments during the years ended December 31, 2012, 2011 and 2010, that had not been paid as of the end of the respective period. These amounts are included in accounts payable and accrued liabilities and have been excluded from the Consolidated Statements of Cash Flows. The Company also granted restricted stock to certain employees and restricted stock units to directors under the SIP. The amounts of non-cash investing and financing activities for the years ended December 31, 2012, 2011 and 2010, were as follows:

	2012	2011	2010
Capital investments	$ 13.9	$ 10.2	$ 30.9
Capital investments—SunCoke Middletown	—	16.3	19.7
Issuance of restricted stock and restricted stock units	5.4	5.7	7.1
Issuance of note payable for AK Coal purchase (at fair value)	—	10.2	—

NOTE 17 – Quarterly Information (Unaudited)

Earnings per share for each quarter and the year are calculated individually and may not sum to the total for the year.

	2012				
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
Net sales	$ 1,508.7	$ 1,538.4	$ 1,463.5	$ 1,423.1	$ 5,933.7
Operating profit (loss)	4.1	56.7	(12.0)	(176.9)	(128.1)
Net income (loss) attributable to AK Holding	(11.8)	(724.2)	(60.9)	(230.4)	(1,027.3)
Basic and diluted earnings (loss) per share	$ (0.11)	$ (6.55)	$ (0.55)	$ (1.89)	$ (9.06)

	2011				
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
Net sales	$ 1,581.1	$ 1,791.9	$ 1,585.8	$ 1,509.2	$ 6,468.0
Operating profit (loss)	19.5	68.5	11.4	(300.7)	(201.3)
Net income (loss) attributable to AK Holding	8.7	33.1	(3.5)	(193.9)	(155.6)
Basic and diluted earnings (loss) per share	$ 0.08	$ 0.30	$ (0.03)	$ (1.76)	$ (1.41)

Included in operating profit (loss) for the fourth quarter and full-year of 2012 and 2011 were pension corridor charges of $157.3 and $268.1, respectively. Included in net income (loss) attributable to AK Holding for the second quarter of 2012 was a charge to income tax expense of $736.0 for an increase in the valuation allowance on its deferred tax assets.

NOTE 18 – Supplemental Guarantor Information

AK Steel's Secured Notes, 2020 Notes, 2022 Notes and Exchangeable Notes (the "Senior Notes") are governed by indentures entered into by AK Holding and its 100% owned subsidiary, AK Steel. Under the terms of the indentures, AK Holding fully and unconditionally, jointly and severally, guarantees the payment of interest, principal and premium, if any, on each of the notes comprising the Senior Notes. AK Holding is the sole guarantor of the Senior Notes.

The presentation of the supplemental guarantor information reflects all investments in subsidiaries under the equity method of accounting. Net income (loss) of the subsidiaries accounted for under the equity method is therefore reflected in their parents' investment accounts. The principal elimination entries eliminate investments in subsidiaries and inter-company balances and transactions. The following supplemental condensed consolidating financial statements present information about AK Holding, AK Steel and the other non-guarantor subsidiaries.

Condensed Statements of Operations
Year Ended December 31, 2012

	AK Holding	AK Steel	Other Non-Guarantor Subsidiaries	Eliminations	Consolidated Company
Net sales	$ —	$ 5,676.6	$ 906.3	$ (649.2)	$ 5,933.7
Cost of products sold (exclusive of items shown below)	—	5,416.8	738.0	(615.7)	5,539.1
Selling and administrative expenses (exclusive of items shown below)	4.4	212.9	35.3	(43.9)	208.7
Depreciation	—	172.8	19.2	—	192.0
Pension and OPEB expense (income) (exclusive of corridor charge shown below)	—	(35.3)	—	—	(35.3)
Pension corridor charge	—	157.3	—	—	157.3
Total operating costs	4.4	5,924.5	792.5	(659.6)	6,061.8
Operating profit (loss)	(4.4)	(247.9)	113.8	10.4	(128.1)
Interest expense	—	85.9	0.8	—	86.7
Other income (expense)	—	(9.6)	15.8	—	6.2
Income (loss) before income taxes	(4.4)	(343.4)	128.8	10.4	(208.6)
Income tax provision (benefit)	—	735.9	49.9	4.2	790.0
Equity in net income (loss) of subsidiaries	(1,022.9)	56.4	—	966.5	—
Net income (loss)	(1,027.3)	(1,022.9)	78.9	972.7	(998.6)
Less: Net income (loss) attributable to noncontrolling interests	—	—	28.7	—	28.7
Net income (loss) attributable to AK Steel Holding Corporation	(1,027.3)	(1,022.9)	50.2	972.7	(1,027.3)
Other comprehensive income (loss)	(1.6)	(1.6)	0.7	0.9	(1.6)
Comprehensive income (loss) attributable to AK Steel Holding Corporation	$(1,028.9)	$ (1,024.5)	$ 50.9	$ 973.6	$ (1,028.9)

Condensed Statements of Operations
Year Ended December 31, 2011

	AK Holding	AK Steel	Other Non-Guarantor Subsidiaries	Eliminations	Consolidated Company
Net sales	$ —	$ 6,205.9	$ 756.7	$ (494.6)	$ 6,468.0
Cost of products sold (exclusive of items shown below)	—	5,854.1	635.1	(452.4)	6,036.8
Selling and administrative expenses (exclusive of items shown below)	4.4	222.3	36.4	(47.7)	215.4
Depreciation	—	177.4	7.6	—	185.0
Pension and OPEB expense (income) (exclusive of corridor charge shown below)	—	(36.0)	—	—	(36.0)
Pension corridor charge	—	268.1	—	—	268.1
Total operating costs	4.4	6,485.9	679.1	(500.1)	6,669.3
Operating profit (loss)	(4.4)	(280.0)	77.6	5.5	(201.3)
Interest expense	—	47.3	0.2	—	47.5
Other income (expense)	—	(8.4)	3.1	—	(5.3)
Income (loss) before income taxes	(4.4)	(335.7)	80.5	5.5	(254.1)
Income tax provision (benefit)	(1.8)	(125.6)	31.2	2.2	(94.0)
Equity in net income (loss) of subsidiaries	(153.0)	57.1	—	95.9	—
Net income (loss)	(155.6)	(153.0)	49.3	99.2	(160.1)
Less: Net income (loss) attributable to noncontrolling interests	—	—	(4.5)	—	(4.5)
Net income (loss) attributable to AK Steel Holding Corporation	(155.6)	(153.0)	53.8	99.2	(155.6)
Other comprehensive income (loss)	(89.9)	(89.9)	(0.7)	90.6	(89.9)
Comprehensive income (loss) attributable to AK Steel Holding Corporation	$ (245.5)	$ (242.9)	$ 53.1	$ 189.8	$ (245.5)

Condensed Statements of Operations
Year Ended December 31, 2010

	AK Holding	AK Steel	Other Non-Guarantor Subsidiaries	Eliminations	Consolidated Company
Net sales	$ —	$ 5,765.6	$ 615.7	$ (413.0)	$ 5,968.3
Cost of products sold (exclusive of items shown below)	—	5,507.7	517.9	(382.4)	5,643.2
Selling and administrative expenses (exclusive of items shown below)	4.2	214.9	29.2	(44.3)	204.0
Depreciation	—	190.1	7.0	—	197.1
Pension and OPEB expense (income)	—	(14.9)	—	—	(14.9)
Other operating items	—	72.8	—	—	72.8
Total operating costs	4.2	5,970.6	554.1	(426.7)	6,102.2
Operating profit (loss)	(4.2)	(205.0)	61.6	13.7	(133.9)
Interest expense	—	32.8	0.2	—	33.0
Other income (expense)	—	(11.6)	3.9	0.1	(7.6)
Income (loss) before income taxes	(4.2)	(249.4)	65.3	13.8	(174.5)
Income tax provision (benefit)	(1.5)	(70.8)	23.7	4.8	(43.8)
Equity in net income (loss) of subsidiaries	(126.2)	52.4	—	73.8	—
Net income (loss)	(128.9)	(126.2)	41.6	82.8	(130.7)
Less: Net income (loss) attributable to noncontrolling interests	—	—	(1.8)	—	(1.8)
Net income (loss) attributable to AK Steel Holding Corporation	(128.9)	(126.2)	43.4	82.8	(128.9)
Other comprehensive income (loss)	(75.3)	(75.3)	(0.8)	76.1	(75.3)
Comprehensive income (loss) attributable to AK Steel Holding Corporation	$ (204.2)	$ (201.5)	$ 42.6	$ 158.9	$ (204.2)

Condensed Balance Sheets
December 31, 2012

	AK Holding	AK Steel	Other Non-Guarantor Subsidiaries	Eliminations	Consolidated Company
ASSETS					
Current assets:					
Cash and cash equivalents	$ —	$ 203.6	$ 23.4	$ —	$ 227.0
Accounts receivable, net	—	484.4	54.3	(64.8)	473.9
Inventory, net	—	504.2	114.4	(9.4)	609.2
Deferred tax assets, current	—	73.0	0.2	—	73.2
Other current assets	0.2	57.6	1.6	—	59.4
Total current assets	0.2	1,322.8	193.9	(74.2)	1,442.7
Property, plant and equipment	—	5,355.1	588.8	—	5,943.9
Accumulated depreciation	—	(3,841.9)	(89.7)	—	(3,931.6)
Property, plant and equipment, net	—	1,513.2	499.1	—	2,012.3
Other non-current assets:					
Investment in AFSG Holdings, Inc.	—	—	55.6	—	55.6
Investment in Magnetation LLC	—	—	150.0	—	150.0
Investment in affiliates	(2,660.7)	1,337.4	—	1,323.3	—
Inter-company accounts	2,155.2	(3,066.5)	843.8	67.5	—
Goodwill	—	—	37.1	—	37.1
Deferred tax assets, non-current	—	87.9	0.3	—	88.2
Other non-current assets	—	79.8	37.4	—	117.2
TOTAL ASSETS	$ (505.3)	$ 1,274.6	$ 1,817.2	$ 1,316.6	$ 3,903.1
LIABILITIES AND EQUITY (DEFICIT)					
Current liabilities:					
Accounts payable	$ —	$ 494.8	$ 44.4	$ (0.9)	$ 538.3
Accrued liabilities	—	155.0	9.8	—	164.8
Current portion of long-term debt	—	0.7	—	—	0.7
Current portion of pension and other postretirement benefit obligations	—	108.1	0.5	—	108.6
Total current liabilities	—	758.6	54.7	(0.9)	812.4
Non-current liabilities:					
Long-term debt	—	1,411.2	—	—	1,411.2
Pension and other postretirement benefit obligations	—	1,657.2	4.5	—	1,661.7
Other non-current liabilities	—	108.3	0.5	—	108.8
TOTAL LIABILITIES	—	3,935.3	59.7	(0.9)	3,994.1
Total stockholders' equity (deficit)	(505.3)	(2,660.7)	1,343.2	1,317.5	(505.3)
Noncontrolling interests	—	—	414.3	—	414.3
TOTAL EQUITY (DEFICIT)	(505.3)	(2,660.7)	1,757.5	1,317.5	(91.0)
TOTAL LIABILITIES AND EQUITY (DEFICIT)	$ (505.3)	$ 1,274.6	$ 1,817.2	$ 1,316.6	$ 3,903.1

Condensed Balance Sheets
December 31, 2011

	AK Holding	AK Steel	Other Non-Guarantor Subsidiaries	Eliminations	Consolidated Company
ASSETS					
Current assets:					
Cash and cash equivalents	$ —	$ 19.9	$ 22.1	$ —	$ 42.0
Accounts receivable, net	—	587.5	69.8	(93.1)	564.2
Inventory, net	—	304.6	122.1	(8.0)	418.7
Deferred tax assets, current	—	216.3	0.2	—	216.5
Other current assets	0.2	31.9	0.9	—	33.0
Total current assets	0.2	1,160.2	215.1	(101.1)	1,274.4
Property, plant and equipment	—	5,377.2	590.0	—	5,967.2
Accumulated depreciation	—	(3,726.9)	(70.1)	—	(3,797.0)
Property, plant and equipment, net	—	1,650.3	519.9	—	2,170.2
Other non-current assets:					
Investment in AFSG Holdings, Inc.	—	—	55.6	—	55.6
Investment in Magnetation LLC	—	—	101.2	—	101.2
Investment in affiliates	(1,589.1)	1,589.1	1,204.3	(1,204.3)	—
Inter-company accounts	1,977.4	(3,207.3)	(401.7)	1,631.6	—
Goodwill	—	—	37.1	—	37.1
Deferred tax assets, non-current	—	716.3	0.2	—	716.5
Other non-current assets	—	64.4	30.5	—	94.9
TOTAL ASSETS	$ 388.5	$ 1,973.0	$ 1,762.2	$ 326.2	$ 4,449.9
LIABILITIES AND EQUITY (DEFICIT)					
Current liabilities:					
Borrowings under credit facility	$ —	$ 250.0	$ —	$ —	$ 250.0
Accounts payable	—	525.4	59.4	(1.2)	583.6
Accrued liabilities	—	162.3	10.5	—	172.8
Current portion of long-term debt	—	0.7	—	—	0.7
Current portion of pension and other postretirement benefit obligations	—	129.6	0.4	—	130.0
Total current liabilities	—	1,068.0	70.3	(1.2)	1,137.1
Non-current liabilities:					
Long-term debt	—	650.0	—	—	650.0
Pension and other postretirement benefit obligations	—	1,740.7	4.1	—	1,744.8
Other non-current liabilities	—	103.4	437.4	—	540.8
TOTAL LIABILITIES	—	3,562.1	511.8	(1.2)	4,072.7
Total stockholders' equity (deficit)	388.5	(1,589.1)	1,261.7	327.4	388.5
Noncontrolling interests	—	—	(11.3)	—	(11.3)
TOTAL EQUITY (DEFICIT)	388.5	(1,589.1)	1,250.4	327.4	377.2
TOTAL LIABILITIES AND EQUITY (DEFICIT)	$ 388.5	$ 1,973.0	$ 1,762.2	$ 326.2	$ 4,449.9

Condensed Statements of Cash Flows
Year Ended December 31, 2012

	AK Holding	AK Steel	Other Non-Guarantor Subsidiaries	Eliminations	Consolidated Company
Net cash flows from operating activities	$ (3.5)	$ (360.0)	$ 113.1	$ (20.4)	$ (270.8)
Cash flows from investing activities:					
Capital investments	—	(38.3)	(25.8)	—	(64.1)
Investments in acquired businesses	—	—	(60.6)	—	(60.6)
Other investing items, net	—	6.7	(0.6)	—	6.1
Net cash flows from investing activities	—	(31.6)	(87.0)	—	(118.6)
Cash flows from financing activities:					
Net borrowings (repayments) under credit facility	—	(250.0)	—	—	(250.0)
Proceeds from issuance of long-term debt	—	873.3	—	—	873.3
Redemption of long-term debt	—	(74.0)	—	—	(74.0)
Proceeds from issuance of common stock	96.4	—	—	—	96.4
Debt issuance costs	—	(22.3)	—	—	(22.3)
Purchase of treasury stock	(1.7)	—	—	—	(1.7)
Common stock dividends paid	(11.0)	—	—	—	(11.0)
Inter-company activity	(80.2)	48.8	11.0	20.4	—
SunCoke Middletown advances from (repayments to) noncontrolling interest owner	—	—	(36.6)	—	(36.6)
Other financing items, net	—	(0.5)	0.8	—	0.3
Net cash flows from financing activities	3.5	575.3	(24.8)	20.4	574.4
Net increase (decrease) in cash and cash equivalents	—	183.7	1.3	—	185.0
Cash and equivalents, beginning of year	—	19.9	22.1	—	42.0
Cash and equivalents, end of year	$ —	$ 203.6	$ 23.4	$ —	$ 227.0

Condensed Statements of Cash Flows
Year Ended December 31, 2011

	AK Holding	AK Steel	Other Non-Guarantor Subsidiaries	Eliminations	Consolidated Company
Net cash flows from operating activities	$ (1.7)	$ (216.9)	$ 39.7	$ (1.6)	$ (180.5)
Cash flows from investing activities:					
Capital investments	—	(98.9)	(197.2)	—	(296.1)
Investments in acquired businesses	—	—	(125.4)	—	(125.4)
Other investing items, net	—	1.4	(0.1)	—	1.3
Net cash flows from investing activities	—	(97.5)	(322.7)	—	(420.2)
Cash flows from financing activities:					
Net borrowings (repayments) under credit facility	—	250.0	—	—	250.0
Redemption of long-term debt	—	(0.7)	—	—	(0.7)
Debt issuance costs	—	(10.1)	—	—	(10.1)
Proceeds from exercise of stock options	0.2	—	—	—	0.2
Purchase of treasury stock	(1.5)	—	—	—	(1.5)
Common stock dividends paid	(22.0)	—	—	—	(22.0)
Inter-company activity	25.0	(106.4)	79.8	1.6	—
SunCoke Middletown advances from (repayments to) noncontrolling interest owner	—	—	210.7	—	210.7
Other financing items, net	—	0.1	(0.8)	—	(0.7)
Net cash flows from financing activities	1.7	132.9	289.7	1.6	425.9
Net increase (decrease) in cash and cash equivalents	—	(181.5)	6.7	—	(174.8)
Cash and equivalents, beginning of year	—	201.4	15.4	—	216.8
Cash and equivalents, end of year	$ —	$ 19.9	$ 22.1	$ —	$ 42.0

Condensed Statements of Cash Flows
Year Ended December 31, 2010

	AK Holding	AK Steel	Other Non-Guarantor Subsidiaries	Eliminations	Consolidated Company
Net cash flows from operating activities	$ (2.0)	$ (157.5)	$ 41.2	$ (14.1)	$ (132.4)
Cash flows from investing activities:					
Capital investments	—	(117.0)	(149.3)	—	(266.3)
Other investing items, net	—	1.3	(1.3)	—	—
Net cash flows from investing activities	—	(115.7)	(150.6)	—	(266.3)
Cash flows from financing activities:					
Proceeds from issuance of long-term debt	—	549.1	—	—	549.1
Redemption of long-term debt	—	(506.3)	—	—	(506.3)
Debt issuance costs	—	(11.3)	—	—	(11.3)
Proceeds from exercise of stock options	1.3	—	—	—	1.3
Purchase of treasury stock	(7.9)	—	—	—	(7.9)
Common stock dividends paid	(22.0)	—	—	—	(22.0)
Inter-company activity	28.3	1.1	(43.5)	14.1	—
SunCoke Middletown advances from (repayments to) noncontrolling interest owner	—	—	151.7	—	151.7
Other financing items, net	2.3	(2.3)	(0.8)	—	(0.8)
Net cash flows from financing activities	2.0	30.3	107.4	14.1	153.8
Net increase (decrease) in cash and cash equivalents	—	(242.9)	(2.0)	—	(244.9)
Cash and equivalents, beginning of year	—	444.3	17.4	—	461.7
Cash and equivalents, end of year	$ —	$ 201.4	$ 15.4	$ —	$ 216.8

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

The Company maintains a system of disclosure controls and procedures that is designed to provide reasonable assurance that information is disclosed and accumulated and communicated to management in a timely fashion. An evaluation of the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) was performed as of the end of the period covered by this report. This evaluation was performed under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure and are effective to provide reasonable assurance that such information is recorded, processed, summarized and reported within the time periods specified by the Securities and Exchange Commission's rules and forms.

There has been no change in the Company's internal control over financial reporting during the Company's fourth quarter ended December 31, 2012, that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting and the Report of Independent Registered Public Accounting Firm are presented on the following pages.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934. Those rules define internal control over financial reporting as a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and include those policies and procedures that:

a) Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

b) Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

c) Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2012. In making this assessment, the Company's management used the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on our assessment and those criteria, management has determined that, as of December 31, 2012, the Company's internal control over financial reporting was effective.

The Company's independent registered public accounting firm has issued an attestation report on the effectiveness of the Company's internal control over financial reporting, which appears on the following page.

Dated: February 28, 2013

/s/ JAMES L. WAINSCOTT
James L. Wainscott
Chairman of the Board, President and
Chief Executive Officer

Dated: February 28, 2013

/s/ ROGER K. NEWPORT
Roger K. Newport
Vice President, Finance and
Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
AK Steel Holding Corporation
West Chester, Ohio

We have audited the internal control over financial reporting of AK Steel Holding Corporation and subsidiaries (the "Company") as of December 31, 2012, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2012 of the Company and our report dated February 28, 2013 expressed an unqualified opinion on those financial statements.

/s/ DELOITTE & TOUCHE LLP

Cincinnati, Ohio
February 28, 2013

Item 9B. Other Information.

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

Information with respect to the Company's Executive Officers is set forth in Part I of this Annual Report pursuant to General Instruction G of Form 10-K. The information required to be furnished pursuant to this item with respect to Directors of the Company will be set forth under the caption "Election of Directors" in the Company's proxy statement (the "2013 Proxy Statement") to be furnished to stockholders in connection with the solicitation of proxies by the Company's Board of Directors for use at the 2013 Annual Meeting of Stockholders, and is incorporated herein by reference.

The information required to be furnished pursuant to this item with respect to compliance with Section 16(a) of the Exchange Act will be set forth under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" in the 2013 Proxy Statement, and is incorporated herein by reference.

The information required to be furnished pursuant to this item with respect to the Audit Committee and the Audit Committee financial expert will be set forth under the caption "Committees of the Board of Directors" in the 2013 Proxy Statement, and is incorporated herein by reference.

Information required to be furnished pursuant to this item with respect to and any material changes to the process by which security holders may recommend nominees to the Board of Directors will be set forth under the caption "Stockholder Proposals for the 2014 Annual Meeting and Nominations of Directors" in the 2013 Proxy Statement, and is incorporated herein by reference.

The Company has adopted a Code of Ethics covering its Chief Executive Officer, Chief Financial Officer, Principal Accounting Officer and other persons performing a similar function; a Code of Business Conduct and Ethics for Directors, Officers and Employees; and Corporate Governance Guidelines. These documents, along with charters of its Audit, Management Development and Compensation, Nominating and Governance, Finance, and Public and Environmental Issues Committees, are posted on the Company's website at www.aksteel.com. Disclosures of amendments to or waivers with regard to the provisions of the Code of Ethics also will be posted on the Company's website.

Item 11. Executive Compensation.

The information required to be furnished pursuant to this item will be set forth under the caption "Executive Compensation" and in the Director Compensation Table and its accompanying narrative in the 2013 Proxy Statement, and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required to be furnished pursuant to this item with respect to compensation plans under which equity securities of the Company are authorized for issuance will be set forth under the caption "Equity Compensation Plan Information" in the 2013 Proxy Statement, and is incorporated herein by reference.

Other information required to be furnished pursuant to this item will be set forth under the caption "Stock Ownership" in the 2013 Proxy Statement, and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required to be furnished pursuant to this item will be set forth under the captions "Related Person Transaction Policy" and "Board Independence" in the 2013 Proxy Statement, and is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services.

The information required to be furnished pursuant to this item will be set forth under the caption "Principal Accounting Firm Fees" in the 2013 Proxy Statement, and is incorporated herein by reference.

PART IV

Item 15. Exhibits, Financial Statement Schedules.

(a)(1) Financial Statements

The consolidated financial statements of AK Steel Holding Corporation filed as part of this Annual Report are included in Item 8.

(a)(2) Financial Statement Schedules

All financial statement schedules are omitted because they are not applicable or the required information is contained in the applicable financial statements or notes thereto.

(a)(3) Exhibits

The list of exhibits begins on the next page.

INDEX TO EXHIBITS

Exhibit Number	Description
3.1	Restated Certificate of Incorporation of AK Steel Holding Corporation (incorporated herein by reference to Exhibit 3.3 to AK Steel Holding Corporation's Quarterly Report on Form 10-Q for the quarter ended March 31, 2011, as filed with the Commission on May 5, 2011).
3.2	By-laws of AK Steel Holding Corporation, as amended and restated as of May 27, 2010 (incorporated herein by reference to Exhibit 3.2 to AK Steel Holding Corporation's Annual Report on Form 10-K for the year ended December 31, 2010, as filed with the Commission on February 22, 2011).
4.1	Indenture, dated as of May 11, 2010, among AK Steel Corporation, as issuer, AK Steel Holding Corporation, as guarantor, and U.S. Bank National Association, as trustee (incorporated herein by reference to Exhibit 4.1 to AK Steel Holding Corporation's Current Report on Form 8-K, as filed with the Commission on May 11, 2010).
4.2	First Supplemental Indenture, dated as of May 11, 2010, among AK Steel Corporation, as issuer, AK Steel Holding Corporation, as guarantor, and U.S. Bank National Association, as trustee (incorporated herein by reference to Exhibit 4.2 to AK Steel Holding Corporation's Current Report on Form 8-K, as filed with the Commission on May 11, 2010).
4.3	Second Supplemental Indenture, dated as of March 22, 2012, among AK Steel Corporation, as issuer, AK Steel Holding Corporation, as guarantor, and U.S. Bank, National Association, as trustee (incorporated herein by reference to Exhibit 4.1 to AK Steel Holding Corporation's Current Report on Form 8-K, as filed with the Commission on March 22, 2012).
4.4	Third Supplemental Indenture, dated as of November 20, 2012, among AK Steel Corporation, as issuer, AK Steel Holding Corporation, as guarantor, and U.S. Bank, National Association, as trustee (incorporated herein by reference to Exhibit 4.1 to AK Steel Holding Corporation's Current Report on Form 8-K, as filed with the Commission on November 20, 2012).
4.5	Indenture, dated as of November 20, 2012, among AK Steel Corporation, as issuer, AK Steel Holding Corporation, as guarantor, and U.S. Bank, National Association, as trustee and collateral agent (incorporated herein by reference to Exhibit 4.2 to AK Steel Holding Corporation's Current Report on Form 8-K, as filed with the Commission on November 20, 2012).
10.1+	Executive Deferred Compensation Plan, as amended and restated as of October 18, 2007 (incorporated herein by reference to Exhibit 10.2 to AK Steel Holding Corporation's Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, as filed with the Commission on November 6, 2007).
10.2+	Directors' Deferred Compensation Plan, as amended and restated as of October 18, 2007 (incorporated herein by reference to Exhibit 10.3 to AK Steel Holding Corporation's Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, as filed with the Commission on November 6, 2007).
10.3	Policy Concerning Severance Agreements with Senior Executives (incorporated herein by reference to Exhibit 99.3 to AK Steel Holding Corporation's Quarterly Report on Form 10-Q for the quarter ended September 30, 2003, as filed with the Commission on November 14, 2003).
10.4+	Annual Management Incentive Plan, as amended and restated as of October 18, 2007 (incorporated herein by reference to Exhibit 10.1 to AK Steel Holding Corporation's Quarterly Report on Form 10-Q for the quarter ended June 30, 2008, as filed with the Commission on August 5, 2008).

Exhibit Number	Description
10.5+	Supplemental Thrift Plan, as amended and restated as of October 18, 2007 (incorporated herein by reference to Exhibit 10.5 to AK Steel Holding Corporation's Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, as filed with the Commission on November 6, 2007).
10.6+	Executive Minimum and Supplemental Retirement Plan, as amended and restated as of October 18, 2007 (incorporated herein by reference to Exhibit 10.1 to AK Steel Holding Corporation's Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, as filed with the Commission on November 6, 2007).
10.6(a)+	First Amendment to the Executive Minimum and Supplemental Retirement Plan, as amended and restated as of October 18, 2007 (incorporated herein by reference to Exhibit 10.1 to AK Steel Holding Corporation's Quarterly Report on Form 10-Q for the quarter ended September 30, 2008, as filed with the Commission on November 4, 2008).
10.6(b)+	Second Amendment to the Executive Minimum and Supplemental Retirement Plan, as amended and restated as of October 18, 2007 (incorporated herein by reference to Exhibit 10.4 to AK Steel Holding Corporation's Quarterly Report on Form 10-Q for the quarter ended September 30, 2009, as filed with the Commission on November 3, 2009).
10.7+	Form of Executive Officer Severance Agreement as approved by the Board of Directors on July 14, 2004 – Version 1 (incorporated herein by reference to Exhibit 10.1 to AK Steel Holding Corporation's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004, as filed with the Commission on November 4, 2004).
10.8+	Form of Executive Officer Severance Agreement as approved by the Board of Directors on July 14, 2004 – Version 2 (incorporated herein by reference to Exhibit 10.2 to AK Steel Holding Corporation's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004, as filed with the Commission on November 4, 2004).
10.9+	Form of First Amendment to the AK Steel Holding Corporation Executive Officer Severance Agreement (incorporated herein by reference to Exhibit 10.7 to AK Steel Holding Corporation's Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, as filed with the Commission on November 6, 2007).
10.9(a)+	Form of Second Amendment to the AK Steel Holding Corporation Executive Officer Severance Agreement (incorporated herein by reference to Exhibit 10.3 to AK Steel Holding Corporation's Quarterly Report on Form 10-Q for the quarter ended September 30, 2009, as filed with the Commission on November 3, 2009).
10.9(b)+	Form of Third Amendment to the AK Steel Holding Corporation Executive Officer Severance Agreement (incorporated herein by reference to Exhibit 10.9(b) to AK Steel Holding Corporation's Annual Report on Form 10-K for the year ended December 31, 2011, as filed with the Commission on February 27, 2012).
*10.10+	Form of Executive Officer Change of Control Agreement as approved by the Board of Directors on January 24, 2013.
10.11+	Form of Restricted Stock Award for special bonus grants to executive officers and selected key managers of the Company (incorporated herein by reference to Exhibit 10.25 to AK Steel Holding Corporation's Annual Report on Form 10-K for the year ended December 31, 2004, as filed with the Commission on March 8, 2005).
10.12+	Form of the Performance Share Award Agreement for performance-based equity awards to executive officers and key managers of the Company (incorporated herein by reference to Exhibit 10.26 to AK Steel Holding Corporation's Annual Report on Form 10-K for the year ended December 31, 2004, as filed with the Commission on March 8, 2005).
10.13+	Stock Incentive Plan, as amended and restated as of March 18, 2010 (incorporated herein by reference to Exhibit 10.1 to AK Steel Holding Corporation's Quarterly Report on Form 10-Q for the quarter ended June 30, 2010, as filed with the Commission on July 30, 2010).

Exhibit Number	Description
10.14+	Long-Term Performance Plan, as amended and restated as of April 12, 2010 (incorporated herein by reference to Annex A to AK Steel Holding Corporation's Proxy Statement for its 2010 Annual Meeting of Stockholders held May 27, 2010, as filed with the Commission on April 12, 2010).
10.15	Loan and Security Agreement dated as of April 28, 2011, among AK Steel, as Borrower, Bank of America, N.A., as Agent, and certain Financial Institutions as the lenders party thereto (incorporated herein by reference to Exhibit 10.1 to AK Steel Holding Corporation's Current Report on Form 8-K, as filed with the Commission on April 29, 2011).
10.15(a)	Form of Increased Commitment Agreement, dated as of October 31, 2011 by and among AK Steel, as Borrower, Bank of America, N.A., as Agent, and certain Financial Institutions as the lenders party thereto (incorporated herein by reference to Exhibit 10.1 to AK Steel Holding Corporation's Current Report on Form 8-K, as filed with the Commission on October 31, 2011).
10.15(b)	First Amendment to Loan and Security Agreement dated as of November 12, 2012, among AK Steel, as Borrower, Bank of America, N.A., as Agent, and certain Financial Institutions as the lenders party thereto (incorporated herein by reference to Exhibit 10.1 to AK Steel Holding Corporation's Current Report on Form 8-K, as filed with the Commission on November 13, 2012).
10.16	Amended and Restated Operating Agreement of Magnetation LLC dated as of October 4, 2011 (incorporated herein by reference to Exhibit 10.1 to AK Steel Holding Corporation's Current Report on Form 8-K, as filed with the Commission on October 5, 2011).
10.17	Stock Purchase Agreement by and among David L. Dinning, Ronald A. Corl, David C. Klementik, Ranger Investment Company, Solar Fuel Company, Inc. and AK Steel Natural Resources, LLC dated as of October 4, 2011 (incorporated herein by reference to Exhibit 10.2 to AK Steel Holding Corporation's Current Report on Form 8-K, as filed with the Commission on October 5, 2011).
10.18	Air Quality Facilities Loan Agreement dated as of February 1, 2012 between AK Steel Corporation and the Ohio Air Quality Development Authority – $36,000,000 Revenue Refunding Bonds, Series 2012-A (incorporated herein by reference to Exhibit 10.1 to AK Steel Holding Corporation's Current Report on Form 8-K, as filed with the Commission on February 7, 2012).
10.19	Loan Agreement dated as of February 1, 2012 between AK Steel Corporation and the City of Rockport, Indiana – $30,000,000 Revenue Refunding Bonds, Series 2012-A (incorporated herein by reference to Exhibit 10.2 to AK Steel Holding Corporation's Current Report on Form 8-K, as filed with the Commission on February 7, 2012).
10.20	Loan Agreement dated as of February 1, 2012 between AK Steel Corporation and the Butler County Industrial Development Authority – $7,300,000 Revenue Refunding Bonds, Series 2012-A (incorporated herein by reference to Exhibit 10.3 to AK Steel Holding Corporation's Current Report on Form 8-K, as filed with the Commission on February 7, 2012).
10.21	Registration Rights Agreement dated as of November 20, 2012, among AK Steel Holding Corporation, AK Steel Corporation and Merrill Lynch, Pierce, Fenner & Smith Incorporated and Deutsche Bank Securities, Inc., as representatives of the initial purchasers named therein (incorporated herein by reference to Exhibit 10.2 to AK Steel Holding Corporation's Current Report on Form 8-K, as filed with the Commission on November 20, 2012).
10.22	Security Agreement dated as of November 20, 2012, among the AK Steel Corporation and U.S. Bank National Association, as trustee and collateral agent (incorporated herein by reference to Exhibit 10.3 to AK Steel Holding Corporation's Current Report on Form 8-K, as filed with the Commission on November 20, 2012).
*10.23	Changes to Annual Retainer Fees for Chairs of Certain Committees of the Board of Directors.

Exhibit Number	Description
*12.1	Statement re: Computation of Ratio of Earnings to Combined Fixed Charges.
*12.2	Statement re: Computation of Ratio of Earnings to Fixed Charges.
*21.1	Subsidiaries of AK Steel Holding Corporation.
*23.1	Consent of Independent Registered Public Accounting Firm.
*31.1	Section 302 Certification of Chief Executive Officer.
*31.2	Section 302 Certification of Chief Financial Officer.
*32.1	Section 906 Certification of Chief Executive Officer.
*32.2	Section 906 Certification of Chief Financial Officer.
*95.1	Mine Safety Disclosure.
*101	The following financial statements from the Annual Report on Form 10-K of AK Steel Holding Corporation for the year ended December 31, 2012, formatted in Extensible Business Reporting Language (XBRL): (i) the Consolidated Statements of Operations, (ii) the Consolidated Statements of Comprehensive Income (Loss), (iii) the Consolidated Balance Sheets, (iv) the Consolidated Statements of Cash Flows, (iv) the Consolidated Statements of Stockholders' Equity, and (vi) the Notes to Consolidated Financial Statements.

* Filed or furnished herewith, as applicable

\+ Management contract or compensatory plan or arrangement

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized in West Chester, Ohio, on February 28, 2013.

AK Steel Holding Corporation
(Registrant)

Dated: February 28, 2013

/s/ ROGER K. NEWPORT
Roger K. Newport
Vice President, Finance and Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the registrant and in the capacities and as of the dates indicated.

Signature	Title	Date
/s/ JAMES L. WAINSCOTT James L. Wainscott	Chairman of the Board, President and Chief Executive Officer	February 28, 2013
/s/ ROGER K. NEWPORT Roger K. Newport	Vice President, Finance and Chief Financial Officer	February 28, 2013
/s/ GREGORY A. HOFFBAUER Gregory A. Hoffbauer	Controller and Chief Accounting Officer	February 28, 2013
/s/ ROBERT H. JENKINS Robert H. Jenkins	Lead Director	February 28, 2013
/s/ RICHARD A. ABDOO Richard A. Abdoo	Director	February 28, 2013
/s/ JOHN S. BRINZO John S. Brinzo	Director	February 28, 2013
/s/ DENNIS C. CUNEO Dennis C. Cuneo	Director	February 28, 2013
/s/ WILLIAM K. GERBER William K. Gerber	Director	February 28, 2013
/s/ DR. BONNIE G. HILL Dr. Bonnie G. Hill	Director	February 28, 2013
/s/ RALPH S. MICHAEL III Ralph S. Michael III	Director	February 28, 2013
/s/ SHIRLEY D. PETERSON Shirley D. Peterson	Director	February 28, 2013
/s/ DR. JAMES A. THOMSON Dr. James A. Thomson	Director	February 28, 2013

EXHIBIT 31.1

SECTION 302 CERTIFICATION OF CHIEF EXECUTIVE OFFICER

I, James L. Wainscott, certify that:

1. I have reviewed this annual report on Form 10-K of AK Steel Holding Corporation;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):
   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: February 28, 2013

/S/ JAMES L. WAINSCOTT

James L. Wainscott
President and Chief Executive Officer

EXHIBIT 31.2

SECTION 302 CERTIFICATION OF CHIEF FINANCIAL OFFICER

I, Roger K. Newport, certify that:

1. I have reviewed this annual report on Form 10-K of AK Steel Holding Corporation;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):
   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: February 28, 2013

/S/ ROGER K. NEWPORT

Roger K. Newport
Vice President, Finance and
Chief Financial Officer

EXHIBIT 32.1

SECTION 906 CERTIFICATION OF CHIEF EXECUTIVE OFFICER

I, James L. Wainscott, President and Chief Executive Officer of AK Steel Holding Corporation (the "Company"), do hereby certify in accordance with 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) This Annual Report on Form 10-K for the period ending December 31, 2012 fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m(a) or 78o(d)), and,

(2) The information contained in this Annual Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: February 28, 2013

/s/ JAMES L. WAINSCOTT

James L. Wainscott
President and Chief Executive Officer

EXHIBIT 32.2

SECTION 906 CERTIFICATION OF CHIEF FINANCIAL OFFICER

I, Roger K. Newport, Vice President, Finance and Chief Financial Officer of AK Steel Holding Corporation (the "Company"), do hereby certify in accordance with 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) This Annual Report on Form 10-K for the period ending December 31, 2012 fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m(a) or 78o(d)), and,

(2) The information contained in this Annual Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: February 28, 2013

/s/ ROGER K. NEWPORT

Roger K. Newport
Vice President, Finance and
Chief Financial Officer

[THIS PAGE INTENTIONALLY LEFT BLANK]

[THIS PAGE INTENTIONALLY LEFT BLANK]

In the near future, those operations will provide us with approximately 50 percent of our annual iron ore and metallurgical coal requirements. By becoming more vertically integrated in this regard, we will gain greater control over our cost structure, enhance our raw materials self-sufficiency and benefit from a financial hedge against global market price increases for those critical steelmaking inputs.

Strategic Investments

Magnetation LLC

AK Coal Resources, Inc.

Working to create significant cost savings through vertical integration

Magnetation LLC

On the iron ore front, we made great progress in 2012 at Magnetation, our joint venture to produce iron ore pellets for our blast furnaces in Middletown, Ohio and Ashland, Kentucky. The joint venture utilizes magnetic separation technology to recover iron ore from existing stockpiles of previously mined material. The first phase of the project, which involved the construction of a second iron-ore concentrate plant, was completed in 2012. That facility is running well and operating at its expected capacity. The second phase, which involves the construction of a pellet plant, is also progressing well.

In November of 2012, Magnetation announced that it would build its pellet plant in Reynolds, Indiana – about halfway between Chicago and Indianapolis. To supply the new plant, Magnetation will transport iron ore concentrate from its mineral recovery operations in Northern Minnesota to its new plant in Reynolds, where it will be converted into high-quality iron ore pellets for our blast furnaces in Ohio and Kentucky.

The new pellet plant supports our objective to become approximately 50 percent self-sufficient in iron ore by the year 2015. This will help insulate AK Steel from volatile swings in market prices for that critical steelmaking raw material. The new pellet plant is expected to commence operations in late 2014 or early 2015. Until then, our share of earnings from Magnetation's current iron ore concentrate operations will help serve as a partial hedge to our iron ore pellet costs.

AK Coal Resources, Inc.

On the coal front, we are equally pleased with the progress made at AK Coal Resources in 2012. During the third quarter of 2012, we completed the acquisition of a coal preparation plant located in Southwestern Pennsylvania. That plant began supplying prepared coal to SunCoke Middletown in 2012 for conversion into coke to fuel our Middletown blast furnace. In 2013, the plant will begin supplying coal to SunCoke's Haverhill, Ohio coke plant as well, which produces coke for our Ashland, Kentucky blast furnace.

AK Coal Resources expects to receive its permit to construct and operate its initial underground mine in 2013, and we anticipate mining significant amounts of coal beginning in 2014. Our investment in AK Coal Resources continues to make excellent strategic sense for us. Ultimately, we anticipate reaching our goal of becoming about 50 percent self-sufficient in met coal by year-end 2015. That positions us well for the future in a volatile coal market.

Sound Financial Management

To enhance liquidity and produce greater financial and strategic flexibility for AK Steel, we successfully completed a $300 million senior notes offering in March of 2012. During the fourth quarter of 2012, we also completed three additional capital market transactions that generated $601 million in gross proceeds. Those transactions solidified the company's balance sheet and substantially enhanced our liquidity.

In addition, we contributed $170 million to AK Steel's pension trust fund in 2012. From 2005 through the end of 2012, we contributed nearly $1.5 billion to the pension fund. We also made a payment of $32 million related to the Butler Works VEBA in 2012. On the strength of our capital market transactions, as well as our solid working capital management, we ended the year 2012 with strong liquidity of $1.1 billion.

RESOLVE to Win in 2013

Time and again, the men and women of AK Steel have demonstrated an incredible resolve to rise to meet the challenge. I am fortunate to lead an excellent management team with proven resolve and experience – a combination of qualities that will continue to serve the company well as we take advantage of the opportunities in 2013 and beyond.

In addition, AK Steel is well-served by its Board of Directors, including Robert H. Jenkins (Lead Director), Richard A. Abdoo, John S. Brinzo, Dennis C. Cuneo, William K. Gerber, Dr. Bonnie G. Hill, Ralph S. ("Mike") Michael, III, Shirley D. Peterson and Dr. James A. Thomson. I would like to take this opportunity to thank each of them for their strong support and leadership in 2012.

AK Steel was focused on "TEAMwork" in 2012, and we will maintain our strong "RESOLVE" to win in 2013 by striving to:

Restore profitability and generate
EBITDA to meet our needs; to
Sell more and grow profitable sales; to
Operate at higher rates of efficiency; to ensure
Liquidity remains strong while we
Vertically integrate and work hard to
Exceed expectations.





CORPORATE OFFICE

AK Steel Corporation
9227 Centre Pointe Drive
West Chester, OH 45069
1-513-425-5000

TRANSFER AGENT AND REGISTRAR

Computershare is the company's stock transfer agent and registrar, and maintains the stockholder accounting records. Please address inquiries to:

Corporate Trust Services
Computershare
250 Royall Street
Canton, MA 02021
Telephone: 1-888-294-8217
International: 312-360-5479
Investors: www.computershare.com/investor
E-mail: web.queries@computershare.com

AK STEEL HOLDING CORPORATION CONTACTS

Investors and Analysts
Albert E. Ferrara, Jr.
Senior Vice President, Corporate Strategy and Investor Relations
1-513-425-2888

Christopher J. Ross
General Manager, Cash Management and Finance
1-513-425-2249

Douglas O. Mitterholzer
Assistant Treasurer
1-513-425-5215

Media, Government and Public Relations
Barry L. Racey
Director, Government and Public Relations
1-513-425-2749

AK STEEL BOARD OF DIRECTORS

James L. Wainscott
Chairman, President and Chief Executive Officer, AK Steel

Robert H. Jenkins
Lead Director of the AK Steel Holding Corporation Board of Directors

Richard A. Abdoo
President, R. A. Abdoo & Co., LLC

John S. Brinzo
Retired Chairman of the Board of Directors and Chief Executive Officer of Cliffs Natural Resources, Inc. (f/k/a Cleveland-Cliffs Inc)

Dennis C. Cuneo
Partner, Fisher & Phillips LLP and President, DC Strategic Advisors, LLC

William K. Gerber
Managing Director, Cabrillo Point Capital LLC

Dr. Bonnie G. Hill
President of B. Hill Enterprises, LLC

Ralph S. Michael, III
President and Chief Executive Officer, Fifth Third Bank, Greater Cincinnati

Shirley D. Peterson
Retired

Dr. James A. Thomson
Retired President and Chief Executive Officer of The RAND Corporation

AK Steel Holding Corporation
9227 CENTRE POINTE DRIVE
WEST CHESTER, OHIO 45069

James L. Wainscott
CHAIRMAN OF THE BOARD, PRESIDENT AND
CHIEF EXECUTIVE OFFICER

April 12, 2013

To our Stockholders:

It is my pleasure to invite you to the 2013 Annual Meeting of Stockholders of AK Steel Holding Corporation. The meeting will be held at 1:30 p.m., Central Daylight Saving Time, on Thursday, May 30, 2013, at the Ritz-Carlton Hotel Chicago, located at 160 E. Pearson Street, Chicago, Illinois 60611. Registration will begin at 1:00 p.m.



Attendance at the Annual Meeting is limited to stockholders of record as of the close of business on April 1, 2013, or their duly appointed proxies, and to guests of Management. If you cannot attend the meeting in person, I urge you to participate by voting your proxy in one of the methods explained in the Notice of 2013 Meeting of Stockholders that you received in the mail. You may also listen to the Annual Meeting via the Internet. To listen to the live webcast, log on at www.aksteel.com and select the link on the homepage for the webcast of the 2013 Annual Meeting of Stockholders. The webcast will begin at 1:30 p.m. and will remain on the Company's website for one year. Please note that you cannot record your vote on this website.

Your vote is important, and the Board and Management of AK Steel appreciate your cooperation in directing proxies to vote at the meeting.

This year we have once again elected to furnish proxy materials to our stockholders on the Internet. We believe this allows us to provide our stockholders with the information they need in an accessible format, while lowering the costs of delivery and reducing the environmental impact of our Annual Meeting. Please review the instructions with respect to each of your voting options as described in the Proxy Statement and the Notice.

Your continuing interest in our company is greatly appreciated. I look forward to seeing you at the Annual Meeting.

Sincerely,

James L. Wainscott

AK STEEL HOLDING CORPORATION

9227 Centre Pointe Drive
West Chester, Ohio 45069

NOTICE OF 2013 ANNUAL MEETING OF STOCKHOLDERS OF AK STEEL HOLDING CORPORATION (THE "COMPANY")



Date: Thursday, May 30, 2013

Time: Registration will begin at 1:00 p.m., Central Daylight Saving Time
The meeting will begin at 1:30 p.m., Central Daylight Saving Time

Place: Ritz-Carlton Hotel Chicago
160 E. Pearson Street
Chicago, Illinois 60611

Purposes:
1. To elect as Directors of the Company the ten candidates nominated by the Board;
2. To ratify, by a non-binding advisory vote, the Audit Committee's appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for 2013;
3. To vote on a non-binding advisory resolution to approve the compensation of our Named Executive Officers;
4. To re-approve the performance goals of the Company's Annual Management Incentive Plan; and
5. To transact such other business as properly may come before the meeting.

Who Can Vote: AK Steel stockholders of record as of the close of business on April 1, 2013.

How You Can Vote: You may vote in person at the meeting or you may vote in advance of the meeting via the Internet, by telephone, or, if you order a paper copy of the proxy materials, by using the proxy card that will be enclosed with those materials. If you intend to use the proxy card, please mark, date and sign it, and then return it promptly in the postage-paid envelope that comes with the card. If you intend to vote over the telephone or via the Internet, please follow the instructions on the Notice of Internet Availability that you received. Those instructions are also available on the Company's website (www.aksteel.com). If you intend to vote in person at the meeting and your shares are held at a broker, bank or other institution, you must obtain a "legal proxy" from your broker, bank or other institution in advance of the meeting in order to vote your shares at the meeting. **Please vote regardless of whether you plan to attend the Annual Meeting.**

Right to Revoke Your Proxy: You may revoke your proxy at any time before it is voted by submitting a new proxy card with a later date or by submitting a subsequent vote via the Internet or by telephone. If you are a stockholder of record, you also may attend the Annual Meeting and revoke your proxy in person.

Who May Attend: Attendance at the Annual Meeting is limited to stockholders of record as of the close of business on April 1, 2013, or their duly appointed proxies, and to guests of Management.

How Do I Prove I Am a Stockholder of Record: If your shares are registered in your name, you will need to present personal photo identification. If your shares are **not** registered in your name (if, for instance, your shares are held in "street name" for you by your broker, bank or other institution), you must present (1) personal photo identification, and (2) proof of stock ownership. We will accept as proof of stock ownership either a copy of your account statement or a letter from your broker, bank or other institution reflecting the number of shares of common stock you owned as of April 1, 2013.

No Recording of Meeting; Packages Subject to Inspection: Please note that you may not record the meeting using a video or audio electronic device of any kind. To enforce this rule and for your safety, we reserve the right to inspect all packages prior to admission at the Annual Meeting and to prohibit certain electronic devices from being brought into the meeting room.

By Authorization of the Board of Directors,
David C. Horn, *Secretary*

West Chester, Ohio
April 12, 2013

PROXY STATEMENT

TABLE OF CONTENTS

	Page
Proxy Statement	1
Proposal 1 — Election of Directors	6
Corporate Governance	18
Director Compensation	28
Director Compensation Table	29
Stock Ownership	30
Executive Compensation	32
Compensation Discussion and Analysis	32
Management Development and Compensation Committee Report	59
Summary Compensation Table	60
Grants of Plan-Based Awards Table	63
Outstanding Equity Awards at Fiscal Year-End Table	65
Option Exercises and Stock Vested Table	68
Pension Benefits Table	69
Nonqualified Deferred Compensation Table	71
Potential Payments Upon Termination or Change-of-Control	72
Audit Committee Report	78
Principal Accounting Firm Fees	79
Proposal 2 — Advisory Vote to Ratify Appointment of Ernst & Young LLP as Independent Registered Public Accounting Firm	80
Proposal 3 — Advisory Vote to Approve Named Executive Officer Compensation	80
Proposal 4 — Re-approval of the Performance Goals of the Annual Management Incentive Plan	83
Stockholder Proposals for the 2014 Annual Meeting and Nominations of Directors	86
Other Matters	86

AK STEEL HOLDING CORPORATION

9227 Centre Pointe Drive
West Chester, Ohio 45069

PROXY STATEMENT

This Proxy Statement is being furnished in connection with the solicitation by the Board of Directors of AK Steel Holding Corporation (the "Company" or "AK Steel") of proxies to be voted at the Annual Meeting of Stockholders ("Annual Meeting") of the Company to be held on May 30, 2013, and at any and all postponements or adjournments thereof.

On April 12, 2013, we mailed to stockholders of record a notice containing instructions on how to access our 2013 Proxy Statement and 2012 Annual Report to Stockholders on the Internet and on how to vote online. That notice also contains instructions on how you can receive a paper copy of the Proxy Statement and Annual Report to Stockholders via the United States mail or an electronic copy via e-mail if you prefer either of those alternatives.

QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING

Q. Why did I receive a notice in the mail regarding the Internet availability of proxy materials instead of a full set of proxy materials?

A. In accordance with rules and regulations of the Securities and Exchange Commission (the "SEC"), instead of mailing a printed copy of our proxy materials to each stockholder of record, we may furnish proxy materials, including this Proxy Statement and the AK Steel 2012 Annual Report to Stockholders, by providing access to such documents on the Internet. Stockholders will not receive printed copies of the proxy materials unless they request them. Instead, a Notice of Internet Availability (the "Notice") was mailed to our stockholders. The Notice provides instructions as to how you may access and review all of the proxy materials on the Internet and also instructs you as to how you may submit your proxy on the Internet. If you would like to receive a paper or email copy of our proxy materials, you should follow the instructions in the Notice for requesting such materials.

Q. What is a "proxy?"

A. A proxy is a person or entity authorized to act for another person. In this instance, the Board of Directors has appointed a Proxy Committee to vote the shares represented by proxy forms submitted to the Company prior to the Annual Meeting. Giving the Proxy Committee your proxy means that you authorize the Proxy Committee to vote your shares on your behalf at the Annual Meeting as you specifically instruct on your proxy card with respect to each proposal, or if a matter that is not raised on the proxy card comes up for a vote at the Annual Meeting, in accordance with the Proxy Committee's best judgment.

Q. Whom am I appointing as my proxy?

A. The Proxy Committee consists of James L. Wainscott, David C. Horn and Roger K. Newport.

Q. What is a Proxy Statement?

A. The document you are reading is a Proxy Statement. It is intended to provide our stockholders with information necessary to vote in an informed manner on matters to be presented at the Annual Meeting. It is sent in conjunction with a solicitation of your proxy.

Q. Why is the Company soliciting my proxy?

A. The Board of Directors is soliciting your proxy to vote at the Annual Meeting because you are a "stockholder of record," which means that you were shown on the Company's records as the owner of

common stock of the Company or you were the beneficial owner of shares held in street name at the close of business on April 1, 2013, the record date. All stockholders of record are entitled to vote at the meeting. It is important that as many stockholders as possible attend the meeting, either in person or by proxy, and vote on the issues to be decided at the Annual Meeting. The process of soliciting proxies is intended to increase the number of stockholders who vote on those issues.

Q. Why did I receive more than one Notice?

A. You may receive more than one Notice if you hold AK Steel stock in different ways (*e.g.*, joint tenancy, in trust, or in a custodial account) or in multiple accounts.

Q. What is the difference between a "stockholder of record" and a beneficial owner of shares held in "street name?"

A. *Stockholder of Record.* If your shares are registered directly in your name with the Company's transfer agent, Computershare Investor Services, LLC ("Computershare"), you are considered the stockholder of record with respect to those shares.

Beneficial Owner of Shares Held in Street Name. If your shares are held in an account at a bank, broker or other institution, then you are the "beneficial owner" of shares held in "street name." The entity holding your account is considered the shareholder of record for purposes of voting at the Annual Meeting. As a beneficial owner, you have the right to instruct that entity on how to vote the shares held in your account.

Q. How do I obtain voting instructions if my stock is held in "street name?"

A. If your stock is held in "street name," you will receive a notice, typically entitled "Voting Instruction Form" or something similar, either electronically or by mail from the bank, broker or other institution holding your stock. This notice contains instructions regarding how to access the proxy materials and how to vote.

Q. If I hold my stock in street name and fail to provide specific voting instructions to the bank, broker or other institution holding it on my behalf, will my stock still get voted?

A. Not on all matters. If you hold your shares in street name and want a vote to be cast on your behalf for all proposals described in this Proxy Statement, you **must** submit your specific voting instructions to the entity holding the stock on your behalf in response to the notice you receive from it.

Q. If I hold my stock in street name and do not provide specific voting instructions to the bank, broker or other institution holding it on my behalf, for which proposals will a vote not be cast on my behalf?

A. If you are a holder of shares in street name and you fail to provide specific voting instructions to the entity holding the stock on your behalf, a vote will **not** be cast on your behalf with respect to the following proposals:

- the election of Directors (Proposal No. 1);
- the advisory vote on Named Executive Officer compensation (Proposal No. 3); and
- the re-approval of the performance goals of the Annual Management Incentive Plan (Proposal No. 4).

Q. If I hold my stock in street name and do not provide specific voting instructions to the bank, broker or other institutions holding it on my behalf, for which proposals may a vote be cast on my behalf?

A. If you are a holder of shares in street name and you fail to provide specific voting instructions to the entity holding the stock on your behalf, that entity may cast a vote on your behalf only with respect to the ratification of the appointment of the independent registered public accounting firm (Proposal 2).

Q. What are "broker non-votes" and how are they counted for voting purposes?

A. "Broker non-votes" occur when a broker (or a bank or other institution holding someone's shares) returns a proxy, but does not vote the shares represented by that proxy on a particular proposal, usually because the beneficial owners of those shares have not provided direction to the holder on how to vote them and the holder does not have discretionary voting power with respect to the proposal. Broker non-votes do not count for voting purposes, but are considered "present" at the meeting and are counted to determine whether there is a quorum present at the meeting.

Q. What documentation must I provide to be admitted to the Annual Meeting?

A. If your shares are registered in your name, you will need to present personal photo identification. If your shares are **not** registered in your name (if, for instance, your shares are held in street name for you by your broker, bank or other institution), you must present (1) personal photo identification, and (2) proof of stock ownership. We will accept as proof of stock ownership either a copy of your account statement or a letter from your broker, bank or other institution, as long as such statement or letter reflects the number of shares of common stock you owned as of April 1, 2013.

Q. What documentation must I provide to vote in person at the Annual Meeting?

A. Upon admission, if you are a stockholder of record, you may vote all shares registered in your name in person at the Annual Meeting. If you are not a stockholder of record as to any of your shares (i.e., instead of being registered in your name, all or a portion of your shares are registered in a street name and held by your broker, bank or other institution for your benefit), you must obtain and bring with you to the meeting a "legal proxy" from the broker, bank or other institution in whose name any of your shares are held in order to vote those shares in-person at the meeting. You should contact the bank, broker or other institution that holds those shares for specific information on how to obtain a legal proxy in order to vote them at the meeting.

Q. Is there any way for me to vote other than in person or by proxy at the Annual Meeting?

A. Yes. If you are a stockholder of record, you may vote over the telephone or via the Internet. The Notice from the Company you received in the mail contains instructions for voting by these methods. If you hold your shares in street name, you must follow the instructions contained in the notice provided to you by the broker, bank or other institution holding your shares on your behalf. If you elect to receive a paper copy of proxy materials from the Company, you may vote by completing the proxy card and returning it by regular mail.

Q. Do I vote only once regardless of how many shares I own? If not, how many votes do I get to cast?

A. You are entitled to one vote for each share of common stock in the Company which you held as of the close of business on April 1, 2013.

Q. What is a quorum and why is it important?

A. In the context of the Annual Meeting, a quorum is the presence at the meeting, either in person or by proxy, of stockholders holding the minimum number of shares of the Company's stock necessary to make the proceedings of that meeting valid under the Company's By-laws and applicable law.

More specifically, the presence of stockholders at the meeting, in person or represented by proxy, holding a majority of the Company's issued and outstanding shares constitutes a quorum. As of April 1, 2013, there were 136,310,324 issued and outstanding shares of the Company's common stock, which is the only class of stock outstanding. The number of shares necessary to constitute a quorum in the context of the Annual Meeting thus is 68,155,163.

Q. What are my choices when voting on a particular proposal?

A. You may vote "FOR", "AGAINST" or "ABSTAIN" with respect to every proposal.

Q. How many votes are needed for the proposals to pass?

A. *Election of Directors (Proposal No. 1).* The affirmative vote of a majority of the votes cast at the Annual Meeting in person or by proxy is required for election as a Director. The "affirmative vote of a majority of the votes cast" means that the number of votes cast "FOR" a Director Nominee's election exceeds the number of votes cast "AGAINST" such Director Nominee's election. Abstentions and broker non-votes are not counted as votes in this context.

Advisory Vote to Ratify Appointment of Ernst & Young LLP as Independent Registered Public Accounting Firm (Proposal No. 2) and Advisory Vote to Approve Named Executive Officer Compensation (Proposal No. 3). Each of these proposals can be approved by the affirmative vote of a majority of the votes cast at the Annual Meeting in person or by proxy. In this context, the "affirmative vote of a majority of the votes cast" means that the number of votes cast "FOR" a proposal exceeds the number of votes cast "AGAINST" such proposal. Abstentions and broker non-votes also are not counted as votes in this context. Please note, however, that the results of the votes regarding the appointment of the independent registered public accounting firm (Proposal No. 2) and the approval of Named Executive Officer compensation (Proposal No. 3) are non-binding.

Re-Approval of the Performance Goals of the Annual Management Incentive Plan (Proposal No. 4). The affirmative vote of a majority of the votes cast at the Annual Meeting in person or by proxy is required for the re-approval of the performance goals of the Annual Management Incentive Plan. The "affirmative vote of a majority of the votes cast" means that the number of votes cast "FOR" the re-approval of the performance goals of the Annual Management Incentive Plan exceeds the number of votes cast "AGAINST" such re-approval of the performance goals of the Annual Management Incentive Plan. Abstentions and broker non-votes are not counted as votes in this context.

Q. What does it mean to "ABSTAIN" from voting and what impact does that have?

A. If you indicate on your proxy card that you wish to "ABSTAIN" from voting with respect to a particular proposal, your shares will not be voted with respect to that proposal. Your shares, however, will be considered "present" and "entitled to vote" at the meeting and will be counted to determine whether there is a quorum present at the Annual Meeting. Beyond being counted for purposes of establishing a quorum, the practical effect of voting to "ABSTAIN" may vary depending upon the proposal for which you submit it. With respect to each of the proposals being voted on at this Annual Meeting, however, voting to "ABSTAIN" will have no practical effect because the outcome of the vote on each proposal will be based upon the number of votes cast and votes to "ABSTAIN" are not counted as votes cast. With respect to Proposal No. 2 (ratification of the appointment of the independent registered public accounting firm) and Proposal No. 3 (approval of Named Executive Officer compensation), the vote is advisory in nature and, to the extent that the Board considers and gives weight to the voting results when considering future action on the subject of the proposal, a vote to "ABSTAIN" provides no input to the Board with respect to your preference on that subject.

Q. Who will count the votes?

A. The votes will be counted by an inspector of election appointed by the Board. The Board has appointed Jeanine Simon of Computershare as the inspector of election and Michael Lang, also of Computershare, as an alternate inspector of election in the event Ms. Simon is unable to serve.

Q. What happens if I return my proxy card but do not mark how I want my votes to be cast?

A. If you timely return a signed and dated proxy card, but do not mark how your shares are to be voted, those shares will be voted by the Proxy Committee as recommended by the Board of Directors.

Q. How does the Board of Directors recommend that I vote?

A. The Board of Directors recommends that you vote your shares:

1. **FOR** the election of each of the nominee Directors (Proposal No. 1).
2. **FOR** the ratification of the appointment of Ernst & Young LLP as independent registered public accounting firm (Proposal No. 2).
3. **FOR** the approval of Named Executive Officer compensation (Proposal No. 3).
4. **FOR** the re-approval of the performance goals of the Annual Management Incentive Plan (Proposal No. 4).

ELECTION OF DIRECTORS
(Proposal 1 on the proxy card)

In accordance with the Company's By-laws, the Board of Directors has fixed the number of Directors at ten. Ten incumbent nominees will stand for election at the Annual Meeting. If elected, each nominee will serve as a Director of the Company for a term expiring on the date of the next succeeding Annual Meeting and until his or her successor is duly elected and qualified. If any nominee is unable to serve, or determines prior to his or her election that he or she will be unable to serve, proxies may be voted by the proxy holders for another person designated by the Board of Directors. The Company has no reason to believe that any nominee will be unable to serve.

Overview

The Company is proud to have a diverse, but cohesive, Board of Directors comprised currently of ten distinguished and highly accomplished individuals, all of whom are independent except for Mr. Wainscott, the Company's President and Chief Executive Officer. Collectively, they bring a wide range of viewpoints and backgrounds to the Board, rooted in a broad base of complementary experience and expertise. They share a record of substantial achievements and extraordinary service in the public sector, private sector business, and charitable endeavors.

The Board's members include current and former top executives of leading American companies. Having overseen successful companies themselves, these Directors are able to assist the Company's Management in reaching and implementing key tactical and strategic decisions, leveraging experiences from their combined decades of leadership and experience. In many instances, the companies with which the Directors are or were formerly executives conduct business in areas that either are related to the Company's ongoing business or operations (such as the automotive or iron ore business), or else share similar characteristics with the Company's business or operations (such as operating in the manufacturing sector).

The Board also includes several Directors who have served the public in high positions with the federal and state governments. In addition to the substantive expertise achieved in the various public offices, these Directors are able to draw upon their general experience in the government sector when exercising their oversight responsibilities as members of the Company's Board. As with most large businesses today, the Company deals with various government agencies on a regular basis and, accordingly, receives great dividends from the insights of these Directors.

Many of the Company's Directors also have served and currently serve on other boards of directors, including the boards of some of the world's top companies, premier academic institutions, and leading charitable organizations. Their experiences on these other boards enhance their base of experience and facilitate their ability to provide strategic oversight and direction to the Company's Management.

As with all boards of directors, the composition of the Company's Board changes over time, as new Directors replace those whose service to the Company has ended. The Nominating and Governance Committee, comprised entirely of independent Directors, is responsible for identifying, screening and recommending persons for nomination by the Board to serve as a Director. Directors are selected on the basis of, among other things, the following criteria listed in the Company's Corporate Governance Guidelines:

- personal qualities and characteristics, such as judgment, integrity, reputation in the business community, and record of public service;
- business and/or professional expertise, experience and accomplishments;
- ability and willingness to devote sufficient time to the affairs of the Board and of the Company;
- diversity of viewpoints, backgrounds and experience they will bring to the Board; and

- the needs of the Company at the time of nomination to the Board and the fit of a particular individual's skills and personality with those of other Directors in building a Board that is effective and responsive to the needs of the Company.

One of the explicit criteria listed above for selection as a Director nominee is the diversity of viewpoints, backgrounds and experience the potential nominee will bring to the Board. Thus, the Nominating and Governance Committee specifically considers diversity in discharging its duty to identify, screen and review individuals qualified to serve as Directors of the Company. In addition, pursuant to its Charter, the Committee also annually reviews the size and composition of the Board as a whole to consider whether the Board reflects the appropriate balance of skills, experience and other characteristics, including diversity. The Committee does not, however, apply a narrow definition of diversity that would limit it to an individual's gender, race, ethnic background or other such personal characteristics. Rather, the Committee views diversity as an expansive criteria that encompasses differing backgrounds, perspectives, personal qualities, technical skills, professional experience, expertise, education and other desired qualities. It utilizes this inclusive view in the context of identifying and evaluating nominees whose viewpoints, attributes and experiences, taken as a whole, will complement the existing Board and facilitate its ability to be effective and responsive to the needs of the Company and its stockholders.

The Nominating and Governance Committee may solicit input and/or recommendations from other members of the Board and/or independent advisors. After the Committee's deliberations are completed, it reports its findings and recommendations to the Board. The Board then proposes a slate of nominees to the stockholders for election to the Board at the annual stockholders' meeting. Between annual stockholders' meetings, the Board (based on the recommendations of the Nominating and Governance Committee) may elect Directors to serve until the next annual meeting. Using this methodology, the Board nominates candidates who the Board feels are the best available choice to complement the experience and expertise of the existing Directors and to represent the interests of the Company and its stockholders.

Set forth below is a description of the particular experience, qualifications, attributes and skills of each Director-nominee that led the Board to conclude that he or she should be nominated to serve as a Director of AK Steel. While each nominee, of course, has many other traits and qualifications to serve as a Director of AK Steel, the descriptions set forth below are intended to articulate the most significant of them and the ones to which the Board gave the most attention in its evaluation of who should be nominated to serve as a Director of AK Steel. As discussed above, however, the Board also gave consideration to the overall composition of the Board and to ensuring that the Board continues to have a broad diversity of viewpoints, backgrounds and experience.

Information Concerning Nominees for Directors



Richard A. Abdoo

Age:	69
AK Steel Director Since:	April 19, 2001
AK Steel Committees:	Management Development and Compensation (Chair), Nominating and Governance
Current Principal Occupation:	President, R. A. Abdoo & Co., LLC
Prior Significant Positions Held:	Served as Chairman and Chief Executive Officer of Wisconsin Energy Corporation from May 1991 to April 2004, and as President from May 1991 to March 2003
*Other Public Directorships Held:**	NiSource Inc. (2008 — present), ZBB Energy Corporation (2009 — present), RENERGY Corporation (f/k/a Catalytica Energy Systems, Inc. 2005 — 2009)
Education:	Bachelor degree in electrical engineering from the University of Dayton; Master of Arts degree in economics from the University of Detroit
Other Information:	Member of the American Economic Association and a registered professional engineer in Michigan, Ohio, Pennsylvania and Wisconsin
Narrative Description of Experience, Qualifications, Attributes and Skills:	By virtue of his former positions as Chairman and Chief Executive Officer of Wisconsin Energy Corporation, as well as his current positions as a member of the Boards of Directors of two other energy-related companies, Mr. Abdoo has extraordinary expertise and experience pertaining to energy issues. Because the steel industry is an intense user of energy, his depth of knowledge of the energy industry is of particular note with respect to his qualifications to serve as a Director of AK Steel, though it clearly is not the sole reason for his nomination to the Board. More broadly, by virtue of his diverse background and experience, Mr. Abdoo provides valuable insights with respect to a broad range of business, social and governance issues facing corporations today. As a former Chief Executive Officer, Mr. Abdoo understands well the issues facing executive management of a major corporation. As a registered professional engineer in several states, Mr. Abdoo is able to offer a unique technical perspective to issues under consideration by the Board. By virtue of his long-time role as a champion of humanitarian and social causes, including on behalf of the Lebanese community, he has great expertise with respect to the social issues confronting corporate America. As a result of his commitment to and work on behalf of social causes, he is a recipient of the Ellis Island Medal of Honor, presented to Americans of diverse origins for their outstanding contributions to their own ethnic groups and to American society.

* Included in this section for Mr. Abdoo, and similarly for all other nominees below, are all directorships at public companies and registered investment companies held currently or at any time since January 1, 2008.



John S. Brinzo

Age:	71
AK Steel Director Since:	January 19, 2007
AK Steel Committees:	Finance, Management Development and Compensation, Nominating and Governance
Current Principal Occupation:	Retired Chairman of the Board of Directors and Chief Executive Officer of Cliffs Natural Resources, Inc. (f/k/a Cleveland-Cliffs Inc)
Prior Significant Positions Held:	Served as Chairman, President and Chief Executive Officer of Cliffs Natural Resources, Inc. (f/k/a Cleveland-Cliffs Inc) from July 2003 until April 2005; served as Chairman and Chief Executive Officer of Cliffs Natural Resources, Inc. (f/k/a Cleveland-Cliffs Inc) from January 2000 until his retirement as CEO in September 2006 and subsequent retirement as Chairman in May 2007
Other Public Directorships Held:	Delta Air Lines, Inc. (2007 — present), The Brinks Company (2004 — 2008), Alpha Natural Resources, Inc. (2006 — 2009), Brink's Home Security Holdings, Inc. (2008 — 2010)
Education:	Bachelor of Science degree in business administration from Kent State University; Master of Business Administration degree from Case Western Reserve University
Other Information:	Serves on the board of trustees for the Kent State Endowment Foundation. Past Chairman of the National Mining Association. Past director of the American Iron and Steel Institute.
Narrative Description of Experience, Qualifications, Attributes and Skills:	Mr. Brinzo brings to the Board a broad knowledge of, and unique insights into, raw materials issues, an area which is and will remain vital to the Company's business. Mr. Brinzo guided Cliffs Natural Resources, Inc. (then known as Cleveland-Cliffs Inc) through some of the most difficult times in the history of the iron ore and steel industries, expanding the company with domestic and international acquisitions, and transforming it into a very successful world-wide enterprise. Mr. Brinzo's contribution to the Board, however, is not limited to his industrial expertise and experience. He has years of executive management experience which he is able to draw upon when exercising his oversight responsibilities as a member of the Company's Board. In addition, by virtue of his service on other large company boards, such as Alpha Natural Resources, Inc., Brinks Home Security Holdings, Inc. and Delta Airlines, Inc., Mr. Brinzo provides valuable experience in dealing with other areas of Board responsibility, including with respect to corporate governance and executive compensation matters. Mr. Brinzo also has an extensive financial background and served as Controller and Chief Financial Officer of Cliffs Natural Resources. He is Chairman of Delta Airline's Audit Committee and has served on three other audit committees of publicly traded companies.



Dennis C. Cuneo

Age:	63
AK Steel Director Since:	January 21, 2008
AK Steel Committees:	Audit, Public and Environmental Issues
Current Principal Occupation:	Managing Partner, Washington DC office, Fisher & Phillips LLP and President, DC Strategic Advisors, LLC
Prior Significant Positions Held:	Served as an attorney at Arent Fox LLP from 2006 to 2010, Senior Vice President of Toyota Motor North America, Inc. from 2000 to 2006, Corporate Secretary and Chief Environmental Officer of Toyota Motor North America, Inc. from 2004 to 2006, and Senior Vice President of Toyota Motor Manufacturing North America from 2001 to 2006
Other Public Directorships Held:	BorgWarner Inc. (2009 — present)
Education:	Bachelor of Science degree from Gannon College; Master of Business Administration degree from Kent State University; Juris Doctor degree from Loyola University
Other Information:	Serves on the boards of directors for the Center for Automotive Research and SSOE Group. Serves on the board of trustees for Loyola University, and as a member of the Visiting Committee of the University of Chicago's Physical Sciences Division. Served as Chairman of the Cincinnati Branch of the Federal Reserve from 2003 to 2004. Former member of the executive committee and chair of the human resources group of the National Association of Manufacturers. Previous gubernatorial appointments in California, Kentucky, and Mississippi.
Narrative Description of Experience, Qualifications, Attributes and Skills:	Mr. Cuneo brings a wealth of experience in, and a deep understanding of, the automotive industry, a key part of the Company's product market and strategy. Mr. Cuneo is a former senior executive and officer at Toyota Motor North America, Inc. and Toyota Motor Manufacturing North America. Mr. Cuneo's Toyota career spanned more than 22 years, during which he was responsible for legal affairs, administration, public relations, investor relations, environmental affairs, corporate advertising, government relations, philanthropy, planning, research and Toyota's Latin America Research Group. As one of Toyota's earliest American executives, he was instrumental in the launch of the company's manufacturing operations in North America, and led Toyota's site selection team for North America for over 10 years. He continues to consult in the automotive industry, and sits on the Boards of BorgWarner Inc., a publicly-traded automotive supplier, and the Center for Automotive Research, a leading auto industry think tank. Thus, he not only brings to the Board his knowledge of the automotive industry and its trends, he also contributes significantly to its expertise and experience in a broad range of Board oversight areas. Mr. Cuneo also is a licensed attorney, so he is able to provide a legal perspective on issues facing the Board and the Company, particularly with respect to corporate governance and regulatory matters.



William K. Gerber

Age:	59
AK Steel Director Since:	January 1, 2007
AK Steel Committees:	Finance, Audit (Chair), Public and Environmental Issues
Current Principal Occupation:	Managing Director, Cabrillo Point Capital LLC
Prior Significant Positions Held:	Served as Executive Vice President and Chief Financial Officer of Kelly Services, Inc. from 1998 to December 2007; served as Vice President-Finance from 1993 to 1998 and Vice President-Corporate Controller from 1987 to 1993 of The Limited Brands Inc. (f/k/a The Limited, Inc.)
Other Public Directorships Held:	Kaydon Corporation (2007 — present), Wolverine World Wide, Inc. (2008 — present)
Education:	Bachelor of Science in Economics degree from the Wharton School at the University of Pennsylvania; MBA degree from the Harvard Graduate School of Business Administration
Other Information:	Certified Public Accountant
Narrative Description of Experience, Qualifications, Attributes and Skills:	Mr. Gerber brings an impressive background in corporate finance and accounting to AK Steel's Board. Mr. Gerber currently is Managing Director of Cabrillo Point Capital LLC, a private investment fund. Prior to that, he was Executive Vice President and Chief Financial Officer of Kelly Services, Inc., a global staffing solutions company. Prior to joining Kelly Services, Mr. Gerber held senior management positions in corporate finance for The Limited, Inc. He also is a Certified Public Accountant. By virtue of these and other positions, Mr. Gerber is one of the Board's "audit committee financial experts." He thus contributes a broad and keen understanding of complex financial and accounting matters to the Board and its Audit Committee, which he chairs. The Board also benefits from Mr. Gerber's membership on the audit committees of two other public companies, Kaydon Corporation and Wolverine World Wide, Inc., as he is able to share best practices and ideas learned and developed during his service on those committees.



Dr. Bonnie G. Hill

Age:	71
AK Steel Director Since:	April 7, 1994
AK Steel Committees:	Nominating and Governance, Public and Environmental Issues
Current Principal Occupation:	President of B. Hill Enterprises, LLC
Prior Significant Positions Held:	Served as President and Chief Executive Officer of The Times Mirror Foundation and Vice President of The Times Mirror Company from February 1997 to July 2001; served as Senior Vice President Communications and Public Affairs for the Los Angeles Times from August 1998 to July 2001; prior thereto, served as Dean of the McIntire School of Commerce at the University of Virginia
Other Public Directorships Held:	The Home Depot, Inc. (1999 — present; Lead Director 2008 — present), Yum Brands, Inc. (2004 — present), and California Water Service Group (2004 — present)
Education:	Bachelor of Science degree from Mills College; Masters degree from California State University; Ed.D. from University of California, Berkeley
Other Information:	Serves on the board of The RAND Corporation, and is a former member of the Public Company Accounting Oversight Board's Investor Advisory Committee.
Narrative Description of Experience, Qualifications, Attributes and Skills:	Dr. Hill has a distinguished record in both the public and private sectors, and brings to the Board her experience and expertise as a leader in both areas. She has particular expertise in corporate governance and board organizational and public policy issues. She has been a speaker and panelist at leading seminars across the country on these topics and currently is President of a consulting firm that specializes in providing advice with respect to them. Dr. Hill has served on the boards of some of America's leading companies and currently serves as the Lead Director for The Home Depot Board of Directors. The AK Steel Board benefits from the breadth and depth of Dr. Hill's understanding of corporate governance and other Board issues, gleaned from her experiences on these other boards and as a leading commentator on the subject. Having served in various positions with the State of California in the administration of Governor Pete Wilson, with the Securities & Exchange Commission, and with the administrations of Presidents Ronald W. Reagan and George W. Bush, Dr. Hill has a thorough understanding of the public sector and is able to provide insight to the other members of the Public and Environmental Issues Committee, and to the Board at large, with respect to issues relating to government oversight, interaction and communication.



Robert H. Jenkins

Age:	70
AK Steel Director Since:	January 24, 1996
AK Steel Committees:	Management Development and Compensation, Nominating and Governance (Chair)
Current Principal Occupation:	Lead Director of the Company's Board of Directors
Prior Significant Positions Held:	Served as the non-executive Chairman of the Board of the Company from October 2003 through December 2005; served as Chairman of the Board of Sundstrand Corporation from April 1997 and as President and Chief Executive Officer of that company from September 1995, in each case until his retirement in August 1999 following the merger of Sundstrand Corporation with and into United Technologies Corporation in June 1999; employed by Illinois Tool Works as its Executive Vice President and in other senior management positions for more than five years prior thereto
Other Public Directorships Held:	Clarcor Inc. (1999 — present), ACCO Brands Corporation (2007 — present; Presiding Independent Director 2009 — present)
Education:	Bachelor of Science degree in Business Administration and Engineering from the University of Wisconsin
Other Information:	Past member of the board of trustees for the Manufacturers Alliance and the National Association of Manufacturers. Past member of the board of directors of Sentry Insurance and Visteon Corporation.
Narrative Description of Experience, Qualifications, Attributes and Skills:	Mr. Jenkins brings to the Board a long and accomplished history of service and leadership on this Board and on the boards of other companies. In 2003 he was selected by *Board Alert* as one of the year's seven Outstanding Directors in the United States. In addition to serving as the Lead Director of AK Steel, he also serves as the Presiding Independent Director of ACCO Brands Corporation. He has a keen understanding of executive management issues by virtue of his own experiences as an executive in the private sector, including as former Chairman and Chief Executive Officer of Sundstrand Corporation and as a senior executive at Illinois Tool Works. His prior experience with Sundstrand and Illinois Tool Works also provided Mr. Jenkins with an in-depth understanding of industrial processes and management of a manufacturing business. The Board and the Company's Management gain valuable strategic and operational guidance from Mr. Jenkins, owing to his depth and breadth of experience in manufacturing companies and his history of board leadership positions.



Ralph S. Michael, III

Age:	58
AK Steel Director Since:	July 20, 2007
AK Steel Committees:	Finance (Chair), Audit, Management Development and Compensation
Current Principal Occupation:	President and Chief Executive Officer, Fifth Third Bank, Greater Cincinnati
Prior Significant Positions Held:	Former President and Chief Operating Officer of the Ohio Casualty Insurance Company from July 2005 until its sale in August 2007; served as Executive Vice President and Manager of West Commercial Banking for U.S. Bank, National Association, and then as Executive Vice President and Manager of Private Asset Management for U.S. Bank, from 2004 through July 2005; served as President of U.S. Bank Oregon from 2003 to 2005; served as Executive Vice President and Group Executive of PNC Financial Services Group, with responsibility for PNC Advisors, PNC Capital Markets and PNC Leasing, from 2001 to 2002; served as Executive Vice President and Chief Executive Officer of PNC Corporate Banking from 1996 to 2001
Other Public Directorships Held:	Key Energy Services Inc. (2003 — present), Arlington Asset Investment Corporation (2006 — present), and FBR & Co. (2009 — present)
Education:	Bachelor of Arts degree in economics from Stanford University; Master of Business Administration degree from the University of California at Los Angeles (UCLA) Graduate School of Management
Other Information:	Serves on the boards of directors of The Cincinnati Bengals, Inc., the Cincinnati Center City Development Corporation, and AAA Northern California, Nevada, & Utah Insurance Exchange. Serves on the board of trustees of Xavier (OH) University, the Good Samaritan Hospital Foundation, and the Cincinnati Chapter of The American Red Cross.
Narrative Description of Experience, Qualifications, Attributes and Skills:	Mr. Michael brings a strong business, banking and financial background to the Board. Mr. Michael has held executive level positions with several companies in the insurance and financial sectors, including in his current capacity as President and Chief Executive Officer of Fifth Third Bank, Greater Cincinnati. Previously, Mr. Michael held various executive and management positions with Ohio Casualty Insurance Company, U.S. Bank and PNC Financial Services Group. As a result of these years of experience in executive management and financial services, Mr. Michael is one of the Board's "audit committee financial experts." His experience and background also enable him to provide valuable insights on a variety of Board oversight matters, including complex banking and financial issues. In addition, the Board and Management benefit from the experience and knowledge Mr. Michael provides from service on other public company boards. These include capital markets and finance matters as a director for FBR & Co. and energy-related issues as a member of the board and Lead Director of Key Energy Services, Inc.



Shirley D. Peterson

Age:	71
AK Steel Director Since:	January 13, 2004
AK Steel Committees:	Audit, Nominating and Governance
Current Principal Occupation:	Retired
Prior Significant Positions Held:	Served as President of Hood College, an independent liberal arts college in Frederick, Maryland from 1995 until 2000; served in the U.S. government, first appointed by President George H. W. Bush as Assistant Attorney General in the Tax Division of the Department of Justice, then as Commissioner of Internal Revenue Service from 1989 until 1993; partner in the law firm of Steptoe & Johnson from 1969 until 1989 and 1993 until 1994
Other Public Directorships Held:	Goodyear Tire & Rubber Company (2004 — present), Wolverine World Wide, Inc. (2005 — present), and Champion Enterprises, Inc. (2004 — 2010)
Education:	Bachelor of Arts degree from Bryn Mawr College; JD degree from the New York University School of Law
Other Information:	Recipient of the Distinguished Service Award from the U.S. Department of Treasury and the Edmund J. Randolph Award for outstanding service from the U. S. Department of Justice. Former director on the board of Bethlehem Steel Corporation. Former Trustee and Chairman of the Board of a DWS Fund Complex (f/k/a Scudder Mutual Funds). Trustee Emerita, Bryn Mawr College.
Narrative Description of Experience, Qualifications, Attributes and Skills:	Ms. Peterson brings to the Board a wealth of diverse and distinguished experience from her career in both the public and private sectors. She has relevant financial, executive management and legal experience as well as extensive experience on public company boards, including several in the steel or manufacturing sector. Her service to the U.S. government includes her appointment by President George H. W. Bush as Assistant Attorney General in the Tax Division of the Department of Justice, and a subsequent appointment as Commissioner of the Internal Revenue Service. In the private sector, Ms. Peterson's experience includes serving as President of Hood College and as head of the tax practice of Steptoe & Johnson, a leading national law firm. She also served on the board of directors of Bethlehem Steel Corporation, as well as the boards of other public manufacturing companies. This variety of experience at the highest levels in different sectors and areas, including the steel industry, enables Ms. Peterson to bring a valuable and diverse viewpoint to the Board.



Dr. James A. Thomson

Age:	68
AK Steel Director Since:	March 18, 1996
AK Steel Committees:	Audit, Public and Environmental Issues (Chair)
Current Principal Occupation:	Retired President and Chief Executive Officer of The RAND Corporation
Prior Significant Positions Held:	President and Chief Executive Officer of The RAND Corporation from 1989 to 2011. From 1977 to January 1981, Dr. Thomson was a member of the National Security Council staff at the White House. He served on the staff of the Office of the Secretary of Defense from 1974 to 1977.
Other Public Directorships Held:	Encysive Pharmaceuticals Inc. (f/k/a Texas Biotechnology Corporation) (1994 — 2008)
Education:	Bachelor of Science degree in physics from the University of New Hampshire; M.S. and Ph.D. in physics from Purdue University
Other Information:	Serves on the board of directors of Praedicat, Inc. Member of the Council on Foreign Relations, New York; the International Institute for Strategic Studies, London; and the boards of the Los Angeles World Affairs Council and the Los Angeles Regional Food Bank. Former member of the National Security Council staff at the White House, where he was primarily responsible for defense and arms-control matters related to Europe, and the staff of the Office of the Secretary of Defense.
Narrative Description of Experience, Qualifications, Attributes and Skills:	Dr. Thomson is the former President and Chief Executive Officer of The RAND Corporation. Dr. Thomson had been President and Chief Executive Officer of The RAND Corporation since 1989 and a member of its staff since 1981. RAND is a nonprofit, nonpartisan institution that seeks to improve public policy through research and analysis. RAND's agenda is broad, including international security, supply chains, health policy, energy and environment, and economics, to name just a sample. Through his position as the top executive of, and years of service with, a think tank providing policy-related research and analysis, Dr. Thomson is able to provide the Board and the Company an unparalleled perspective and depth of knowledge with respect to public policy issues and global trends that affect the Company's business. As a result, Dr. Thomson is extremely well-suited for his position as Chair of the Public and Environmental Issues Committee. As a former CEO, Dr. Thomson also provides a valuable perspective on the current issues confronting executive management.



James L. Wainscott

Age:	56
AK Steel Director Since:	October 16, 2003
AK Steel Committees:	None
Current Principal Occupation:	Chairman, President and Chief Executive Officer of the Company
Prior Significant Positions Held:	President and Chief Executive Officer of the Company from October 2003 to December 2005; Chief Financial Officer from July 1998 to October 2003; Treasurer of the Company from April 1995 to April 2001; elected Senior Vice President of the Company in January 2000, having previously served as Vice President from April 1995 until that date
Other Public Directorships Held:	Parker-Hannifin Corporation (2009 — present)
Education:	Bachelor of Science degree in accounting from Ball State University; Master of Business Administration degree from the University of Notre Dame
Other Information:	Former Chairman and current member of the board of trustees for the Good Samaritan Hospital Foundation and serves on the board of trustees of Xavier (OH) University; Former Chairman, American Iron and Steel Institute; Certified Public Accountant, Certified Management Accountant, Certified Internal Auditor, Certified Information Systems Auditor and Chartered Financial Analyst
Narrative Description of Experience, Qualifications, Attributes and Skills:	Mr. Wainscott serves as the Chairman of the Board and the Company's Chief Executive Officer and President. Mr. Wainscott began his steel industry career in 1982 with the former National Steel Corporation, holding a number of increasingly responsible positions at plant and corporate headquarters levels. He joined AK Steel as vice president and treasurer in 1995, later advancing to senior vice president and CFO before becoming the Company's President and Chief Executive Officer in 2003. By virtue of this experience, Mr. Wainscott has an extraordinarily broad and deep knowledge of the Company and the steel industry. As the only employee-Director on the Board, he is able to provide the Board with an "insider's view" of what is happening in all facets of the Company. He shares not only his vision for the Company, but also his hands-on perspective as a result of his daily management of the Company and constant communication with employees at all levels. A former chairman of the American Iron and Steel Institute, Mr. Wainscott is able to furnish the Board with the most recent and relevant information affecting the steel industry. Mr. Wainscott's appointment to the board of directors of the Parker-Hannifin Corporation has further expanded his exposure to other management styles and governance perspectives.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE <u>FOR</u> THE ELECTION OF EACH OF THE FOREGOING NOMINEES.

CORPORATE GOVERNANCE

Committees of the Board of Directors

The Board of Directors has five standing committees: an Audit Committee, a Finance Committee, a Management Development and Compensation Committee, a Nominating and Governance Committee, and a Public and Environmental Issues Committee. The table below shows the current membership for each Board committee.

Director	Finance Committee	Audit Committee	Management Development and Compensation Committee	Nominating and Governance Committee	Public and Environmental Issues Committee
Richard A. Abdoo			✓(Chair)	✓	
John S. Brinzo	✓		✓	✓	
Dennis C. Cuneo		✓			✓
William K. Gerber	✓	✓(Chair)			✓
Dr. Bonnie G. Hill				✓	✓
Robert H. Jenkins(1)			✓	✓(Chair)	
Ralph S. Michael, III	✓(Chair)	✓	✓		
Shirley D. Peterson		✓		✓	
Dr. James A. Thomson		✓			✓(Chair)
James L. Wainscott(2)					

(1) Mr. Jenkins is the independent Lead Director of the Board.

(2) Mr. Wainscott is the Chairman of the Board.

Audit Committee

The Audit Committee has five members and met thirteen times in 2012. The primary purpose of the Audit Committee is to assist the Board of Directors in fulfilling its responsibility to oversee Management's conduct of the Company's financial reporting process, including:

- overseeing the integrity of the Company's financial statements;
- monitoring compliance with legal and regulatory requirements;
- assessing the independent registered public accounting firm's qualifications and independence;
- assessing the performance of the independent registered public accounting firm and internal audit function;
- determining annually that one or more of its members meets the definition of "audit committee financial expert" within the meaning of the Sarbanes-Oxley Act of 2002; and
- reviewing annually the financial literacy of each of its members, as required by the New York Stock Exchange listing standards.

In fulfilling these responsibilities, the Audit Committee selects and appoints the independent registered public accounting firm that will serve as the independent auditor of the Company's annual financial statements. As a matter of good corporate governance, the Committee seeks ratification by the Company's stockholders of the appointment of that firm as the Company's independent registered public accounting firm. The Committee also meets with representatives of that accounting firm to review the plan, scope and results of the annual audit, the Company's critical accounting policies and estimates, and the recommendations of the independent registered public accounting firm regarding the Company's internal accounting systems and controls. The report of the Audit Committee is located on page 78.

At its March 2013 meeting, the Board of Directors determined that all of the members of the Audit Committee are financially literate and that each of Messrs. Gerber and Michael is an "audit committee financial expert," as that term is defined in Item 407(d)(5) of Regulation S-K under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Audit Committee satisfies the requirements of New York Stock Exchange Rules 303A.06 and 303A.07 and Rule 10A-3 of the Exchange Act and each of its members satisfies the independence, financial literacy and other requirements of those provisions and New York Stock Exchange Rule 303A.02.

Management Development and Compensation Committee

The Management Development and Compensation Committee has four members and met five times in 2012. The primary purpose of the Management Development and Compensation Committee is to assist the Board in overseeing the Company's management compensation policies and practices, including:

- overseeing and reporting to the Board on the development and implementation of the Corporation's policies and programs for the development of its senior leadership;
- overseeing and reporting to the Board the development and implementation of the Corporation's Executive Officer succession plan;
- determining and approving the compensation of the Company's Chief Executive Officer;
- determining and approving compensation levels for the Company's other Executive Officers;
- reviewing and approving management incentive compensation policies and programs;
- reviewing and approving equity compensation programs for employees;
- reviewing and approving for inclusion in the proxy statement the Compensation Discussion and Analysis;
- reviewing and assessing the Corporation's compensation program to determine whether any of its aspects encourage excessive or inappropriate risk-taking;
- reviewing and assessing any shareholder advisory vote on the compensation of the Corporation's Named Executive Officers ("say-on-pay vote") and consider whether to make any adjustments to the Corporation's executive compensation policies and practices in light of such assessment;
- reviewing and recommending to the Board the frequency with which the Corporation should submit to the shareholders a say-on-pay vote; and
- reviewing the independence of compensation committee consultant(s).

At its March 2013 meeting, the Board of Directors determined that all of the members of the Management Development and Compensation Committee are "outside directors" as that term is defined by the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"), in Section 162(m) and "non-employee directors" as that term is defined in Rule 16b-3(b)(3) under the Exchange Act. The Management Development and Compensation Committee satisfies the requirements of New York Stock Exchange Rule 303A.05 and each of its members satisfies the independence and other requirements of that rule and New York Stock Exchange Rule 303A.02. For additional information concerning the Management Development and Compensation Committee and its activities, see "Compensation Discussion and Analysis" beginning on page 32.

Nominating and Governance Committee

The Nominating and Governance Committee has five members and met five times in 2012. The primary purpose of the Nominating and Governance Committee is to assist the Board in:

- reviewing the size and composition of the Board as a whole, including whether the Board reflects the appropriate balance of independence, sound judgment, business specialization, technical skills, diversity and other desired qualities;

- identifying, screening and reviewing individuals qualified to serve as Directors and recommending to the Board candidates for nomination for election at the Annual Meeting of Stockholders or to fill Board vacancies;
- overseeing the Company's policies and procedures for the receipt of stockholder suggestions regarding Board composition and recommendations of candidates for nomination by the Board;
- developing, recommending to the Board and overseeing implementation of the Company's Corporate Governance Guidelines;
- reviewing on a regular basis the overall corporate governance of the Company and recommending improvements when necessary;
- considering the independence and related qualifying determinations of each Director and nominee for Director and making a recommendation to the Board with respect to such matters; and
- reviewing the Company's policies and procedures for the review, approval or ratification of reportable transactions with related persons, including reviewing and addressing conflicts of interest of Directors and Executive Officers, and making a recommendation to the Board with respect to such matters.

At its March 2013 meeting, the Board of Directors determined that all of the members of the Nominating and Governance Committee satisfy the independence and other requirements of New York Stock Exchange Rules 303A.02 and 303A.04.

In fulfilling its responsibility of identifying, screening and recommending persons for nomination by the Board to serve as a director, the Committee may solicit input and/or recommendations from other members of the Board and/or independent advisors. After the Committee deliberates, it reports its findings and recommendation to the Board. The Board then considers that recommendation and proposes a slate of nominees to the stockholders for election to the Board. In addition to meeting independence requirements, nominees for the Board must not have reached their 74th birthday at the time of their election. The principal criteria used for the selection of nominees, as well as the focus of the Committee on diversity as part of the selection process, is described more fully above at page 6 under "Overview."

The Nominating and Governance Committee will give appropriate consideration to candidates for Board membership nominated by stockholders in accordance with the Company's By-laws, or as otherwise recommended, and will evaluate such candidates in the same manner as other candidates identified to the Committee. Any such recommendations may be submitted in writing to the Chairman of the Nominating and Governance Committee, c/o Secretary, AK Steel Holding Corporation, 9227 Centre Pointe Drive, West Chester, Ohio 45069, and should contain all required information and any other supporting material the stockholder considers appropriate. The Committee also will consider whether to nominate any person nominated by a stockholder pursuant to the provisions of the Company's By-laws relating to stockholder nominations as described below at page 86 in "Stockholder Proposals for the 2014 Annual Meeting and Nominations of Directors." No such nominee was recommended by any stockholder or stockholder group for election at the 2013 Annual Meeting.

Public and Environmental Issues Committee

The Public and Environmental Issues Committee has four members and met five times in 2012. The primary purpose of the Public and Environmental Issues Committee is to review on behalf of the Board, and to advise Management with respect to, significant public policy, environmental, legal, health and safety, and trade issues pertinent to the Company and its policies.

Finance Committee

The Finance Committee has three members and met five times in 2012. The primary purpose of the Finance Committee is to advise and assist the Board in fulfilling its oversight responsibilities with respect to:

- the Company's exposure to short- and long-term financial risk and Management's strategies, plans and procedures to manage that risk;
- the Company's capital structure and liquidity, including credit facilities;
- Management's assessment of the Company's cash needs, evaluation of capital market and other options to assist in addressing those needs, and recommendations with respect to those options; and
- the performance of the members of any Benefit Plans Administrative Committee and any Benefit Plans Asset Review Committee of the Company, and the performance of assets under the direction of the Benefit Plans Asset Review Committee.

Majority Voting

Section 7(a) of the Company's By-laws provides that each Director in an uncontested election shall be elected by the vote of the majority of votes cast at any meeting for the election of Directors. The By-laws also include a Director resignation procedure consistent with the majority vote standard requiring an incumbent Director who does not receive the requisite affirmative majority of the votes cast for the Director's re-election to tender his or her resignation to the Board within 30 days. The Board, after considering the recommendation of the Nominating and Governance Committee on the matter, will publicly disclose its decision as to whether to accept the tendered resignation within 90 days after the certification of election results.

Director nominees in contested elections will continue to be elected by the vote of a plurality of the votes cast.

Attendance at Meetings

The Board of Directors met nine times in 2012. The Company expects each Director to make a diligent effort to attend all Board meetings and meetings of those committees of which he or she is a member. During 2012, no Director attended fewer than 93% of the aggregate of the total meetings of the Board and those committees of which he or she was a member. The Company does not have a formal written policy regarding Director attendance at the Annual Meeting, although Directors are encouraged to attend. All Directors attended the 2012 Annual Meeting in person.

Director Stock Ownership Guidelines

Under the stock ownership guidelines for non-employee Directors, each such Director is expected to hold at least 25% of the shares of the Company's common stock issued to that Director pursuant to a restricted stock unit award until at least six months following the Director's termination of service on the Board. All of the Directors currently are in compliance with the stock ownership guidelines.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company's Directors and officers, and persons who own beneficially more than ten percent of a registered class of the Company's equity securities, to file with the Securities and Exchange Commission initial reports of ownership of the equity securities of the Company and reports of changes in that ownership. Exchange Act Rule 16a-3(e) requires officers, Directors and greater-than-ten-percent beneficial owners to furnish the Company with copies of all reports that they file pursuant to Section 16(a).

To the Company's knowledge, based upon a review of the copies of the reports furnished to the Company and written representations from its Executive Officers and Directors, all Section 16(a) filing requirements applicable to the Company's officers and Directors were complied with during 2012.

Board Leadership Structure

The Company's Chief Executive Officer, Mr. James L. Wainscott, currently also serves as the Chairman of its Board of Directors. He has held both roles since first being elected to the position of Chairman in January 2006. In keeping with what the Board views as a best practice for public companies with a combined chief executive and chairperson, since January 2006 the Board also has appointed an independent Director to serve as the Lead Director of the Board. Mr. Robert H. Jenkins has served in that role since it was established in January 2006.

While the Board presently believes that combining the Chief Executive Officer and Chairman roles is the best and most efficient leadership structure for the Company, the Board expressly notes in its Corporate Governance Guidelines that it retains the authority to separate these functions if it deems such action appropriate. Indeed, that was the case immediately prior to combining the roles with Mr. Wainscott. From September 2003 until January 2006, Mr. Jenkins was the non-executive Chairman of the Board while Mr. Wainscott served as the Company's Chief Executive Officer.

In determining in 2006, and annually since then, that the Company and its stockholders would be best served with Mr. Wainscott leading the Board as it oversees the strategic direction, business and other affairs of the Company, the Board has considered many factors. Chief among the factors relied upon by the Board in determining that this leadership structure is appropriate are the following:

- Mr. Wainscott's extensive steel industry and financial experience gained during his career. The Board believes that this experience is particularly valuable in light of the many challenges currently facing the Company and the steel industry. The Company and the cyclical steel industry are continuing to face difficult business and economic conditions following the severe global recession which started in the fall of 2008 and continue to face significant technological, environmental and other significant challenges to their business. Mr. Wainscott's experience provides an extremely valuable and particularly well-suited foundation for developing the business strategies and tactics to meet those challenges;
- Mr. Wainscott's role in managing the Company's business on a day-to-day basis and the keen awareness of, insights into, and deep understanding of the most important matters affecting the Company which he derives from that role;
- The combination of Mr. Wainscott's day-to-day management of the business in his role of Chief Executive Officer and his leadership of the Board in its oversight of the strategic initiatives and risk management uniquely enables Mr. Wainscott to assist the Board and Management in identifying potential material items of risk and to develop and implement solutions for addressing or mitigating such risks;
- Mr. Wainscott's outstanding leadership and performance as Chief Executive Officer, including the extraordinary gains and improvements by the Company since he first became President and Chief Executive Officer in the fall of 2003; and
- The benefits of centralized and unified Company leadership in one person so that there is no ambiguity as to who is accountable for leading the Company.

In making the determination concerning the Board's leadership structure, the Board considered the impact of the structure on its risk oversight role. The Board concluded that its role with respect to risk oversight is fully consistent with, and supported by, a leadership structure that includes a combined Chairman of the Board and Chief Executive Officer for the same reasons articulated above that the Board relied upon in selecting that leadership structure. In addition, there are policies and practices in place at the Company to ensure effective and independent Board oversight of Management and Mr. Wainscott's role as Chairman of the Board, including that

(i) all members of the Board other than Mr. Wainscott are independent Directors; (ii) each of the Board's committees is chaired by and comprised entirely of independent Directors; (iii) the Board, upon the recommendation of its Management Development and Compensation Committee, annually establishes goals and objectives for Mr. Wainscott and reviews his performance; (iv) the Management Development and Compensation Committee annually determines his compensation package; (v) the independent Directors meet in "executive session" without Mr. Wainscott or any other member of Management, typically at least once at each regularly scheduled Board meeting and each meeting of its committees; (vi) the Board retains the authority to separate the roles of Chief Executive Officer and Chairman at its discretion in the future if it determines that the combination of the two is no longer in the best interests of the Board, the Company, or its stockholders; and (vii) the appointment and role of an independent Lead Director of the Board.

As noted above, the Board also believes that when the roles of Chief Executive Officer and Chairman are combined, it is appropriate to appoint an independent Lead Director. The Lead Director is responsible for presiding over meetings at which the Chair is not present, including when the Board meets in "executive session," for coordinating the activities of the other independent Directors, and for performing the duties specified in the Company's Corporate Governance Guidelines. Specifically, from time to time the Lead Director's duties may include serving as a liaison between the Chair and/or members of Management and the independent Directors, collaborating with the Chair to schedule Board meetings and structure the agendas for such meetings, availing himself of direct communications from and with the Company's stockholders, and such other duties as the Board assigns.

Communication with the Board of Directors

Stockholders and interested parties may send communications to the Chairman of the Board, to the Lead Director, or to any one or more of the other Directors by addressing such correspondence to the name(s) of any specific Director(s), or to the "Board of Directors" as a whole, and mailing it to: Secretary, c/o AK Steel Holding Corporation, 9227 Centre Pointe Drive, West Chester, Ohio 45069.

Board Independence

In accordance with the requirements of the New York Stock Exchange ("NYSE"), the Board has adopted a policy that at least a majority of its members shall be "independent," as determined under applicable law and regulations, including without limitation Section 303A of the NYSE Listed Company Manual. The Company's Corporate Governance Guidelines include categorical standards for determining the independence of all non-employee Directors. Those standards are set forth in guidelines attached as Exhibit A to the Company's Corporate Governance Guidelines, which are available on the Company's website at www.aksteel.com. A Director who meets all of the categorical standards set forth in the Corporate Governance Guidelines shall be presumed to satisfy the NYSE's definition of "independence" and thus be "independent" within the purview of the Board's policy on Director independence.

At their respective March 2013 meetings, the Nominating and Governance Committee and the Board of Directors reviewed the independence of all current non-employee Directors. In advance of these meetings, each incumbent Director was asked to provide the Board with detailed information regarding his or her business and other relationships with the Company and its affiliates, and with Executive Officers and their affiliates, to enable the Board to evaluate his or her independence.

Upon the recommendation of the Nominating and Governance Committee, and after considering all relevant facts and circumstances with the assistance of legal counsel, the Board has affirmatively determined that none of the current incumbent Directors, except for Mr. Wainscott, has a material relationship with the Company (either directly or as a partner, stockholder or officer of an organization that has a relationship with the Company), other than being a Director, and all such incumbent Directors other than Mr. Wainscott meet the categorical standards of independence set forth in the Company's Corporate Governance Guidelines and therefore are "independent" as that term is used and defined in Section 303A of the NYSE Listed Company Manual and in Rule 10A-3 under

the Exchange Act. The Board further determined that each of the incumbent Directors other than Mr. Wainscott is an "Outside Director" as that term is used in Section 162(m) of the Internal Revenue Code and the associated Treasury Regulations, 26 CFR § 1.162-27 et seq., and is a "Non-Employee Director," as defined in Rule 16b-3(b)(3) promulgated under the Exchange Act.

Under the Company's Corporate Governance Guidelines, Directors have an affirmative ongoing obligation to inform the Board of any material changes that might impact the foregoing determinations by the Board. This obligation includes all business relationships between the Director and/or an immediate family member, on the one hand, and the Company and/or its affiliates and/or Executive Officers, on the other.

Board Oversight of Risk

As an integral part of its oversight function, the Board oversees the material risks facing the Company, both with respect to the relative probability and magnitude of the risks and also with respect to Management's strategies to mitigate those risks. The Board engages in its risk oversight role in a variety of different ways.

The Board as a whole typically discusses and addresses the key strategic risks facing the Company. Specific strategic risks facing the Company are addressed at Board meetings, both as they relate to particular projects or other topics being considered by the Board and in their own right as a separate agenda topic. In addition, at least once annually, the Board has a session devoted exclusively to strategic planning, including identifying and addressing the Company's principal strategic risks.

In addition, the Board delegates responsibility for oversight of specific risk categories to its Committees. Generally, each Committee has responsibility to identify and address risks which are associated with the purpose of and responsibilities delegated to that Committee. For example, the Audit Committee oversees risks related to financial reporting, internal controls, and pension accounting matters; the Nominating and Governance Committee manages risks related to board composition, director independence, governance, and corporate compliance and reporting obligations; the Management Development and Compensation Committee deals with risks related to senior Management development and succession planning, Management compensation, and employment benefits and policies; the Public and Environmental Issues Committee handles risks with respect to health and safety issues, public policy, international trade and reputational risks; and the Finance Committee oversees the Company's exposure to short- and long-term financial risk, including risks relating to the Company's capital structure, liquidity, hedging strategies, pension and benefit plans, pension fund asset performance and cash needs. Each Committee Chair reports to the full Board with respect to any significant risks which the Committee has discussed. Depending upon the nature and severity of the risk, the Committee may simply report to the Board with respect to that risk or it may make recommendations to the Board which then are discussed and acted upon by the Board as a whole. For those risks that cross several disciplines or which could have impacts across various stakeholder groups, multiple Committees may review the relevant aspects of the risk in the committee setting prior to a discussion at the full Board session.

The Board's oversight of risk is enhanced by the detailed information it receives as a result of the Company's Total Enterprise Risk Management ("TERM") program. The Company commenced the TERM program several years ago as a tool for identifying the key risks to the Company and conveying them to the Board in a prompt, logical and efficient manner. The TERM assessment is performed quarterly and involves evaluation of the key risks that the Company currently faces or is likely to encounter in the near- and medium-term. During the quarterly TERM assessment each manager responsible for a significant area of the Company's business will review and, to the extent necessary, update or supplement a list of key risks affecting his or her respective business area. As part of that process, the manager evaluates each risk according to its likelihood of occurrence in the succeeding twelve months and, assuming that the development or event at risk were to occur, its most likely impact on the Company's financial condition, operations, industry or reputation. The most significant risk items identified in each quarterly report are discussed with the Audit Committee. In addition, a complete copy of the full TERM report is distributed to and discussed by the full Board, typically in the Board's regularly scheduled first quarter meeting.

The Board's consideration of risk is not limited to discussions during Board and Committee meetings. Rather, the Board communicates with senior Management as a group, or individually, concerning the Company's most significant risks whenever it deems such communications to be appropriate. In addition, each Director has complete access to all Company employees to the extent he or she may have questions concerning a particular risk.

Risk Assessment with Respect to Compensation Policies and Practices

At its January 2013 meeting, the Management Development and Compensation Committee (the "Committee") reviewed the various design elements of the Company's compensation program to determine whether any of its aspects encourage excessive or inappropriate risk-taking. The scope of this review included aspects of executive compensation, as well as consideration of the items of the Company's compensation policies and practices that affect all employees. In general, the process used by the Committee to complete its risk evaluation was as follows:

- The Committee identified the most significant risks facing the Company.
- The Committee identified the material design elements of the Company's compensation policies and practices with respect to all employees.
- The Committee then evaluated whether there is a relationship between any of those design elements and any of the Company's most significant risks. More specifically, the Committee evaluated whether any of the design elements of the Company's compensation policies and practices encourage the Company's employees to take excessive or inappropriate risks that are reasonably likely to have a material adverse impact on the Company.

The result of the Committee's evaluation was a conclusion that the Company's compensation policies and practices do not create risks that are reasonably likely to have a material adverse effect on the Company. More specifically, the Committee concluded that the Company's compensation program is designed to encourage employees to take actions and pursue strategies that support the best interests of the Company and its stockholders, without promoting excessive or inappropriate risk.

The design elements of the Company's program (which are described in detail in the "Compensation Discussion and Analysis" section beginning at page 32) do not include unusual or problematic compensatory schemes that have been linked to excessive risk-taking in the financial and other industries. Furthermore, the design elements of the Company's compensation program that directly tie compensatory rewards to the Company's performance include various counter-balances designed to offset potentially excessive or inappropriate risk-taking. For example, there is a balance between the fixed components of the program and the performance-based components. Similarly, with respect to the performance-based components, there is a balance between annual and longer-term incentives. Thus, the overall program is not too heavily weighted towards incentive compensation, in general, or short-term incentive compensation, in particular. The financial incentives are not based simply upon revenue. Rather, they are tied to performance metrics such as net income and EBITDA (i.e., earnings before interest, taxes, depreciation and amortization) which more closely align the interests of Management with the interests of the Company's stockholders. The performance metrics for incentive payments are established annually and reflect goals that are a stretch, but not so high that they require performance outside of what the Committee believes is reasonable for the Company. There are caps on how much performance-based compensation may be earned in a particular performance period and the Board of Directors has adopted a policy for clawback of performance-based compensation that was paid out as a result of fraudulent or illegal conduct on the part of the employee who received it. In addition, the Committee maintains an ongoing dialogue with the Company's Management to track progress on performance-based goals in order to foresee and avoid any excessive or inappropriate risk-taking that may otherwise be driven by a desire to maximize performance-based compensation.

Related Person Transactions

All related person transactions, as such transactions are defined by Item 404(a) of Regulation S-K under the Exchange Act, must be reviewed and approved or ratified by the Board (or a committee of the Board to which such responsibility is delegated by the Board) for the purpose of determining whether such transactions are in, or not inconsistent with, the best interests of the Company and its stockholders.

Based on information submitted to the Company by Directors and Executive Officers (on an annual basis) and nominees (prior to their election or appointment to the extent practicable), the Company develops a list of related persons, which it distributes to individuals in the Company who might reasonably be expected to have responsibility for a transaction or proposed transaction between the Company and a related person. Directors and Executive Officers are expected to timely update the information they submit to the Company in the event of relevant changes or developments.

The recipients of the list must provide prior notice to the Company's General Counsel of any plans or intentions for anyone within their respective business units, departments or areas of responsibility to enter into any agreement by or on behalf of the Company with a related person. If the General Counsel determines that the proposed transaction is a related person transaction, the transaction will be submitted to the Nominating and Governance Committee for its consideration and approval at its next meeting.

The Nominating and Governance Committee considers all available and relevant facts and circumstances in determining whether to approve a related person transaction submitted for its review, including, if applicable:

- the benefits of the transaction to the Company;
- the impact on a Director's independence in the event the related person is a Director, an immediate family member of a Director, or an entity in which a Director is a partner, stockholder or Executive Officer;
- the availability of other sources for comparable products or services;
- the terms of the transaction; and
- the terms available to unrelated third parties or to employees generally with respect to a comparable transaction.

The Nominating and Governance Committee approves only those related person transactions that it determines are in, or are not inconsistent with, the best interests of the Company and its stockholders.

In the event that the Company enters into a legally binding related person transaction before approval by the Nominating and Governance Committee, then the Nominating and Governance Committee will review the transaction at its next meeting unless it is subject to an exemption. The Nominating and Governance Committee will determine whether to ratify a related person transaction by applying the same procedures and standards that it would have used to determine whether to approve a related person transaction in advance. In the event that the Nominating and Governance Committee determines that it would not be appropriate to ratify the transaction, the Nominating and Governance Committee will identify the options available to the Company, including but not limited to rescission, amendment or termination of the related person transaction.

During its 2012 fiscal year, the Company participated in two series of transactions of immaterial size, each of which constituted a related person transaction as defined by Item 404(a) of Regulation S-K under the Exchange Act. The first of these transactions involved routine machine maintenance and repair services provided by Whitt Machine Inc., a company whose sole-owner is Mr. Dean Whitt, the father-in-law of Mr. Kirk Reich, the Company's Vice President, Procurement and Supply Chain Management. In consideration for these services, the Company paid a total of approximately $631,710 to Whitt Machine in 2012. The transactions were performed under the Company's standard terms and conditions at competitive prices. The second series of transactions involved routine machine maintenance and repair services by Dalton Industries, Inc. on the Company's hot strip mills at its Middletown and Mansfield Works. Mr. Reich's wife is a sales person for Dalton Industries, Inc. In

consideration for these services, the Company paid a total of approximately $3.8 million to Dalton Industries, Inc. in 2012. These transactions also were performed under the Company's standard terms and conditions at competitive prices. In 2012, the Nominating and Governance Committee reviewed the facts and circumstances relevant to each of these series of transactions and, in accordance with the Company's Related Person Transaction Policy and Item 404(a) of Regulation S-K, determined that they were in, or not inconsistent with, the best interests of the Company and its stockholders. The Nominating and Governance Committee then approved these 2012 transactions pursuant to the Company's Related Person Transaction Policy.

Documents Available on the Company's Website

The charters of the Audit, Finance, Management Development and Compensation, Nominating and Governance, and Public and Environmental Issues Committees, as well as the Company's Corporate Governance Guidelines, Code of Business Conduct and Ethics for AK Steel Directors, Officers and Employees, and Code of Ethics for Principal Officers of AK Steel, are posted on the Company's website at www.aksteel.com.

DIRECTOR COMPENSATION

Each non-employee Director receives an annual Board retainer fee for service on the Board in the amount of $150,000, of which $90,000 is paid in the form of restricted stock units ("RSUs") and $60,000 is paid in the form of cash or, at the Director's option, in the form of additional RSUs. RSUs vest immediately upon grant, but are not settled (i.e., paid out in the form of common stock) until one year after the date of the grant, unless a Director elects deferred settlement. As set forth in the Company's Stock Incentive Plan, Directors may elect to defer the settlement of their RSUs until six months following the date their service on the Board has ended. If a Director elects the deferral option, he or she also may elect to take distribution of the shares upon settlement in a single distribution or in annual installments not to exceed 15 years. Prior to settlement, the holder of an RSU is entitled to receive the value of all dividends and other distributions paid or made on the Company's common stock in the form of additional RSUs, but does not otherwise have any of the rights of a stockholder, including the right to vote the shares underlying the RSUs.

Each non-employee Director who chairs a committee of the Board of Directors receives an additional annual retainer. At the January 24, 2013 Board meeting, the Board increased the annual retainers for the chairs of the Audit Committee, the Management Development and Compensation Committee and the Finance Committee effective January 1, 2013. The annual retainer for the chair of the Audit Committee increased from $15,000 to $20,000. The annual retainer for the chair of the Management Development and Compensation Committee increased from $12,500 to $15,000, and the annual retainer for the chair of the Finance Committee increased from $5,000 to $10,000. The principal reasons why the Board acted to increase these retainers included the following: the annual retainers for the Chairs of the Audit Committee and the Management Development and Compensation Committee were last adjusted in May 2009 and the work load for the Chairs of those Committees has increased significantly since then; the annual retainer for the Chair of the Finance Committee was lower than for the Chairs of all of the other Committees, due mostly to the fact that it was established in January 2011 when the Finance Committee was only an Ad Hoc committee; and the recommended increases would still result in annual Committee retainers that are near the median of the annual retainers among a peer group in a report provided to the Board by Frederic W. Cook and Co., the Company's independent compensation consultant. The annual retainers for the chairs of the Nominating and Governance Committee and the Public Environmental Issues Committee did not change and each retainer remains at $10,000. Mr. Jenkins also is paid an annual cash retainer fee in the amount of $60,000 for his service as Lead Director of the Board of Directors. In addition, the Company pays non-employee Directors $2,000 for each meeting that they attend of the Board and of a committee on which they serve as a member. Annual retainers for service as a committee chair and attendance fees are paid in cash or, at the Director's option, in the form of additional RSUs. The Company reimburses all Directors for the expenses they incur in attending meetings.

Director compensation is paid quarterly. Annual retainers are paid prospectively; attendance fees are paid retrospectively. RSUs are issued quarterly at the time the cash compensation is paid and are settled one-for-one (i.e., one RSU equals one share of Company common stock) on the settlement date.

Under the Director Deferred Compensation Plan, each year a Director may elect to defer any portion of his or her annual retainer or other director fees that are not paid in the form of RSUs. There are no preferential or above-market earnings in the Director Deferred Compensation Plan, and the Company does not make any contributions under the plan.

An employee of the Company who serves as a Director receives no additional compensation for such service. Mr. Wainscott currently is the sole employee who also serves on the Board of Directors.

DIRECTOR COMPENSATION TABLE

The following table sets forth the total compensation paid to non-employee Directors during the fiscal year ended December 31, 2012:

Name(1)	Fees Earned or Paid in Cash ($)	Restricted Stock Unit Awards ($)(3)	Option Awards ($)(4)	All Other Compensation ($)(5)	Total ($)
Richard A. Abdoo(2)	$ 56,125	$151,671	$0	$ 5,000	$212,796
John S. Brinzo	108,000	91,625	0	0	199,625
Dennis C. Cuneo	114,000	91,054	0	5,000	210,054
William K. Gerber	139,000	90,982	0	1,000	230,982
Dr. Bonnie G. Hill	98,000	95,476	0	5,700	199,176
Robert H. Jenkins	168,000	90,982	0	5,000	263,982
Ralph S. Michael, III	129,000	90,982	0	5,000	224,982
Shirley D. Peterson	114,000	90,982	0	10,000	214,982
Dr. James A. Thomson	120,000	91,553	0	3,200	214,753

(1) Mr. James L. Wainscott, the Company's Chairman, President and Chief Executive Officer, is not included in this table because he is an employee of the Company and thus receives no compensation for his service as a Director. Mr. Wainscott's compensation from the Company for his service as an employee and Executive Officer is reported in the Summary Compensation Table beginning at page 60.

(2) Mr. Abdoo elected to take an additional portion of his compensation in the form of RSUs during 2012, pursuant to the terms of the Company's Stock Incentive Plan. This had the effect of reducing his cash compensation and increasing the value of his RSU awards in the table above.

(3) The amounts in this column reflect the aggregate grant date fair value of RSUs granted in 2012, computed in accordance with ASC Topic 718, *Compensation—Stock Compensation* ("ASC Topic 718"). The amounts in this column also include accrued RSU dividend equivalents awarded to each Director in 2012. The average of the high and low selling price of the Company's common stock on the date the fee is to be paid is used to calculate the number of RSUs to be issued. The actual number of RSUs granted each quarter is calculated by dividing the quarterly annualized amount (e.g., $22,500) by the average of the high and low sales price of the Company's common stock on the grant date. For 2012, Mr. Abdoo, Mr. Brinzo, Mr. Cuneo and Dr. Hill elected to defer settlement of their RSUs until six months following the date they complete their service on the Board. As of December 31, 2012, non-employee Directors had the following aggregate number of RSUs outstanding (rounded to the nearest whole number): Mr. Abdoo, 97,762; Mr. Brinzo, 31,357; Mr. Cuneo, 25,578; Mr. Gerber, 16,412; Dr. Hill, 70,332; Mr. Jenkins, 16,412; Mr. Michael, 16,412; Mrs. Peterson, 16,412; and Dr. Thomson, 22,190.

(4) No stock options were granted to Directors in 2012. As of December 31, 2012, non-employee Directors had the following aggregate number of options outstanding: Mr. Abdoo, 10,000; Mr. Brinzo, 10,000; Mr. Cuneo, 10,000; Mr. Gerber, 10,000; Mr. Jenkins, 10,000; Mr. Michael, 10,000; Mrs. Peterson, 10,000 and Dr. Thomson, 10,000.

(5) The amounts in this column constitute matching charitable gift donations made by the AK Steel Foundation pursuant to a matching gift program. Under this program, employees and Directors of the Company are eligible for matching contributions by the Foundation of up to $5,000 per person per calendar year to qualifying charitable institutions. In certain instances, because of timing issues related to when a contribution is made by a participant in the program and when the participant submits the related matching gift form to the Company, a participant could have matching contributions from the Foundation totaling up to $10,000 paid in a single year relating to contributions by the participant spanning two calendar years.

STOCK OWNERSHIP

Directors and Executive Officers

The table below provides stock ownership information as of April 1, 2013 with respect to the beneficial ownership of the Company's common stock by: (i) each Named Executive Officer listed in the Summary Compensation Table beginning on page 60, (ii) each current Director and each nominee for election as a Director, and (iii) all current Directors and Executive Officers of the Company as a group:

Directors and Executive Officers	Shares Owned Beneficially(1)	Percentage of Outstanding Shares(2)
Richard A. Abdoo	35,000	*
John S. Brinzo	22,451	*
Dennis C. Cuneo	25,712	*
Albert E. Ferrara, Jr.	152,264	*
William K. Gerber	37,271	*
Dr. Bonnie G. Hill	2,492	*
David C. Horn	330,622	*
Robert H. Jenkins	84,404	*
John F. Kaloski	248,374	*
Ralph S. Michael, III	51,026	*
Roger K. Newport	126,892	*
Shirley D. Peterson	40,344	*
Dr. James A. Thomson	44,809	*
James L. Wainscott	1,145,607	*
Lawrence F. Zizzo, Jr.(3)	89,618	*
All current and nominee Directors and Executive Officers as a group (20 persons)	2,776,814	2.04%

(1) A significant portion of the effective equity ownership in the Company by Directors is in the form of RSUs that do not satisfy the definition of "shares beneficially owned" for purposes of this table and therefore are not included in this table. An RSU is a grant valued in terms of stock, but no actual shares of stock are issued at the time of the grant. Only those RSUs which may be settled in shares of the Company's stock on or before May 30, 2013 meet the definition of "shares beneficially owned". None of the RSUs owned by the Directors will be settled on or before May 30, 2013 and thus none are included in this table. Directors had the following aggregate number of RSUs outstanding (rounded to the nearest whole number) as of April 1, 2013: Mr. Abdoo, 108,883; Mr. Brinzo, 38,113; Mr. Cuneo, 32,335; Mr. Gerber, 20,176; Dr. Hill, 77,089; Mr. Jenkins, 20,176; Mr. Michael, 20,176; Mrs. Peterson, 20,176; and Dr. Thomson, 25,955.

The table also includes options to purchase shares of AK Steel Holding Corporation common stock exercisable before May 30, 2013 as follows: Messrs. Abdoo, Brinzo, Cuneo, Gerber, Jenkins, and Michael, Dr. Thomson, and Mrs. Peterson, 10,000 shares each; Mr. Wainscott, 433,520 shares; Mr. Ferrara, 41,426 shares; Mr. Horn, 93,827 shares; Mr. Kaloski, 73,560 shares; Mr. Newport 31,542 shares; and Mr. Zizzo, 30,323 shares.

(2) An asterisk indicates ownership of less than 1%.

(3) Mr. Zizzo retired from the Company effective March 31, 2013.

Other Beneficial Owners

The table below provides information with respect to each person known by the Company as of April 1, 2013 to own beneficially more than 5% of the outstanding common stock of the Company:

Name and Address of Beneficial Owner	Shares Owned Beneficially	Percentage of Outstanding Shares
BlackRock Inc. 55 East 52nd Street New York, NY 10055	10,711,747(1)	7.9%
State Street Corporation State Street Financial Center One Lincoln Street Boston, MA 02111	9,998,513(2)	7.3%
The Vanguard Group, Inc. 100 Vanguard Blvd. Malvem, PA 19355	7,430,934(3)	5.5%
AQR Capital Management, LLC Two Greenwich Plaza, 3rd Floor Greenwich, CT 06830	7,079,743(4)	5.2%

(1) Based on information contained in a statement on Schedule 13G (Amendment No. 1) dated December 31, 2012 and filed February 4, 2013, BlackRock Inc. has sole investment power and sole voting power over 10,711,747 shares of the outstanding common stock of the Company.

(2) Based on information contained in a statement on Schedule 13G dated December 31, 2012 and filed jointly by State Street Corporation and SSGA Funds Management, Inc. on February 8, 2013, State Street Corporation has shared voting power and shared dispositive power of 9,998,513 shares of the outstanding common stock of the Company and SSGA Funds Management, Inc. has shared voting power and shared dispositive power of 7,764,312 shares of the outstanding common stock of the Company.

(3) Based on information contained in a statement on Schedule 13G (Amendment No. 3) dated December 31, 2012 and filed February 20, 2013, The Vanguard Group, Inc. has sole investment power and sole voting power over 7,430,934 shares of the outstanding common stock of the Company.

(4) Based on information contained in a statement on Schedule 13G dated December 31, 2012 and filed February 13, 2013, AQR Capital Management, LLC has shared power to direct the vote or to direct the disposition of 7,079,743 shares of the outstanding common stock of the Company.

Equity Compensation Plan Information

The table below provides information, as of December 31, 2012, with respect to compensation plans under which equity securities of the Company are authorized for issuance. All such plans have been approved by security holders.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in First Column)
Equity compensation plans approved by security holders	1,819,382	$14.46	4,110,500

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

I. Executive Summary of Executive Compensation Program and Summary of Pay-for-Performance Components

Management Development and Compensation Committee

The Management Development and Compensation Committee (the "Committee") is directly responsible for determining the compensation of the Company's Executive Officers. It also is responsible for establishing, and periodically reviewing, the Company's executive compensation philosophy and policies.

Compensation Philosophy

The Committee's compensation philosophy is that a compensation program should strengthen the commonality of interests between Management and the Company's stockholders, while at the same time enabling the Company to attract, motivate and retain executives of high caliber and ability who will drive the Company's success. Consistent with the objective of strengthening the commonality of interests between Management and the Company's stockholders, the Committee believes that a significant portion of the overall compensation package for each of the Company's Executive Officers should include components that link the executive's compensation to the Company's performance, including performance-based vesting provisions for a significant portion of the equity incentives awarded to each Executive Officer. The Committee further believes that a well-designed executive compensation program includes both annual and long-term performance incentives. While annual incentive awards are an important factor in motivating executives for the short-term, the Committee believes that long-term incentives reduce the impact of volatility in business conditions on the performance-related components of the executive compensation program and also establish a stronger link between the executives' earnings opportunity and the long-term financial performance and growth of the Company.

Executive Compensation Program Elements

The key elements of the Company's executive compensation program for its Executive Officers are:

- base salary;
- annual performance-based awards under the Company's Management Incentive Plan (the "Annual Incentive Plan");
- long-term performance-based awards under the Company's Long-Term Performance Plan (the "Long-Term Plan");
- awards of stock options, restricted stock and performance shares under the Company's Stock Incentive Plan (the "Stock Plan"); and
- certain employee benefits, perquisites and post-employment benefits.

Summary of Pay-for-Performance Components of Executive Compensation Program

As discussed in more detail immediately below, the Company's executive compensation program contains both annual and long-term performance-based compensation components. The annual performance-based compensation is predicated not only on the Company's financial performance, but also on its performance with respect to safety and quality — two hallmarks of the Company's historical success and critical components of the Company's strategy to distinguish itself from its competition. The long-term performance-based compensation is tied to the Company's three-year performance with respect to earnings before interest, taxes, depreciation and amortization ("EBITDA"), total stockholder return during that period relative to the total stockholder return during that same period of the companies in the Standard & Poor's 400 Midcap Index, and the compounded annual growth rate of the Company's stock price. These performance metrics are intended to implement the

philosophy set out above, and particularly, to establish a strong link between Management compensation and the performance of the Company.

Key Company Policies and Practices which Help Link Executive Compensation to Performance

The Company also has adopted a variety of policies and practices that are intended to support the strong link between executive compensation and Company performance and thereby more closely align the interests of Management with the interests of the Company's stockholders. Key examples of such policies include the following:

- Annual say-on-pay shareholder vote
- The Committee's engagement of its own independent compensation consultant
- The use of peer group and other comparative survey data provided by an independent compensation consultant in determining executive compensation
- The establishment annually of a focus list of items for the CEO and an annual evaluation of the CEO's and the Company's performance that is factored into the annual determination of the CEO's compensation package
- A policy against re-pricing or replacing underwater options
- An executive compensation clawback policy applied to performance-based compensation
- Stockholder approval of certain severance agreements with senior executives
- Executive Officer stock ownership guidelines
- A policy prohibiting employees, including Executive Officers, from engaging in insider trading or hedging transactions, holding Company securities in margin accounts and the pledging of Company securities
- No tax gross-ups or "single triggers" in the change of control agreements with its Executive Officers

These policies and practices are described in more detail below.

Graphical Illustration of 2012 Performance-Linked Compensation

The Board believes that its executive compensation program does, in fact, link executive pay to performance. Set forth below are four charts intended to help illustrate the link between the compensation of the Company's Named Executive Officers (also referred to herein as its "NEOs") for 2012 and the performance of the Company during the relevant periods that determine the compensation paid to the NEOs for 2012 and the performance periods ending in 2012. Included in the performance-based compensation are the following categories of compensation: incentive payments under the Annual Incentive Plan for the one-year performance period consisting of 2012, incentive payments under the Long-Term Plan for the three-year performance period ending in 2012, and the value of stock issued pursuant to performance share awards for the three-year performance period ending in 2012. Included in the non-performance based compensation are the following categories of compensation: salary paid in 2012, bonus, if any, paid in 2012, the value of restricted stock awards made in 2012, the value of stock option awards made in 2012, and the value of all other compensation paid in 2012.[1]

Chart Nos. 1 and 2 below demonstrate that a significant component of each NEO's total potential compensation for 2012 was directly linked to the performance of the Company.

---

[1] The only item referenced in the Summary Compensation Tables not included in the charts on page 34 is the change in pension value for each NEO. That value is excluded because it is not a component of compensation awarded annually by the Committee to the NEOs. Rather, it is a calculation of the actuarial change in value of the NEO's pension that is attributable to factors outside the control of the Committee and the NEOs, such as a change in the discount rate used to present value the pension benefits or a change in the interest component of the value as a result of the NEO's change in age relative to the NEO's assumed retirement date.

Composition of Total Potential Compensation for 2012

Chart No. 1



Chart No. 2



Chart Nos. 3 and 4 below demonstrate that there is a direct link to the Company's performance. When the Company does not achieve the performance goals established by the Committee for the relevant performance periods, there is a direct negative impact on the amount of the performance-based compensation that is actually received by the NEOs.

Performance-based Compensation Actually Received for 2012

Chart No. 3



Chart No. 4



Set forth below are two tables which show the actual compensation values, and the sources for those values, used in the above charts.

Data Used for Chart Nos. 1 and 2 and "Potential" Portion of Chart Nos. 3 and 4

	Base Pay[1]	Restricted Stock[2]	Stock Options[2]	Other Comp[1]	Total Non-Performance-based	Maximum MIP[2]	Maximum LTPP[2]	Performance Shares[3]	Total Performance-based	Total
James L. Wainscott	$1,150,000	$1,044,006	$689,780	$163,014	$3,046,800	$2,530,000	$2,530,000	$2,209,619	$7,269,619	$10,316,419
Albert E. Ferrara, Jr.	536,250	144,849	95,550	34,786	811,435	750,750	750,750	306,892	1,808,392	2,619,827
David C. Horn	637,500	195,865	129,220	46,147	1,008,732	956,250	956,250	409,198	2,321,698	3,330,430
John F. Kaloski	565,000	195,865	129,220	43,837	933,922	847,500	847,500	409,198	2,104,198	3,038,120
Roger K. Newport	335,909	196,566	64,155	26,023	622,653	328,900	328,900	143,535	801,335	1,423,988
Lawrence F. Zizzo, Jr.	340,000	96,566	64,155	32,753	533,474	408,000	408,000	204,585	1,020,585	1,554,059

Data Used for "Received" Portion of Chart Nos. 3 and 4

	Actual MIP[1]	Actual LTPP[1]	Actual Performance Shares[4]	Total Performance-based
James L. Wainscott	$253,000	$0	$0	$253,000
Albert E. Ferrara, Jr.	75,075	0	0	75,075
David C. Horn	95,625	0	0	95,625
John F. Kaloski	84,750	0	0	84,750
Roger K. Newport	41,307	0	0	41,307
Lawrence F. Zizzo, Jr.	40,800	0	0	40,800
Total NEOs				$590,557

(1) From Summary Compensation Table for 2012 at page 60.

(2) From Grants of Plan-Based Awards Table at page 63.

(3) Full Grant Date Fair Value of Award at time of grant — from Grants of Plan-Based Awards Table at page 57 of AK Steel Proxy Statement for 2011 Annual Meeting of Stockholders filed on April 11, 2011.

(4) The performance share grants awarded in January 2010 expired in December 2012 with no shares of common stock being issued with respect to those grants. See below at page 51.

CEO Realizable Pay

To further illustrate the alignment of the Company's executive compensation program with the performance of the Company, set forth below is an illustration of the CEO's "realizable pay." The Committee believes that consideration of realizable pay in the context of analyzing pay-for-performance is appropriate for a variety of reasons, including the following:

- A substantial portion of the compensation granted by the Committee to the CEO and reported in the Summary Compensation Table in this Proxy Statement at page 60 represented an incentive for future performance at the time it was awarded, *not actual cash compensation.*
- Much of this incentive pay was never actually received for the years reported in the Summary Compensation Table and may not be received for many years in the future.
- If and when this incentive pay is realized, the amount realized may differ significantly from the amounts shown in the Summary Compensation Table, depending on how the Company actually performs.

For purposes of this realizable pay analysis, the term "realizable pay" has been defined to include the following compensation items:

- Actual base pay;
- Incentive payouts and discretionary bonuses, if any, actually paid;
- All other compensation actually paid; and
- The fair value of all equity grants made, measured at the end of the most recently completed fiscal year. The fair value of stock options was determined using the Black-Scholes model based on year-end assumptions and the maximum remaining life of the options. The fair value of restricted stock and performance shares was determined using the average of the high and the low stock price on the last day of the fiscal year and assumes all vesting considerations were met.

In order to have the analysis correspond more closely to the Company's executive compensation program which includes incentives payouts based upon the Company's performance over three-year performance periods, the analysis focuses on the three most recently completed three-year performance periods (2008 – 2010, 2009 – 2011, and 2010 – 2012) and includes the sum of the above-stated compensation components for each three-year period. It then calculates and compares an annual average for each three-year performance period. The average annual realizable compensation for each three-year performance period is graphically illustrated immediately below, followed by a chart which provides the actual data used to prepare the graph.

Average Annual Realizable Pay for 3 Year Period



3 Period Totals	Base Pay	Bonus	MIP	LTPP	Stock Options	Restricted Shares	Performance Shares	Other Comp	Total for 3 Year Period	Average Annual Realizable Compensation for 3 Year Period
2010-2012	$3,450,000	$0	$ 990,976	$ 0	$ 575,340	$1,154,798	$1,329,803	$484,477	$ 7,985,394	$2,661,798
2009-2011	3,310,625	0	960,314	2,310,000	1,030,199	2,056,493	1,647,728	531,527	11,846,886	3,948,962
2008-2010	3,210,625	0	2,575,768	4,620,000	2,408,491	3,199,775	3,925,411	578,963	20,519,033	6,839,678

The above graph and supporting compensation data illustrate that, as the Company's financial performance has lagged as a result of the extraordinary recessionary conditions that started in 2008 and have lingered through 2012, the realizable pay of the Company's CEO during that period has declined significantly. The Board believes that this demonstrates the strong link between the Company's executive compensation program and the Company's performance.

Overview of Key Pay-for-Performance Components and Application to 2012 Executive Compensation

The application of the key pay-for-performance components of the Company's executive compensation program on the 2012 compensation of the Company's Named Executive Officers illustrates the strong link between executive compensation and the performance of the Company. Those components and their application to the 2012 executive compensation program are summarized below.

- *Annual Incentive Plan*

  Overview: The Company provides annual cash performance awards to its employees, including its NEOs, pursuant to its Annual Incentive Plan. Under the terms of the Annual Incentive Plan, a participant can earn a performance award based upon the annual performance of the Company against goals established for three different performance factors: safety, quality and net income (excluding special, unusual and extraordinary items). If paid at the target level, the allocation of the components of an annual incentive award would be 20% for safety, 20% for quality and 60% for financial performance. If paid at the maximum level, they would be 10% for safety, 10% for quality and 80% for financial performance. The heavy weighting toward the financial component reflects the Committee's objective of strengthening the commonality of interests between Management and the Company's stockholders, while still recognizing that safety and quality are core values of the Company. The Committee assigns an annual threshold goal and target goal for each of these performance factors in the first quarter of the year. The Committee also assigns an additional annual goal for the net income factor which, if achieved, would result in payment of the maximum performance award under the Annual

Incentive Plan. No award will be paid with respect to a particular performance factor unless the Company at least meets the threshold goal for that performance factor. In addition, no award will be paid with respect to quality unless the Company at least meets the threshold goal for financial performance. Because, however, of the critical importance the Company places on the safety of its employees, the Annual Incentive Plan is designed to allow a payout for safety performance even if the financial performance threshold goal is not achieved.

As applied in 2012: With respect to safety, in 2012 the Company experienced another year of outstanding performance and continued to lead the steel industry in OSHA recordable safety performance by a wide margin. The Company met its target goal under the Annual Incentive Plan for safety performance and therefore the safety portion of the Annual Incentive Plan was paid in full (i.e., equal to 10% of the maximum available award). With respect to quality, the Company likewise had an outstanding year and exceeded its target goal. As noted above, however, the quality component of the Annual Incentive Plan is not paid unless the Company meets at least the threshold goal of the financial component of the plan. As explained below, the Company did not meet that threshold goal in 2012 so the quality component of the Annual Incentive Plan also was not paid in 2012. More specifically with respect to the Company's financial performance, the metric under the Annual Incentive Plan is net income (excluding special, unusual or extraordinary items). The Company recorded a net loss for purposes of the Annual Incentive Plan in 2012. That was below the financial performance threshold goal under the Annual Incentive Plan and resulted in no payment of the financial component of the annual incentive award for 2012. Thus, the annual incentive award to the NEOs was at 10% of the maximum available award, based entirely on the safety performance. The dollar value of that award to each NEO for 2012 is set forth in the Summary Compensation Table at page 60.

- *Long-Term Performance Plan*

  Overview: The Company also provides cash performance awards to selected employees, including its NEOs, pursuant to its Long-Term Plan. Under the terms of the Long-Term Plan, a participant can earn a performance award based upon the three-year performance of the Company against a performance goal. The Committee establishes threshold, target and maximum performance goals for each three-year performance period. The Committee uses cumulative EBITDA (excluding special, unusual and extraordinary items) as the performance metric for the Long-Term Plan.

  As applied in 2012: For awards under the Long-Term Plan that would be reflected in the 2012 compensation of the NEOs, the three-year performance period began January 1, 2010, while the country still was coming out of the worst recession in its history since the Great Depression. Although domestic economic conditions have improved, the effects of that recession were felt throughout the 2010 – 2012 Long-Term Plan performance period. As a consequence, the Company's cumulative EBITDA for the three-year period ending December 31, 2012, was below the threshold level established by the Committee. Accordingly, no performance award was paid to the participants in the Long-Term Plan for that performance period and there is no long-term award to the NEOs reflected in the 2010 – 2012 Long-Term Plan performance period in the Summary Compensation Table at page 60.

- *Performance Shares under the Stock Plan*

  Overview: Like most major companies, the Company has a Stock Plan pursuant to which it makes equity grants to its Executive Officers and other key employees. A principal purpose of equity grants under the Company's Stock Plan is to enhance the commonality of interests between Management and the Company's stockholders by linking executive compensation to the Company's performance and to appreciation in the market price of the Company's common stock. The form of equity grant which most directly serves that purpose is the award of performance shares. Each grant of a performance share award is expressed as a target number of shares of the Company's common stock. The number of shares of common stock, if any, actually earned by and issued to an NEO under a performance share award will be based upon the performance of the Company over a three-year performance period with

respect to certain threshold, target and maximum performance goals established at the outset of the performance period. Those goals are established using the following performance metrics: (a) the Company's total stockholder return ("Total Stockholder Return"), defined as price appreciation plus reinvested dividends, if any, during the performance period relative to the total stockholder return during that same period of the companies in the Standard & Poor's 400 Midcap Index, and (b) the compounded annual growth rate (the "Growth Rate") of the price of the Company's common stock over the performance period, using as the base the average closing price of the Company's common stock for the last 20 trading days during the month of December.

As applied in 2012: For a performance share award under the Stock Plan that would be reflected in the 2012 compensation of the NEOs, the three-year performance period began January 1, 2010. For that performance period, the Company's stock performance with respect to the Total Stockholder Return and Growth Rate metrics did not meet the threshold performance levels. Accordingly, no shares of the Company's common stock were issued with respect to the performance awards granted in January 2010 for the three-year period ended December 31, 2012.

Overview of Other Key Compensation Components and Application to 2012 Executive Compensation

While the three programs described above represent the most direct links between pay and performance, there are other significant links included in the Company's executive compensation program. Other key components of the Company's compensation program that link pay to performance are summarized below.

- *Restricted Stock Grants.* An important component of the equity portion of the Company's executive compensation program is the grant of restricted stock to key members of Management, including the NEOs. Though not as direct a link as performance share awards to the performance of the Company, restricted stock grants still are intended to — and do — link executive compensation to the Company's performance. With limited exceptions (e.g., death, disability or retirement), these restricted stock awards will have a value to the grantee only if the grantee remains in the Company's employment for the period required for the stock to vest, and the actual value of the award ultimately will depend on the performance of the Company's stock during that period leading up to vesting. The performance of the Company's stock is, of course, linked to the performance of the Company. This portion of executive compensation thus is linked to the Company's performance as well. The aggregate grant date fair value of the restricted stock awards to the NEOs is set forth in the Summary Compensation Table at page 60.
- *Stock Option Grants.* A third component of the equity portion of executive compensation is the grant of stock options under the Stock Plan. All such options granted in 2012 will vest in three equal installments on the first, second and third anniversaries of the grant date. With limited exceptions (e.g., death, disability or retirement) these stock options will have a value for a grantee, including an NEO, only if the grantee remains in the Company's employment for the period required for the option to become exercisable, and then only if the market price of the Company's stock increases above the exercise price (i.e., the market price on the date the option was granted). Thus, as with restricted stock grants, this portion of executive compensation also is linked to performance. The aggregate grant date fair value of those awards to each of the NEOs is set forth in the Summary Compensation Table for 2012 at page 60.
- *Thrift Plan Matches.* The Company has a thrift plan (the "Thrift Plan") which is a qualified retirement plan under Section 401(k) of the Internal Revenue Code and a supplemental thrift plan (the "Supplemental Thrift Plan") which is a non-qualified retirement plan. Participation in these plans includes the NEOs, but is not limited to them. Under these plans, the Company matches employee contributions up to 5% of base salary. Half of that Company-match is dependent upon the Company's net income. In addition, the Company will make a supplemental contribution when its net income exceeds $150 million. Thus, this component of executive compensation also is linked to the Company's performance. In 2012, there were no performance-based matching or supplemental contributions by the Company to the participants in these plans. There were, however, contributions made by the participants themselves and matching contributions by the Company not dependent on the Company's performance.

- *Base Salary.* Although each NEO's base salary is not directly linked to or dependent upon the Company's performance once it is set, the Committee strongly considers such performance in its annual determination of base salaries. The extent of this link to the Company's performance has been particularly evident over the course of the last three years. For example, due to the continued impact on the Company's financial performance of the severe recession which started in the fall of 2008, the base salary of the Company's CEO remained at the same level for 2010, 2011 and 2012, and has been set again at that level for 2013. Thus, the Company's CEO has received no increase in base salary since January 2010. Similarly, although certain of the NEOs have received increases related to promotions, there have been no merit increases to the base salaries of the non-CEO Named Executive Officers since January 2010. Again, this reflects the strong link between the Company's performance and the structure and application of its executive compensation program.

Historical Perspective on Pay-for-Performance Components of Executive Compensation

As indicated by the above summary, the Committee believes that a good executive compensation program links the compensation of the executive to the Company's performance. By doing so, the executive has an effective incentive to improve the performance of the Company and the commonality of interests between Management and the Company's stockholders is strengthened. The Committee strongly believes that the Company's executive compensation program successfully achieves that link. The payouts since 2010 under the key pay-for-performance components of the Company's executive compensation program illustrate this link.

2010

The challenging domestic and global economic conditions that the Company, and much of the steel industry, faced since the beginning of the global recession in 2008 continued in 2010. Although the Company's 2010 financial performance improved over 2009, it failed to achieve the threshold level goal established under the Annual Incentive Plan for net income. The Company's quality and safety performance, however, was very strong. In fact, with respect to quality the Company had a record year. With respect to safety, the performance was industry leading, though not quite a record year. Because of the failure to reach the financial performance threshold goal, the participants in the Annual Incentive Plan only received a payout with respect to the safety component of the Annual Incentive Plan and that payout was less than the full amount that could be earned. In addition, no payouts were made for the three-year performance period ending in 2010 under the Long-Term Plan. Likewise, there were no payouts with respect to the performance shares granted under the Stock Plan for the three-year performance period ending in 2010.

2011

The Company's financial performance improved in 2011, but still remained well-below its pre-recession levels. On an adjusted basis, however, the Company did return to profitability. Also, as in 2010, the Company's performance with respect to safety was industry leading by a wide margin and its performance with respect to quality was among its best ever. The combination of these factors resulted in an annual incentive award for 2011 at 23% of the maximum available award: 10% attributable to safety, 10% attributable to quality, and 3% attributable to financial performance. As in 2010, no payouts were made for the three-year performance period ending in 2011 under the Long-Term Plan. Similarly, again there were no payouts with respect to the performance shares granted under the Stock Plan for the three-year performance period ending in 2011.

2012

The Company's financial performance in 2012 continued to be affected by a slow economic recovery in the United States and in other parts of the world, continued weakness and uncertainty with regard to the economies of Western Europe, and a slowdown in the Chinese economy. In addition, there was increased competition in the

United States from imports and from domestic producers with new or expanded facilities or under-utilized existing facilities. As a result, the Company did not achieve the threshold goal for financial performance under the Annual Incentive Plan. As in 2010 and 2011, however, the Company's quality and safety performance was very strong in 2012. In fact, with respect to internal quality metrics, the Company had a record year. With respect to safety, the performance was industry leading and the Company's second-best year ever. Because of the failure to reach the financial performance threshold goal, however, the participants in the Annual Incentive Plan only received a payout with respect to the safety component of the Annual Incentive Plan. In addition, no payouts were made for the three-year performance period ending in 2012 under the Long-Term Plan. Likewise, there were no payouts with respect to the performance shares granted under the Stock Plan for the three-year performance period ending in 2012.

Set forth below is a chart which summarizes the actual pay-for-performance payouts of the Company by year in 2010, 2011 and 2012 as a percentage of the maximum potential award for each year.

Year	Annual Incentive Plan	Long-Term Plan	Performance Shares
2010	6%	0%	0%
2011	23%	0%	0%
2012	10%	0%	0%

II. Full Discussion and Analysis of Executive Compensation Program

The summary in the preceding section was intended to provide an overview of the Company's executive compensation program, with a particular focus on its pay-for-performance components. Set forth below is a more-detailed description of the total program.

Who has the direct responsibility for determining executive compensation?

Management Development and Compensation Committee

The Committee has the direct responsibility for determining the compensation of the Company's Executive Officers. When the Committee deems it appropriate, it may, at its discretion, seek ratification of its determinations by the Board. The Committee also is responsible for establishing, and periodically reviewing, the Company's executive compensation philosophy and policies and, as appropriate, will recommend changes in such philosophy and policies to the Board.

Committee Membership and Meetings

The Committee is comprised entirely of Directors who are not current or former employees or officers of the Company and who have been determined by the Board of Directors to meet the independence standards of the Securities and Exchange Commission ("SEC") and the NYSE. Each member of the Committee is also an "outside" Director for purposes of Section 162(m) of the Internal Revenue Code. There currently are four members of the Committee. They are Richard A. Abdoo, John S. Brinzo, Robert H. Jenkins and Ralph S. Michael, III. Mr. Abdoo is the Chair of the Committee. The Committee has five regularly-scheduled meetings each year and holds other meetings as necessary. Selected members of Management ordinarily are present at the start of each meeting, but the Committee typically also meets in executive session without any members of Management present prior to the conclusion of each meeting. As appropriate, the Committee's independent consultant for executive compensation matters also attends meetings, in person or telephonically, including a portion of the executive sessions.

Committee Charter and Responsibilities

The general function of the Committee is to oversee the Company's Management compensation policies and program and its policies and programs with respect to succession planning and the development of senior

Management personnel. The Committee operates under a written charter reviewed and approved by the full Board of Directors of the Company. The Committee's Charter describes its specific responsibilities and is available at www.aksteel.com.

Committee Support and Use of Executive Compensation Consultant

In discharging its responsibilities, the Committee is empowered to inquire into any matter that it considers appropriate to carry out its responsibilities, with access to all books, records, facilities and personnel of the Company. The Committee has the power to retain outside counsel and compensation consultants or other advisors to assist it in carrying out its responsibilities. The Company is required to, and does, provide adequate resources to support the Committee's activities, including compensation of the Committee's counsel, consultants and other advisors. The Committee has the sole authority to retain, compensate, direct, oversee and terminate such counsel, compensation consultants, and other advisors hired to assist the Committee and all such advisors are ultimately accountable to the Committee. The Committee may form, and delegate any of its responsibilities to, a subcommittee so long as the subcommittee is solely comprised of one or more members of the Committee.

The Committee typically engages an independent executive compensation consultant who reports directly to the Committee. In connection with the 2012 executive compensation program, the Committee retained Frederic W. Cook & Co., Inc. ("Frederic W. Cook & Co.") as its independent consultant for executive compensation matters. More specifically, Mr. Claude Johnston and Ms. Silvana Nuzzo provided executive compensation consulting services in 2012 to the Committee on behalf of Frederic W. Cook & Co. As appropriate, the Committee's consultant also works with Management on behalf of the Committee, in particular with the Company's Vice President, Human Resources, and its Secretary, to develop internal compensation data and to implement compensation policies, plans and programs. The consultant, at the Committee's request, also works with Mr. Wainscott to assist him in developing his recommendations to the Committee for non-CEO Executive Officer compensation packages. The consultant provides analytical assistance and data to the Committee with respect to the design, implementation and evaluation of the Company's compensation program for Executive Officers. This includes providing assistance to the Committee in identifying similarly-situated companies to be included in a peer group to be used to develop competitive data. That data is used in the determination annually of base salary, annual and long-term incentives, and equity grants. The consultant also periodically compiles survey data from that peer group and, if appropriate, other companies. The consultant further assists the Committee in developing, evaluating and administering incentive plans, agreements addressing post-termination benefits, and other ongoing compensation-related arrangements or benefits. On request, the consultant also provides consulting services to the Board with respect to Director compensation matters. Except as described above, the consultant does not provide any other services to the Company.

The Committee annually assesses the performance and independence of its compensation consultant. Most recently, in March 2013, the Committee considered various factors bearing upon Frederic W. Cook & Co.'s independence in connection with its engagement of Frederic W. Cook & Co., including, but not limited to, the following: (1) the amount of fees received by Frederic W. Cook & Co. from AK Steel are less than 1% of Frederic W. Cook & Co.'s total revenue, (2) Frederic W. Cook & Co. has adopted policies and procedures which appear to be reasonably and effectively designed to prevent conflicts of interest, (3) neither Frederic W. Cook & Co. nor any member of its consulting team serving AK Steel owns any stock or equity derivative in AK Steel, (4) Frederic W. Cook & Co. does not provide any services to AK Steel other than as described in this Proxy Statement in its capacity as an independent advisor with respect to Executive Officer and Director compensation, and (5) after reasonable and appropriate inquiry, AK Steel has not identified any business or personal relationships between Frederic W. Cook & Co. and any Executive Officer of AK Steel or any member of the Committee, except the following indirect business relationships: (a) an employee of Frederic W. Cook & Co. who does not serve the AK Steel account provides consulting services to an unrelated company on whose Board of Directors Mr. Robert H. Jenkins serves, and (b) another employee of Frederic W. Cook & Co. who does not serve the AK Steel account provides consulting services to a different unrelated company on whose Board of Directors Mr. Ralph S. Michael, III serves. After reviewing these and other factors, the Committee determined that Frederic W. Cook & Co. is independent and that its engagement does not present any conflicts of interest. Frederic W. Cook & Co. also separately determined that it is independent and affirmed such independence in a written statement delivered to the

Chair of the Committee. In that statement, Frederic W. Cook & Co. also confirmed the understanding of AK Steel with respect to the various factors relating to independence listed above.

Named Executive Officers

For purposes of this discussion, the term "Named Executive Officers" or "NEOs," when capitalized, refers to the following in reference to 2012 (with their titles as of December 31, 2012):

James L. Wainscott — Chairman of the Board of Directors, President and Chief Executive Officer

David C. Horn — Executive Vice President, General Counsel and Secretary

John F. Kaloski — Executive Vice President and Operating Officer

Albert E. Ferrara, Jr. — Senior Vice President, Corporate Strategy and Investor Relations

Roger K. Newport — Vice President, Finance and Chief Financial Officer*

Lawrence F. Zizzo, Jr. — Vice President, Human Resources (retired effective March 31, 2013)

* Although Mr. Newport served as an Executive Officer for all of 2012, he did not become a Named Executive Officer until he became Chief Financial Officer in May 2012.

What is the Company's compensation philosophy?

The Company's compensation philosophy, as determined by the Committee and approved by the Board, is that a compensation program should strengthen the commonality of interests between Management and the Company's stockholders, while at the same time enabling the Company to attract, motivate and retain executives of high caliber and ability who will drive the Company's success. Consistent with the objective of strengthening the commonality of interests between Management and the Company's stockholders, the Committee believes that a significant portion of the overall compensation package for each of the Company's Executive Officers should include components that link the executive's compensation to the Company's performance, including performance-based vesting provisions for a portion of the equity incentives awarded to each Executive Officer.

The Committee believes that a well-designed executive compensation program includes both annual and long-term performance incentives. While annual incentive awards are an important factor in motivating executives for the short-term, the Committee believes that long-term incentives reduce the impact of volatility in business conditions on the performance-related components of the executive compensation program and also establish a stronger link between the executives' earnings opportunity and the long-term financial performance and growth of the Company.

The Committee further believes that the Company's compensation program should be designed to reward superior performance and to provide financial consequences for below-market performance. Consistent with that design objective, and the goal of attracting, motivating and retaining executives of high caliber and ability who will drive the Company's success, the Committee attempts to establish a fair and reasonable compensation package for each Executive Officer that reflects not only the relative performance of the Company against its peers, but also is competitive relative to the Executive Officer's peers, both inside and outside the Company. The percentage of total compensation that is performance-based generally will increase with the level of seniority and/or responsibility of the executive. There is no set formula or policy, however, with respect to the allocation between performance-based and non-performance-based compensation. Nor is there any set formula or policy with respect to the allocation between cash and non-cash compensation.

Does the Committee review the Company's executive compensation program periodically to determine if it still effectively implements the Company's compensation philosophy?

Each year the Committee reviews the effectiveness and competitiveness of the Company's executive compensation program with the assistance of its independent executive compensation consultant. More

specifically, in 2012 the Committee reviewed written communications submitted by stockholders to the Board or Management, analyzed compensation practices at peer companies, and discussed the Company's executive compensation program with the Committee's compensation consultant. In connection with the "say-on-pay" vote of stockholders, the Committee also directed Management to engage in an outreach program with its largest institutional stockholders and to report to the Committee on the views of such stockholders with respect to the Company's executive compensation program.

What changes did the Committee make to the executive compensation program as a result of its 2012 review?

As a result of the review process discussed above, the Committee decided at its January 2013 meeting to hold the base salaries of the Executive Officers flat and to reduce the value of the equities granted to the Executive Officers. In addition, the Committee recommended to the Board, and the Board approved, the following changes to the change-of-control agreements of certain of its Named Executive Officers:

1. Elimination of "Modified Single-Trigger" – With respect to the change-of-control agreements of Mr. Wainscott and Mr. Horn, the Board elected to remove the "modified single-trigger" provision included in those agreements and replace it with a "double trigger" provision. The old "modified single-trigger" provided that the payments and benefits under the change-of-control agreement were triggered in the event that there was a change-of-control of the Company (as defined in the Agreement) and within six months thereafter the Executive Officer voluntarily terminated his employment with the Company for any reason. The new "double trigger" provides that the Executive Officer is entitled to the payments and benefits under the agreement if, within 24 months following a change-of-control of the Company, the Executive Officer's employment with the Company is involuntarily terminated without "cause" or the Executive Officer voluntarily terminates employment with the Company for "good reason."
2. Elimination of "Gross-Up" Payment – Additional changes were made to the change-of-control agreements of Messrs. Wainscott, Horn, Kaloski, Ferrara, and Zizzo. With respect to these change-of-control agreements, the Board elected to remove the provision that provides that if any portion of the required payments to the Executive Officer becomes subject to the federal excise tax on "parachute payments," the Company would be required to make a "gross-up" payment to the Executive Officer. The result of such a "gross-up" payment is that the net amount retained by the executive after deduction of the excise tax and any applicable taxes on the "gross-up" payment is not reduced as a consequence of the excise tax.

The five Named Executive Officers whose change-of-control agreements were affected by the changes described above have entered into new change-of-control agreements incorporating such changes. The change-of-control agreements of the other Executive Officers did not include "modified single-trigger" or "gross-up" provisions. Thus, following the execution of the new agreements by the five Named Executive Officers identified above, all Executive Officer change-of-control agreements include a "double trigger" with respect to when the payment of benefits is triggered and none contains a "gross-up" provision.

What specific policies does the Company have which impact executive compensation?

Policy Against Re-Pricing or Replacing Underwater Options

The Company has long had a practice of not re-pricing or replacing stock options because the Company's stock is at a price below which such options are exercisable. The Company formalized this practice into a policy, which was adopted by the Board upon the recommendation of the Committee in January 2012. The Company thus now has a written policy against re-pricing or replacing such "underwater" options. That policy is incorporated in the Company's Corporate Governance Guidelines at Section II(N). Those guidelines are available at www.aksteel.com/governance.

Compensation Clawback Policy

In 2009 the Board adopted a compensation clawback policy, which provides that the Company may recoup performance-based, incentive compensation from officers covered by the policy if the Board determines that

(i) the officer has engaged in knowing or intentional fraudulent or illegal conduct which (ii) resulted in the achievement of financial results or the satisfaction of performance metrics that increased the amount of such compensation.

Stockholder Approval of Certain Severance Agreements with Senior Executives

The Board has a policy concerning stockholder approval of certain severance agreements with the Company's senior executives, including its Named Executive Officers. That policy provides that the Board should seek stockholder approval or ratification of severance agreements with the Company's senior executives entered into on or after May 13, 2003 (the date the policy was adopted) if such agreements require payment of benefits attributable to severance in an amount exceeding 2.99 times the sum of the senior executive's annual base salary plus annual and long-term incentive bonuses payable for the then-current calendar year. For purposes of this policy, the term "severance agreement" means an employment agreement, retirement agreement or change-of-control agreement which contains a provision for payment of benefits upon severance of employment with the Company, as well as renewals, modifications or extensions of such agreements. The term "senior executive" means the Chief Executive Officer, President, principal financial officer, principal accounting officer and any elected Vice President of the Company. The term "benefits" means lump-sum cash payments (including cash payments in lieu of medical benefits) and the estimated present value of future periodic cash payments to be paid to a senior executive in excess of what he or she otherwise would be entitled to receive under the terms of any qualified or non-qualified Company pension or employee benefit plan.

Stock Ownership Guidelines for Executive Officers

The Board also has a policy concerning stock ownership guidelines for Executive Officers. The principal objective of the policy is to enhance the linkage between the interests of stockholders and Management through a minimum level of stock ownership. The policy establishes a "target ownership" guideline for the Company's common stock for each Executive Officer. The guideline typically is expressed as a number of shares equal in market value to a multiple of the Executive Officer's annual base salary. The target ownership guideline set for each Executive Officer varies in amount based upon that person's relative level of seniority and responsibility. Among the NEOs, the target ownership guideline for Mr. Wainscott is a number of shares equal in market value to three times his annual base salary at the time the guidelines were established. The ratio for Messrs. Horn and Kaloski is two times their then-annual base salary. For Mr. Ferrara the ratio is one and one-half times his then-annual base salary and for Messrs. Newport and Zizzo the ratio is one times their respective base salaries at the time that they became subject to the policy. Once established, an Executive Officer's target ownership guideline does not re-adjust automatically as a result of changes in his or her base salary or changes in the price of the Company's stock. However, the Committee may, from time to time, reevaluate and revise a particular Executive Officer's target ownership guideline in light of such changes. The Committee last did that in October 2010. For purposes of the policy, stock "ownership" includes (i) shares of Company stock held directly by an Executive Officer, (ii) shares of Company stock held by an Executive Officer's family member living in the same household, and (iii) shares of Company restricted stock held directly by an Executive Officer, whether or not yet vested. "Ownership" does not include options, whether vested or unvested, to purchase stock. Executive Officers are expected to attain the minimum level of target ownership within a period of three years from the effective date of the policy or from the date he or she is first elected as an Executive Officer, whichever is later. Currently, each of the Named Executive Officers is in compliance with the stock ownership policy.

Policy Prohibiting Insider Trading, Hedging Transactions and Pledging of Securities

In 2011, the Board approved a change to the Company's Insider Trading Policy to add provisions which prohibit Directors and all employees, including the Named Executive Officers, from engaging in hedging or other monetization transactions, pledging the Company's securities as collateral for loans, holding Company securities in margin accounts and engaging in short sales. The policy accordingly was renamed the Insider Trading and Anti-Hedging Policy.

What is the Committee's general process for determining executive compensation?

Timing of Compensation Determination

Although the Committee receives and considers data, reports and other information throughout the year in the course of performing its responsibility to oversee the Company's executive compensation policies and practices, the Committee typically determines the annual compensation package for each of the Executive Officers, including equity grants and participation in any annual or long-term incentive programs, at its January meeting each year. The performance goals for incentive awards generally are established at the Committee's January meeting, but with respect to some components, sometimes are not established until the Committee's March meeting.

Use of Competitive Data in the Compensation Determination Process

Each year, the Committee's executive compensation consultant develops competitive compensation data based upon publicly available information from a peer group of the Company, as well as general industry surveys for similarly-sized companies. (See the discussion below for a list of who is in this peer group and the criteria used to establish it.) The Committee relies upon and considers this data as a factor in its determination, but it does not have a policy or practice of utilizing a particular compensation percentile as a benchmark for purposes of determining initial or subsequent salary levels. Rather it uses this competitive data principally in two respects. First, it provides one measure for assessing the reasonableness of any compensation package the Committee is considering for an Executive Officer. Second, it assists the Committee in implementing its goal of retaining executives of high caliber by enabling the Committee to better understand what competitors or other potential employers may pay to attract away an existing Executive Officer and what the Company must pay to attract to the Company a candidate for an Executive Officer position.

Peer Companies

The competitive data used by the Committee include compensation data from a peer group of industrial companies with sales, size and scope reasonably comparable to those of the Company, as well as other large publicly-owned, United States-based companies in the steel industry. Among other factors, the members of this peer group are selected because the Company directly or indirectly competes with them for employees, business, capital and/or investors, whether as a result of its status as an industry competitor or as a manufacturing company with a similar range of market capitalization, geographic location, manner of operations, and/or other relevant characteristics.

The Committee periodically reviews the peer group to evaluate whether it remains reasonable and appropriate. The Committee engaged in such a review in 2010 with the assistance of its executive compensation consultant. At the Committee's October 2010 meeting, the Committee's executive compensation consultant presented a report in which it recommended several changes to the Company's then-existing peer group. The Committee approved those recommended changes. As a result, as of October 2010, the Company's peer group consists of the following companies:

- Allegheny Technologies, Inc.
- American Axle & Manufacturing Holdings
- Meritor Inc.
- Cliffs Natural Resources Inc.
- Commercial Metals Company
- Eaton Corporation
- MeadWestvaco Corporation
- Nucor Corporation
- Precision Castparts Corp.
- Reliance Steel & Aluminum Co.
- Schnitzer Steel Industries, Inc.
- Steel Dynamics, Inc.
- Tenneco Automotive Inc.
- The Timken Company
- United States Steel Corporation
- Worthington Industries, Inc.

Use of Tally Sheets

The Committee utilizes tally sheets to review the amounts payable under each element of an NEO's compensation, as well as the aggregate value of such compensation, in the event of a circumstance which would trigger payment of post-termination compensation. These tally sheets are prepared by the Company's executive compensation consultant, with the assistance of the Company's independent outside actuary. The Committee also uses tally sheets as a measure for assessing the reasonableness of the compensation packages approved by the Committee for an Executive Officer, including the NEOs. This assessment of reasonableness includes a comparison of the compensation packages of each Executive Officer for internal equity between and among the Executive Officers, as well as a comparison of the compensation packages of each Executive Officer to relevant executive positions in the Company's peer group.

Management's Role in the Compensation Process

After consulting with the Committee's executive compensation consultant, Mr. Wainscott makes recommendations to the Committee with respect to the annual compensation packages for all of the Executive Officers other than himself. The Committee discusses those recommendations with Mr. Wainscott and the Committee's executive compensation consultant before making the determination of the non-CEO executive compensation packages.

Other than Mr. Wainscott, the only member of Management who provides a recommendation to the Committee with respect to any aspect of the annual executive compensation program is the Vice President, Human Resources. This officer makes a recommendation to the Committee each year with respect to the goals to be used for purposes of determining performance awards in the next performance cycle under the Company's Annual Incentive Plan, Long-Term Plan and with respect to performance shares. The recommendation with respect to such goals principally takes into consideration the Company's performance against the goals of the prior performance cycle, consultation with Mr. Wainscott and other Management personnel concerning the anticipated performance of the Company in the next performance cycle with respect to those goals, an evaluation of what would be a realistic, but appropriately demanding, performance level for each specific goal, and consultation with the Committee's independent executive compensation consultant. The Vice President, Human Resources further evaluates and makes recommendations to the Committee with respect to the design and implementation of the various incentive plans, retirement plans, and other ongoing compensation-related arrangements and benefits for the Executive Officers.

What was the specific process for determining the 2012 executive compensation program?

Key Factors Considered by the Committee during the 2012 Compensation Process

In connection with the determination of Mr. Wainscott's 2012 compensation package, the Committee evaluated his performance as CEO and President of the Company during the prior calendar year. For that purpose, the Committee approved prior to its January 2012 meeting a written performance evaluation form to be completed by all members of the Board. Mr. Wainscott completed a self-evaluation using the same evaluation form. All of these completed forms were returned to Mr. Abdoo, as the Chairman of the Committee, who then summarized and presented them to the full Board. In addition, each year Mr. Wainscott prepares a list of proposed annual goals and objectives for himself and the Company and provides that list to the Committee. Mr. Wainscott prepared such a list for 2011 and the Committee approved it at the Committee's January 2011 meeting. The Board considered that approved list of 2011 personal goals and objectives in connection with its January 2012 evaluation of Mr. Wainscott's 2011 performance. Those goals and objectives addressed the following subjects: improving the Company's financial performance, including enhancing the Company's cash and liquidity; continuing to provide the best customer service in the industry; focus on margin enhancement, including progress on major strategic initiatives for that purpose (with a particular emphasis on accelerating the benefits of the Company's initiatives with respect to raw materials); achieving the full benefits from certain major capital investments; management development and succession planning, successful completion of certain labor negotiations; enhancing personal communications and visibility with various constituents; improving

certain fundamental operating measures; enhancing long-term shareholder value; and certain personal development goals.

In addition, as part of its normal deliberative process for all of the Executive Officers, including the CEO and other NEOs, the Committee principally considered the following factors in establishing 2012 base salaries and target performance award opportunities, and determining awards of restricted stock, performance shares and stock options:

- a report prepared by Frederic W. Cook & Co., which analyzes competitive peer group compensation data to assess executive compensation levels, and share usage, dilution, and fair value transfer levels relative to the peer group to assess annual burn rate, total overhang and aggregate costs as related to long-term incentive awards;
- the Board's evaluation of each Executive Officer's relative contribution to the Company's performance during the relevant performance periods;
- the performance of the Company's publicly-traded securities;
- the Company's financial performance in 2011 and its projected financial performance in 2012;
- the Company's safety, quality and financial performance in 2011 and the trends associated with these performance metrics over the last few years;
- the extent to which performance goals incent appropriate conduct and do not encourage inappropriate or excessive risk that would not be in the best interests of the Company and its stakeholders;
- the highly competitive nature of the steel industry; and,
- the need to retain and motivate the Management team to continue the Company's financial improvement and compete effectively in the highly competitive steel industry.

The Committee also met with Mr. Wainscott as CEO and President of the Company with respect to each of the other Executive Officers, including the other NEOs. Mr. Wainscott provided his evaluation of the NEOs' performance for the Committee's consideration in its determination of their respective compensation packages. Mr. Wainscott also made a recommendation to the Committee for its consideration with respect to what he believed would be an appropriate compensation package for each Executive Officer (other than himself), including each of the other NEOs.

Committee Conclusion and Action with Respect to 2012 Compensation Packages

After following its stated compensation process, and discussing the factors set forth above, the Committee concluded that the 2012 compensation packages under consideration for each of the Company's then-existing Executive Officers, including the NEOs, were consistent with the Company's compensation philosophy and were reasonable, competitive and appropriate, both individually and taken as a whole. The Committee's conclusion with respect to these compensation packages, though based in part on subjective factors and reference to each individual's compensation package in recent prior years, was primarily founded upon the Committee's recognition of the high level of performance by each Executive Officer, including each NEO, and the Committee's confidence that the compensation packages provide proper incentive for these Executive Officers to remain employed by the Company and to continue to focus on serving the best interests of the Company and its stockholders in the coming years. The Committee further concluded that these packages, particularly insofar as they did not include increases in base salary and did include reductions in the value of equity grants, were appropriate in light of the Company's recent financial performance and reflected then-current conditions at the Company and in the industry. The Committee also concluded that the compensation packages would provide adequate and appropriate incentives to the Executive Officers to stay with the Company and to work diligently and effectively to improve its performance, not only in 2012 but for a longer term.

The Committee therefore approved the compensation packages for 2012 that are reflected in the Summary Compensation Table beginning on page 60. Further detail on the decisions with regard to each key

component is provided in the following section. The Committee then reported its action to the Board and recommended that the Board ratify the compensation packages approved by the Committee. After consideration and discussion by the Board as a whole, the Board ratified those packages. The approval and ratification with respect to all of the NEOs other than Mr. Newport occurred in January 2012. The Committee approved, and the Board ratified, increases to Mr. Newport's compensation in connection with a promotion in May 2012.

What specific action did the Committee take in 2012 with regard to the key elements of the Company's executive compensation program and what were the principal reasons for that action?

Base Salary

The salary level for an NEO is assigned initially based upon experience, expertise, job responsibilities and competitive data, including a review of the salary levels for comparable positions at other similarly-situated major corporations as disclosed in competitive data presented by Frederic W. Cook & Co. As noted above, the individual performance of each NEO other than Mr. Wainscott is reviewed by the Committee with Mr. Wainscott. Mr. Wainscott's individual performance is reviewed by the Committee based upon a written evaluation by the Board of Mr. Wainscott's performance against various goals and objectives. The Committee also reviews the base salary levels of the NEOs for internal consistency and equity relative to each other. The principal factors in determining whether to increase, maintain, or decrease an annual base salary for an NEO are individual performance, Company performance, changes in job responsibility, and competitive market compensation data and trends. The Committee does not rely on any specific formula, nor does it assign specific weights to the various factors used in determining base salaries. Strong individual performance and strong Company performance would generally result in above-market increases. Below-market increases, no increases, or even decreases may occur in years when either individual performance or Company performance has been below expectations.

In January 2012, after considering all of the above factors and consulting with Frederic W. Cook & Co., the Committee determined not to increase the base salaries of any of the NEOs. The principal factor in this decision was the Company's financial performance in 2011. (However, in May 2012, the base salary of Mr. Newport was increased as a result of a promotion.)

Annual Incentive Awards

As discussed above, the Company provides annual cash performance awards to its employees, including its NEOs, pursuant to its Annual Incentive Plan. This component of an NEO's compensation is intended to motivate the NEO to focus on both financial and non-financial annual performance-based goals that directly impact stockholders. Under the terms of the Annual Incentive Plan, a participant can earn a performance award based upon the annual performance of the Company against goals established for performance at a threshold, target and maximum level. The three performance metrics used for the goals are safety, quality and net income.

A performance award at the target level may be paid under the Annual Incentive Plan to the CEO in an amount equal to 110% of base salary and a performance award at the maximum level may be paid in an amount equal to 220% of base salary. For the other NEOs, and depending upon the NEO's title and position, a performance award at the target level may be paid in an amount equal to between 60% and 75% of base salary and a performance award at the maximum level may be paid in an amount equal to between 120% and 150% of base salary. Performance awards between the threshold and the target level are determined by a straight-line interpolation between those two levels, starting from a base of zero at the threshold level. By way of example, assuming that a potential award at the target level for a particular performance factor was $10,000, then annual performance by the Company at halfway between the threshold and target goals would result in payment of a performance award with respect to that particular factor in the amount of $5,000. Similarly, performance at three-quarters of the way between the threshold and target goals would result in payment of a performance award with respect to that particular factor in the amount of $7,500.

Under the terms of the Annual Incentive Plan, the Committee weights each performance factor as a percentage of the whole. For 2012, the Committee approved the weighting of the three performance factors at 20% for safety, 20% for quality and 60% for financial performance for purposes of determining the portion of a performance award paid up to the target level. Payment of a performance award beyond the target level is based solely upon financial performance. Since payment beyond the target level is predicated solely on financial performance, this has the effect of reducing the percentage of the whole award attributable to safety and quality. For example, if a performance award is earned at the maximum level under the Annual Incentive Plan, the relative weightings would be 10% for safety, 10% for quality and 80% for financial performance.

With respect to the safety performance factor, the metric selected by the Committee to measure performance was the number of OSHA-recordable cases. That metric was selected because there is no higher priority at the Company than the safety of its employees and it is a standard metric reported to a federal government agency. It also is commonly used in the steel industry as a measure of safety performance. For the safety component of the 2012 Annual Incentive Plan, at its January 2012 meeting the Committee established a target level goal of no more than 24 OSHA-recordable injuries on Company-wide basis and a threshold level goal equal to 125% of that number. (The threshold goal in this instance is higher than the target goal because that reflects less successful performance.) For all of 2012, the Company had a total of 18 recordable injuries. In 2012, the Company thus performed at the target level performance goal for safety under the Annual Incentive Plan and the safety portion of the Annual Incentive Plan was paid in full (i.e., at 10% of the maximum available annual incentive award).

With respect to the quality performance factor, the Committee selected three metrics: internal rejections, internal retreats and external customer claims. Those metrics were selected because they also are commonly used in the steel industry to measure both internal and external quality performance. In addition, there is a direct relationship between the Company's performance with respect to each of those metrics and the Company's costs attributable to quality. At its January 2012 meeting, the Committee established a 2012 target level goal of no more than 0.43% for the internal rejection rate, 0.70% for the internal retreat rate, and 0.15% for the customer claim rate. Again, the threshold goals for each of those metrics were set at 125% of the target goals. (As with the safety performance factor, a higher number reflects less successful performance). In 2012, the Company performed at a level better than the target level performance goals with respect to two of the quality metrics used to measure its performance under the Annual Incentive Plan, but because it did not achieve the threshold goal of the financial component of the Annual Incentive Plan, there was no payout with respect to the quality component of the plan for 2012

With respect to the financial performance factor, the Annual Incentive Plan establishes net income (excluding special, unusual and extraordinary items) as the performance metric and that was the performance metric used for 2012. This metric was established because it is a widely recognized and accepted measure of a company's financial performance and the Committee believes it helps to align the interests of Management and the Company's stockholders. The net income threshold goal typically is set at a level which would represent a minimum acceptable performance by the Company in the context of the business conditions and other challenges facing the Company. The target goal typically is set at a level which would represent performance that is more demanding, but still reasonably attainable. The maximum goal is set at a level which would represent extraordinary performance. At its January 2012 meeting, the Committee established threshold, target and maximum net income performance goals for 2012 under the Annual Incentive Plan of $10 million, $57 million and $104 million, respectively (excluding special, unusual and extraordinary items). In 2012, the Company recorded a net loss for purposes of the Annual Incentive Plan financial component. In accordance with the terms of the plan documents, there was no payout with respect to the financial component of the plan for 2012.

Thus, in January 2013, the Committee approved the payment of performance awards for the 2012 performance period to the participants in the Annual Incentive Plan. For the Executive Officers, including the NEOs, that payment was equal to 10% of the maximum potential incentive award under the Annual Incentive Plan, all of it attributable to the Company's outstanding safety performance in 2012. The amount of the Annual Incentive Plan performance awards to each of the NEOs for 2012 is included in the Summary Compensation Table beginning on page 60.

Long-Term Incentive Awards

The Company also provides cash performance awards to its employees, including its NEOs, pursuant to its Long-Term Plan. The fundamental purposes of the Company's Long-Term Plan are to:

- align the interests of Management more closely with the interests of the stockholders;
- link a portion of Management's compensation to the performance of the Company;
- increase the focus of Management on the Company's long-term performance by establishing performance goals that support long-term strategies; and
- assist the Company in recruiting, retaining and motivating a highly talented group of managers who will successfully manage the Company in a way that benefits all of its stakeholders.

Under the terms of the Long-Term Plan, a participant can earn a performance award based upon the three-year performance of the Company against a goal established by the Committee at the start of that three-year period. For 2012, the Committee used cumulative EBITDA (excluding special, unusual and extraordinary items) as the performance metric for the Long-Term Plan. The Committee selected this metric because the Committee believes it creates value and provides a strong incentive for Management to achieve the Company's objective of sustainable profitability. Accordingly, the Committee believes the use of this metric will more closely align the interests of Management with the interests of the Company's stockholders over the long term.

Pursuant to the terms of the Long-Term Plan, the Committee establishes cumulative EBITDA threshold, target and maximum payout goals in the first quarter of each three-year performance period. In determining the Long-Term Plan goals, the Committee attempts to establish a target goal that will be challenging to achieve and that is not likely to be satisfied with respect to every three-year performance period. As with respect to the Annual Incentive Plan goals, the threshold goal would be set at a level that would represent a minimum acceptable performance by the Company and the maximum goal would be set at a level that represents extraordinary performance. The threshold goal must be met before any payout is made.

A performance award at the target level may be paid under the Long-Term Plan to the CEO in an amount equal to 110% of base salary and a performance award at the maximum level may be paid in an amount equal to 220% of base salary. For the other NEOs, and depending upon the NEO's position, a performance award at the target level may be paid in an amount equal to between 60% and 75% of base salary and a performance award at the maximum level may be paid in an amount equal to between 120% and 150% of base salary. There is a linear progression of the payout for achievement of cumulative EBITDA between the threshold, target and maximum payout goals. All payouts earned, if any, are paid in cash. For the three-year period ending December 31, 2012, the Committee established at its March 2010 meeting cumulative EBITDA goals of $1.017 billion as the threshold to reach for any incentive payment, $1.367 billion for payment at the target level, and $1.717 billion for payment at the maximum level. For the three-year period ending in 2012, the Company did not achieve the threshold performance level of cumulative EBITDA. Thus, no incentive payment was paid to the participants in the Long-Term Plan, including the NEOs, for the 2010 — 2012 performance period. Accordingly, the Summary Compensation Table beginning on page 60 does not include any payouts under 2012 to the NEOs under the Long-Term Plan.

Equity Awards

Another key component of an NEO's annual compensation package is the grant of equity awards under the Company's Stock Plan. Such grants may be in the form of stock option awards, restricted stock awards and/or performance-based equity awards in the form of performance shares.

A principal purpose of equity grants under the Company's Stock Plan is to enhance the commonality of interests between Management and the Company's stockholders by linking executive compensation to the Company's performance and to appreciation in the market price of the Company's common stock. Equity grants also are intended to encourage executives to remain in the employ of the Company, as discussed below.

Performance share awards

Performance share grants are an important element of an NEO's annual compensation package because they closely align the interests of the NEOs and the Company's stockholders by directly linking how many shares, if any, ultimately are earned by an NEO to the performance of the Company over a three-year performance period. Each grant of a performance share award is expressed as a target number of shares of the Company's common stock. The number of shares of common stock, if any, actually earned by and issued to the NEO under a performance share award will be based upon the performance of the Company over the applicable performance period. By way of example, the performance period applicable to the performance share awards granted in January 2010 started on January 1, 2010 and ended on December 31, 2012. Depending upon the Company's performance with reference to the performance categories described below, an NEO ultimately may earn from 0% to 150% of the target number of shares granted. The performance categories used to determine how many performance shares ultimately will be earned and issued are:

- the Company's Total Stockholder Return, defined as price appreciation plus reinvested dividends, if any, during the performance period relative to the total stockholder return during that same period of the companies in the Standard & Poor's 400 Midcap Index, and
- the compounded Growth Rate of the price of the Company's common stock over the performance period, using as the base the average closing price of the Company's common stock for the last 20 trading days during the month of December.

One-half of the total target number of shares awarded may be earned based on the Growth Rate performance and the other half may be earned based on the relative Total Stockholder Return performance. The Committee chose the Growth Rate metric as an objective measure of the value created for shareholders over time. The Committee chose the relative Total Stockholder Return metric because it facilitates a comparison between the growth rate of the Company's common stock over time and a broad-based market index. The Committee considered that the collective use of Growth Rate and relative Total Stockholder Return as performance metrics for the performance share awards created a balance between two commonly used internal and external metrics, both being recognized measures that are aligned to shareholder value.

For each performance category, levels have been established to provide threshold, target and maximum payouts as follows:

Payout (Stated as a % of Category's Target Shares)	Total Stockholder Return	Stock Price Growth Rate
Threshold (50%)	25th percentile	5.0%
Target (100%)	50th percentile	7.5%
Maximum (150%)	75th percentile	10.0%

If the threshold performance level is not achieved in a performance category as of the end of the performance period, then none of the target shares related to that category will be earned or issued. If at least the threshold is achieved in a performance category, then shares will be earned and issued in an amount equal to the number of the award's target shares related to that category, multiplied by a percentage determined by a straight-line interpolation between the actual level of the Company's performance and the above-stated payout percentages. As noted above under *Overview of Key Pay-for-Performance Components and Application to 2012 Executive Compensation*, for the three-year performance period ending in 2012, the Company's stock performance with respect to the Total Stockholder Return and Growth Rate metrics did not meet the threshold performance levels. Accordingly, no shares of the Company's common stock were issued with respect to the three-year performance period which ended in 2012.

Restricted stock awards

The Committee typically determines and approves restricted stock grants each year at its regularly-scheduled January meeting. There is a limited exception to this standard award schedule for grants of restricted

stock to someone promoted or hired during the year. Restricted stock generally has a value for an NEO only if the NEO remains in the Company's employment for the period required for the stock to vest, thus providing an incentive for the NEO to remain in the Company's employment. (However, an exception to the requirement of continued employment occurs with respect to death, disability or retirement. Vesting occurs immediately upon death or disability. Upon qualification for retirement, the restricted stock will continue to vest in the normal course after the date of retirement.)

Restrictions on grants of common stock to the Company's employees typically will lapse with respect to one-third of the shares on the first anniversary of the date of the award, and with respect to an additional one-third of the shares on each of the second and third anniversaries of the date of the award. That is the case with all of the restricted stock grants to the NEOs which occurred in January 2012 at the time the Committee determined the 2012 compensation packages for the NEOs. However, in connection with the promotion of three of the existing Named Executive Officers (Messrs. Ferrara, Horn and Kaloski), on May 26, 2010, the Committee approved additional grants of restricted stock to each of them with a vesting schedule that differs from the normal three-year step vesting. With respect to these May 2010 stock grants, the vesting schedule is three-year "cliff" vesting. That is, all of the shares of restricted stock granted in May 2010 will vest at the third anniversary of the grant date. The reason for the change from the normal three-year step vesting schedule was to increase the term for which the restricted stock provides an incentive to each of these NEOs to continue his employment with the Company.

Stock option awards

Stock option awards serve the purposes of the Stock Plan because they generally have a value to the grantee only if the grantee remains in the Company's employment for the period required for the option to become exercisable, and then only if the market price of the Company's stock increases above its price on the date the option was granted. This provides an incentive for the grantee to remain employed by the Company and to take actions which, over time, are intended to enhance the value of the Company's stock. (As with restricted stock, an exception to the requirement of continued employment is made in the event of death, disability or retirement. In addition, for stock options an exception is made for involuntary termination without cause.)

For each NEO, stock options are a part of the determination of the NEO's overall compensation package for that year. Although the Company has long had a practice of not replacing or re-pricing options granted to its NEOs that are "underwater," in January 2012 the Board of Directors made that practice into a formal policy. All options granted to employees under the Stock Plan, including the NEOs, must be exercised within a ten-year period of the grant date and typically vest in three equal installments on the first, second and third anniversary of the grant date.

Under the terms of the Stock Plan, the exercise price for a share of the Company's common stock underlying an option may not be less than the fair market value of the Company's stock on the date on which such option was granted. It has been the uniform practice of the Committee to establish an option exercise price equal to the fair market value of the underlying common stock. Under the terms of the Stock Plan, that fair market value is the average of the highest and lowest sales price for the Company's common stock on the grant date (or if there were no sales of the Company's common stock on the grant date, then the weighted average of the mean between the highest and lowest sales price for the Company's common stock on the nearest preceding trading day during which there were sales of such stock). It is both the policy and practice of the Committee only to grant options to its employees, including its NEOs, as of the date of the meeting at which the grants were made. This typically occurs at the regularly-scheduled January Committee meeting. Generally, the Committee only grants options at a meeting other than the January meeting in a situation in which an employee is being promoted (e.g., to a new key management or officer position) or is first hired. Under those circumstances, the grant may occur at a meeting other than the regularly-scheduled January Committee meeting, but the grant date for the options still would be the date of the meeting at which the grant was approved. The exercise price for such options also still would be the fair market value of the Company's common stock determined as described above under the terms of the Stock Plan. The Company has not had, and does not have, a practice of backdating stock

options. Neither the selection of Committee meeting dates nor option grant dates is timed in any way to try to maximize gain or manipulate the price of an option. Management does not have a role in determining the timing of option grants.

2012 Equity Grants to NEOs

As in the past, the Committee engaged Frederic W. Cook & Co. to provide assistance in determining appropriate equity awards to the Executive Officers, including the NEOs, for 2012. In January 2012, Frederic W. Cook & Co. developed and provided to the Committee competitive compensation data based upon publicly available information from the Company's peer group, as well as general industry surveys for similarly-sized companies. The Committee considered this data as a factor in its determination of equity grants, but it did not utilize a particular compensation percentile as a benchmark for purposes of determining such grants. Rather, it used this competitive data to help the Committee assess the reasonableness of the grant awards under consideration by the Committee for an Executive Officer.

While there is no express policy with respect to the allocation of each type of equity award, the total number of shares at the grant date of the January 2012 equity grants to the CEO (as well as the other NEOs) was allocated approximately as follows: 34% stock options, 26% restricted stock, and 40% performance shares at target. The specific grants of stock options, restricted stock and performance shares made during 2012 to each of the NEOs are set forth in the Grants of Plan-Based Award Table beginning on page 63.

Post-Termination Benefits

Rationale for Severance and Change-of-Control Agreements

The Company has entered into severance agreements and change-of-control agreements with each of the NEOs that provide post-termination benefits. The descriptions of those agreements in this Proxy Statement are qualified in all respects by reference to the actual documents filed as an exhibit to the Company's annual and/or quarterly reports with the Securities and Exchange Commission. The current form of the change-of-control agreement was attached as Exhibit 10.10 to the Company's Annual Report on Form 10-K for the year ended December 31, 2012 ("2012 Annual Report"). The current forms of the severance agreements were attached as exhibits to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004, as subsequently amended by the forms attached as exhibits to the Company's Quarterly Report on Form 10-Q for the quarters ended September 30, 2007 and September 30, 2009 and the Company's Annual Report on Form 10-K for the year ended December 31, 2011.

For each of the NEOs, the original severance agreements were effective as of July 2004, had an initial five-year term, and renew automatically on a year-to-year basis thereafter unless written notice of non-renewal is given by either party at least 90 days prior to the expiration of the term. These forms were recommended by the Committee and approved by the Board in 2004 after the Committee undertook an evaluation of its then-existing Executive Officer severance agreements. The severance agreements were approved because they promote the interests of the Company and its stakeholders by, among other things:

- securing a release of claims from the terminated NEO and thereby avoiding the risk and financial exposure of employment litigation;
- ensuring that for one year after termination of employment the NEO will not compete against the Company;
- ensuring that for one year after termination of employment the NEO will not solicit any employee of the Company for employment by any entity which is engaged in melting, hot rolling, cold rolling or coating of carbon, electrical or stainless steel;
- ensuring that after termination of employment the NEO will not disparage the Company;

- ensuring that for one-year after termination of employment the NEO will cooperate with respect to various Company matters in which the NEO was personally involved prior to the NEO's employment termination; and
- securing an agreement by the NEO to arbitrate all legally arbitrable claims arising not only from the severance agreement, but also from the NEO's employment relationship with the Company.

For each of the NEOs except Mr. Newport, the original change-of-control agreements had a five-year initial term which had expired and was being renewed on a year-to-year basis. Those original agreements were modified and restated in early 2013. The new, restated change-of-control agreement has an initial one-year term and will renew automatically on a year-to-year basis thereafter unless written notice of non-renewal is given by either party at least 90 days prior to the expiration of the term. Mr. Newport also has executed the new, restated form of the change-of-control agreement, but his original five-year term had not yet expired when he executed that agreement, so the term of his new agreement does not expire until February 2015. Thereafter, it also will renew automatically on a year-to-year basis unless written notice of non-renewal is given by either party at least 90 days prior to the expiration of the term. The change-of-control agreements were approved because they promote the interests of the Company and its stakeholders by, among other things:

- obtaining the same covenants and commitments as described above with respect to severance agreements; and
- mitigating an NEO's concerns about personal job security and financial well-being in the event of a change-of-control, thereby eliminating consequences which might prevent the NEO from providing objective advice and information to the Board and stockholders with respect to a proposed change-of-control of the Company, and helping to ensure that the Management team stays intact before and during a proposed change-of-control transaction.

The Committee annually reviews the form and terms of the Company's severance and change-of-control agreements to evaluate whether they continue to promote the interests of the Company as noted above and were appropriate and competitive under the then-existing circumstances. The Committee concluded that the severance agreements continue to meet that standard and should remain in effect. As discussed above, however, in January of 2013, the Committee recommended, and the Board approved changes to the form of the Company's change-of-control agreements to eliminate modified single-trigger and tax gross-up provisions. [See discussion at page 43.]

Severance Agreements Terms Overview

Under the terms of the existing form of severance agreement with the Company's NEOs, an NEO who voluntarily terminates employment or whose employment is terminated involuntarily for cause would not receive any severance benefits associated with such termination. An NEO who is terminated involuntarily without cause would receive at a minimum a lump sum payment equal to the NEO's base salary for a period of six months. In addition, if the NEO executes an agreement releasing the Company from any liability for claims relating to the NEO's employment with the Company, the NEO also is entitled to receive:

- an additional lump sum severance payment (ranging from 12 to 18 months of base salary);
- a lump sum payment based upon the NEO's assigned target amount under the Company's Annual Incentive Plan; and
- continuing coverage under the Company's benefit plans, including life, health and other insurance benefits, for a specified period of time (ranging from eighteen months to two years).

Change-of-Control Agreements Terms Overview

An NEO typically is entitled to severance payments and other benefits under the NEO's change-of-control agreement if, within 24 months following a change-of-control of the Company, the NEO's employment with the

Company is involuntarily terminated without cause or the NEO voluntarily terminates employment with the Company for "good reason."

There are different versions of the change-of-control agreement with respect to the level of benefit payments made in the event of a change-of-control. Generally, the highest level of benefits is provided for Mr. Wainscott. For each NEO, the base severance benefit is a lump sum payment equal to the NEO's base salary for a period of six months. In addition, if the NEO executes an agreement releasing the Company from any liability for claims relating to employment with the Company, the NEO would be entitled to receive:

- an additional lump sum severance payment (ranging from 18 and 30 months of base salary);
- a lump sum payment based upon the NEO's awards under the Company's Annual Incentive Plan (equal to two to three times the greatest of (1) the NEO's assigned Annual Incentive Plan target amount for the calendar year in which the termination occurs, (2) the actual Annual Incentive Plan payout for the calendar year immediately preceding the calendar year in which the termination occurs, or (3) the average of the Annual Incentive Plan payouts for the three calendar years immediately preceding the calendar year of termination, reduced in each instance by any amount otherwise paid or payable under the Annual Incentive Plan with respect to the preceding calendar year, plus a prorated Annual Incentive Plan payout at the maximum level for the portion of the then-current calendar year prior to date of termination);
- a prorated Long-Term Plan payment at the target level for all incomplete performance periods as of the date of termination;
- continuing coverage under the Company's benefit plans, including life, health and other insurance benefits, for a specified period (ranging from 24 to 36 months);
- additional service credits toward retiree medical coverage (ranging from two to three years);
- the immediate vesting of all restricted stock awards to the NEO under the Company's Stock Plan and the lapse of all restrictions on such awards; and
- the right, for a period of three years, to exercise all stock options awarded to the NEO under the Stock Plan.

Specific Payments and Benefits under Severance and Change-of-Control Agreements

The specific circumstances that would trigger the payments and other benefits under the severance agreements, the estimated payments and benefits that would be provided in each covered circumstance for each NEO, how the payments and benefits are determined under such circumstances and all material conditions and obligations applicable to the receipt of the payments and benefits are set forth in the Potential Payments Upon Termination or Change-of-Control discussion beginning on page 72.

Pension and Other Retirement Benefits

Non-Contributory Pension Plan

Prior to January 31, 2009, the Company's full-time, non-represented salaried employees, including its NEOs, could elect to participate in a qualified benefit plan known as the Non-Contributory Pension Plan. Effective January 31, 2009, however, no new participants were allowed to enter the Non-Contributory Pension Plan and all benefit accruals under the plan for existing participants were frozen. For those who entered the Non-Contributory Pension Plan prior to January 31, 2009, retirement benefits are calculated using one of two formulas: (1) a cash balance formula, or (2) a final average pay formula. Eligibility for coverage under a particular formula is typically determined by the date on which a participant commenced employment with the Company. Participants generally are vested under the Non-Contributory Pension Plan after five years of service regardless of which formula is used to calculate benefits. The compensation taken into account in determining benefits under either formula is subject to the compensation limits imposed by the Internal Revenue Code. A description of the terms of the Non-Contributory Pension Plan, including the formulas used to calculate a

participant's retirement benefits, is set forth in footnote (1) to the Pension Benefits Table beginning at page 69.

Executive Minimum and Supplemental Retirement Plan

The Company's officers, including its NEOs, are eligible to participate in an unfunded nonqualified deferred compensation plan called the Executive Minimum and Supplemental Retirement Plan, also known as a supplemental executive retirement plan, or "SERP." Each of the NEOs is a participant in the Company's SERP. The Company's SERP provides (1) a "make up" of qualified plan benefits that were denied as a result of limitations imposed by the Internal Revenue Code, and (2) supplemental benefits to vested participants. As part of its annual review of retirement benefits provided to Executive Officers, including the NEOs, the Committee has determined that the retirement benefit provided by the SERP continues to be a key element of a competitive compensation package and, therefore, important to recruiting and retaining key management members.

The benefits for participants in the SERP, including the NEOs, vest under a form of graded vesting. More specifically, a participant will vest in 50% of his or her accrued benefit after a minimum requirement of five years of service as an officer of the Company and as a participant in the SERP, and in an additional 10% of such benefit for each year of service as an employee of the Company in addition to such five years, up to 100% vesting after ten years of total service. Vesting also will occur upon the effective date of a change of control (as defined in the SERP). In addition, vesting occurs with respect to a participant who has completed at least five years of service with the Company upon the participant's death or disability. The form of payment is a lump sum payment to be made within 30 days after the later of attainment of age 55 or termination of employment, subject to a six-month delay for specified employees, including the NEOs. A participant whose employment with the Company terminates after his or her benefit has vested, but before the participant reaches the age of 60, is entitled to an early retirement benefit, reduced to its actuarial equivalent based on the participant's age.

Benefits paid under the SERP are subject to an offset for any benefit received under the Company's qualified defined benefit plan, as well as the actuarial equivalent of certain Company-provided vested benefits accumulated under the Thrift Plan. A participant's benefit under the SERP, prior to giving effect to such offset, is equal to the greater of: (1) 50% of his or her average covered compensation (base salary and bonus under the Annual Incentive Plan) during the employee's highest three calculation years of eligible earnings over the participant's last ten years of consecutive service, or (2) the participant's benefit under the applicable qualified plan in which he or she participates without regard to the limitations imposed by the Internal Revenue Code. The present value of accumulated benefits for each of the NEOs under the SERP is set forth in the Pension Benefits Table beginning on page 69.

Thrift Plan and Supplemental Thrift Plan

The Thrift Plan is a qualified retirement plan under Section 401(k) of the Internal Revenue Code. It provides for Company matching contributions with respect to employee contributions up to 5% of base salary, a portion of which is guaranteed and a portion of which is dependent upon the Company's net income. It further provides for supplemental contributions by the Company if the Company's net income exceeds $150 million. At the same time that the Company locked and froze its Non-Contributory Pension Plan (see discussion above), it amended its Thrift Plan to add an automatic contribution by the Company to a participant's account in the Thrift Plan. Effective January 31, 2009, the Thrift Plan provides for the Company to make a contribution to the account of each participant in the Thrift Plan equal to 3% of the participant's base salary, whether or not the participant makes an elective contribution to the Thrift Plan. This 3% contribution is in addition to the matching contributions described above with respect to the participant's elective contributions. All such contributions are subject to the compensation limits imposed by the Internal Revenue Code.

The Supplemental Thrift Plan is an unfunded nonqualified retirement plan. It provides for Company matching contributions with respect to base salary that may not be taken into account under the Thrift Plan due to limits on earnings imposed by the Internal Revenue Code. The Supplemental Thrift Plan thus provides a vehicle

to maximize Company matching contributions that otherwise would not be eligible for the Thrift Plan due to the Internal Revenue Code's compensation limits.

The Committee has determined that, like the SERP, the Supplemental Thrift Plan provides a retirement benefit that is a key competitive element of the overall compensation package and, therefore, important to recruiting and retaining key management members.

Any member of Management of the Company, including an NEO, is eligible for participation in the Thrift Plan, but participants in the Supplemental Thrift Plan must be selected by the Committee. For 2012, the participants in the Supplemental Thrift Plan included the NEOs. The contributions under these plans for 2012 are set forth in the Nonqualified Deferred Compensation Table on page 71. In 2012, all contributions to these plans were fixed contributions that were not dependent upon the Company's net income; there were no performance-based contributions because the Company had a net loss for the year.

Executive Deferred Compensation Plan

The Company has an Executive Deferred Compensation Plan (the "Deferred Plan"). The Deferred Plan is an unfunded nonqualified deferred compensation arrangement. Participants are always fully vested in their accounts under this plan. Participants direct the investment of their accounts among available investment options (generally the same investment options available under the Company's qualified thrift plan) at market rates. To be eligible to participate in the Deferred Plan, an employee must be an elected officer or other member of the Management of the Company. Eligible employees who desire to participate in the Deferred Plan must be approved by the Chairman and the Committee. In 2012, none of the NEOs chose to participate in the Deferred Plan.

Mandatory Retirement Age of Executive Officers

In July 2012, the Committee recommended, and the Board approved, a policy mandating that Executive Officers of the Company shall be required, subject to certain qualifying conditions, to retire from employment with the Company by the end of the calendar month in which he or she reaches age 65. That policy further provides, however, that in the event an Executive Officer who is covered by the policy would be required to retire within one year of when he or she otherwise would become fully vested under the SERP, then such officer shall not be required to retire from employment with the Company until the end of the month in which he or she becomes fully vested in the SERP.

Perquisites and Other Personal Benefits

Each of the NEOs receives various perquisites and other personal benefits which the Committee has determined, based upon information provided by Frederic W. Cook & Co., are customary for Executive Officers of a company the size and stature of the Company and appropriate to provide a competitive overall compensation package to the Company's NEOs. These consist of reimbursement for tax planning services, financial planning services, mandatory annual physical evaluations, and limited personal use of the Company's airplane by the CEO. While the value of these perquisites and other personal benefits is not considered by the Committee to be a material component of the overall compensation package of an NEO, to the extent that their aggregate amount is greater than $10,000 for any NEO, the perquisites and personal benefits provided to that NEO are disclosed in the All Other Compensation column of the Summary Compensation Table on page 62.

Principally for security reasons, the Company has a policy pursuant to which the Company's CEO has limited use of the Company plane for personal purposes. The convenience of using the Company plane also helps to provide balance to the time he must spend on Company business. Such personal use results in imputed income to Mr. Wainscott. The Company does not "gross-up" payments to Mr. Wainscott to reimburse him for the individual income taxes incurred as a result of his personal use of the plane.

Other Employee Benefit Plans

Each of the NEOs also participates in various employee benefit plans generally available to all employees on the same terms and conditions as with respect to other similarly situated employees. These include the normal and customary programs with respect to death and disability benefits generally available to all employees on the same terms and conditions of other similarly situated employees. It also includes the normal and customary programs for life insurance, health insurance, prescription drug insurance, dental insurance, vision insurance, pre-tax flexible spending accounts, short- and long-term disability insurance, pension benefits, educational assistance and matching gifts for charitable contributions. While these benefits are considered to be an important and appropriate employment benefit for all employees of the Company, they are not considered to be a material component of an NEO's annual compensation program. Because the NEOs receive these benefits on the same basis as other employees, these benefits are not established or determined by the Committee separately for each NEO as part of the NEO's annual compensation package.

What is the Company's Policy with Respect to Deductibility of Executive Compensation?

Section 162(m) of the Internal Revenue Code generally places a $1,000,000 limit on the deductibility for federal income tax purposes of the annual compensation paid to a company's Chief Executive Officer and each of its other three most highly compensated Executive Officers (excluding the Chief Financial Officer). However, "qualified performance-based compensation" is exempt from this deductibility limitation. Qualified performance- based compensation is compensation paid based solely upon the achievement of objective performance goals, the material terms of which are approved by the stockholders of the paying corporation.

The Committee considers the anticipated tax treatment to the Company when determining executive compensation and routinely seeks to structure its executive compensation program in a way which preserves the deductibility of compensation payments and benefits. It should be noted, however, that there are many factors which are considered by the Committee in determining executive compensation and, similarly, there are many factors which may affect the deductibility of executive compensation. In order to maintain the flexibility to be able to compensate NEOs in a manner designed to promote varying corporate goals, the Committee has not adopted a strict policy that all executive compensation must be deductible under Section 162(m).

III. Consideration of shareholder "say-on-pay" and "say-when-on-pay" voting results

In connection with the Company's 2012 Annual Meeting of Stockholders, approximately 69% of the shares voted were in favor of a resolution to approve the compensation of the NEOs as disclosed in the Company's 2012 Proxy Statement. In addition, in connection with the Company's 2011 Annual Meeting of Stockholders, a majority of the votes cast by shareholders were in favor of holding an advisory vote on executive compensation on an annual basis. In light of those voting results and other matters considered by the Board of Directors, the Board, at a meeting held on the same day as the 2011 Annual Meeting and upon the recommendation of the Committee, decided to include a stockholder advisory vote on Named Executive Officer compensation in the Company's proxy materials on an annual basis. In the absence of a subsequent Board action to the contrary, this annual advisory vote decision will remain in effect until the next required stockholder advisory vote on the frequency of future stockholder advisory votes on Named Executive Officer compensation, which will occur no later than the Company's Annual Meeting of Stockholders in 2017.

The Committee again considered the results of the voting by shareholders on the Company's 2012 say-on-pay proposal at its January 2013 meeting. At that meeting, the Board discussed the results of the vote and requested reports from the Company's executive compensation consultant on current trends in executive compensation to help the Committee evaluate the voting results in the context of those trends. The Committee also directed Management to actively engage in dialogue with Company shareholders, as appropriate, to determine why they voted as they did on the say-on-pay issue in 2012 and whether they have particular concerns about the Company's executive compensation program. The Committee also considered the policies and recommendations of proxy advisory firms with respect to executive compensation. In the context of those

considerations, the Committee recommended, and the Board of Directors approved, changes to the form of the Company's change-of-control agreements to eliminate modified single-trigger and tax gross-up provisions. In addition, the Committee decided at its January 2013 meeting to hold the base salaries of the Executive Officers flat and to reduce the value of the equity awards granted to the Executive Officers in 2013 compared to what was granted in 2012. [See discussion at page 43.]

MANAGEMENT DEVELOPMENT AND COMPENSATION COMMITTEE REPORT

The Management Development and Compensation Committee of the Company has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with Management and, based upon such review and discussion, the Management Development and Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement.

THE MANAGEMENT DEVELOPMENT
AND COMPENSATION COMMITTEE

Mr. Richard A. Abdoo, *Chair*
Mr. John S. Brinzo
Mr. Robert H. Jenkins
Mr. Ralph S. Michael, III

SUMMARY COMPENSATION TABLE FOR 2012

The table below summarizes the total compensation paid to or earned by each Named Executive Officer ("NEO") for the years ended December 31, 2010, 2011 and 2012:

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(4)	All Other Compensation ($)(5)	Total ($)
James L. Wainscott	2012	$1,150,000	$0	$2,803,711	$689,780	$253,000	$3,627,753	$163,014	$8,687,258
Chairman of the Board,	2011	1,150,000	0	3,190,330	631,010	581,356	3,017,425	152,146	8,722,267
President and CEO	2010	1,150,000	0	3,446,973	732,000	156,620	2,539,948	169,317	8,194,858
Albert E. Ferrara, Jr.	2012	536,250	0	389,114	95,550	75,075	323,014	34,786	1,453,789
Senior Vice President,	2011	536,250	0	459,374	100,678	172,511	731,941	39,838	2,040,592
Corporate Strategy and Investor Relations	2010	515,938	0	658,499	91,207	42,200	626,015	34,780	1,968,639
David C. Horn	2012	637,500	0	525,872	129,220	95,625	(268,240)	46,147	1,166,124
Executive Vice President,	2011	637,500	0	624,595	131,165	219,732	1,193,194	39,472	2,845,658
General Counsel and Secretary	2010	625,000	0	820,950	123,135	54,902	1,148,137	42,814	2,814,938
John F. Kaloski	2012	565,000	0	525,872	129,220	84,750	286,989	43,837	1,635,668
Executive Vice President,	2011	565,000	0	618,767	128,329	194,743	908,622	45,056	2,460,517
and Operating Officer	2010	552,500	0	820,950	123,125	48,544	816,948	45,090	2,407,157
Roger K. Newport Vice President, Finance and Chief Financial Officer	2012	335,909	0	360,074	64,155	41,307	578,178	26,023	1,405,646
Lawrence F. Zizzo, Jr.	2012	340,000	0	260,074	64,155	40,800	316,328	32,753	1,054,110
Vice President,	2011	340,000	0	305,439	64,165	93,752	511,052	33,884	1,348,292
Human Resources	2010	340,000	0	316,287	59,292	24,380	451,376	34,912	1,226,247

(1) The amounts in this column reflect the aggregate grant date fair value of awards computed in accordance with ASC Topic 718 for awards of both restricted stock and performance shares pursuant to the Stock Plan. A discussion of the assumptions used to calculate the value of the stock awards reported in this column is located in Note 10 to the consolidated financial statements included in our 2012 Annual Report. The following table sets forth the values for only the performance share awards, as of their respective grant dates, assuming the performance conditions of such awards are achieved at their maximum potential levels:

	Maximum Award Value		
	2012	2011	2010
James L. Wainscott	$2,639,558	$2,840,400	$3,314,429
Albert E. Ferrara, Jr.	366,398	378,720	460,338
David C. Horn	495,011	532,575	613,797
John F. Kaloski	495,011	532,575	613,797
Roger K. Newport	245,262	(a)	(a)
Lawrence F. Zizzo, Jr.	245,262	260,370	306,878

(a) Since Mr. Newport was not a Named Executive Officer during 2010 and 2011, award values are not included for those years.

(2) The amounts in this column reflect the aggregate grant date fair value computed in accordance with ASC Topic 718 for awards of stock options pursuant to the Stock Plan. A discussion of the assumptions used to

calculate the value of the stock options reported in this column is located in Note 10 to the consolidated financial statements included in our 2012 Annual Report.

(3) The table below summarizes the payments to each NEO under the Company's Annual Incentive Plan and Long-Term Plan for the fiscal years ended December 31, 2010, 2011 and 2012:

Non-Equity Incentive Plan Compensation

Name and Principal Position	Year	Annual Incentive Plan ($)	Long-Term Plan ($)	Total ($)
James L. Wainscott	2012	$253,000	$0	$253,000
	2011	581,356	0	581,356
	2010	156,620	0	156,620
Albert E. Ferrara, Jr.	2012	75,075	0	75,075
	2011	172,511	0	172,511
	2010	42,200	0	42,200
David C. Horn	2012	95,625	0	95,625
	2011	219,732	0	219,732
	2010	54,902	0	54,902
John F. Kaloski	2012	84,750	0	84,750
	2011	194,743	0	194,743
	2010	48,544	0	48,544
Roger K. Newport	2012	41,307	0	41,307
Lawrence F. Zizzo, Jr.	2012	40,800	0	40,800
	2011	93,752	0	93,752
	2010	24,380	0	24,380

(4) The amounts reported in this column represent the change in pension value for each NEO. No NEO received preferential or above-market earnings on deferred compensation. The change in pension value for each NEO principally was the result of three factors: (i) a change in the ordinary course of the qualified earnings of each NEO used to calculate pension values; (ii) a change in the calculation of the interest component as a result of each NEO's change in age relative to the NEO's assumed retirement date; and (iii) the decrease in the discount rates used to present value the pension benefit. Another less significant factor which impacts the actuarial increase in pension value is the change in the value of the benefits to which an NEO is entitled under a qualified plan. See footnotes to Pension Benefits Table, below, for further explanation of the methodology used to calculate the present value of accumulated pension benefits for each NEO.

(5) The compensation shown in this column includes matching contributions made by the Company to a qualified defined contribution plan and a nonqualified supplemental thrift plan, imputed income on Company-sponsored life insurance, dividends on restricted stock and perquisites. A summary of the amounts included in this column is provided in the table below. Perquisites included in this column and provided to the NEOs include: reimbursement for tax planning services, financial planning services, mandatory annual physical evaluations, and use of company-owned tickets to athletic events. They also included limited personal use of the corporate aircraft for the CEO and his family.

Summary of All Other Compensation

Name	Year	Company Fixed Contribution to the Qualified Plan	Company Match to the Qualified Plan	Company Match to the Non-Qualified Plan	Imputed Income on Life Insurance	Dividends on Restricted Stock	Perquisites	Total
James L. Wainscott	2012	$7,500	$6,250	$22,500	$11,615	$ 9,595	$105,554(a)	$163,014
	2011	7,350	6,125	22,625	6,215	32,168	77,663	152,146
	2010	7,350	6,125	22,625	6,213	31,544	95,460	169,317
Albert J. Ferrara, Jr.	2012	7,500	6,250	7,156	8,126	1,200	4,554	34,786
	2011	7,350	6,125	7,281	8,126	2,400	8,556	39,838
	2010	7,350	6,125	6,773	7,799	1,200	5,533	34,780
David C. Horn	2012	7,500	6,250	9,688	9,717	1,200	11,792	46,147
	2011	7,350	6,125	9,813	6,329	2,400	7,455	39,472
	2010	7,350	6,125	9,500	6,199	7,115	6,525	42,814
John F. Kaloski	2012	7,500	6,250	7,875	8,577	1,200	12,435	43,837
	2011	7,350	6,125	8,000	8,577	2,400	12,604	45,056
	2010	7,350	6,125	7,688	8,375	1,200	14,352	45,090
Roger K. Newport	2012	7,500	6,250	2,148	1,138	2,178	6,809	26,023
Lawrence F. Zizzo, Jr. ...	2012	7,500	6,250	2,250	5,035	0	11,718	32,753
	2011	7,350	6,125	2,375	5,013	0	13,021	33,884
	2010	7,350	6,125	2,375	5,009	0	14,053	34,912

(a) *Valuation of Personal Use of Corporate Aircraft*: The value of personal aircraft usage included in the number reported in this column is $96,594 for 2012 and is based upon the incremental cost of the usage to the Company. It includes fuel costs, trip-related crew travel expenses (such as hotels, meals and ground transportation), in-flight meals, landing and ground handling fees and taxes, trip-related engine maintenance service plan costs, and an allocated portion of plane maintenance costs based upon the average per hour flown. The calculation does not include fixed costs that would be incurred regardless of whether there is any personal use of the aircraft (e.g., aircraft purchase costs, depreciation, crew salaries and related benefit costs, and insurance costs).

GRANTS OF PLAN-BASED AWARDS TABLE

The table below summarizes equity and non-equity grants to the NEOs during the fiscal year ended December 31, 2012:

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards(3)			All Other Stock Awards: Number of Shares or Units	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards	Grant Date Fair Value of Awards
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	(#)(4)	(#)(5)(6)	($/Sh)(6)	($)(7)
James L. Wainscott	(1)	0	1,265,000	2,530,000	—	—	—	—	—	—	—
	(2)	632,500	1,265,000	2,530,000	—	—	—	—	—	—	—
	01/18/12	—	—	—	88,250	176,500	264,750	—	—	—	$1,759,705
	01/18/12	—	—	—	—	—	—	114,600	—	—	$1,044,006
	01/18/12	—	—	—	—	—	—	—	151,600	$9.110	$ 689,780
Albert E. Ferrara, Jr.	(1)	0	375,375	750,750	—	—	—	—	—	—	—
	(2)	187,688	375,375	750,750	—	—	—	—	—	—	—
	01/18/12	—	—	—	12,250	24,500	36,750	—	—	—	$ 244,265
	01/18/12	—	—	—	—	—	—	15,900	—	—	$ 144,849
	01/18/12	—	—	—	—	—	—	—	21,000	$9.110	$ 95,550
David C. Horn	(1)	0	478,125	956,250	—	—	—	—	—	—	—
	(2)	239,063	478,125	956,250	—	—	—	—	—	—	—
	01/18/12	—	—	—	16,550	33,100	49,650	—	—	—	$ 330,007
	01/18/12	—	—	—	—	—	—	21,500	—	—	$ 195,865
	01/18/12	—	—	—	—	—	—	—	28,400	$9.110	$ 129,220
John F. Kaloski	(1)	0	423,750	847,500	—	—	—	—	—	—	—
	(2)	211,875	423,750	847,500	—	—	—	—	—	—	—
	01/18/12	—	—	—	16,550	33,100	49,650	—	—	—	$ 330,007
	01/18/12	—	—	—	—	—	—	21,500	—	—	$ 195,865
	01/18/12	—	—	—	—	—	—	—	28,400	$9.110	$ 129,220
Roger K. Newport	(1)	0	164,450	328,900	—	—	—	—	—	—	—
	(2)	82,225	164,450	328,900	—	—	—	—	—	—	—
	01/18/12	—	—	—	8,200	16,400	24,600	—	—	—	$ 163,508
	01/18/12	—	—	—	—	—	—	10,600	—	—	$ 96,566
	05/23/12	—	—	—	—	—	—	16,570	—	—	$ 100,000
	01/18/12	—	—	—	—	—	—	—	14,100	$9.110	$ 64,155
Lawrence F. Zizzo, Jr.	(1)	0	204,000	408,000	—	—	—	—	—	—	—
	(2)	102,000	204,000	408,000	—	—	—	—	—	—	—
	01/18/12	—	—	—	8,200	16,400	24,600	—	—	—	$ 163,508
	01/18/12	—	—	—	—	—	—	10,600	—	—	$ 96,566
	01/18/12	—	—	—	—	—	—	—	14,100	$9.110	$ 64,155

(1) The amounts reported in this row represent the range of potential awards under the threshold, target and maximum performance objectives established in January 2012 for the 2012 performance period under the Annual Incentive Plan, as described in the "Overview of Key Pay-for-Performance Components and Application to 2012 Executive Compensation" and "Annual Incentive Awards" sections of the Compensation Discussion and Analysis. The estimate is based on the NEO's base pay on January 1, 2012. The amounts actually paid to each NEO for 2012 are set forth in the Summary Compensation Table at page 60.

(2) The amounts reported in this row represent the range of potential awards under the threshold, target and maximum performance objectives established in January 2012 for the 2012-2014 performance period under the Long-Term Plan, as described in the "Overview of Key Pay-for-Performance Components and Application to 2012 Executive Compensation" and "Long-Term Incentive Awards" sections of the Compensation Discussion and Analysis. The estimate is based on the NEO's base pay on January 1, 2012. No payments were earned or made to any NEO for the three-year performance period ending in 2012, as set forth in the Summary Compensation Table.

(3) The amounts reported in this column represent the range of the potential number of performance shares representing a right to receive shares of the Company's common stock that may be issued to each NEO for

the 2012-2014 performance period under the Stock Plan. Terms applicable to the performance share grants reported in this column are described in the "Overview of Key Pay-for-Performance Components and Application to 2012 Executive Compensation" and "Equity Awards" sections of the Compensation Discussion and Analysis.

(4) The amounts reported in this column represent the number of shares of restricted stock granted under the Stock Plan to each NEO in 2012. The restrictions on the transfer of the restricted stock grants on January 18, 2012 reported in this column will lapse over a three-year period as follows: one-third lapsed on January 18, 2013, one-third will lapse on January 18, 2014 and one-third will lapse on January 18, 2015. Mr. Newport had an additional grant on May 23, 2012 in connection with his promotion to Vice President, Finance and Chief Financial Officer. The restrictions on the transfer of the restricted stock grants on May 23, 2012 reported in this column will lapse over a three-year period as follows: one-third on May 23, 2013, one-third on May 23, 2014 and one-third on May 23, 2015. Other terms applicable to the restricted stock grants reported in this column are described in the "Overview of Key Pay-for-Performance Components and Application to 2012 Executive Compensation" and "Equity Awards" sections of the Compensation Discussion and Analysis.

(5) The amounts reported in this column represent the number of nonqualified stock options granted to each NEO under the Stock Plan in 2012. Each option represents a right to purchase a share of the Company's common stock at a price established in an option award agreement at the time of the grant. The stock options reported in this column vest in three equal installments on January 18, 2013, 2014 and 2015. Other terms applicable to the stock options granted under the Stock Plan are described in the "Overview of Key Pay-for-Performance Components and Application to 2012 Executive Compensation" and "Equity Awards" sections of the Compensation Discussion and Analysis.

(6) The exercise price for options granted under the Stock Plan equals the average of the high and low sales prices for the Company's common stock on the grant date. If there were no sales of the Company's common stock on the grant date, then the exercise price equals the weighted average of the mean between the high and low sales prices for the Company's common stock on the nearest preceding trading day on which there were sales of the Company's common stock.

(7) The grant date fair value of restricted stock awards is calculated by multiplying the total number of shares granted times the fair market value of those shares. The fair market value of restricted stock is the average of the high and low sales prices of a share of the Company's common stock on the grant date. The grant date fair value of stock options and performance shares are valued by the Company's actuary in accordance with ASC Topic 718. A discussion of the assumptions used to calculate the grant date value of stock options and performance shares reported in this column is located in Note 10 to the consolidated financial statements included in our 2012 Annual Report.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END TABLE

The table below provides information as to all outstanding option awards and restricted and performance share awards held by the NEOs as of December 31, 2012:

Name	Option Award Grant Date	Number of Securities Underlying Unexercised Options Exercisable (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Prices ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(4)	Market Value of Shares or Units of Stock That Have Not Vested ($)(5)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(6)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(5)
James L. Wainscott						115,231	$530,063	296,500	$1,363,900
	01/20/05	40,000	0	$13.700	01/20/15				
	01/18/07	80,000	0	16.755	01/18/17				
	01/17/08	36,000	0	36.585	01/17/18				
	01/21/09	107,654	0	9.210	01/21/19				
	01/20/10	40,000	20,000(1)	22.965	01/20/20				
	01/19/11	29,666	59,334(2)	14.570	01/19/21				
	01/18/12	0	151,600(3)	9.110	01/18/22				
Albert E. Ferrara, Jr.						30,559	$140,571	40,500	$ 186,300
	01/18/07	7,500	0	16.755	01/18/17				
	01/17/08	5,000	0	36.585	01/17/18				
	01/21/09	4,984	0	9.210	01/21/19				
	01/20/10	4,984	2,492(1)	22.965	01/20/20				
	01/19/11	4,733	9,467(2)	14.570	01/19/21				
	01/18/12	0	21,000(3)	9.110	01/18/22				
David C. Horn						36,471	$167,767	55,600	$ 255,760
	01/20/05	10,000	0	13.700	01/20/15				
	01/19/06	10,000	0	7.885	01/19/16				
	01/18/07	15,000	0	16.755	01/18/17				
	01/17/08	6,750	0	36.585	01/17/18				
	01/21/09	20,185	0	9.210	01/21/19				
	01/20/10	6,728	3,365(1)	22.965	01/20/20				
	01/19/11	6,166	12,334(2)	14.570	01/19/21				
	01/18/12	0	28,400(3)	9.110	01/18/22				
John F. Kaloski						36,822	$169,381	55,600	$ 255,760
	01/19/06	5,000	0	7.885	01/19/16				
	01/18/07	10,000	0	16.755	01/18/17				
	01/17/08	6,750	0	36.585	01/17/18				
	01/21/09	20,185	0	9.210	01/21/19				
	01/20/10	6,728	3,365(1)	22.965	01/20/20				
	01/19/11	6,033	12,067(2)	14.570	01/19/21				
	01/18/12	0	28,400(3)	9.110	01/18/22				

Name	Option Award Grant Date	Number of Securities Underlying Unexercised Options Exercisable (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Prices ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(4)	Market Value of Shares or Units of Stock That Have Not Vested ($)(5)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(6)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(5)
Roger K. Newport						36,345	$167,187	27,400	$126,040
	01/19/06	1,667	0	7.885	01/19/16				
	01/18/07	5,000	0	16.755	01/18/17				
	01/17/08	2,750	0	36.585	01/17/18				
	01/21/09	7,500	0	9.210	01/21/19				
	01/20/10	2,750	1,375(1)	22.965	01/20/20				
	01/19/11	2,900	5,800(2)	14.570	01/19/21				
	01/18/12	0	14,100(3)	9.110	01/18/22				
Lawrence F. Zizzo, Jr.						12,135	$ 55,821	27,400	$126,040
	01/18/07	5,000	0	16.755	01/18/17				
	01/17/08	3,250	0	36.585	01/17/18				
	01/21/09	6,480	0	9.210	01/21/19				
	01/20/10	3,240	1,620(1)	22.965	01/20/20				
	01/19/11	3,016	6,034(2)	14.570	01/19/21				
	01/18/12	0	14,100(3)	9.110	01/18/22				

(1) These options became exercisable on January 20, 2013.

(2) These options became, or will become, exercisable as follows: one-half on January 19, 2013 and one-half on January 19, 2014.

(3) These options became, or will become, exercisable as follows: one-third on January 18, 2013, one-third on January 18, 2014 and one-third on January 18, 2015.

(4) The restricted stock awards that had not vested as of December 31, 2012 have vesting dates as follows:

	Mr. Wainscott	Mr. Ferrara	Mr. Horn	Mr. Kaloski	Mr. Newport	Mr. Zizzo
01/18/2013	22,939	3,544	4,672	4,851	3,534	2,327
01/19/2013	17,815	3,216	4,217	4,124	2,900	2,010
01/20/2013	10,785	1,497	2,022	2,022	1,375	1,135
05/23/2013	0	0	0	0	5,524	0
05/26/2013	0	12,000	12,000	12,000	2,000	0
01/18/2014	22,939	3,543	4,672	4,851	3,533	2,327
01/19/2014	17,814	3,216	4,217	4,123	2,900	2,010
05/23/2014	0	0	0	0	5,523	0
01/18/2015	22,939	3,543	4,671	4,851	3,533	2,326
05/23/2015	0	0	0	0	5,523	0
Total:	115,231	30,559	36,471	36,822	36,345	12,135

(5) The dollar value shown in the column is calculated by multiplying the closing market price of the Company's common stock as of December 31, 2012 ($4.60 per share) by the number of shares set forth in the preceding column.

(6) The performance period end dates and vesting dates for Unearned Shares are as follows:

	Mr. Wainscott	Mr. Ferrara	Mr. Horn	Mr. Kaloski	Mr. Newport	Mr. Zizzo
12/31/2013	120,000	16,000	22,500	22,500	11,000	11,000
12/31/2014	176,500	24,500	33,100	33,100	16,400	16,400
Total:	296,500	40,500	55,600	55,600	27,400	27,400

OPTION EXERCISES AND STOCK VESTED TABLE

The table below provides information for each option exercised and each stock grant that vested during the fiscal year ended December 31, 2012:

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)	Number of Shares Acquired on Vesting (#)(2)	Value Realized on Vesting ($)(2)(3)
James L. Wainscott	—	$ —	83,547	$779,743
Albert E. Ferrara, Jr.	—	—	12,217	114,065
David C. Horn	—	—	16,269	151,882
John F. Kaloski	—	—	16,136	150,631
Roger K. Newport	—	—	8,775	76,267
Lawrence F. Zizzo, Jr.	—	—	7,880	73,568

(1) Value realized on exercise is calculated by multiplying the number of shares acquired upon exercise by the difference between (i) the average of the high and low sales prices for the Company's common stock on the exercise date and (ii) the exercise price. There were no options exercised during 2012.

(2) The amounts in these columns reflect the gross number of shares acquired upon vesting and the corresponding gross value realized, based upon such gross number of shares. The table below summarizes the net number of shares acquired on vesting, and the corresponding net value realized by each NEO from this net number of shares. The net number of shares acquired on vesting has been calculated by subtracting (i) the actual number of shares which were withheld for tax purposes from (ii) the gross number of shares. The net value realized has been calculated by multiplying (a) the net number of shares acquired upon vesting by (b) the average of the high and low sales prices for the Company's common stock on the respective vesting dates for each award of restricted stock that vested during the fiscal year ended December 31, 2012. There were no shares acquired during 2012 from performance share grants.

Name	Stock Awards	
	Net Number of Shares Acquired on Vesting (#)	Net Value Realized on Vesting ($)
James L. Wainscott	58,031	$541,567
Albert E. Ferrara, Jr.	8,158	76,173
David C. Horn	10,283	96,034
John F. Kaloski	10,190	95,160
Roger K. Newport	5,860	50,748
Lawrence F. Zizzo, Jr.	5,369	50,121

(3) Value realized on vesting is calculated by multiplying (i) the number of shares acquired upon vesting of restricted stock by (ii) the average of the high and low sales prices for the Company's common stock on the vesting date.

PENSION BENEFITS TABLE

The table below provides the benefit plan name, the number of years of creditable service and the present value of accumulated benefits as of December 31, 2012, and the payments, if any, made to each NEO during the last fiscal year:

Name	Plan Name	Number of Years of Credited Service (#)	Present Value of Accumulated Benefits ($)(3)	Payments During Last Fiscal Year ($)
James L. Wainscott	AK Steel Corporation Non-Contributory Pension Plan(1)	17.75	$ 83,962	$ 0
	AK Steel Corporation Executive Minimum and Supplemental Retirement Plan	(2)	$24,502,349	$ 0
Albert E. Ferrara, Jr.	AK Steel Corporation Non-Contributory Pension Plan(1)	9.58	$ 31,271	$ 0
	AK Steel Corporation Executive Minimum and Supplemental Retirement Plan	(2)	$ 6,576,676	$ 0
David C. Horn	AK Steel Corporation Non-Contributory Pension Plan(1)	12.08	$ 45,712	$ 0
	AK Steel Corporation Executive Minimum and Supplemental Retirement Plan	(2)	$ 9,866,632	$ 0
John F. Kaloski	AK Steel Corporation Non-Contributory Pension Plan(1)	10.21	$ 33,171	$ 0
	AK Steel Corporation Executive Minimum and Supplemental Retirement Plan	(2)	$ 8,065,098	$ 0
Roger K. Newport	AK Steel Corporation Non-Contributory Pension Plan(1)	27.78	$ 1,085,631	$ 0
	AK Steel Corporation Executive Minimum and Supplemental Retirement Plan	(2)	$ 1,798,115	$ 0
Lawrence F. Zizzo, Jr.	AK Steel Corporation Non-Contributory Pension Plan(1)	8.93	$ 27,757	$ 0
	AK Steel Corporation Executive Minimum and Supplemental Retirement Plan	(2)	$ 4,540,672	$ 0

(1) The Company's full-time, non-represented salaried employees, including its NEOs, who were hired prior to January 31, 2009, are eligible for retirement benefits under a qualified benefit plan known as the Non-Contributory Pension Plan (the "NCPP"). Retirement benefits are calculated under the NCPP using one of two formulas: (i) a cash balance formula (the "Cash Balance Formula") or (ii) a final average pay formula (the "Final Average Pay Formula"). Eligibility for coverage under a particular formula typically is determined by the date on which a participant commenced employment with the Company. Participants generally are vested under the NCPP after five years of service for benefits under the Final Average Pay Formula and three years of service under the Cash Balance Formula. The compensation taken into account in determining benefits under either formula is subject to the compensation limits imposed by the Internal Revenue Code. The Company froze benefit accruals under the NCPP as of January 31, 2009.

Under the Cash Balance Formula, a participant's account is credited monthly with (i) a service credit based on the participant's years of service and eligible compensation for that month (service credits ceased after

January 31, 2009, when the Company froze NCPP benefits), and (ii) an interest credit based on the participant's account balance as of the beginning of the year and an interest rate as determined and defined in the Cash Balance Formula. For purposes of the Cash Balance Formula, eligible compensation generally includes the participant's base salary and incentive compensation.

NCPP benefits for five of the NEOs (Messrs. Wainscott, Horn, Kaloski, Ferrara and Zizzo) are determined under the Cash Balance Formula. The estimated annual benefits payable to each of the NEOs under the Cash Balance Formula upon retirement at age 65 is: $8,321 for Mr. Wainscott, $3,881 for Mr. Horn, $2,662 for Mr. Kaloski, $2,407 for Mr. Ferrara, and $2,145 for Mr. Zizzo. These estimates assume that (i) each NEO continues working for the Company until age 65, (ii) the Cash Balance Formula reflects service credits through January 31, 2009, and (iii) interest credits continue at current rates until age 65.

NCPP benefits for Mr. Newport are determined under the Final Average Pay Formula. Under the Final Average Pay Formula, a participant's retirement benefits are calculated on the basis of his or her (i) number of years of credited service and (ii) average earnings which include base pay, annual bonuses, long term incentives, and overtime during the 60 consecutive months out of the last 120 months of service that yield the highest annual compensation, all determined as of January 31, 2009. Assuming Mr. Newport continues to work for the Company until he has 30 years of service, his annual benefit accrued to January 31, 2009 would be $60,002 to age 62 and $72,540 after age 62.

The above estimates of benefits provided under the Cash Balance Formula to each NEO are computed on a single life annuity basis and do not reflect any reduction resulting from a Social Security offset.

(2) Credited service is not a component of the calculation of benefits under the Executive Minimum and Supplemental Retirement Plan (the "SERP"). It is, however, a component of vesting. The SERP uses a form of "graded vesting" under which a participant vests in 50% of his or her accrued benefit after a minimum requirement of five years of service as an officer of the Company and as an employee of the Company, and vests in an additional 10% of such benefit for each year of service as an employee of the Company in addition to such five years of service, up to 100% vesting after ten years of total service. Under these criteria, Mr. Wainscott, Mr. Horn, Mr. Kaloski, and Mr. Newport are 100% vested, Mr. Ferrara is 90% vested, and Mr. Zizzo is 80% vested in the SERP. A discussion of the SERP is included in the "Pension and Other Retirement Benefits" section of the Compensation Discussion and Analysis.

(3) The calculation of the present value of accumulated benefits begins with a calculation of the lump sum that would be payable upon the later of age 60 or the full vesting date. This lump sum has been calculated using a discount rate of 2.49% for lump sums paid in 2013, phased to 1.59% for lump sums to be paid in 2018 (if earned) and the IRS 2013 Unisex Mortality Table. The lump sum determined on these assumptions then is discounted back to December 31, 2012 at a discount rate of 4.11%. Since Messrs. Ferrara and Zizzo will not fully vest until after age 60, it is assumed that their normal retirement date is the date on which they fully vest. The valuation method and all material assumptions applied in quantifying the present value of the current accrued benefit can be found in Note 5 to the consolidated financial statements included in our 2012 Annual Report.

NONQUALIFIED DEFERRED COMPENSATION TABLE

The Company's Supplemental Thrift Plan (the "STP") is a nonqualified retirement plan that provides for Company matching contributions with respect to base salary that is not permitted to be taken into account under the Company's Thrift Plan due to limits on earnings imposed by the Internal Revenue Code. The Company also has an Executive Deferred Compensation Plan (the "Deferred Plan"). None of the NEOs participate in the Deferred Plan. The table below provides information regarding the contributions, aggregate earnings and the total account balance for each NEO as of December 31, 2012 in the STP. The STP and the Deferred Plan are described in more detail in the "Overview of Other Key Compensation Components and Application to 2012 Executive Compensation" and "Pension and Other Retirement Benefits" section of the Compensation Discussion and Analysis.

Name	Plan	Executive Contributions in Last Fiscal Year ($)	Registrant Contributions in Last Fiscal Year ($)	Aggregate Earnings in Last Fiscal Year ($)(1)	Aggregate Balance at Last Fiscal Year End ($)
James L. Wainscott	STP	—	$22,500	$6,792	$287,032
Albert E. Ferrara, Jr.	STP	—	7,156	1,807	78,023
David C. Horn	STP	—	9,688	2,861	121,900
John F. Kaloski	STP	—	7,875	2,206	94,459
Roger K. Newport	STP	—	2,148	63	4,534
Lawrence F. Zizzo, Jr.	STP	—	2,250	647	27,985

(1) For the STP, the amount shown in this column is calculated based upon assumed earnings on each NEO's account balance using an investment option within the Company-sponsored Thrift Plan known as the Fixed Income Fund.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE-OF-CONTROL

The potential payments and benefits provided to an NEO upon his termination from, or a change-of-control of, the Company will vary depending upon the circumstances and the bases for the payments and benefits. The various bases for payments and benefits and circumstances which will impact the determination of post-termination or change-of-control payments and benefits are described below.

Bases for Determination of Payments upon Termination or Change-Of-Control

The Company has entered into severance and change-of-control agreements with each of the NEOs that provide post-termination and/or change-of-control benefits. The benefits provided under each of these agreements and the material terms of each, including the material conditions and obligations applicable to the receipt of payments and benefits under the agreements, are described in the "Post-Termination Benefits" section of the Compensation Discussion and Analysis, beginning at page 53. In addition, the termination of an NEO's employment and/or a change-of-control may trigger payments or benefits under the Company's Annual Incentive Plan, Long-Term Plan, Stock Plan and the SERP, each of which is described in the Compensation Discussion and Analysis.

Circumstances Impacting the Determination of Payments upon Termination or Change-Of-Control

There are various scenarios under which payments upon termination of employment or change-of-control are made. For purposes of the tables which follow, these scenarios are assumed to be as follows:

Normal Retirement

This scenario assumes that the NEO has terminated his employment with the Company as of December 31, 2012 and would qualify for normal retirement under the terms of the Company's NCPP. The payments and benefits listed in the table below with respect to "Normal Retirement" represent payments and benefits beyond those to which the NEO would be entitled if he qualified for and elected retirement under the terms of the NCPP. Payments to the NEOs under the NCPP that have vested as of December 31, 2012 are set forth above in the Pension Benefits Table, at page 69.

Involuntary Termination without Cause (No Change-of-Control)

This scenario assumes that the Company has involuntarily terminated the employment of the NEO without cause as of December 31, 2012. It also assumes that there has been no change-of-control of the Company.

Disability

This scenario assumes that the NEO became permanently and totally disabled, as provided under the Company's long-term disability plan, as of December 31, 2012.

Death

This scenario assumes that the NEO died on December 31, 2012, while employed by the Company.

Change-of-Control

This scenario assumes that there has been a change-of-control of the Company and that within 24 months following the change-of-control (a) the Company involuntarily terminated the employment of the NEO without cause, or (b) the NEO voluntarily terminated his employment with the Company for good reason.

Under the terms of the change-of-control agreements entered into between the Company and each of the NEOs, "good reason" includes the assignment of duties inconsistent with the NEO's qualifications, a demotion or

diminution in job responsibilities, a reduction in annual base salary, a requirement that the NEO be based anywhere other than the principal executive offices of the Company as they existed prior to the change-of-control, a failure to pay compensation due to the NEO, a failure of the Company to continue in effect any compensation plan in which the NEO participated at the time of the change-of-control, a material reduction in benefits under the SERP, the failure of the Company to obtain the agreement of any successor corporation to assume and agree to perform the change-of-control agreements, and a failure by the Company to give proper notice or otherwise comply with the procedural requirements for involuntary termination without cause.

The table below summarizes the potential payments resulting from termination or a change-of-control of the Company for each of the NEOs:

Event	James L. Wainscott	Albert E. Ferrara, Jr.	David C. Horn	John F. Kaloski	Roger K. Newport	Lawrence F. Zizzo, Jr.
Normal Retirement						
Unvested Stock Options(1)	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
Prorated Annual Incentive Plan(2)	0	0	0	0	0	0
Long-Term Plan(3)	0	0	0	0	0	0
Prorated Performance Shares at Target(4)	638,633	86,633	119,753	119,753	58,880	58,880
Total	$ 638,633	$ 86,633	$ 119,753	$ 119,753	$ 58,880	$ 58,880
Involuntary Termination Without Cause (No Change-of-Control)						
Unvested Stock Options(1)	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
Annual Incentive Plan(5)	2,150,500	547,886	697,857	618,493	318,684	297,752
Long-Term Plan(3)	0	0	0	0	0	0
Health and Welfare Benefits(6)	53,316	34,778	38,394	33,492	39,602	32,861
Cash Severance(7)	2,300,000	804,375	956,250	847,500	540,000	510,000
Total	$ 4,503,816	$1,387,039	$1,692,501	$1,499,485	$ 898,286	$ 840,613
Death/Disability						
Unvested Stock Options(1)	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
Unvested Stock Awards(8)	530,063	140,571	167,767	169,381	167,187	55,821
Prorated Annual Incentive Plan(2)	0	0	0	0	0	0
Long-Term Plan(3)	0	0	0	0	0	0
Prorated Performance Shares at Target(4)	638,633	86,633	119,753	119,753	58,880	58,880
Incremental SERP(9)	0	689,017	0	0	120,572	959,437
Total	$ 1,168,696	$ 916,221	$ 287,520	$ 289,134	$ 346,639	$1,074,138
Change-of-Control						
Unvested Stock Options(10)	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
Unvested Stock Awards(10)	530,063	140,571	167,767	169,381	167,187	55,821
Annual Incentive Plan(11)	5,743,644	1,516,677	2,170,893	1,924,007	860,424	722,248
Prorated Performance Shares at Target(12)	638,633	86,633	119,753	119,753	58,880	58,880
Prorated Long-Term Plan at Target(13)	1,265,000	375,375	478,125	423,750	234,000	204,000
Incremental SERP(14)	5,397,377	689,017	0	0	1,439,789	959,437
Health and Welfare Benefits(15)	79,974	57,963	76,788	66,984	52,802	43,814
Cash Severance(16)	3,450,000	1,340,625	1,912,500	1,695,000	720,000	680,000
Total	$17,104,691	$4,206,861	$4,925,826	$4,398,875	$3,533,082	$2,724,200

(1) Under the terms of the Stock Plan, a participant ordinarily may only exercise stock options granted under the Stock Plan while still employed by the Company. If, however, a participant dies, becomes disabled,

retires or is involuntarily terminated without cause, the participant (or, in the case of death, his or her beneficiary) has a period of three years after such triggering event to exercise stock options granted under the Stock Plan. The amounts reported in this row represent the value as of December 31, 2012 of the unexercised stock options granted to each NEO. These amounts assume that all of the NEO's unexercised stock options as of December 31, 2012 were exercised on December 31, 2012 and were calculated based on the closing market price of the Company's common stock ($4.60) on the last day that stock traded (December 31, 2012) during the Company's 2012 fiscal year, less the option exercise price per share. Stock options that had an exercise price above $4.60 as of December 31, 2012 were treated as having no value for purposes of the amounts reported in this row.

(2) Under the terms of the Annual Incentive Plan, if a participant dies, becomes disabled, or retires during a performance period, the participant (or, in the case of death, his or her beneficiary) is entitled to receive a prorated incentive award for that performance period based upon the portion of his or her participation during the period. For purposes of calculating the amounts reported in this row, the effective date of retirement, disability or death was assumed to have occurred on December 31, 2012. Using this assumption, to the extent that an incentive award was earned under the Annual Incentive Plan, the NEO would be entitled to the full amount of that award and no prorated calculation would be necessary. A discussion of the Annual Incentive Plan, and how incentive awards are determined under that plan, is described in the Annual Incentive Awards section of the Compensation Discussion and Analysis, beginning at page 48. An incentive award was earned by and paid to each NEO for the 2012 performance period. The amount of that award is reported in the Summary Compensation Table beginning at page 60.

(3) Under the terms of the Long-Term Plan, if a participant dies, becomes disabled, retires or is involuntarily terminated without cause during a performance period, the participant (or, in the case of death, his or her beneficiary) is entitled to receive an amount equal to twice the amount already paid or to be paid to the participant on the performance award date occurring within that calendar year, less the amount of any performance award actually paid to the participant on the performance award date. Because the triggering event for purposes of this table is deemed to have occurred on December 31, 2012, the amount reported is equal to twice the amount of the Performance Award paid to the NEO for the 2009-2011 performance period, less the amount of the Performance Award for that period which the Company actually paid to the NEO in February 2012 pertaining to such performance period. A discussion of the Long-Term Plan, and how performance awards are determined under that plan, is described in the Long-Term Incentive Awards section of the Compensation Discussion and Analysis beginning at page 50.

(4) Under the terms of the Stock Plan, if a participant dies, becomes disabled, or retires while holding performance shares, each performance share held by the participant is deemed to be earned on a prorated basis. The shares will be issued to the NEO (or, in the case of death, his or her beneficiary) at the conclusion of the applicable performance period at the same time as shares are issued to other participants whose employment did not terminate before the end of the period and will be prorated on the basis of the number of months of service by the NEO during the performance period, with the normal adjustment based upon the achievement of the performance goals during the entire performance period. For purposes of calculating the amounts reported in this row, it was assumed that the effective date of retirement, disability or death occurred on December 31, 2012, and that the Company will achieve the target performance level for both performance categories under the 2011-2013 performance period and the 2012-2014 performance period. Under these assumptions, each NEO would be entitled to receive a prorated portion (two-thirds for the 2011-2013 performance period and one-third for the 2012-2014 performance period) of the target payout for both performance periods. The performance level assumptions used to calculate the amounts reported in this row were selected merely to demonstrate the potential compensation that the NEOs could earn with respect to performance shares following certain triggering events and are not intended to provide any indication regarding future Company performance. A discussion of the Stock Plan and how performance shares are determined under that plan are described in the "Performance share awards" section of the Compensation Discussion and Analysis beginning at page 51.

(5) Under the terms of the severance agreements entered into between the Company and each NEO, in the event an NEO's employment is terminated without cause, that NEO is entitled to receive a lump sum payment separate from and in addition to his assigned target amount under the Annual Incentive Plan for the calendar year in which his date of termination occurs. In addition, each NEO is entitled to receive on a prorated basis the award, if any, under the Annual Incentive Plan to which such NEO would have been entitled with respect to such calendar year during which the termination occurred. The target amount assigned to each NEO under the Annual Incentive Plan for 2012, based on base pay on January 1, 2012, is reported in the Grants of Plan-Based Awards Table beginning at page 63. The payment in this chart has been calculated using each NEO's actual base pay for twelve months ending December 31, 2012. Assuming a termination date of December 31, 2012, Mr. Wainscott would be entitled under his severance agreement to a lump sum payment equal to one and one-half times his assigned target amount under the Annual Incentive Plan for the 2012 performance period and each of the other NEOs would be entitled under their respective severance agreements to a lump sum payment equal to the amount of their assigned target amounts under the Annual Incentive Plan for the 2012 performance period. They also would receive an additional prorated Annual Incentive Plan award, which because the termination date is assumed to be December 31, 2012, would be equivalent to the award actually made for the 2012 performance period. Absent the application of the severance agreements, an NEO would not be entitled to any payment under the Annual Incentive Plan for the performance period in which he is terminated.

(6) Under the terms of the severance agreements entered into between the Company and each NEO, in the event an NEO's employment is terminated without cause the NEO is entitled to continue to receive certain employment benefits for the duration of his "severance period." The term "severance period" is either six or twenty-four months for Mr. Wainscott and either six or eighteen months for the other NEOs, depending upon whether they execute releases of all claims relating to their employment in favor of the Company. The shorter term applies if the NEO does not execute a release of all claims in favor of the Company relating to his employment and the longer term applies if he does execute such a release. The employee benefits reported in this row include an annual executive physical, tax preparation and financial planning, life insurance and annual cost of health insurance for the applicable severance period. For purposes of this table, the severance period is assumed to be the maximum period available to each NEO.

(7) Under the terms of the severance agreements entered into between the Company and each NEO, an NEO who is involuntarily terminated without cause is entitled to receive cash severance benefits in an amount equal to the NEO's base salary for a period of six months in a single, undiscounted lump sum. If the NEO executes an agreement releasing the Company from any liability for claims relating to the NEO's employment with the Company, the NEO is also entitled to receive an additional lump sum severance payment in an amount equal to 18 months of base salary (in the case of Mr. Wainscott) or 12 months of base salary (in the case of the other NEOs). The amounts calculated for this row assume that the termination occurred on December 31, 2012.

(8) Under the terms of the Stock Plan, if a participant dies or becomes disabled, then all outstanding restrictions on his or her unvested restricted stock automatically lapse. The amounts reported in this row represent the value of the unvested restricted stock granted to each NEO under the Stock Plan assuming death or disability occurred on December 31, 2012. Amounts were calculated based on the closing market price of the Company's common stock ($4.60) on the last day that stock traded (December 31, 2012) during the Company's 2012 fiscal year.

(9) The amounts reported in this row represent the incremental value of the SERP benefit calculated for each NEO, assuming death or disability on December 31, 2012, in excess of the vested amount payable due to retirement as of December 31, 2012. In other words, this row excludes any amounts to which the NEO would be entitled under the terms of the SERP if he left the Company as of December 31, 2012 without assuming death or disability. These amounts are based on the benefits underlying the present values in the Pension Benefits Table beginning on page 69. The SERP benefit payments include an offset in the amounts payable equal to benefits attributable to certain non-elective contributions by the Company to a participant's account in a tax-qualified defined contribution plan sponsored by the Company. For participants younger than age 55, the death benefit was reduced actuarially to account for immediate

payment as of December 31, 2012, and a 2.49% discount rate was used to calculate the lump sum present value.

(10) Under the terms of the change-of-control agreements entered into between the Company and each NEO, upon a triggering event and the execution of a full release of claims in favor of the Company, the NEO is entitled immediately to (a) exercise all stock options awarded to the NEO under the Stock Plan from the effective date of the release until the earlier of the third anniversary of the date of termination, or the date the option expires under its own terms, and (b) unrestricted ownership of all shares of restricted stock granted to the NEO under the Stock Plan. Under the terms of the Stock Plan, as of the effective date of a change-of-control of the Company all outstanding stock options become immediately exercisable, all restrictions on the transfer of unvested restricted stock lapse, and all performance shares are deemed earned at the target amount assigned to each award, with payment prorated based upon the number of full months of the performance period with respect to each award that has lapsed as of the effective date of the change-of-control.

(11) Under the terms of the change-of-control agreements entered into between the Company and each NEO, upon a triggering event the NEO is entitled to receive a lump sum payment equal to (a) between two and three times the greatest of (i) the NEO's assigned target amount under the Annual Incentive Plan for the calendar year in which the termination occurs, (ii) the amount paid to the NEO under the Annual Incentive Plan for the calendar year immediately preceding the calendar year in which the date of termination occurs, or (iii) the average of the amounts paid or payable to the NEO under the Annual Incentive Plan for each of the three calendar years immediately preceding the calendar year in which the date of termination occurs, (b) less any amounts otherwise paid or payable to the NEO under the Annual Incentive Plan with respect to the calendar year immediately preceding the calendar year in which the date of termination occurs, (c) plus the NEO's assigned maximum amount under the Annual Incentive Plan for the year in which the date of termination occurs, prorated based upon the employment period during such year. For Messrs. Wainscott, Horn and Kaloski, the multiple to be used is three. For Mr. Ferrara, the multiple to be used is two and one-half. For Messrs. Newport and Zizzo, the multiple to be used is two. The amounts reported in this row assume that the termination occurred on December 31, 2012.

(12) Under the terms of the Stock Plan, if a change-of-control occurs and a participant has outstanding grants for performance shares, each grant held by the participant is deemed to be earned at the target amount assigned to the participant on a prorated basis based upon the number of full months of the performance period with respect to each award that have elapsed as of the effective date of the change-of-control. The prorated payment will be made to the NEO as soon as administratively feasible following the effective date of the change-of-control. The amounts reported in this row assume that the effective date of change-of-control occurred on December 31, 2012.

(13) Under the terms of the change-of-control agreements entered into between the Company and each NEO, upon a triggering event the NEO is entitled to receive a lump sum payment equal to the incentive payment with respect to any completed performance period under the Long-Term Plan that has not been paid as of the date of the NEO's termination (which amount shall not be less than it would be if calculated at the NEO's assigned target amount under the Long-Term Plan), plus a prorated amount of the incentive award with respect to any incomplete performance period calculated at the NEO's assigned target amount under the Long-Term Plan for each such performance period. The amounts reported in this row assume that the effective date of the change-of-control occurred on December 31, 2012.

(14) The amounts reported in this row represent the incremental value of the SERP calculated under each NEO's change-of-control agreement in excess of the vested amount as of December 31, 2012. In other words, this row excludes any amounts to which the NEO would be entitled if he retired on December 31, 2012 regardless of whether a change-of-control had occurred on or before that date, which amounts are based on the benefits underlying the present values in the Pension Benefits Table beginning on page 69, adjusted to reflect commencement at the earliest possible date on or after December 31, 2012. These adjustments include a payment date of December 31, 2012 or age 55, if later, a reduction in benefits to reflect commencement prior to age 60, and a 2.49% discount rate used to calculate the lump sum present

value. Under the SERP, if a participant elects to commence payments early following his or her 55th birthday instead of after his or her 60th birthday, the payments will be reduced to the actuarial equivalent of the regular payments based upon the participant's age and certain actuarial assumptions. However, in the event of a change-of-control, there would be no such actuarial reduction for commencement of a participant's benefit before age 60. The SERP benefits payments include an offset in the amounts payable equal to benefits attributable to certain non-elective contributions by the Company to a participant's account in a tax-qualified defined contribution plan sponsored by the Company. The amounts reported in this row assume that the effective date of the change-of-control occurred on December 31, 2012.

(15) Under the terms of the severance agreements entered into between the Company and each NEO, in the event of a change-of-control the NEO is entitled to continue to receive certain employment benefits for six months. If the NEO executes a full release of claims relating to his employment in favor of the Company, the NEO is entitled to receive additional weeks of benefits for up to 18, 24, or 30 months. For Messrs. Wainscott, Horn and Kaloski, the period to be used is 30 months. For Mr. Ferrara, the period to be used is 24 months. For Messrs. Newport and Zizzo, the period to be used is 18 months. The amounts calculated for this row assume that the effective date of the change-of-control and termination occurred on December 31, 2012. The employee benefits reported in this row include an annual executive physical, tax preparation and financial planning, life insurance and annual cost of health insurance for the applicable severance period. For purposes of this table, the severance period is assumed to be the maximum period available to each NEO.

(16) Under the terms of the change-of-control agreements entered into between the Company and each NEO, upon a triggering event the NEO is entitled to receive cash severance benefits in an amount equal to six months of the NEO's base salary in a single, undiscounted lump sum payment. If the NEO executes a full release of claims relating to his employment in favor of the Company, the NEO is entitled to receive additional cash severance in a single, undiscounted lump sum in an amount equal to 18, 24, or 30 months of the NEO's base salary. For Messrs. Wainscott, Horn and Kaloski, the period to be used is 30 months. For Mr. Ferrara, the period to be used is 24 months. For Messrs. Newport and Zizzo, the period to be used is 18 months. The amounts calculated for this row assume that the effective date of the change-of-control and termination occurred on December 31, 2012.

AUDIT COMMITTEE REPORT

In accordance with its written charter adopted by the Board of Directors, the Audit Committee (the "Committee") of the Board assists the Board in fulfilling its responsibility for oversight of the quality and integrity of the accounting, auditing and financial reporting practices of the Company. During 2012, the Committee met thirteen times and discussed the interim quarterly financial results with the Company's Chief Financial Officer and its independent registered public accounting firm, Deloitte & Touche LLP (the "independent auditors"), prior to public release.

In discharging its oversight responsibility as to the audit process, the Committee obtained from the independent auditors a formal written statement describing all relationships between the independent auditors and the Company that might bear on the independent auditors' independence consistent with Public Company Accounting Oversight Board ("PCAOB") Ethics and Independence Rule 3526, "Communication with Audit Committees Concerning Independence," discussed with the independent auditors any relationships that may impact their objectivity and independence and satisfied itself as to the auditors' independence. In addition, the Committee has received written material addressing the independent auditors' internal quality control procedures and other matters, as required by the New York Stock Exchange listing standards. The Committee also discussed with Management, the internal auditors and the independent auditors the quality and adequacy of the Company's internal controls and the organization, responsibilities and staffing of the internal audit function. The Committee reviewed with the Company's independent auditors and its internal auditors their respective audit plans, audit scope and identification of audit risks. The Committee has implemented a formal pre-approval process for non-audit fee spending and it seeks to limit this spending to a level that keeps the core relationship with the independent auditors focused on financial statement review and evaluation.

The Committee discussed and reviewed with the Company's independent auditors all communications required by auditing standards of the PCAOB (United States), including those described in PCAOB AU 380, "Communication with Audit Committees," and Rule 2-07, "Communication with Audit Committees," of Regulation S-X and, with and without Management present, discussed and reviewed the results of the independent auditors' examination of the financial statements. In addition, the Committee has discussed various matters with the independent auditors related to the Company's consolidated financial statements, including all critical accounting policies and practices used, all alternative treatments for material items that have been discussed with Company Management, and all other material written communications between the independent auditors and Management.

The Committee has discussed and reviewed with Management and the Company's independent auditors the Company's audited consolidated financial statements as of and for the year ended December 31, 2012, Management's assessment of the effectiveness of the Company's internal control over financial reporting, and the independent auditors' evaluation of the effectiveness of the Company's internal control over financial reporting. Management has the responsibility for the preparation of the Company's financial statements and for establishing and maintaining adequate internal control over financial reporting and the independent auditors have the responsibility for expressing opinions on the conformity of the Company's audited consolidated financial statements with accounting principles generally accepted in the United States of America and on the effectiveness of the Company's internal control over financial reporting.

Based on the above-mentioned review and discussions with Management and the Company's independent auditors, the Committee recommended to the Board that the Company's audited consolidated financial statements be included in its Annual Report on Form 10-K for the year ended December 31, 2012, for filing with the Securities and Exchange Commission. In February 2013, following a competitive process to determine what audit firm would serve as the Company's independent registered public accounting firm for 2013, the Committee retained Ernst & Young LLP. As a matter of good corporate governance, the Committee is seeking ratification by the Company's stockholders of that appointment.

THE AUDIT COMMITTEE

William K. Gerber, *Chair*
Dennis C. Cuneo
Ralph S. Michael, III
Shirley D. Peterson
Dr. James A. Thomson

PRINCIPAL ACCOUNTING FIRM FEES

The table below provides the aggregate fees paid or accrued by the Company to its independent registered public accounting firm, Deloitte & Touche LLP ("D&T"), for the years ended December 31, 2011 and 2012, respectively:

	2011	2012
Audit Fees(1)	$2,339,500	$3,241,200
Audit-Related Fees(2)	430,000	370,600
Total Audit and Audit-Related Fees	2,769,500	3,611,800
Tax-Related Fees(3)	749,080	677,419
All Other Fees	0	0
Total	$3,518,580	$4,289,219

(1) Includes fees for the integrated audit of annual consolidated financial statements and reviews of unaudited quarterly consolidated financial statements, audits of internal controls over financial reporting, fees for audits required for regulatory reporting by the Company's insurance subsidiaries and consents related to filings with the Securities and Exchange Commission. In 2012, this category included services related to the capital market transactions completed during the year.

(2) Includes audit-related fees for audits of employee benefit plans and agreed-upon procedure engagements.

(3) Primarily fees for tax compliance, tax planning and tax audits. In 2012, the Company paid $609,768 for tax compliance, $4,751 for tax planning, $42,900 for tax audits and $20,000 for international tax services.

The Audit Committee annually approves the scope and fees payable for the year-end audit, statutory audits and employee benefit plan audits to be performed by the independent registered public accounting firm for the next fiscal year. Management also defines and presents to the Audit Committee specific projects and categories of service, together with the corresponding fee estimates related to the services requested. The Audit Committee reviews these requests and, if acceptable, pre-approves the engagement of the independent registered public accounting firm. The Audit Committee authorizes its Chair to pre-approve all non-audit services on behalf of the Audit Committee during periods between regularly scheduled meetings, subject to ratification by the Audit Committee. For 2011 and 2012, the Audit Committee, either itself directly or through its Chair, pre-approved all Audit Fees, Audit-Related Fees, Tax-Related Fees and All Other Fees. The Company's Chief Financial Officer summarizes on an annual basis the external auditor services and fees paid for pre-approved services and reports on a quarterly basis if there are any new services being requested requiring pre-approval by the Audit Committee.

All of the services provided by D&T in 2011 and 2012 were approved in accordance with the foregoing policies and procedures.

As previously disclosed by the Company, in February 2013 the Audit Committee completed a competitive process to determine what audit firm would serve as the Company's independent registered public accounting firm for the year ending December 31, 2013. On February 22, 2013, the Audit Committee determined to dismiss D&T as the Company's independent registered public accounting firm effective immediately following the Company's filing of its Annual Report on Form 10-K for the year ended December 31, 2012 ("2012 Annual Report"). On February 28, 2013, the Company filed its 2012 Annual Report and dismissed D&T as its independent registered public accounting firm.

The reports of D&T on the Company's consolidated financial statements as of and for the years ended December 31, 2012, 2011 and 2010 did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the years ended December 31, 2012, 2011 and 2010, and through February 28, 2013, there were no (a) disagreements with D&T on any matter of accounting principles or practices, financial statement disclosure,

or auditing scope or procedure, which disagreements, if not resolved to D&T's satisfaction, would have caused D&T to make reference to the subject matter thereof in connection with its reports for such years; or (b) reportable events, as described under Item 304(a)(1)(v) of Regulation S-K.

Also as previously disclosed, contemporaneous with the determination to dismiss D&T, the Audit Committee engaged Ernst & Young LLP ("E&Y") as the Company's independent registered public accounting firm for the year ending December 31, 2013, also to be effective immediately following the filing of the Company's 2012 Annual Report. On February 28, 2013, the Company filed its 2012 Annual Report and its engagement of E&Y as its independent registered public accounting firm became effective.

During the years ended December 31, 2012, 2011 and 2010, and the subsequent interim period through February 28, 2013, the Company did not consult with E&Y regarding any of the matters or events set forth in Item 304(a)(2) of Regulation S-K.

ADVISORY VOTE TO RATIFY APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
(Proposal 2 on the proxy card)

The Audit Committee of the Board of Directors appointed Ernst & Young LLP ("E&Y"), as the Company's independent registered public accounting firm for the current fiscal year. The Audit Committee and the Board of Directors seek to have the stockholders ratify this appointment. Representatives of E&Y are expected to be present at the Annual Meeting and will have an opportunity to make a statement if they so desire and will respond to appropriate questions.

Although stockholder ratification is not required under the laws of the State of Delaware, the Audit Committee and the Board are submitting the appointment of E&Y to the Company's stockholders for an advisory vote on ratification at the Annual Meeting as a matter of good corporate governance in order to provide a means by which stockholders may communicate their opinion with respect to this matter. If the appointment of E&Y is not ratified by the stockholders, the Audit Committee may replace E&Y with another independent registered public accounting firm for the balance of the year or may decide to maintain its appointment of E&Y, whichever it deems to be in the best interests of the Company given the circumstances at that time.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR RATIFICATION OF THE AUDIT COMMITTEE'S APPOINTMENT OF ERNST & YOUNG LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR 2013.

ADVISORY VOTE TO APPROVE NAMED EXECUTIVE OFFICER COMPENSATION
(Proposal 3 on the proxy card)

As set out more fully above in the Compensation Discussion and Analysis section beginning on page 32, the Board believes that the Company's compensation program appropriately includes a substantial "pay-for-performance" component. One of the key indicators of the close alignment between the Company's performance and executive compensation is "realizable pay." The Board believes that consideration of realizable pay in the context of analyzing pay for performance is appropriate for a variety of reasons, including the following:

- A substantial portion of the compensation granted by the Committee to the CEO and reported in the Summary Compensation Table in this Proxy Statement at page 60 represented an incentive for future performance at the time it was awarded, *not actual cash compensation*.

- Much of this incentive pay was never actually received for the years reported in the Summary Compensation Table and will not be received, if at all, for many years in the future.
- If and when this incentive pay is realized, the amount realized may differ significantly from the amounts shown in the Summary Compensation Table, depending on how the Company actually performs.

An analysis of the realizable pay of the Company's CEO is set forth below. In order to have that analysis correspond more closely to the Company's executive compensation program, which includes incentives payouts based upon the Company's performance over three-year performance periods, the analysis focuses on the three most recently completed three-year performance periods (2008 – 2010, 2009 – 2011, and 2010 – 2012). It then calculates and compares an annual average for each three-year performance period. The average annual realizable compensation for each three-year performance period is graphically illustrated immediately below.



* For purposes of this realizable pay analysis, the term "realizable pay" has been defined to include the following compensation items: (1) actual base pay, (2) incentive payouts and discretionary bonuses, if any, actually paid, (3) all other compensation actually paid; and (4) the intrinsic value of all equity grants made, measured at the end of the most recently completed fiscal year. A chart providing the actual data used to prepare the above chart is set forth on page 36.

The above graph illustrates that, as the Company's financial performance has lagged as a result of the extraordinary recessionary conditions which started in 2008, the realizable pay of the Company's CEO during that period has declined significantly. The Board believes that this demonstrates the strong link between the Company's executive compensation program and the Company's financial performance.

Another strong indication of the correlation between the Company's performance and the compensation of its executives is the payout percentage under the performance-based compensation components of executive compensation. Those components consist principally of the following: incentive payments under the Annual Incentive Plan relating to a one-year performance period, incentive payments under the Long-Term Plan relating to a three-year performance period, and the value of stock issued pursuant to performance share awards for a three-year performance period. Set forth below is a chart which summarizes the pay-for-performance payouts of the Company by year in 2010, 2011 and 2012 as a percentage of the maximum potential award under those three performance-based plans for each year.

ACTUAL PAYOUTS UNDER PERFORMANCE-BASED PLANS

Year	Annual Incentive Plan	Long-Term Plan	Performance Shares
2010	6%	0%	0%
2011	23%	0%	0%
2012	10%	0%	0%

The above chart illustrates that, during the period 2010 to 2012, the Company's CEO (and its other Executive Officers) received very little performance-based compensation. In fact, the only incentive awards issued to the Company's executive management during that period of time were under the Annual Incentive Plan, and most of that payout was directly attributable to industry-leading safety performance (all 6% in 2010, 10 of 23% in 2011 and all 10% in 2012).

In short, because the Company did not perform well enough financially to earn it, the Named Executive Officers received very little of the performance-based compensation potentially available to them from 2010 to 2012. That is the way the Company's executive compensation program is designed to work and, in fact, did work.

As discussed in detail beginning on page 58, following the 2012 Advisory Vote to Approve Named Executive Officer Compensation, the Management Development and Compensation Committee (the "Committee") carefully considered the results of the advisory vote, in which approximately 69% of votes cast were "For" the compensation of the Named Executive Officers as described in the 2012 Proxy Statement. The Committee also discussed the results of the advisory vote with its independent executive compensation consultant. Finally, the Committee considered shareholder feedback, both on the Company's executive compensation program, generally, and certain facets of the program, specifically, received through open dialogue and conversations between Management and shareholders, including most of the Company's largest shareholders. This dialogue took place both before and after the 2012 advisory vote on 2011 compensation. Among other topics, Management and shareholders discussed and exchanged ideas regarding the linkage between the Company's executive compensation pay structure and its financial performance, the Company's emphasis on tying its executives' compensation to long-term performance and the best ways for ensuring that the Company is able to maintain a reasonable and appropriate, performance-based compensation structure that still enables it to obtain and retain top talent for its executive ranks.

In response to the Committee's consideration of the 2012 advisory vote results, its discussions with its independent executive compensation consultant and review of shareholder feedback, the Committee took several actions with respect to the Company's executive compensation program when it next determined annual compensation packages in January 2013. For example, the Committee decided at its January 2013 meeting to hold the base salaries of the Executive Officers flat and to reduce the value of the equity awards granted to the Executive Officers in 2013 compared to what was granted in 2012. In addition, the Committee recommended to the Board, and the Board approved, the replacement of all remaining "single-trigger" provisions included in Executive Officer change-in-control agreements with a "double-trigger" provision, and the elimination of the "gross-up" provision in those agreements with respect to the federal excise tax on "parachute payments."

The Committee respects all shareholder votes, both "For" and "Against" the Company's compensation program, and remains committed to continued engagement with shareholders to ensure that the Company maintains executive compensation practices that are effective, appropriate and in the best interests of its shareholders.

Because your vote is advisory, it will not be binding on the Board. The Board, however, through the Committee, will consider the results of the voting on this proposal in establishing the Company's executive compensation program and in determining the executive compensation packages for its Named Executive Officers in the future.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE FOLLOWING RESOLUTION TO APPROVE THE COMPENSATION OF THE NAMED EXECUTIVE OFFICERS AS DISCLOSED IN THIS PROXY STATEMENT:

"RESOLVED, that the Company's stockholders approve, on an advisory basis, the compensation of the Company's Named Executive Officers, as disclosed in the Company's Proxy Statement for the 2013 Annual Meeting of Stockholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission."

RE-APPROVAL OF THE PERFORMANCE GOALS OF THE COMPANY'S ANNUAL MANAGEMENT INCENTIVE PLAN (Proposal 4 on the proxy card)

Introduction

The Management Development and Compensation Committee (for purposes of the discussion of this proposal, the "Committee") of the Board of Directors oversees the Company's compensation program, the primary goals of which are to align the interests of management and the Company's stockholders, link compensation with Company performance, and attract, motivate and retain high caliber employees capable of driving the Company's long-term success. Consistent with the objective of strengthening the commonality of interests between Management and the Company's stockholders, the Committee believes that a significant portion of the overall compensation package for each of the Company's Executive Officers should include components that link the executive's compensation to the Company's performance. The Committee further believes that a well-designed executive compensation program includes both annual and long-term performance incentives. The Company provides annual performance-based awards to its employees, including its Executive Officers, pursuant to its Annual Incentive Plan. Under the terms of the Annual Incentive Plan, a participant can earn a cash performance award based upon the annual performance of the Company against goals established for three different performance factors: safety, quality and net income (excluding special, unusual and extraordinary items). If paid at the maximum level, the allocation of the components of a performance award under the Annual Incentive Plan would be 10% for safety, 10% for quality and 80% for financial performance. If paid at the target level, the allocation of the components of a performance award under the Annual Incentive Plan would be 20% for safety, 20% for quality and 60% for financial performance. Net income is included and is the predominant factor because it is a widely recognized measure of a company's financial success. Safety and quality are included because they are hallmarks of the Company's historical success and critical components of the Company's strategy to distinguish itself from its competition. The Annual Incentive Plan thus is intended to motivate the Company's Executive Officers and other participants in the plan to focus on both financial and non-financial annual performance-based goals that directly impact the Company's success. The Committee generally assigns an annual threshold goal and target goal for each of these performance factors and an additional annual goal for the net income factor which, if achieved, would result in payment of the maximum performance award under the Annual Incentive Plan. These goals generally are established during the first 90 days of the year. No award will be paid with respect to a particular performance factor unless the Company at least meets the threshold goal for that performance factor. In addition, no award will be paid with respect to quality unless the Company at least meets the threshold goal for financial performance. Because, however, of the critical importance the Company places on the safety of its employees, the Annual Incentive Plan is designed to allow a payout for safety performance even if the financial performance threshold goal is not achieved.

The Company's Annual Incentive Plan was originally adopted in January 1993. The Annual Incentive Plan underwent subsequent amendments, chiefly to conform to the requirements of Sections 162(m) and 409A of the Internal Revenue Code. For ease of reference and presentation, on October 18, 2007, the Company amended and restated the Annual Incentive Plan to incorporate all prior amendments. Subsequently, in December 2008, the Company amended the Annual Incentive Plan with a First Amendment, effective as of December 20, 2008. A copy of the amended and restated Annual Incentive Plan and the First Amendment are attached as Exhibit A to this Proxy Statement. References in the following discussion to the "Annual Incentive Plan" are to such plan as amended by the First Amendment.

The Company is submitting for stockholder re-approval the performance-based terms of the Annual Incentive Plan, in accordance with Section 162(m) of the Internal Revenue Code. As further discussed in this Proposal below, stockholder re-approval is one of the elements necessary for the Company to satisfy the tax deductibility requirements for amounts constituting "performance-based awards" paid under the Annual Incentive Plan to certain AK Steel Executive Officers. These performance goals were most recently approved by stockholders at the Company's Annual Meeting in May 2008.

Reason for Seeking Shareholder Approval and Explanation of Approval Sought

Section 162(m) generally places a $1,000,000 limit on the deductibility for federal income tax purposes of the annual compensation paid to a company's Chief Executive Officer and each of its other three most highly compensated Executive Officers (other than the Chief Financial Officer). However, "qualified performance-based compensation" is exempt from this deductibility limitation. Qualified performance-based compensation is compensation paid based solely upon the achievement of objective performance goals, the material terms of which are approved by the shareholders of the paying corporation.

The Company's shareholders most recently approved the performance goals under the Annual Incentive Plan at the Company's Annual Meeting in May 2008. Under Section 162(m), in order for performance awards under the Annual Incentive Plan to continue to qualify as performance-based compensation, the material terms of the plan's performance goals must be approved by the shareholders no later than the first shareholder meeting that occurs in the fifth year following the year in which the goals last received shareholder approval. Since the last such shareholder approval was received in 2008, we are now asking the shareholders to reapprove the Annual Incentive Plan performance goals in order to preserve the Company's ability to treat awards under the Annual Incentive Plan as performance-based under Section162(m). Such approval will allow the Company to continue to deduct the compensation expense related to the awards, assuming all of the other requirements of Section 162(m) have been satisfied. We are not amending or altering the Annual Incentive Plan.

Summary of the Annual Incentive Plan

Set forth below is a summary of certain important features of the Annual Incentive Plan, including the material terms of the performance goals under which compensation is to be paid to the participants in the Annual Incentive Plan. The summary is qualified in its entirety by reference to the full text of the Annual Incentive Plan, a copy of which is appended to this Proxy Statement as Exhibit A. All capitalized terms not specifically defined in this Proposal are defined in the text of the Annual Incentive Plan.

Eligibility. Eligibility for participation in the Annual Incentive Plan is set forth in Section 2 of the plan. All elected officers and other nonrepresented salaried employees of the Company are eligible to be selected for participation in the Annual Incentive Plan.

Business Criteria for Performance Awards. The business criteria for determining performance awards under the Annual Incentive Plan are set forth in Section 3 of the plan. They are net income (excluding special, unusual and extraordinary items), safety and quality.

Performance Award Determination; Maximum Award Amount. The process for determining a performance award and the maximum amount of a performance award under the Annual Incentive Plan are set forth in Sections 3 and 6 of the plan. In general, the process for determining a performance award is as follows: Each participant, or "Plan Member," in the Annual Incentive Plan is assigned a Target Percentage and a Maximum Percentage at the time he or she is selected to participate in the plan based upon the participant's position in and overall contribution to the Company. For "Covered Employees" under Section 162(m) (which would include the Company's Executive Officers), those percentages are established by the Committee and in accordance with the timing and other terms set by Section 162(m). An "Executive Management Committee," consisting of the CEO, the Vice President of Human Resources and, from time to time, others designated by the CEO, assigns each other Plan Member a Target Percentage and a Maximum Percentage. A Plan Member's

Target Percentage is multiplied by the Plan Member's annual base compensation for the applicable performance period to arrive at the Plan Member's target award if the Company achieves certain goals with respect to safety, quality and/or net income. These goals are established by the Committee and ratified by the Board of Directors at the start of a performance period. A Plan Member's Maximum Percentage, which is two times his or her Target Percentage, is multiplied by his or her annual base compensation to determine his or her maximum award if the Company, in addition to meeting the goals for safety and quality, exceeds the established net income goal by a certain level as determined by the Committee. If only the goal for safety is attained for a Performance Period, the Committee nevertheless would grant a Performance Award for safety only. The Committee may also identify one or more Covered Employees to participate in a Special Award. If an individual is selected to participate in the Special Award grant, the Committee establishes an objective formula based on net income that, if attained, would entitle such individual to a Special Award. At the conclusion of each Performance Period, the Committee, with respect to Covered Employees, and the Executive Management Committee, with respect to other Plan Members, determines the extent to which the performance goals have been met. The Committee and the Executive Management Committee, respectively, will then determine the target award or maximum award, and any Special Award, earned by each Plan Member. A Plan Member's Performance Award for a Performance Period consists of the target award or maximum award, as the case may be, plus any Special Award, to which he or she may be entitled in respect of that Performance Period. No Performance Award may be paid to a Covered Executive except upon written certification by the Committee that the applicable performance goals have been satisfied. No Covered Executive may receive a Performance Award in excess of $5,000,000. Each Performance Award is paid in cash in a single lump-sum.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE RE-APPROVAL OF THE PERFORMANCE GOALS OF THE ANNUAL MANAGEMENT INCENTIVE PLAN.

STOCKHOLDER PROPOSALS FOR THE 2014 ANNUAL MEETING AND NOMINATIONS OF DIRECTORS

The Company's By-laws establish an advance notice procedure with regard to certain matters, including stockholder proposals and nominations of individuals for election to the Board of Directors. Notice of a stockholder proposal or Director nomination for the 2014 Annual Meeting must be received by the Company no later than March 25, 2014 and no earlier than February 23, 2014, and must contain certain information and conform to certain requirements specified in the By-laws. If the Chairman determines at the Annual Meeting that a stockholder proposal or Director nomination was not made in accordance with the By-laws, the Company may disregard the proposal or nomination.

If a stockholder intends to present a proposal at the 2014 Annual Meeting of Stockholders and seeks to have the proposal included in the Company's proxy materials in reliance on Rule 14a-8 under the Securities Exchange Act of 1934, the proposal must be submitted in writing and received by the Secretary of the Company no later than December 13, 2013. The proposal must also satisfy the other requirements of the rules of the Securities and Exchange Commission relating to stockholder proposals.

In addition, if a stockholder submits a proposal outside of Rule 14a-8 for the 2013 Annual Meeting, but the proposal complies with the advance notice procedure prescribed by the By-laws, then the Company's proxy may confer discretionary authority on the persons being appointed as proxies on behalf of the Board of Directors to vote on the proposal.

Any proposals, as well as any related questions, should be directed to: Secretary, AK Steel Holding Corporation, 9227 Centre Pointe Drive, West Chester, Ohio 45069.

OTHER MATTERS

The Company's audited financial statements as of and for the year ended December 31, 2012, together with the report thereon of Deloitte & Touche LLP, the Company's independent registered public accounting firm for the year ended December 31, 2012, are included in the Company's 2012 Annual Report under the Securities Exchange Act of 1934. A copy of the 2012 Annual Report on Form 10-K is included in the Company's 2012 Annual Report to Stockholders and is being furnished on the Internet to stockholders together with this Proxy Statement.

This Proxy Statement and the accompanying form of proxy will be furnished on the Internet to stockholders on or about April 12, 2013, together with the 2012 Annual Report to Stockholders. In addition, the Company is requesting banks, brokers and other custodians, nominees and fiduciaries to forward the Notice of Internet Availability of Proxy Materials to the beneficial owners of shares of the Company's common stock held by them of record and will reimburse them for the reasonable out-of-pocket expenses they incur in complying with this request. The Company retained Georgeson Inc. to assist in the solicitation of proxies for a fee estimated to be $9,000 plus out-of-pocket expenses. Solicitation of proxies also may be made by officers and employees of the Company, via personal contacts, telephone or email. The cost of soliciting proxies will be borne by the Company.

The Board of Directors does not know of any matters to be presented at the meeting other than those set forth in the accompanying Notice of Meeting. However, if any other matters properly come before the meeting, it is intended that the holders of proxies will vote on the matter in their discretion.

By order of the Board of Directors,
David C. Horn
Secretary

West Chester, Ohio
April 12, 2013

EXHIBIT A

AK STEEL CORPORATION
ANNUAL MANAGEMENT INCENTIVE PLAN
(as amended and restated as of October 18, 2007)

Introduction

The name of this plan is the AK Steel Corporation Annual Management Incentive Plan (the "Plan"). AK Steel Corporation (the "Company") adopted the Plan in 1994 to enhance the Company's focus on specific performance goals with respect to net income, safety, and quality. The Plan is hereby amended and restated as set forth in this document.

The Plan is a payroll practice intended to motivate selected employees to meet certain performance goals. The Plan is not intended to be an employee benefit plan within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended, and the Plan shall be interpreted, administered and enforced to the extent possible in a manner consistent with that intent. Any obligations under the Plan shall be the joint and several obligations of AK Steel Holding Corporation, the Company, and each of their respective subsidiaries and affiliates. The Plan is designed to comply with the performance-based compensation exception under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code").

1. Administration of the Plan.

This Plan shall be administered by the Compensation Committee (the "Committee") of the Board of Directors of the Company (the "Board"). The Committee shall consist of not less than two members of the Board who shall be appointed from time to time by, and shall serve at the discretion of, the Board. Each member of the Committee shall be an "outside director" within the meaning of Section 162(m) of the Code and related regulations, an "independent director" as defined in the rules and regulations of the New York Stock Exchange, and a "non-employee director" as defined in Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended. The Human Resources Department of the Company shall maintain records of authorized participants for each period described in paragraph 4 below (the "Performance Period").

2. Participation.

Certain nonrepresented salaried employees of the Company ("Plan Member" or "Plan Members") shall be eligible to participate in this Plan upon selection by the Chairman of the Board or his delegate, the Executive Management Committee (the "EMC"), subject to the approval and/or review from time to time by the Committee. The EMC shall consist of the Company's Chief Executive Officer, President, Vice President—Human Resources, and such other individuals as may be designated from time to time by the Chief Executive Officer. Notwithstanding the foregoing, any covered employee as defined in Section 162(m)(3) of the Code ("Covered Employee"), shall be designated to participate in the Plan by the Committee in writing within the time period prescribed by Section 162(m) of the Code and related regulations.

3. Bonus Opportunity Targets.

Each Plan Member shall be assigned a Bonus Opportunity Target Percentage ("Target Percentage") and a Bonus Opportunity Maximum Percentage ("Maximum Percentage") at the time he is selected for participation in this Plan based on his position in the Company and/or his overall contribution to the Company. A Plan Member's Target Percentage and/or Maximum Percentage may be changed from time to time at the discretion of the Committee or the EMC. Notwithstanding the foregoing, the Committee shall assign or change, in writing, the Target Percentage and Maximum Percentage for any Covered Employee for a particular Performance Period within the time period prescribed by Section 162(m) of the Code and related regulations.

A Plan Member's Target Percentage with respect to any Performance Period is the percentage of his annual base compensation (as defined below) that may be awarded to him by the Company as additional compensation if the Company achieves certain goals as determined by the Committee and approved by the Board with respect to net income (excluding special, unusual and extraordinary items), safety, and quality. A Plan Member's Maximum Percentage, which is two times his Target Percentage, is the percentage of his annual base compensation that may be awarded if the Company achieves for the Performance Period not only the established safety and quality goals, but exceeds the established net income goal by a certain level as determined by the Committee. A Plan Member's annual base compensation for purposes of this Plan shall be his actual base salary paid during the relevant Performance Period.

Any amount awarded to a Plan Member under this Plan shall be referred to herein as a "Performance Award." If a Plan Member is designated to participate in the Plan after the commencement of a Performance Period, such individual's Performance Award will be prorated based on his period of participation in the Plan during such Performance Period.

4. Performance Periods.

Each Performance Period shall be the twelve-month period commencing on January 1 and ending on the following December 31.

5. Performance Award Payment Date.

The Performance Award Payment Date is the date on which any Performance Awards are paid to Plan Members, which date shall not be later than March 15 immediately following the last day of each Performance Period. Before any Performance Award is paid to a Covered Employee, the Committee shall certify in writing that the criteria for receiving a Performance Award pursuant to the terms of the Plan have been satisfied.

6. Performance Award Determination.

For each Performance Period, the Committee shall assign, in writing, with respect to each of the performance factors of net income, safety, and quality, a threshold goal, a target goal, and, with respect to the net income factor, the level which if exceeded will result in the maximum Performance Awards being made. If the threshold goals are not met, no Performance Awards shall be made. Achievement of performance between the threshold and target goals shall result in Performance Awards being made. The threshold and target goals, and the level of net income required to achieve the maximum Performance Awards, shall be communicated in writing to Covered Employees no later than the time period prescribed by Section 162(m) of the Code and related regulations. Different threshold and target goals may apply with respect to a specific plant, department, or area of the Company. Notwithstanding the foregoing, Performance Awards may be granted with respect to achievement of the threshold goal for safety even if the threshold goal for net income for the Performance Period is not achieved.

The Committee may establish such other parameters and procedures for determining Performance Awards as it deems appropriate with respect to any Performance Period. The maximum Performance Award (including any special Performance Award pursuant to paragraph 7 below) that may be paid to any Covered Employee with respect to any Performance Period shall be $5 million. The Committee may delegate the calculation of Performance Awards to the Company's Chief Financial Officer, subject to the Committee's supervision.

7. Special Awards to Covered Employees.

Subject to the provisions of paragraph 6 above, the Committee may grant with respect to any Performance Period a special Performance Award to any Covered Employee if a specified level of net income (excluding special, unusual and extraordinary items) is achieved by the Company. The level of net income required to achieve any such award and the amount of any such award shall be established by the Committee in writing within the time period prescribed by Section 162(m) of the Code and related regulations.

8. Form of Payment.

All Performance Awards will be paid in a single lump-sum payment in cash. The Company will withhold such payroll or other taxes as it determines to be necessary or appropriate.

9. Occurrence of Events During Performance Period.

a. Termination of Employment.

If during a Performance Period a Plan Member dies, becomes totally and permanently disabled, or retires, the Plan Member (or his estate in the case of death) shall be entitled under this Plan to a prorated Performance Award, if any, based on his period of participation during such Performance Period. If during a Performance Period a Plan Member's employment with the Company involuntarily terminates for any reason other than for cause, the Plan Member may receive, in the sole discretion of the Committee or the EMC, a prorated Performance Award, if any, based on his period of participation during such Performance Period. If a Plan Member is terminated for cause, as cause may be defined by the Committee or the EMC, or if a Plan Member voluntarily terminates before any Performance Award Payment Date, no Performance Award shall be paid under this Plan.

b. Removal from the Plan.

A Plan Member may be removed from further participation in this Plan by the Committee or the EMC and such removal shall be effective as of the date determined by the Committee or the EMC. In such a case, the Plan Member may receive, in the sole discretion of the Committee or the EMC, a prorated Performance Award, if any, based on his period of participation during the Performance Period in which his removal occurs.

c. Leave of Absence.

If during a Performance Period, a Plan Member is absent from employment with the Company for a period of more than ninety (90) consecutive calendar days for any reason, the Plan Member's participation in the Plan will be suspended for the period of such absence exceeding ninety (90) days, and he may receive, in the sole discretion of the Committee or the EMC, a prorated Performance Award, if any, based on his period of participation during such Performance Period.

10. Source of Benefits.

The Company shall make any cash payments due under the terms of this Plan directly from its assets. Nothing contained in this Plan shall give or be deemed to give any Plan Member or any other person any interest in any property of the Company, nor shall any Plan Member or any other person have any right under this Plan not expressly provided by the terms hereof, as such terms may be interpreted and applied by the Committee in its discretion.

11. Liability of Officers and Plan Members.

No current or former employee, officer, director or agent of AK Steel Holding Corporation or of the Company shall be personally liable to any Plan Member or other person to pay any benefit payable under any provision of this Plan or for any action taken by any such person in the administration or interpretation of this Plan.

12. Unsecured General Creditor.

The rights of a Plan Member (or his beneficiary in the event of his death) under this Plan shall only be the rights of a general unsecured creditor of the Company, and the Plan Member (or his designated beneficiary) shall

not have any legal or equitable right, interest, or other claim in any property or assets of the Company by reason of the establishment of this Plan.

13. Arbitration.

Any dispute under this Plan shall be submitted to binding arbitration subject to the rules of the American Arbitration Association before an arbitrator selected by the Company and acceptable to the Plan Member. If the Plan Member objects to the appointment of the arbitrator selected by the Company, and the Company does not appoint an arbitrator acceptable to the Plan Member, then the Company and the Plan Member shall each select an arbitrator and those two arbitrators shall collectively appoint a third arbitrator who shall alone hear and resolve the dispute. The Company and the Plan Member shall share equally the costs of arbitration. No Company agreement of indemnity, whether under its Articles of Incorporation, the bylaws or otherwise, and no insurance by the Company, shall apply to pay or reimburse any Plan member's costs of arbitration.

14. Amendment or Termination of Plan.

The Board expressly reserves for itself and for the Committee the right and the power to amend or terminate the Plan at any time. In such a case, unless the Committee otherwise expressly provides at the time the action is taken, no Performance Awards shall be paid to any Plan Member on or after the date of such action.

15. Miscellaneous.

a. Assignability.

Plan Members shall not alienate, assign, sell, transfer, pledge, encumber, attach, mortgage, or otherwise hypothecate or convey in advance of actual receipt the amounts, if any, payable hereunder. No part of the amounts payable hereunder shall, prior to actual payment, be subject to seizure or sequestration for the payment of any debts, judgments, alimony, or separate maintenance, nor shall any person have any other claim to any benefit payable under this Plan as a result of a divorce or the Plan Member's, or any other person's bankruptcy or insolvency.

b. Obligations to the Company.

If a Plan Member becomes entitled to payment of any amounts under this Plan, and if at such time the Plan Member has any outstanding debt, obligation, or other liability representing an amount owed to the Company, then the Company may offset such amounts against the amounts otherwise payable under this Plan. Such determination shall be made by the Committee or the Board.

c. No Promise of Continued Employment.

Nothing in this Plan or in any materials describing or relating to this Plan grants, nor should it be deemed to grant, any person any employment right, nor does participation in this Plan imply that any person has been employed for any specific term or duration or that any person has any right to remain in the employ of the Company. Subject to the provisions of paragraph 9 hereof, the Company retains the right to change or terminate any condition of employment of any Plan Member without regard to any effect any such change has or may have on such person's rights hereunder.

d. Captions.

The captions to the paragraphs of this Plan are for convenience only and shall not control or affect the meaning or construction of any of its provisions.

e. Pronouns.

Masculine pronouns and other words of masculine gender shall refer to both men and women.

f. Validity.

In the event any provision of this Plan is found by a court of competent jurisdiction to be invalid, void, or unenforceable, such provision shall be stricken and the remaining provisions shall continue in full force and effect.

g. Applicable Law.

This Plan is subject to interpretation under federal law and, to the extent applicable, the law of the State of Ohio.

Adopted: 1994
Amended and Restated: March 19, 1998
Amended and Restated: January 16, 2003
Amended and Restated: October 18, 2007

FIRST AMENDMENT
TO THE
AK STEEL CORPORATION
ANNUAL MANAGEMENT INCENTIVE PLAN
(as amended and restated effective as of October 18, 2007)

Pursuant to the power of amendment reserved to AK Steel Corporation under the terms of Section14 of the AK Steel Corporation Annual Management Incentive Plan (as amended and restated as of October 18, 2007) (the "Plan"), the Plan is hereby amended as follows, effective as of December 20, 2008:

The first sentence is Section 9(a) is changed in its entirety to read as follows:

"If during a Performance Period a Plan Member dies, becomes totally and permanently disabled, or retires, the Plan Member (or his or her estate in the case of death) shall be entitled under this Plan to a prorated Performance Award, if any based on his or her period of participation during such Performance Period; provided however, with respect to any Plan Member who retires in December, 2008 pursuant to the Company's early retirement window program beginning on December 20, 2008 and ending on February 6, 2009, such Performance Award with respect to the 2008 Performance Period shall not be prorated."

IN WITNESS WHEREOF, AK Steel Corporation has caused this First Amendment to the Plan to be executed this 23rd day of December, 2008.

AK STEEL HOLDING CORPORATION
AK STEEL CORPORATION

By: /s/ David C. Horn
David C. Horn, Senior Vice President,
General Counsel and Secretary

[THIS PAGE INTENTIONALLY LEFT BLANK]

[THIS PAGE INTENTIONALLY LEFT BLANK]